As filed with the Securities and Exchange Commission on August 10, 2011

Registration No. 333-172932

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ALLISON TRANSMISSION HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3714	26-0414014
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4700 West 10th Street

Indianapolis, IN 46222

(317) 242-5000

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Eric C. Scroggins

Vice President — General Counsel and Secretary

Allison Transmission Holdings, Inc.

4700 West 10th Street

Indianapolis, IN 46222

(317) 242-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachel W. Sheridan, Esq. Jason M. Licht, Esq. Latham & Watkins LLP 555 11th Street, NW Washington, DC 20004 (202) 637-2200	William F. Gorin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☐ Smaller reporting company

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2011

PROSPECTUS

Shares

Allison Transmission Holdings, Inc.

Common Stock

This is Allison Transmission Holdings, Inc.’s initial public offering. We are selling              shares of our common stock. The selling stockholders are offering              shares of our common stock in this offering. We will not receive any proceeds from the sale of shares held by the selling stockholders. The selling stockholders in this offering are affiliates of The Carlyle Group, or Carlyle, and affiliates of Onex Corporation, or Onex.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. Our common stock has been authorized for listing on the New York Stock Exchange, or the NYSE, under the symbol “ALSN.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 17 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	In addition, upon completion of this offering, we will pay up to $1,200,000 for certain financial consulting services to a broker-dealer not part of the underwriting syndicate. See “Underwriting.”

The underwriters may also purchase up to an additional              shares from us and up to an additional              shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2011.

BofA Merrill Lynch	Citigroup	J.P. Morgan

Credit Suisse	Morgan Stanley	Goldman, Sachs & Co.

Barclays Capital	Deutsche Bank Securities

Baird

KeyBanc Capital Markets	SMBC Nikko

The date of this prospectus is                     , 2011.

Allison Transmission

SCHOOL BUS

276
Hybrid Technology

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

i

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties, including Americas Commercial Transportation Research, which we refer to as ACT Research, including their N.A. Commercial Vehicle OUTLOOK report, dated May 10, 2011, Frost & Sullivan’s May 2010 report titled: Strategic Analysis of North American and European Hybrid Truck, Bus and Van Market, which we refer to as Frost & Sullivan, J. D. Power and Associates World Truck Query 1Q 2011, which we refer to as J. D. Power and Associates, and Ward’s Automotive Group report, dated March 10, 2011. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source. Estimates of historical growth rates in the markets where we operate are not necessarily indicative of future growth rates in such markets.

CERTAIN TRADEMARKS

This prospectus includes trademarks, such as Allison Transmission and ReTran, which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and tradenames.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. Unless otherwise noted in this prospectus, the term “Allison Holdings” means Allison Transmission Holdings, Inc. “Allison,” “the Company,” “Successor,” “we,” “us,” “our” and “our company” means Allison Holdings and its subsidiaries, including Allison Transmission, Inc., our primary operating company and a wholly-owned subsidiary of Allison Holdings, which we refer to as “ATI.”

Company Overview

We are the world’s largest manufacturer of fully-automatic transmissions for medium- and heavy-duty commercial vehicles, medium- and heavy-tactical U.S. military vehicles and hybrid-propulsion systems for transit buses. Allison transmissions are used in a variety of applications, including on-highway trucks (distribution, refuse, construction and fire and emergency), buses (primarily school and transit), motorhomes, off-highway vehicles and equipment (primarily energy and mining) and military vehicles (wheeled and tracked). We believe the Allison brand is one of the most recognized in our industry as a result of the performance, reliability and fuel efficiency of our transmissions. We estimate that globally, in 2010, we sold approximately 60% of all fully-automatic transmissions for medium- and heavy-duty on-highway commercial vehicle applications, and we believe we are well-positioned to capitalize on attractive growth opportunities. For the years ended December 31, 2010, 2009 and 2008 we generated net sales of $1,926.3 million, $1,766.7 million and $2,061.4 million, respectively, net income (loss) of $29.6 million, $(323.9) million and $(328.1) million, respectively, Adjusted net income of $273.7 million, $49.6 million and $92.7 million, respectively, and Adjusted EBITDA of $617.0 million, $501.3 million and $544.0 million, respectively, representing a 32.0%, 28.4% and 26.4% Adjusted EBITDA margin, respectively.

We introduced the world’s first fully-automatic transmission for commercial vehicles over 60 years ago. Since that time, we have driven the trend in North America and Western Europe towards increasing adoption of fully-automatic transmissions, or automaticity, by targeting a diverse range of commercial vehicle vocations. As compared to manual transmissions and automated manual transmissions, or AMTs, we believe the superior performance attributes of our fully-automatic transmissions in vocations with a high degree of “start and stop” activity, as well as in urban environments, include lower maintenance costs, reduced vehicle downtime, ease of operation, increased safety and improved driver and passenger comfort. We believe our transmissions offer increased fuel efficiency and faster acceleration, resulting in lower operating costs and increased productivity when they are used in vehicles with duty cycles that require a high degree of “start and stop” activity. As a result of these attributes, our fully-automatic transmissions are the standard or exclusive transmission offered in the powertrain configuration of certain types of vehicles in North America, including school buses, fire and emergency vehicles, medium- and heavy-tactical U.S. military vehicles and certain mining trucks. In applications where our transmission is offered as an alternative to a manual transmission or an AMT, such as distribution and refuse trucks, we believe end users frequently specify an “Allison” transmission when ordering a commercial vehicle, which can create pull-through demand for our products to our OEM customers.

We believe the Allison brand is one of the most recognized and respected names in the commercial vehicle industry and is associated with high quality, reliability, durability, vocational value, technological leadership and superior customer service. We believe our brand helps us to maintain our leading market position and to price our products commensurate with the value provided to the end user. Allison transmissions are optimized for the unique performance requirements of end users, which typically vary by vocation. Our products are highly engineered, requiring advanced manufacturing processes, and employ complex software algorithms for our transmission controls to maximize end user performance. We have developed over 100 different models that are used in more than 2,500 different vehicle configurations and are compatible with more than 500 combinations of engine brands, models and ratings (including diesel, gasoline, compressed natural gas and other alternative fuels). In 2010, over 10,000 unique Allison developed calibrations were used with our transmission control modules. We believe our scale, experience and culture of innovation reinforce our leading market position and provide us with a competitive advantage.

Based on our market leadership, history of innovation, brand recognition and global presence, we believe we are well-positioned to capitalize on attractive growth opportunities globally. Our core North American on-highway market, which we define as Class 4-7 trucks, Class 8 straight trucks, buses (school, conventional transit, shuttle and coach) and motorhomes, is poised for recovery. According to ACT Research, on-highway commercial vehicle production in North America (excluding transit and coach bus, and motorhome) reached a 20-year low in 2009 and is anticipated to experience a compounded annual growth rate, or CAGR, of 20.8% from 2010 to 2013, although we cannot assure you that such growth rates will materialize. In addition, we believe markets outside North America represent a major growth opportunity for us, as we estimate less than 5% of the medium- and heavy-duty commercial vehicles sold outside North America in 2010 were equipped with fully-automatic transmissions, as compared to 79% in our core North American market as defined above. We intend to drive the rate of adoption of fully-automatic transmissions in commercial vehicles globally by pursuing the same vocational strategy we employ in North America, though we cannot provide any assurances that our business strategies will be successful or that fully-automatic transmissions will be increasingly adopted outside North America. Our anticipated growth outside of North America will be facilitated by our established international operations and customer relationships. For example, we are the leading provider of fully-automatic transmissions for medium- and heavy-duty commercial vehicles in China with a substantial installed base of over 30,000 Allison transmissions. In addition, in response to the evolving global focus on fuel consumption, we are developing new products to improve fuel efficiency without compromising performance. Over the last three years, we have accelerated and significantly increased our investment in research and development. Examples of our key innovations include the development of a fully-automatic hybrid-propulsion system for the medium- and heavy-duty commercial truck markets and a fully-automatic transmission for a portion of the Class 8 tractor truck market, where we currently have a limited presence.

We continue to execute on a number of manufacturing and purchasing initiatives to increase efficiency, reduce operating costs and enhance our profitability and cash flow generation capabilities. For example, in 2008, we negotiated a mutually beneficial labor agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, or UAW, which introduced a multi-tier wage and benefit structure and an annual profit-sharing incentive compensation plan for the hourly workforce tied to identical performance metrics as those used for the management team and salaried employees. As a result of our focus on improving our operating effectiveness and efficiency, we have been able to improve our Adjusted EBITDA margin by 560 basis points since 2008, despite experiencing one of the most severe economic downturns our industry has ever faced. We also established a new manufacturing facility in Chennai, India in 2010 and in Szentgotthard, Hungary in 2011, both of which will provide access to low-cost manufacturing and a geographic presence to support our growth efforts in emerging markets. As we execute our growth strategy, we believe our strong operating leverage will position us for earnings growth and cash flow generation.

Allison Transmission, Inc., which is headquartered in Speedway, Indiana, was acquired by Carlyle and Onex, which we collectively refer to as our Sponsors, in August 2007 from General Motors Corporation, or General Motors, which we refer to as the Acquisition Transaction. The Acquisition Transaction was structured as an asset purchase for U.S. federal income tax purposes, which resulted in a step-up in the U.S. federal income tax basis of our assets that allows us to take substantial amortization deductions for U.S. federal income tax purposes. As of December 31, 2010, we had $3.6 billion of unamortized intangible assets which may be amortized over a period of approximately 11.6 years. These assets are expected to generate U.S. federal income tax deductions of approximately $313 million annually through 2021 and approximately $183 million in 2022. If we generate taxable income in the future, the amortization of these assets, together with existing U.S. net operating losses of $383.1 million as of December 31, 2010, will be used to reduce our U.S. federal cash income tax payments.

Our Industry & Served Markets

Commercial vehicles typically employ one of three transmission types: manual, AMT or fully-automatic. According to Frost & Sullivan, manual transmissions are the most prevalent transmission type used in Class 8 tractors in North America and in medium- and heavy-duty commercial vehicles, generally, outside North America. Manual transmissions utilize a disconnect clutch causing power to be interrupted during each gear shift resulting in energy loss related inefficiencies and less work being accomplished for a given amount of fuel consumed. In long-distance trucking, this power interruption is not a significant factor, as the manual transmission provides its highest degree of fuel economy during steady-state cruising. However, steady-state cruising is only one part of the duty cycle. As the duty cycle experiences increasing degrees of “start and stop” activity, common in many vocations as well as in urban environments, we believe manual transmissions result in reduced performance, lower fuel efficiency, lower average speed for a given amount of fuel consumed and inferior ride quality. Moreover, the clutches must be replaced regularly, resulting in increased maintenance expense and vehicle downtime. Manual transmissions also require a skilled driver to operate the disconnect clutch when launching the vehicle and shifting gears. AMTs are manual transmissions that feature automated operation of the disconnect clutch. Fully-automatic transmissions utilize technology that smoothly shifts gears instead of a disconnect clutch, thereby delivering uninterrupted power to the wheels during gear shifts and requiring minimal driver input. These transmissions deliver superior acceleration, higher productivity, increased fuel efficiency, reduced operating costs, less driveline shock and smoother shifting relative to both manual transmissions and AMTs in vocations with a high degree of “start and stop” activity, as well as in urban environments.

We sell our transmissions globally for use in medium- and heavy-duty on-highway commercial vehicles (with limited exposure to the Class 8 tractor market), off-highway vehicles and equipment and military vehicles. In addition to the sale of transmissions, we also sell branded replacement parts, support equipment and other products necessary to service the installed base of vehicles utilizing our transmissions. The following table provides a summary of our business by end market, for the fiscal year ended December 31, 2010.

	NORTH AMERICA			OUTSIDE NORTH AMERICA	MILITARY	SERVICE PARTS , SUPPORT EQUIPMENT & OTHER
END MARKET	ON-HIGHWAY	HYBRID TRANSIT BUS	OFF-HIGHWAY
2010 NET SALES (IN MILLIONS)	$580	$156	$120	$288	$449	$333
% OF TOTAL	31%	8%	6%	15%	23%	17%
MARKET POSITION	• #1 supplier of fully-automatic transmissions	• #1 supplier of hybrid- propulsion systems	• A leading independent supplier	• #1 supplier of fully-automatic transmissions in China and India • Established presence in Western Europe	• #1 supplier of transmissions to the U.S. military	• Approximately 1,500 dealers and distributors worldwide
VOCATIONS OR END USE	• Distribution • Emergency • Refuse • Construction • Utility • School, transit, shuttle and coach buses • Motorhome	• Hybrid transit bus • Hybrid shuttle bus	• Energy • Mining • Construction • Specialty vehicle	• Transit bus • On-highway trucks • Off-highway vehicles and equipment	• Medium- and heavy-tactical wheeled platforms • Tracked combat platforms	• Parts • Support equipment • Remanufactured transmissions • Fluids

We anticipate a number of industry trends, which are outlined below. These trends will impact demand for our transmissions if they materialize, although we cannot assure you they will result in growth for us.

Recovery of commercial vehicle demand in developed markets.    The recent global economic downturn led to a significant decline in commercial vehicle production volumes in North America and Western Europe. According to ACT Research, North American on-highway commercial vehicle production is expected to increase by a 20.8% CAGR, from 178,000 units in 2010 to 314,000 units in 2013. These 2013 volumes are still below the average annual production from 1999 to 2008 of approximately 337,000 units. According to J. D. Power and Associates, commercial vehicle production in Western Europe is expected to increase by a 20.4% CAGR from 352,000 units in 2010 to 614,000 units in 2013. In 2010, we derived 82% and 6% of our net sales from North America and Western Europe, respectively. We believe our growth rate is supported by pent up demand in the North American market, resulting from deferred purchases during the economic downturn. However, we cannot assure you such growth will actually materialize.

Growth in commercial vehicle demand in emerging markets.    The long-term growth in demand for commercial vehicles in emerging markets is supported by broad macroeconomic trends, including population growth, increasing urbanization and greater globalization of trade. This growth and development will require greater infrastructure spending, which we believe will enhance demand for commercial vehicles in these markets. Currently, manual transmissions are the predominant transmissions used in commercial vehicles in these markets, such as China. The modernization of vehicle fleets in emerging markets is also driving demand for vehicles with increased durability and enhanced functionality, both of which we believe are factors that influence buyers of commercial vehicles to specify our transmissions. Evidence of these trends can be seen in many Chinese cities, where refuse trucks have recently been introduced to collect consumer waste and in India where original equipment manufacturers, or OEMs, have been actively upgrading commercial vehicle specifications in response to government emphasis on equipment modernization.

Increasing penetration of fully-automatic transmissions.    Globally, we believe that penetration of fully-automatic transmissions was less than 10% in 2010, with far higher penetration in North America than in the rest of the world. For example, Frost & Sullivan estimates that in 2010 fully-automatic transmissions represented 37.8% of transmissions sold in the North American medium- and heavy-duty commercial vehicle markets, compared to 6.1% in Western Europe, both of which are expected to grow to 41.8% and 10.9%, respectively by 2017. We believe emerging markets will also adopt fully-automatic transmissions in medium- and heavy-duty commercial vehicles where end users are modernizing their vehicle fleets and are educated on the value proposition of fully-automatic transmissions. This belief is based in part on our experiences in the Beijing bus market and the New Delhi bus market. Increasing sales of vocational vehicles such as fire and emergency, construction and specialty vehicles, where automatics are often offered as standard equipment, will provide additional opportunities for automatic transmission growth.

Increasing emphasis on fuel efficiency and lower emissions.    In response to changes in global vehicle emissions regulations and rising fuel prices, end users and commercial vehicle OEMs are seeking more environmentally friendly vehicles that, for example, consume less fuel and produce less greenhouse gases. Although demand for our hybrid-propulsion systems decreased in 2010, we believe these trends are driving demand for our transmissions, rather than manual transmissions and AMTs, and that the emphasis on fuel efficiency and the corresponding reduction in emissions will result in strong demand for the fully-automatic hybrid-propulsion system we are currently developing for the medium- and heavy-duty truck market, which we expect to introduce in 2012.

Rising demand for commodities and energy.    The global economic recovery, resurgence in commodity prices and innovations in extraction techniques are expected to continue to drive an increase in energy exploration and mining activities. These factors traditionally lead to strong demand for capital equipment utilizing our off-highway transmissions. For example, new methods of extracting oil and natural gas from shale formations have driven demand for oil field equipment that utilize highly engineered heavy-duty fully-automatic transmissions. Fully-automatic transmissions are typically offered as standard equipment for these applications, as performance, reliability, equipment uptime and ease of operation are particularly critical in stationary applications.

Changing demand for reliable fully-automatic transmissions in military products.    The performance characteristics of fully-automatic transmissions, including reliability, durability and ease of use, combined with the standardization of the fleet, have driven military demand for fully-automatic transmissions rather than for manual transmissions and AMTs in wheeled vehicles. Ground-based global conflicts over the past 10 years have necessitated the investment in and upgrade of wheeled and tracked vehicles, driving military spending to historically high levels. However, we expect future U.S. Department of Defense, or DOD, spending on vehicles to decline.

Our Competitive Strengths

Global Market Leader

We are the largest global manufacturer of fully-automatic transmissions for the commercial vehicle market. We estimate that globally, in 2010, we sold approximately 60% of all fully-automatic transmissions for medium- and heavy-duty on-highway commercial vehicle applications. Within North America, we believe we sell substantially all of the fully-automatic transmission products for use in Class 6-7 trucks, Class 8 straight trucks and Type C and D school buses. We are also the number one supplier of hybrid-propulsion systems for the North American hybrid transit bus market, having sold approximately 70% of all units in 2010, and we are also the number one supplier of transmissions for medium- and heavy-tactical U.S. military vehicles. Although a substantial percentage of our net sales are generated in North America, we have a global presence, serving customers in Europe, Asia, South America and Africa. We are the leading provider of fully-automatic transmissions for use in medium- and heavy-duty commercial vehicles in China and India, markets where we believe we have the greatest long-term growth opportunities.

Premier Brand and Value Proposition

In applications where our transmission is offered as an alternative to a manual transmission or an AMT, we believe end users frequently specify our transmissions by name (an “Allison” transmission) when purchasing a new vehicle, which we believe is a result of our value proposition. We also believe our premier brand, value proposition and differentiated technology, combined with our market position and long history, make us the “de facto” standard for fully-automatic transmissions in the medium- and heavy-duty commercial vehicle industry. The critical function performed by Allison transmissions in commercial vehicles enables us to achieve pricing commensurate with the value our transmissions provide to end users. We intend to build Allison brand equity by seeking to deliver end users strong returns on their investments in our transmissions.

Technology Leadership and Customization Capabilities

We believe our product technology is highly differentiated and provides us with a competitive advantage. Our decades of experience in acquiring knowledge and expertise about duty cycles and performance requirements across multiple platforms, vocations and applications resulted in the use of over 10,000 unique transmission calibrations with our transmission control modules in 2010. We leverage this knowledge to develop highly customized software algorithms that control the operation, performance and special functions of our fully-automatic transmissions. This expertise allows us to offer advanced designs properly matched to an OEM’s engines and optimized for the intended vocation. We employ approximately 350 engineers and technical specialists in our product engineering group who are singularly focused on developing innovative new products and end user driven enhancements. Our engineering organization, collaboratively with our end users and OEMs, identifies and develops new products and technologies to remain at the forefront of industry innovation. As evidence of our commitment to innovation and technology, we have invested over $325.0 million in product-related research and development from 2008 to 2010.

Long-Standing OEM Customer Relationships

We maintain relationships with over 300 OEM customers and have been a long-standing key supplier to the leading commercial vehicle OEMs such as BAE Systems plc, Blue Bird Corporation, Daimler AG, Dennis Eagle Ltd., Hino Motors, Ltd., Iveco S.p.A., Isuzu Motors Limited, MAN SE, Navistar International Corporation, New Flyer Industries Inc., Oshkosh Corporation, PACCAR Inc, Scania AB, Terex Corporation and AB Volvo. We have also developed relationships with OEMs in emerging markets, such as Ashok Leyland Limited, Dongfeng Motor Co., Ltd., China FAW Group Corporation and Tata Motors Limited, and continue to be the leading supplier to the U.S. military medium- and heavy-tactical vehicle program. Many of our relationships with our largest customers span over 45 years. Our OEM customers often seek to ensure supply of our products by entering into long-term agreements with us that generally include defined levels of mutual commitment with respect to growing Allison’s presence in the OEMs’ products and promotional efforts, pricing and sharing of commodity cost risk. The typical length of our customer agreements is five years. OEM customers representing approximately 90% of our 2010 North American on-highway unit volume participate in long-term supply agreements with us. We have also enjoyed over a half century of government collaboration on military and defense products, and we continue to work closely with various government agencies on hybrid-propulsion systems and technologies.

Well-Positioned to Capitalize on Multiple Growth Opportunities

We believe we are in a strong position to benefit from multiple secular growth trends in our industry as well as actively develop new areas of growth due to our market leadership, history of innovation, technological capabilities, brand recognition, global presence and service network supporting a large installed-base of vehicles equipped with Allison transmissions. We believe our significant presence supplying our transmissions for use in bus applications will serve as an entry point for additional vocation and platform penetration in markets outside North America, including China, India, Brazil and Eastern Europe. In addition, we have developed a new fully-automatic transmission for a portion of the Class 8 tractor market we call the “metro” tractor market, a term for tractors that are used primarily in urban environments more than 60% of the time. We currently have a very limited presence in the metro market, which we estimate to have comprised approximately 30% of the Class 8 tractor market between 1998 and 2010, and we believe our new, fully-automatic transmission will be well suited to meet the unique duty cycle requirements of this market.

Improved Margins and Free Cash Flow Generation

Improved margins, low maintenance capital expenditures and limited cash income taxes helped us to generate strong free cash flow through the recent global economic downturn which allowed us to service and reduce indebtedness despite our net losses in 2008 and 2009. We believe our margin improvements are sustainable and are supported by our vocational pricing model, our premier brand, superior product attributes and operational scale. In addition, the ability to shift our production and flex our workforce to match demand helps us closely manage our manufacturing costs and increase labor productivity. We believe our recent investments in manufacturing facilities located in low-cost countries position us to realize incremental cost savings. Additionally, as approximately 60% of our U.S. hourly labor force is currently retirement eligible, we expect our U.S. multi-tier labor agreement will enable us to improve our cost structure over time. As production volumes continue to recover in our developed markets and we execute on our growth strategies, we expect to benefit from future margin expansion through improved operating leverage.

Diverse End Markets

We benefit from serving a wide range of end markets and vocations. This diversification provides stability by mitigating the impact of cyclical declines in any one end market in any given period. Our end markets include a wide array of on-highway trucks (distribution, refuse, construction, fire and emergency), buses (primarily school and transit), motorhomes, off-highway vehicles and equipment (primarily energy and mining) and military vehicles (wheeled and tracked). We also benefit from a recurring base of aftermarket sales and service sales driven by the total number of Allison-equipped vehicles in service, a number that has increased over time. We have virtually no exposure today to the highly cyclical Class 8 tractor market. We believe our diverse end markets and the lack of exposure to the Class 8 tractor market helped moderate the impact of the recent global economic downturn on our financial performance.

Experienced Management Team

Our management team has established a track record for operational excellence and profitable growth. Our top six executives have an average tenure of 21 years with Allison and an average of 26 years of industry experience. The management team has consistently demonstrated its ability to improve our operations. For example, the management team successfully managed our separation from General Motors in 2007, implemented work force and manufacturing optimization initiatives, and negotiated a mutually-beneficial Allison specific U.S. hourly labor agreement with the UAW, establishing a multi-tier wage and benefit structure and a profit-sharing incentive compensation plan for the hourly workforce tied to identical performance metrics as those used for the management team and salaried employees. As a result, we have been able to improve our Adjusted EBITDA margin by 560 basis points since 2008. In addition, the management team has expanded manufacturing capacity in Chennai, India and Szentgotthard, Hungary and led the effort to significantly increase our investment in research and development with an emphasis on new products and more advanced transmission technologies.

Our Business Strategy

Expand Our Global Leadership

We will continue to leverage our brand and reputation to grow our share in all of our served markets. We remain committed to aggressively investing in research and development to enhance our leadership in advanced fuel efficient transmission technologies and innovative new products. We expect to introduce new vocational offerings that provide a value proposition to our customers with specific calibrations customized for their particular duty cycles. Additionally, we expect to continue to invest in end user and dealer targeted marketing programs to sustain pull-through demand for our products.

Accelerate Penetration of Our Products in Emerging Markets

We intend to drive the rate of adoption of fully-automatic transmissions in commercial vehicles globally by pursuing the same vocational strategy we employ in North America. We believe the current low rate of penetration of fully-automatic transmissions outside North America represents a major growth opportunity, and that we can increase our penetration rate in these markets as we further educate end users on the value proposition of our products and they continue to modernize their fleets. According to Frost & Sullivan, fully-automatic transmission market share in Western Europe is projected to increase to 10.9% over the next 7 years, from 6.1% in 2010. We also believe China, India, Brazil and Eastern Europe represent significant growth markets for us, although we cannot assure you that such growth will materialize, as we estimate automaticity to be low in these markets due to the entrenched use of manual transmissions and high levels of OEM integration. In China and India, we intend to leverage our existing presence in transit bus and off-highway vehicles and equipment to gain additional vehicle releases with OEMs and drive automaticity in targeted vocations. In China, for example, we have grown significantly in commercial vehicles used to transport cargo at shipping ports (dock spotters), increasing our share from essentially 0% in 2004 to virtually 100% in 2010. In targeted vocations such as fire and emergency, construction and specialty vehicles (e.g., crane carriers), we have increased the number of vehicle configurations in which our transmissions are available from 17 in 2008 to 53 in 2010, and we expect this trend to continue in the coming years. In Brazil, Eastern Europe and India we will continue to pursue a similar vocational strategy in addition to focusing on growth opportunities in wheeled military vehicles in India and Turkey and off-highway vehicles and equipment in Brazil and India.

To support our strategies in these emerging markets, we established a new manufacturing facility in Chennai, India in 2010 and in Szentgotthard, Hungary in 2011. These facilities are used to manufacture components for our global manufacturing operations as well as assemble transmission products for emerging markets. In addition, since 2007, we have increased our marketing, sales and service headcount in the China, India, Brazil and Russia regions by 68%, including a 155% increase in China and India.

Continue Development of New Technologies and Products

We have more new products under development today than at any time in our history. We are leveraging our success in hybrid transit buses to introduce a new hybrid-propulsion system for medium- and heavy-duty commercial trucks for which we received a $62.8 million cost-share grant from the DOE. We will pursue sales in the Class 6-7 and Class 8 straight truck markets as well as other end markets with this technology. We expect the first of these new products, for the medium-duty commercial truck market, will begin production in late 2012. The objective for this family of hybrid-propulsion systems is to create an improvement in fuel efficiency of 25% to 35% for a typical vehicle, depending upon vocation and duty cycle. We will continue to invest in these and other advanced fuel efficient technologies.

Leverage Our Cost Structure to Deliver Strong Cash Flow

We intend to capitalize on our scalable cost structure to enhance our margins and deliver improved earnings and cash flow. In connection with the Acquisition Transaction, we incurred indebtedness of approximately $4.2 billion, of which approximately $3.6 billion remains outstanding as of June 30, 2011. We intend to continue to reduce our overall levels of indebtedness in the future. Additionally, we had net income of $29.6 million for the year ended December 31, 2010 after incurring a net loss of ($323.9) million and ($328.1) million for the years ended December 31, 2009 and 2008, respectively. We have improved our cost structure and manufacturing efficiency through the implementation of lean manufacturing strategies, among other operational efficiency-focused initiatives, and we expect these improvements to continue. Additionally, management expects to continue to employ a disciplined approach to capital expenditures and operating working capital consistent with past practice, all of which we believe will result in strong earnings growth and cash flow generation.

Recent Developments

Senior Notes Offering

On May 6, 2011, ATI consummated an offering of $500.0 million of 7.125% senior notes due 2019, or the New Notes, in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, or the Securities Act, to qualified institutional investors and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. The proceeds from this offering, together with cash on hand, were used to repay a portion of ATI’s 11.25% senior toggle notes due 2015, or the Senior Toggle Notes, plus accrued and unpaid interest and applicable premiums and related fees and expenses of the transaction.

Tender Offer

On April 15, 2011, ATI launched a cash tender offer to purchase any and all of its Senior Toggle Notes. The tender offer expired at midnight, New York City time, on May 12, 2011, and approximately 93% of the aggregate principal amount, or approximately $468.1 million in aggregate principal amount, of the Senior Toggle Notes were tendered.

Amendment to Senior Secured Credit Facility

On May 13, 2011, ATI entered into an amendment to extend the maturity of the revolving portion of the Senior Secured Credit Facility from August 7, 2013 to August 7, 2016 and to give it the flexibility to extend the maturity of the term loan portion of the Senior Secured Credit Facility at a later date. The amendment also increased ATI’s ability to make foreign and general investments and reset the amount available for discounted voluntary prepayments of the term loan.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. There are several risks related to our business that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:

•	our participation in markets that are competitive;

•	general economic and industry conditions;

•	our ability to prepare for, respond to and successfully achieve our objectives relating to technological and market developments and changing customer needs;

•

failure of markets outside North America to increase adoption of fully-automatic transmissions in our markets served due to such factors as entrenched use of manual transmissions and high levels of OEM integration;

•

the discovery of defects in our products, resulting in delays in new model launches, recall campaigns and/or increased warranty costs and reduction in future sales or damage to our brand and reputation;

•	the concentration of our net sales in our top five customers and the loss of any one of these;

•	labor strikes, work stoppages or similar labor disputes, which could significantly disrupt our operations or those of our principal customers;

•	our ability to maintain cost controls;

•	risks related to our substantial indebtedness;

•	Carlyle and Onex will be able to control our common stock; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

Our Sponsors

As of June 30, 2011, Carlyle and Onex each owned approximately 49.8% of our common stock with the remainder owned by certain current directors and employees.

Carlyle is a global alternative asset management firm with $107.4 billion of assets under management committed to 84 funds as of March 31, 2011. Carlyle invests across three segments—corporate private equity, real assets and global market strategies—in Africa, Asia, Australia, Europe, North America and South America focusing on aerospace and defense, industrial, transportation, consumer and retail, energy and power, financial services, healthcare, infrastructure, technology and business services and telecommunications and media. Since 1987, the firm has invested $74.9 billion of equity in 1,052 transactions. Carlyle employs more than 1,031 people in 21 countries. Representative Carlyle transactions include the acquisitions of The Hertz Corporation, the largest worldwide car rental brand, Booz Allen Hamilton, a provider of management and technology consulting services to the U.S. government in the defense, intelligence and civil markets, Kinder Morgan, an energy pipeline and storage company, and The Nielsen Company, an information and data measurement company.

Onex is one of North America’s oldest and most successful investment firms committed to acquiring and building high-quality businesses in partnership with talented management teams. Onex makes private equity investments through the Onex Partners and ONCAP families of funds and has completed more than 300 acquisitions with a total value of approximately $41 billion. Over Onex’s history, it has had extensive experience investing in industrial businesses. Onex’s recent investments include Tomkins Limited, Husky International Ltd., Carestream Health, Inc, Hawker Beechcraft Corporation and Spirit AeroSystems, Inc. Onex’s businesses generate annual revenues of $35 billion, have assets of $39 billion and employ more than 210,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol OCX.

On August 7, 2007, the Sponsors entered into a services agreement with ATI, pursuant to which ATI pays the Sponsors an annual fee of approximately $3.0 million for certain advisory, consulting and other services to be performed by the Sponsors. In connection with the consummation of this offering, ATI will pay Carlyle and Onex a termination fee of approximately $16 million in consideration of the Sponsors’ agreement to terminate the services agreement.

Corporate Information

Allison Transmission Holdings, Inc. was incorporated in Delaware on June 22, 2007. Our principal executive offices are located at 4700 West 10th Street, Indianapolis, IN 46222 and our telephone number is (317) 242-5000. Our internet address is www.allisontransmission.com. The contents of our website are not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Selling stockholders	The selling stockholders in this offering are Carlyle and Onex. See “Principal and Selling Stockholders.”

Common stock and non-voting common stock outstanding after this offering	shares

Overallotment option	We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional and shares of our common stock, respectively, at the initial public offering price to cover overallotments, if any.

Use of proceeds	We estimate we will receive net proceeds of approximately $ million from this offering, based on an assumed public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any net proceeds from the sale of shares by the selling stockholders, including with respect to the underwriters’ overallotment option. We intend to use the net proceeds from this offering, together with cash on hand, for the repayment of all or a portion of ATI’s outstanding 11.00% senior cash pay notes due 2015, or the Senior Cash Pay Notes, for payment of related fees, expenses and premiums and for general corporate purposes. See “Use of Proceeds” for additional information.

Proposed NYSE symbol	“ALSN.”

Risk factors	See “Risk Factors” beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock and non-voting common stock to be outstanding after completion of this offering is based on              shares outstanding as of June 30, 2011, which includes              shares to be sold by the selling stockholders and excludes:

•	shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for issuance under our 2011 Equity Incentive Award Plan, which we plan to adopt in connection with this offering.

Unless we specifically state otherwise, all information in this prospectus assumes:

•	the conversion of all shares of non-voting common stock to common stock, other than shares, concurrent with the effectiveness of the registration statement of which this prospectus forms a part;

•	no exercise of the overallotment option by the underwriters; and

•	an initial offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

Concurrently with the effectiveness of the registration statement of which this prospectus forms a part, the number of our authorized common stock will be increased to 1,880,000,000 shares and the number of our authorized non-voting common stock will remain 20,000,000 shares, and each share of such common stock and non-voting common stock then outstanding (after giving effect to the conversion of non-voting common stock to common stock described herein) will be split into              shares by way of a stock split. Unless we specifically state otherwise, the share information in this prospectus reflects the increase in the authorized number of our common stock and the stock split.

Summary Historical Financial Data

The following tables set forth our summary historical financial data for the years ended December 31, 2010, 2009 and 2008 and the six months ended June 30, 2011 and 2010. Our summary historical balance sheet data as of December 31, 2010, 2009 and 2008 and income statement data for each of the years in the three-year period ended December 31, 2010 has been derived from our audited financial statements. Our summary historical balance sheet and income statement data for each of the six months ended June 30, 2011 and 2010 has been derived from our unaudited financial statements. The financial data set forth below are not necessarily indicative of future results of operations. This data should be read in conjunction with, and is qualified in its entirety by reference to, the “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” sections and our financial statements and notes thereto included elsewhere in this prospectus.

	For the six months ended June 30, (unaudited)		For the year ended December 31,
(in millions, except for share and per share data)	2011	2010	2010	2009	2008
Consolidated Statement of Operations Data:
Net sales	$1,072.7	$983.9	$1,926.3	$1,766.7	$2,061.4
Cost of sales	598.2	552.0	1,098.1	1,146.9	1,325.5
Gross profit	474.5	431.9	828.2	619.8	735.9
Operating Expenses:
Selling, general and administrative expenses	197.6	187.4	384.9	391.2	412.6
Engineering — research and development	58.5	49.4	101.5	89.7	88.6
Trade name impairment	—	—	—	190.0	179.8
Total operating expenses	256.1	236.8	486.4	670.9	681.0
Operating income (loss)	218.4	195.1	341.8	(51.1)	54.9
Other income (expense), net:
Interest income	0.4	0.6	3.5	1.4	5.1
Interest expense	(121.0)	(158.1)	(281.0)	(235.6)	(391.0)
Premiums and expenses on tender offer of long-term debt	(56.9)	—	—	—	—
Other income, net	2.8	3.6	19.0	2.8	40.0
Total other income (expense), net	(174.7)	(153.9)	(258.5)	(231.4)	(345.9)
Income (loss) before income taxes	43.7	41.2	83.3	(282.5)	(291.0)
Income tax expense	(24.0)	(29.7)	(53.7)	(41.4)	(37.1)
Net income (loss)	$19.7	$11.5	$29.6	$(323.9)	$(328.1)

Earnings (Loss) Per Share Data:
Basic and diluted earnings (loss) per share	$0.13	$0.08	$0.19	$(2.12)	$(2.14)
Weighted-average shares outstanding (in thousands)	153,060	153,054	153,053	153,015	153,121

Consolidated Balance Sheet Data:
Cash and cash equivalents	$271.8	$130.4	$252.2	$153.1	$237.9
Property, plant & equipment — net	570.0	588.6	595.3	621.1	637.9
Total assets	5,295.8	5,331.6	5,310.4	5,410.8	5,977.8
Total current liabilities	451.1	427.7	417.5	393.6	570.9
Total debt	3,554.5	3,709.2	3,671.1	3,874.1	3,991.3
Stockholder’s equity	779.1	745.2	741.7	736.6	1,015.5

Statement of Cash Flows Data:
Net cash provided by operating activities	$193.7	$172.0	$388.9	$168.7	$268.1
Net cash used for investing activities	14.5	(49.1)	(95.3)	(113.2)	(74.9)
Net cash used for financing activities	(186.2)	(157.5)	(197.9)	(135.4)	(188.1)

Other Financial and Operating Data:
Capital expenditures	$27.6	$17.1	$73.8	$88.2	$75.3
Adjusted net income(1)	121.8	148.0	273.7	49.6	92.7
Adjusted EBITDA(1)	362.3	330.2	617.0	501.3	544.0
Adjusted EBITDA margin(1)	33.8%	33.6%	32.0%	28.4%	26.4%

(1)	We use Adjusted net income, Adjusted EBITDA and Adjusted EBITDA margin to evaluate our performance relative to that of our peers. In addition, the Senior Secured Credit Facility has certain covenants that incorporate Adjusted EBITDA. However, Adjusted net income, Adjusted EBITDA and Adjusted EBITDA margin are not measurements of financial performance under GAAP, and these metrics may not be comparable to similarly titled measures of other companies. Adjusted net income is calculated as the sum of net income (loss), interest expense, net, income tax expense, trade name impairment and amortization of intangible assets, less cash interest expense, net and cash income taxes. Adjusted EBITDA is calculated as the sum of Adjusted net income, cash interest expense, net, cash income taxes, depreciation of property, plant and equipment and other adjustments as defined by the Senior Secured Credit Facility and as further described below. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by net sales.

We use Adjusted net income to measure our overall profitability because it better reflects our cash flow generation by capturing the actual cash taxes paid rather than our tax expense as calculated under GAAP and excludes the impact of the non-cash annual amortization of certain intangible assets that were created at the time of the Acquisition Transaction. We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate and control our cash operating costs and to measure our operating profitability. We believe the presentation of Adjusted net income, Adjusted EBITDA and Adjusted EBITDA margin enhances our investors’ overall understanding of the financial performance and cash flow of our business.

You should not consider Adjusted net income, Adjusted EBITDA and Adjusted EBITDA margin as an alternative to net income (loss), determined in accordance with GAAP, as an indicator of operating performance, or as an alternative to net cash provided by operating activities, determined in accordance with GAAP, as an indicator of Allison’s cash flow.

A directly comparable GAAP measure to Adjusted net income and Adjusted EBITDA is net income (loss). The following is a reconciliation of net income (loss) to Adjusted net income, Adjusted EBITDA and Adjusted EBITDA margin:

	For the six months ended June 30, (unaudited)		For the year ended December 31,
(in millions)	2011	2010	2010	2009	2008
Net income (loss)	$19.7	$11.5	$29.6	$(323.9)	$(328.1)
plus:
Interest expense, net	120.6	157.4	277.5	234.2	385.9
Cash interest expense, net	(114.8)	(125.6)	(239.1)	(242.5)	(334.2)
Income tax expense	24.0	29.7	53.7	41.4	37.1
Cash income taxes	(3.7)	(2.1)	(2.2)	(5.5)	(4.3)
Trade name impairment	—	—	—	190.0	179.8
Amortization of intangible assets	76.0	77.1	154.2	155.9	156.5

Adjusted net income	$121.8	$148.0	$273.7	$49.6	$92.7
Cash interest expense, net	114.8	125.6	239.1	242.5	334.2
Cash income taxes	3.7	2.1	2.2	5.5	4.3
Depreciation of property, plant and equipment	51.5	47.8	99.6	105.9	106.6
Premiums and expenses on tender offer of long-term debt(a)	56.9	—	—	—	—
Dual power inverter module extended coverage(b)	—	—	(1.9)	11.4	2.2
Loss (gain) on repurchases of long-term debt(c)	8.3	(3.6)	(3.3)	(8.9)	(21.0)
Unrealized loss (gain) on hedge contracts(d)	1.0	4.7	0.1	(5.8)	—
Reduction of supply contract liability(e)	—	—	(3.4)	—	—
Restructuring charges(f)	0.6	—	—	47.9	15.7
Legacy employee benefits(g)	—	—	—	36.6	(14.6)
Equity income(h)	—	—	—	3.1	(3.1)
Benefit plan adjustment(i)	(2.0)	—	—	2.5	—
Transitional costs(j)	—	—	—	2.0	19.6
Pension curtailment adjustment(k)	—	—	—	(1.3)	—
UAW Local 933 signing bonus(l)	—	—	—	—	4.4
Employee disability coverage(m)	—	—	—	—	(7.0)
Other, net(n)	5.7	5.6	10.9	10.3	10.0

Adjusted EBITDA	$362.3	$330.2	$617.0	$501.3	$544.0

Net sales	$1,072.7	$983.9	$1,926.3	$1,766.7	$2,061.4
Adjusted EBITDA margin	33.8%	33.6%	32.0%	28.4%	26.4%

(a)	Represents $56.9 million (recorded in other (expense) income, net) of premiums and expenses related to the tender offer of the Senior Toggle Notes in the second quarter of 2011.

(b)	During June 2007 our Predecessor, Allison Transmission, an operating unit of General Motors, provided its customers an extended coverage program for the Dual Power Inverter Module, or DPIM, used on H 40/50 EP hybrid-propulsion transit bus systems. Certain units were falling short of their expected service life and the Predecessor decided to cover repair/replacement for an extended period. In accordance with the terms of an agreement with General Motors, we are responsible for the first $12.0 million of cost and General Motors is responsible for the next $34.0 million of costs, with any amount over $46.0 million being shared one-third by Allison and two-thirds by General Motors for shipments through June 30, 2009. Special coverage expenses associated with shipments subsequent to June 30, 2009 are our responsibility. The estimated total cost of servicing the installed base required us to record charges of $11.4 million and $2.2 million (recorded in selling, general and administrative expenses) for the years ended 2009 and 2008, respectively, for our pro-rata share under the terms of the agreement.

During 2010, we conducted a review of the DPIM liability using current claim and field information. The completion of the review resulted in a $22.7 million reduction of the DPIM liability, partially offset by a $20.8 million reduction of the General Motors receivable totaling a net credit of $1.9 million (recorded in selling, general and administrative expenses). The total liability and General Motors receivable will continue to be reviewed for any changes in estimate as additional claims data and field information become available.

(c)	Represents an $8.3 million and ($3.6) million loss (gain) (recorded in other income, net) realized on repurchases of ATI’s long-term debt for the six months ended June 30, 2011 and 2010, respectively. Represents a ($3.3) million, ($8.9) million and ($21.0) million gain (recorded in other income, net) realized on repurchases and repayments of ATI’s long-term debt in 2010, 2009 and 2008, respectively.

(d)	Represents $1.0 million and $4.7 million of unrealized losses (recorded in other income, net) on the mark to market of our foreign currency and commodities contracts as of June 30, 2011 and 2010, respectively. Represents a $0.1 million unrealized loss (recorded in other income, net) on the mark to market of our commodity and foreign currency hedge contracts in 2010. Represents a ($5.8) million unrealized gain (recorded in other income, net) on the mark to market of our commodity contracts in 2009.

(e)	Represents an adjustment of ($3.4) million (recorded in other income, net) due to the elimination of a severance liability required under the contract manufacturing agreement with General Motors-Powertrain-Hungary. The original contract manufacturing agreement was replaced with a new agreement that expires in the second quarter of 2016.

(f)	Represents $0.6 million ($0.1 million recorded as cost of sales and $0.5 million recorded as selling, general and administrative expenses) of restructuring expenses related to a second quarter 2011 salaried employee headcount reduction program. Represents restructuring expenses related to the employee headcount reduction programs announced in the fourth quarter of 2008 (salaried retirement incentive program) and the first quarter of 2009 (hourly retirement incentive program and salaried reduction in force program), collectively referred to as the Employee Headcount Reduction Programs. The $47.9 million ($29.4 million recorded in cost of sales, $1.0 million recorded in selling, general and administrative expenses, $0.2 million recorded in engineering — research and development, and $17.3 million recorded in other income, net) represents the expense recorded in 2009 while the $15.7 million ($11.0 million recorded in cost of sales, $2.4 million recorded in selling, general and administrative expenses, and $2.3 million recorded in engineering—research and development) represents the expense recorded in 2008. Expenses include severance costs, pension curtailment loss and OPEB related expenses.

(g)	Represents a charge of $36.6 million (recorded in cost of sales) to eliminate the OPEB receivables with General Motors, resulting from a Cure Agreement pursuant to General Motors’ emergence from bankruptcy in 2009. As a result, we have no further obligation to reimburse General Motors for our pro-rata share of OPEB expenses.

Represents a ($14.6) million adjustment (recorded in other income, net) to record the net change in our General Motors receivable/payable related to our share of legacy employee benefits paid to retired Allison employees driven by unrealized actuarial gains and losses in 2008.

(h)	Represents a $3.1 million adjustment (recorded in cost of sales) of shared income with General Motors. In August 2007, we entered into an agreement with General Motors to share income from General Motors’ Brazil transmission business until we could establish our own legal entity in Brazil. We established our Brazil legal entity in December 2008 at which time we, with agreement from General Motors, accrued the adjustment for shared income. This adjustment was considered a sharing of equity income until cash was received from General Motors according to the Senior Secured Credit Facility. General Motors disbursed the funds in February of 2009.

(i)	Represents a ($2.0) million adjustment in 2011 ($0.7 million recorded in cost of sales, $0.7 million recorded in selling, general and administrative expenses, and $0.6 million recorded in engineering—research and development) and a $2.5 million charge in 2009 ($0.8 million recorded in cost of sales, $0.9 million recorded in selling, general and administrative expenses, and $0.8 million recorded in engineering—research and development) related to certain differences between benefits promised under certain defined benefit plans and the administration of those plans.

(j)	Represents costs to establish us as a stand-alone entity of $2.0 million ($1.1 million recorded in selling, general and administrative expenses and $0.9 million recorded in engineering — research and development) in 2009 and $19.6 million ($19.1 million recorded in selling, general and administrative expenses and $0.5 million recorded in cost of sales) in 2008. These costs include, but are not limited to, costs associated with information technology, legal, human resources, government compliance, payroll, accounts receivable, accounts payable, tax, treasury and engineering.

(k)	Represents a curtailment adjustment of ($1.3) million (recorded in selling, general and administrative expenses) for our European subsidiary’s defined benefit plan resulting from an adjustment in retirement benefits for its employees.

(l)	Represents a $4.4 million (recorded in cost of sales) bonus to UAW Local 933 — represented employees recorded in the second quarter of 2008 for ratifying a local labor contract on May 13, 2008, which is effective May 19, 2008 through November 13, 2012.

(m)	Represents a ($7.0) million adjustment ($4.9 million recorded in cost of sales, $1.3 million recorded in selling, general and administrative expenses and $0.8 million recorded in engineering — research and development) recorded in the fourth quarter of 2008 to decrease our long-term employee disability liability by converting from self insured to a premium based insurance program.

(n)	Represents employee stock compensation expense, service fees (recorded in selling, general and administrative expenses) paid to our Sponsors and a third quarter 2010 adjustment of ($0.4) million (recorded in selling, general and administrative expenses) related to the settlement of litigation which originated with the Predecessor but was assumed by the Company as part of the Acquisition Transaction.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The following is a summary of all the material risks known to us.

Risks Related to Our Business

Our substantial indebtedness could adversely affect our financial health, restrict our activities and affect our ability to meet our obligations.

We have a significant amount of indebtedness. As of June 30, 2011, we had total indebtedness of $3,557.0 million and we would have been able to borrow an additional $400.0 million under the revolving portion of ATI’s Senior Secured Credit Facility, less $20.2 million of offsetting outstanding letters of credit. As of June 30, 2011, ATI had no outstanding borrowings against the revolving credit facility. Of our total indebtedness at June 30, 2011, $2,610.4 million consists of the term loans under ATI’s Senior Secured Credit Facility, which mature in 2014; $425.0 million consists of the Senior Cash Pay Notes; $19.1 million consists of the Senior Toggle Notes; $500.0 million consists of the New Notes; and 200 million yen (approximately $2.5 million) consists of Japanese Yen denominated unsecured short-term notes. For a complete description of the terms of the Senior Secured Credit Facility and the Senior Cash Pay Notes, the Senior Toggle Notes and the New Notes, collectively the Senior Notes, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of the Senior Secured Credit Facility and —Description of the Senior Notes”.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations under our indebtedness;

•	require us to elect to pay interest on the Senior Toggle Notes, in whole or in part, by issuing additional notes;

•

require us to further dedicate a substantial portion of our cash flow from operations to payments of principal and interest on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	increase our vulnerability to and limit our flexibility in planning for, or reacting to, downturns or changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•	expose us to the risk of increased interest rates as borrowings under the Senior Secured Credit Facility are subject to variable rates of interest;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, the Senior Secured Credit Facility contains a maximum total senior secured leverage ratio that becomes more restrictive over the term of the loan. The Senior Secured Credit Facility and the indentures governing the Senior Notes also contain other negative and affirmative covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with any of the covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

We have experienced significant losses and we cannot assure you that we will achieve or maintain profitability.

Although our net income for fiscal year 2010 was $29.6 million, for the 2007 period following the Acquisition Transaction (August 7, 2007 to December 31, 2007) and fiscal years 2008 and 2009, we had net losses of $164.3 million, $328.1 million and $323.9 million, respectively. Our ability to achieve or maintain profitability is dependent upon a number of risks and uncertainties, many of which are beyond our control. We cannot assure you that we will be successful in executing our business strategy and achieving or maintaining profitability, and our failure to do so could have a material adverse effect on the price of our common stock and our ability to satisfy our obligations, including making payments on our indebtedness.

We participate in markets that are competitive, and our competitors’ actions could have a material adverse effect on our business, results of operations and financial condition.

Our business operates in competitive markets. We compete against other global manufacturers on the basis of product performance, quality, price, distribution capability and service in addition to other factors. Actions by our competitors could lead to downward pressure on prices and/or a decline in our market share, either or both of which could adversely affect our results. We face competition from domestic manufacturers of manual transmissions, AMTs and fully-automatic transmissions for commercial vehicles. In particular, we could face competition from well-capitalized entrants into the transmission market, as well as from aggressive pricing tactics by other transmission manufacturers trying to gain market share. We also face competition from international manufacturers in our international operations and from international manufacturers entering our domestic market.

In addition, some of our customers or future customers are OEMs that manufacture or could in the future manufacture transmissions for their own products. Despite their transmission manufacturing abilities, our existing OEM customers have chosen to purchase certain transmissions from us due to customer demand, resulting from the quality of our transmission products, and in order to reduce fixed costs, eliminate production risks and maintain company focus. However, we cannot be certain these customers will continue to purchase our products in the future. Increased levels of production insourcing by these customers could result from a number of factors, such as shifts in our customers’ business strategies, acquisition by a customer of another transmission manufacturer, the inability of third-party suppliers to meet specifications and the emergence of low-cost production opportunities in foreign countries. As a result, these OEMs may use transmissions produced internally or by another manufacturer and no longer choose to purchase transmissions from us. A significant reduction in the level of external sourcing of transmission production by our OEM customers could significantly impact our net sales and cash flows and, accordingly, have a material adverse effect on our business, results of operations and financial condition.

Continued volatility in and disruption to the global economic environment may have a material adverse effect on our business, results of operations and financial condition.

The global economy has recently experienced a period of significant volatility and disruption. The commercial vehicle industry as a whole has been more adversely affected by the economic conditions than many other industries, as the purchase or replacement of commercial vehicles, which are durable items, can be deferred for many reasons, including reduced spending by end users. These deferred acquisitions have had a material adverse effect on our results of operations, particularly in 2008 and 2009 in which our net losses were $328.1 million and $323.9 million, respectively. Many of the economic and market conditions that drove the drop in commercial vehicle sales, primarily continued reduced spending by end users, continue to affect sales.

Furthermore, financial instability or bankruptcy at any of our suppliers or customers could disrupt our ability to manufacture our products and impair our ability to collect receivables, any or all of which may have a material adverse effect on our business, results of operations and financial condition.

Certain of our end users operate in highly cyclical industries, which can result in uncertainty and significantly impact the demand for our products, which could have a material adverse effect on our business, results of operations and financial condition.

Some of the markets in which we operate, including energy, mining, construction, distribution and motorhome, exhibit a high degree of cyclicality. Decisions to purchase our transmissions are largely a result of the performance of these and other industries we serve. If demand for output in these industries decreases, the demand for our products will likely decrease. Demand in these industries is impacted by numerous factors including prices of commodities, rates of infrastructure spending, housing starts, real estate equity values, interest rates, consumer spending, fuel costs, energy demands, municipal spending and commercial construction, among others. Increases or decreases in these variables globally may significantly impact the demand for our products, which could have a material adverse effect on our business, results of operations and financial condition. If we are unable to accurately predict demand, we may be unable to meet our customers’ needs, resulting in the loss of potential sales, or we may manufacture excess products, resulting in increased inventories and overcapacity in our production facilities, increasing our unit production cost and decreasing our operating margins.

Our long-term growth prospects and results of operations may be impaired if the rate of adoption of fully-automatic transmissions in commercial vehicles outside North America does not increase.

Our long-term growth strategy depends in part on an increased rate of automaticity outside North America. As part of that strategy, we have established new manufacturing facilities in India and Hungary. We have also dedicated significant human resources to serve markets where we anticipate increased adoption of automaticity, including China, India, Brazil and Russia. However, manual transmissions remain the market leader outside North America and there can be no assurance that adoption of automatic transmissions will increase. Factors potentially impacting adoption of automatic transmissions outside of North America may include the large existing installed base of manual transmissions, customer preferences for manual transmissions, commercial vehicle OEM integration into manual transmission and AMT manufacturing, and failure to further develop the Allison brand. If the rate of adoption of fully-automatic transmissions does not increase as we have anticipated, our long-term growth prospects and results of operations may be impaired.

Any events that impact our brand name, including if the products we manufacture or distribute are found to be defective, could have an adverse effect on our reputation, cause us to incur significant costs and negatively impact our business, results of operations and financial condition.

We face exposure to product liability claims in the event that the use of our products has, or is alleged to have, resulted in injury, death or other adverse effects. We currently maintain product liability insurance coverage, but we cannot be assured that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, results of operation, financial condition or prospects. If one of our products is determined to be defective, we may face substantial warranty costs and may be responsible for significant costs associated with a product recall or a redesign. We have had defect and warranty issues associated with certain of our products in the past, such as our H 40/50 EP hybrid-propulsion transit bus system, where certain units were falling short of their expected service life and our Predecessor decided to cover repair and replacement for an extended period. See footnote 9 to our Consolidated Financial Statements for the year ended December 31, 2010 for additional details regarding this warranty issue. We cannot assure you similar product defects will not occur in the future.

Furthermore, our business depends on the strong brand reputation we have developed. In addition to the risk of defective products we face with our new product installations, we also face significant risks in our efforts to penetrate new markets, where we have limited brand recognition. In the event we are not able to maintain or enhance our brand in these new markets or our reputation is damaged in our existing markets as a result of product defects or recalls, we may face difficulty in maintaining our pricing positions with respect to some of our products or experience reduced demand for our products, which could negatively impact our business, results of operations and financial condition.

We may not be successful in introducing our new products and responding to customer needs.

We currently have more new products under development than at any time in our history as a result of increased spending on new product development. The development of new products is difficult and the timetable for commercial release is uncertain, and we may not be successful in introducing our new products and responding to customer needs. If we do not adequately anticipate the changing needs of our customers by developing and introducing new and effective products on a timely basis, our competitive position and prospects could be harmed. If our competitors are able to respond to changing market demands and adopt new technologies more quickly than we do, demand for our products could decline, our competitive position could be harmed, and we will not be able to recoup a return on our development investments. Moreover, changing customer demands as well as evolving safety and environmental standards could require us to adapt our products to address such changes. As a result, in the future we may experience delays in the introduction of some or all of our new products or modifications or enhancements of existing products. Furthermore, there may be production delays due to unanticipated technological setbacks, which may, in turn, delay the release of new products to our end users. If we experience significant delays in production, our net sales and results of operations may be materially adversely affected.

Our success depends on continued research and development efforts, the outcome of which is uncertain.

Our success depends on our ability to improve the efficiency and performance of our transmissions, and we invest significant resources in research and development in order to do so. Nevertheless, the research and development process is time-consuming and costly, and offers uncertain results. We may not be able through our research and development efforts to keep pace with improvements in transmission-related technology of our competitors, and licenses for technologies that would enable us to keep pace with our competitors may not be available on commercially reasonable terms if at all. Finally, our research and development efforts, and generally our ability to introduce improved products in the marketplace, may be constrained by the patents and other intellectual property rights of competitors and others.

Sales of our hybrid-propulsion systems may be negatively impacted if governmental entities elect not to subsidize the purchase of such products by end users.

The sales of our hybrid-propulsion systems for use in transit buses may be negatively impacted if governmental entities elect not to subsidize the purchase of such products by end users. In 2010, we derived approximately 8% of our net sales from the sale of hybrid-propulsion systems for use in transit buses to city, state and federal governmental end users. Such end users may be eligible to receive certain subsidies as a result of their purchase of vehicles using hybrid-propulsion systems. For example, the Federal Transit Authority and DOE provide funds for end users to pursue alternative fuel propulsion systems. While we do not directly receive these subsidies, if any of the subsidizing entities elect to curtail such subsidies to end users for any reason, including governmental budget reductions and related fiscal matters, failure of our hybrid technology to qualify for such subsidies or redundancy by alternative technologies created by our competitors, our sales from our hybrid-propulsion systems may be negatively impacted. In 2010, we experienced a 23.0% decrease in revenue generated from hybrid-propulsion systems for transit buses.

Our sales are concentrated among our top five OEM customers and the loss or consolidation of any one of these customers or the discontinuation of particular vehicle models for which we are a significant supplier could reduce our net sales and have a materially adverse effect on our results of operations.

We have in the past and may in the future derive a significant portion of our net sales from a relatively limited number of OEM customers. For the years ended December 31, 2010, 2009 and 2008, our top five customers accounted for approximately 41%, 43% and 41% of our net sales, respectively. Our top two customers, Navistar and Daimler, each accounted for approximately 10% of our net sales during 2010. As discussed earlier in this section, the vehicle industry, including our customers and suppliers, is experiencing significant disruption in the current economic environment. The loss of, or consolidation of any one of these customers, or a significant decrease in business from, one or more of these customers could harm our business. In January 2010, we received a late payment of $14.2 million from one of our top five customers that was due in December 2009. We cannot assure you that we will not experience future late payments by our customers, and any late payments in the future may be material. In addition, the discontinuation of, particular vehicle models for which we are a significant supplier could reduce our net sales and have a material adverse effect on our results of operations.

Our international operations, in particular our emerging markets, are subject to various risks which could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to certain risks associated with doing business internationally, particularly in emerging markets. Non-North American net sales represented approximately 18% of our net sales for 2010. Most of our operations are in the U.S., but we also have manufacturing facilities in India and Hungary, a manufacturing services agreement with General Motors Powertrain — Hungary Ltd. and customization centers in Brazil, The Netherlands, India and China. Further, we intend to continue to pursue growth opportunities for our business in a variety of business environments outside the U.S., which could exacerbate the risks set forth below. Our international operations are subject to, without limitation, the following risks:

•	the burden of complying with multiple and possibly conflicting laws and any unexpected changes in regulatory requirements;

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foreign currency exchange controls, import and export restrictions and tariffs, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and other trade protection regulations and measures;

•	political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, guerilla activities and insurrection;

•	unstable economic, financial and market conditions and increased expenses as a result of inflation, or higher interest rates;

•	difficulties in enforcement of third-party contractual obligations and intellectual property rights and collecting receivables through foreign legal systems;

•	difficulty in staffing and managing international operations and the application of foreign labor regulations;

•	differing local product preferences and product requirements;

•	fluctuations in currency exchange rates to the extent that our assets or liabilities are denominated in a currency other than the functional currency of the country where we operate;

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potentially adverse tax consequences from changes in tax laws, requirements relating to withholding taxes on remittances and other payments by subsidiaries and restrictions on our ability to repatriate dividends from our subsidiaries; and

•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and similar laws and regulations in other jurisdictions.

Any one of these factors could materially adversely affect our sales of products or services to international customers or harm our reputation, which could materially adversely affect our business, results of operations and financial condition.

Our international operations require us to comply with anti-corruption laws and regulations of the U.S. government and various international jurisdictions.

Doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of the U.S. government and various international jurisdictions, and our failure to comply with these rules and regulations may expose us to liabilities. These laws and regulations may apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices investment decisions and partnering activities. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the FCPA. The FCPA prohibits U.S. companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating anti-corruption laws. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel in complying with applicable U.S. and international laws and regulations. However, our employees, subcontractors and agents could take actions that violate these requirements, which could adversely affect our reputation, business, financial condition and results of operations.

The current economic environment could adversely affect our ability and the ability of our customers and suppliers to obtain credit.

In the current economic environment, some of our customers and suppliers may experience serious cash flow problems and, thus, may find it difficult to obtain financing, if financing is available at all. As a result, our customers’ need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. Any inability of customers to pay us for our products and services, or any demands by suppliers for different payment terms, may materially and adversely affect our results of operations and financial condition. For example, in 2010, we experienced lower accounts receivable due to a late payment by a significant customer. Furthermore, our suppliers may not be successful in generating sufficient sales or securing alternate financing arrangements, and therefore may no longer be able to supply goods and services to us. In that event, we would need to find alternate sources for these goods and services, and there is no assurance we would be able to find such alternate sources on favorable terms, if at all. Any such disruption in our supply chain could adversely affect our ability to manufacture and deliver our products on a timely basis, and thereby affect our results of operations.

Labor unrest could have a material adverse effect on our business, results of operations and financial condition.

As of December 31, 2010, approximately 60% of our U.S. employees, representing over 50% of our total employees, were represented by the UAW and are subject to a collective bargaining agreement. This agreement expires on November 12, 2012. While we intend to negotiate in good faith with the UAW, we cannot guarantee we will be able to renew a collective bargaining agreement on similar or more favorable terms than those that presently exist. We may incur increased labor costs as a result of any of these renegotiations. In addition, many of our direct and indirect customers and vendors have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or vendors or their other suppliers could result in slowdowns or closings of assembly plants that use our products or supply materials for use in the production of our products. Organizations responsible for shipping our products may also be impacted by strikes. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest. The inability to reach a new agreement could delay or disrupt our operations in the affected regions, including the acquisition of raw materials and components, the manufacture, sales and distribution of products and the provision of services. If strikes, work stoppages or lock-outs at our facilities or at the facilities of our vendors or customers occur or continue for a long period of time, our business, results of operations and financial condition may be materially adversely affected.

In the event of a catastrophic loss of one of our key manufacturing facilities, our business would be adversely affected.

While we manufacture our products in several facilities and maintain insurance covering our facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of one of our manufacturing facilities due to accident, labor issues, weather conditions, acts of war, political unrest, terrorist activity, natural disaster or otherwise, whether short- or long-term, would have a material adverse effect on our business, results of operations and financial condition. Our most significant concentration of manufacturing is in Speedway, Indiana where we maintain approximately 92% of our production capacity. In addition to our Speedway manufacturing facilities, we currently operate manufacturing facilities in both Szentgotthard, Hungary and Chennai, India. However, those facilities are smaller and newer than the Speedway facility. In the event of a disruption at the Speedway facility, they may not be adequately equipped to operate at a level sufficient to compensate for the volume of production at the Speedway facility due to their size and the fact that they have not yet been tested for such significant increases in production volume.

Increases in cost, disruption of supply or shortage of raw materials or components used in our products could harm our business and profitability.

We use various raw materials in our business, including corrosion-resistant steel, non-ferrous metals such as aluminum and nickel, and precious metals such as platinum and palladium. We use raw materials directly in manufacturing and in approximately 90% of the transmission components that we purchase from our suppliers. We generally purchase our raw materials on the open market. The prices for these raw materials fluctuate depending on market conditions. In recent years, we have experienced significant increases in the cost of raw materials such as steel, aluminum and nickel, as well as in freight charges, and such volatility in the prices of these commodities could increase the cost of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers, and this could have a material adverse effect on our business, results of operations and financial condition. Even in the event that increased costs can be passed through to customers, our gross margin percentages would decline. Additionally, our suppliers are also subject to fluctuations in the prices of raw materials and may attempt to pass all or a portion of such increases on to us. In the event they are successful in doing so, our margins would decline.

In 2010, approximately 80% of our total spending on raw materials and components were sourced from approximately 50 suppliers. All of the suppliers from which we purchase the raw materials and components used in our business are fully validated suppliers, meaning the suppliers’ manufacturing processes and inputs have been validated under a production part approval process, or PPAP. Furthermore, there are only a limited number of suppliers for certain of the materials used in our business, such as corrosion-resistant steel. As a result, our business is subject to the risk of additional price fluctuations and periodic delays in the delivery of our raw materials or components if supplies from a validated supplier are interrupted and a new supplier must be validated or materials and components must be purchased from a supplier without a completed PPAP. Any such price fluctuations or delays, if material, could harm our profitability or operations. In addition, the loss of a supplier could result in material cost increases or reduce our production capacity. We also cannot guarantee we will be able to maintain favorable arrangements and relationships with these suppliers. An increase in the cost or a sustained interruption in the supply or shortage of some of these raw materials or components that may be caused by a deterioration of our relationships with suppliers or by events such as natural disasters, power outages, labor strikes, or the like could negatively impact our business, results of operations and financial condition. To date, the March 2011 Japanese earthquake and tsunami have not had a material effect on our supply chain or business.

Although we have agreements with many of our customers that we will pass such price increases through to them, such contracts may be cancelled by our customers and/or we may not be able to recoup the costs of such price increases. Additionally, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms, or at all, if we are unable to maintain or enter into purchasing contracts for commodities, or if delivery of materials from suppliers is delayed or non-conforming, our operations could be disrupted or our profitability could be adversely impacted.

Exchange rate fluctuations could adversely affect our results of operations and financial position.

As a result of the expansion of our international operations, currency exchange rate fluctuations could affect our results of operations and financial position. We expect to generate an increasing portion of our net sales and expenses in such foreign currencies as the Japanese Yen, the Euro, the Chinese Yuan Renminbi, the Brazilian Real, the Hungarian Forint and the Indian Rupee. Although we may enter into foreign exchange agreements with financial institutions in order to reduce our exposure to fluctuations in the value of these and other foreign currencies, these transactions, if entered into, will not eliminate that risk entirely. To the extent that we are unable to match net sales received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could have a negative impact on our results of operations and financial condition. Additionally, because our consolidated financial results are reported in U.S. Dollars, if we generate net sales or earnings in other currencies, the conversion of such amounts into U.S. Dollars can result in an increase or decrease in the amount of our net sales or earnings. Furthermore, we sell certain of our products in our non-North American markets denominated in the U.S. Dollar. To the extent that certain of the local currencies in our non-North American markets are relatively weaker than the U.S. Dollar, whether as a result of foreign governments’ influence or otherwise, we could become less price competitive, which could have a material adverse effect on the results of our operations.

A majority of our sales to the military end market are to U.S. government entities, and the loss of a significant number of our contracts would have a material adverse effect on our results of operations and financial condition.

Our net sales to the military end market are predominantly derived from contracts (revenue arrangements) with agencies of, and prime system contractors to, the U.S. government. The loss of all or a substantial portion of our net sales to the U.S. government would have a material adverse effect on our results of operations and financial condition. Approximately 23%, or $449 million, of our net sales for the year ended December 31, 2010 were made directly or indirectly to U.S. government agencies, including the DOD.

A significant portion of our total net sales are for products and services under contracts with various agencies and procurement offices of the DOD or with prime contractors to the DOD. Although these various agencies, procurement offices and prime contractors are subject to common budgetary pressures and other factors, our customers exercise independent purchasing decisions. Because of this concentration of contracts, if a significant number of our DOD contracts and subcontracts are simultaneously delayed or cancelled for budgetary, performance or other reasons, it would have a material adverse effect on our results of operations and financial condition.

Furthermore, we have benefited from the upward trend in DOD budget authorization and spending outlays over recent years, including supplemental appropriations for military operations in Iraq and Afghanistan. However, we expect future DOD spending on wheeled and tracked vehicles will likely decline. In particular, significant volume reductions in one of our Speedway plants, which primarily produces our U.S. military tracked products, may increase operating costs, which directly impacts our competitive advantage and would materially adversely affect our business, results of operations and financial condition. Moreover, if the conflicts in Iraq or Afghanistan were to end completely, the demand for our products may decline significantly, which could have a material adverse effect on our results of operations and financial condition.

In addition to contract cancellations and declines in agency budgets, our future financial results may be adversely affected by:

•	curtailment of the U.S. government’s use of technology or other services and product providers, including curtailment due to government budget reductions and related fiscal matters;

•	developments in Iraq or Afghanistan, or other geopolitical developments that affect demand for our products and services; and

•	technological developments that impact purchasing decisions or our competitive position.

Our business and financial results may be adversely affected by government contracting risks.

We are subject to various laws and regulations applicable to parties doing business with the U.S. government, including laws and regulations governing performance of U.S. government contracts, the use and treatment of U.S. government furnished property and the nature of materials used in our products. We may be unilaterally suspended or barred from conducting business with the U.S. government, or become subject to fines or other sanctions if we are found to have violated such laws or regulations. As a result of the need to comply with these laws and regulations, we are subject to increased risks of governmental investigations, civil fraud actions, criminal prosecutions, whistleblower law suits and other enforcement actions. The laws and regulations to which we are subject include, but are not limited to, Export Administration Regulations, Federal Acquisition Regulation, International Traffic in Arms Regulations, Foreign Assets Control documentation and regulations from the Bureau of Alcohol, Tobacco and Firearms and the FCPA.

U.S. government contracts are subject to modification, curtailment or termination by the U.S. government without prior written notice, either for convenience or for default as a result of our failure to perform under the applicable contract. If terminated by the U.S. government as a result of our default, we could be liable for additional costs the U.S. government incurs in acquiring undelivered goods or services from another source and any other damages it suffers. Additionally, we cannot assign prime U.S. government contracts without the prior consent of the U.S. government contracting officer, and we are required to register with the Central Contractor Registration Database. Furthermore, the U.S. government periodically audits our governmental contract costs, which could result in fines, penalties or adjustment of costs and prices under the contracts.

We are subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite for our ability to perform on classified contracts for the U.S. government.

Certain contracts with the various departments and agencies of the U.S. government, including the DOD, require that our offices be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence, or FOCI. Because one of our principal stockholders is a Canadian entity, we have agreed to, and have implemented, a Security Control Agreement with the Defense Security Service, or DSS, as a suitable FOCI mitigation arrangement under the National Industrial Security Program Operating Manual. A FOCI arrangement is necessary for us to continue to maintain the requisite security clearances to complete performance under these contracts. Failure to reach and/or maintain an appropriate agreement with DSS regarding the appropriate FOCI mitigation arrangement could result in invalidation or termination of the security clearances, which in turn would mean that we would not be able to enter into future contracts with the U.S. government requiring facility security clearances, and may result in the loss of our ability to complete certain of our existing contracts with the U.S. government.

Our brand and reputation are dependent on the continued participation and level of service of our numerous independent distributors and dealers.

We work with a network of approximately 1,500 independent distributors and dealers that provide post-sale service and parts and support equipment. Because we depend on the pull-through demand generated by end users for our products, any actions by the independent distributors or dealers, which are not in our control, may harm our reputation and damage the brand loyalty among our customer base. In the event that we are not able to maintain our brand reputation because of the actions of our independent distributors and dealers, we may face difficulty in maintaining our pricing positions with respect to some of our products or have reduced demand for our products, which could negatively impact our business, results of operations and financial condition. In addition, if a significant number of independent distributors or dealers were to terminate their contracts, it could adversely impact our business, results of operations and financial condition.

Many of the key patents and unpatented technology we use in our business are licensed to us, not owned by us, and our ability to use and enforce such patents and technology is restricted by the terms of the license.

Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. In connection with the Acquisition Transaction, General Motors granted us an irrevocable, perpetual, royalty-free, worldwide license under a large number of U.S. and foreign patents and patent applications, as well as certain unpatented technology and know-how, to design, develop, manufacture, use and sell fully-automatic transmissions and H 40/50 EP hybrid-propulsion transit bus systems for use in certain vocational vehicles, military vehicles and off-road products, which we refer to as Patent and Technology License Agreement. With respect to the bulk of the intellectual property licensed to us under such license agreement, such license is exclusive with respect to the design, development, manufacture, use and sale of fully-automatic transmissions and H 40/50 EP hybrid-propulsion transit bus systems in vocational vehicles above certain weight rating thresholds, certain military vehicles and certain off-road products and non-exclusive with respect to certain other products that are within the scope of the licensed patents or to which the licensed technology can be applied. We consider the patents and technology licensed under such license agreement, as a whole, to be critical to preserving our competitive position in the market. However, General Motors continues to own such patents and technology, and pursuant to the terms of such license agreement, General Motors has the right, in the first instance, to control the maintenance, enforcement and defense of such patents and the prosecution of the licensed patent applications. In addition, the license agreement limits our ability to sublicense our rights. The Patent and Technology License Agreement permits us to utilize the bulk of the intellectual property rights on an exclusive basis in non-military vehicles with gross vehicle weights above 5900 kilograms (typically Class 4 and higher) with some limited exceptions for General Motors light-duty pickup truck and van platforms. It also permits us to utilize the bulk of the intellectual property rights on an exclusive basis in military vehicles that exceed 4250 kilograms (generally Class 3 to Class 4 and higher). General Motors continues to have the right under such patents and technology to utilize the licensed intellectual property for use in vehicles below the above mentioned rating thresholds as well as some light-duty van and pickup truck platforms.

We rely on unpatented technology, which exposes us to certain risks.

We currently do, and may continue in the future to, rely on unpatented proprietary technology. In such regard, we cannot be assured that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. It is possible our competitors will independently develop the same or similar technology or otherwise obtain access to our unpatented technology.

Although we believe the loss or expiration of any single patent would not have a material effect on our business, results of operations or financial position, there can be no assurance that any one, or more, of the patents licensed from General Motors, or any other intellectual property owned by or licensed to us, will not be challenged, invalidated or circumvented by third parties. In fact, a number of the patents licensed to us by

General Motors have expired since the date of the Acquisition Transaction, and others are set to expire in the next few years. When a patent expires, the inventions it discloses can be used freely by others. Thus, the competitive advantage that we gain from the patents licensed to us from General Motors pursuant to the Acquisition Transaction will decrease over time, and a greater burden will be placed on our own research and development and licensing efforts to develop and otherwise acquire technologies to keep pace with improvements of transmission-related technology in the marketplace. We enter into confidentiality and invention assignment agreements with employees, and into non-disclosure agreements with suppliers and appropriate customers so as to limit access to and disclosure of our proprietary information. We cannot be assured that these measures will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could reduce our sales and profitability. Moreover, the protection provided for our intellectual property by the laws and courts of foreign nations may not be as advantageous to us as the protection available under U.S. law.

Our pension funding obligations could increase significantly due to a reduction in funded status as a result of a variety of factors.

Our earnings may be positively or negatively impacted by the amount of income or expense recorded for our defined benefit pension plans and other post-retirement benefits. GAAP requires that income or expense for defined benefit pension plans be calculated at the annual measurement date using actuarial assumptions and calculations. These calculations reflect certain assumptions, the most significant of which relate to the capital markets, interest rates and other economic conditions. Changes in key economic indicators can change these assumptions. These assumptions, along with the actual value of assets at the measurement date, will impact the calculation of pension expense for the year. Although GAAP pension expense and pension contributions are not directly related, the key economic indicators that affect GAAP pension expense also affect the amount of cash that we would contribute to our defined benefit pension plans. Because the values of these defined benefit pension plans’ assets have fluctuated and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, the impact on the funded status of the defined benefit pension plans and the future minimum required contributions, if any, could have a material adverse effect on our business, results of operations and financial condition. The magnitude of such impact cannot be determined with certainty at this time. However, the effect of a one percentage point decrease in the assumed discount rate would result in an increase in the December 31, 2010 defined benefit pension plans obligation of approximately $9.6 million. Likewise, a one percentage point decrease in the effective interest rate for determining defined benefit pension plans contributions would result in an increase in the minimum required contributions for 2011 of approximately $3.6 million. Similarly, a one percentage point decrease in the assumed discount rate would result in an increase in the December 31, 2010 other post-retirement benefits obligation of approximately $22.9 million. As of December 31, 2010 the unfunded status of our defined benefit pension plans and other post-retirement benefits was $16.5 million and $127.0 million, respectively.

Environmental, health and safety laws and regulations may impose significant compliance costs and liabilities on us.

We are subject to many environmental, health and safety laws and regulations governing emissions to air, discharges to water, the generation, handling and disposal of waste and the clean up of contaminated properties. Compliance with these laws and regulations is costly. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with applicable environmental, health and safety laws and regulations. Moreover, if these environmental, health and safety laws and regulations become more stringent in the future, we could incur additional costs in order to ensure that our business and products comply with such regulations. We cannot assure we are in full compliance with all environmental, health and safety laws and regulations. Our failure to comply with applicable environmental, health and safety laws and regulations and permit requirements could result in civil or criminal fines, penalties or enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Our failure to comply could also result in our failure to secure adequate insurance for our business, resulting in significant exposure, diminished ability to hedge our risks and material modifications of our business operations.

We may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state or foreign laws for contaminated properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. Such liability may be joint and several so that we may be liable for more than our share of contamination, and any such liability may be determined without regard to causation or knowledge of contamination. We or our predecessors have been named potentially responsible parties at contaminated sites from time to time. General Motors continues to perform remedial activities at our Speedway, Indiana manufacturing facilities relating to historical soil and groundwater contamination at the facilities. General Motors is performing such activities pursuant to a voluntary Corrective Action Agreement with the U.S. Environmental Protection Agency, or EPA, which we refer to as the Corrective Action. General Motors retained responsibility for completing all remediation activities covered by the Corrective Action at the Speedway, Indiana facilities, and agreed to indemnify us against certain environmental liabilities. See “Business — Environmental.” There can be no assurances that General Motors will comply with its indemnity obligations or with its remedial obligations at the Speedway, Indiana facilities, or that future environmental remediation obligations will not have a material adverse effect on our results of operations. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closings. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closings of facilities may trigger remediation requirements that are not applicable to operating facilities. We may also face lawsuits brought by third parties that either allege property damage or personal injury as a result of, or seek reimbursement for costs associated with, such contamination.

We could be materially adversely affected by any failure to maintain cost controls.

We rely on our cost structure and operating discipline to achieve strong operating margins. There are many factors that could affect our ability to realize expected cost savings or achieve expected cost savings in the future that we are not able to control, including the inability to meet demand through our low-cost country sourcing model; the need for unexpected significant capital expenditures; unexpected changes in commodity or component pricing that we are unable to pass on to our suppliers or customers; our inability to maintain efficiencies gained from our workforce optimization initiatives; and our failure to achieve and maintain expected cost savings from our multi-tier wage and benefit structure. Additionally, we have substantial indebtedness of approximately $3.6 billion as of June 30, 2011 and had net losses of ($323.9) million and ($328.1) million for the years ended December 31, 2009 and 2008, respectively. Our inability to maintain our cost controls could adversely impact our operating margins.

We will incur increased costs as a result of operating as a publicly traded company, and our management will be required to devote substantial time to new compliance initiatives.

As a publicly traded company, we will incur additional legal, accounting and other expenses that we did not previously incur. Although we are currently unable to estimate these costs with any degree of certainty, they may be material in amount. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules of the Securities and Exchange Commission, or the SEC, and the NYSE, have imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur additional costs to maintain the same or similar coverage.

Furthermore, if we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our common stock could decline and we could be subject to potential delisting by the NYSE and review by such exchange, the SEC, or other regulatory authorities, which would require the expenditure by us of additional financial and management resources. As a result, our stockholders could lose confidence in our financial reporting, which would harm our business and the market price of our common stock.

General Motors’ actions may materially affect our business and results of operations.

Although we are an independent company as a result of the Acquisition Transaction, General Motors’ future actions may still have a material impact on our business and results of operations. Pursuant to the Cure Agreement resulting from General Motors’ emergence from bankruptcy in 2009, General Motors has assumed certain agreements from its predecessor, including the Asset Purchase Agreement, intellectual property and software license agreements, lease agreements, engineering services agreements, an employee matters agreement and a hybrid co-branding agreement. General Motors’ failure to comply with any portion of these agreements for any reason, including the indemnities therein, could inhibit us from operating and expanding our business in the future.

Additionally, General Motors has received a non-exclusive, royalty-free, worldwide license to use the “Allison Transmission” name and certain related trademarks on General Motors’ line of A1000 transmission for use primarily in Class 2 and 3 pick up trucks. If General Motors, or any of its subsidiaries or affiliated entities, or any third party uses the trade name “Allison Transmission” in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, results of operations and financial condition.

In connection with the Acquisition Transaction, we entered into a mutual non-compete agreement with General Motors that restricts General Motors from competing with us in non-military vehicles in North America with gross vehicle weights above 5900 kilograms (typically Class 4 and higher) with some limited exceptions for certain General Motors light-duty pickup truck and van platforms. It also restricts General Motors from competing with us in military vehicles globally and in non-military vehicles outside North America that exceed 3500 kilograms (generally Class 3 to Class 4 and higher) with some limited exceptions. The non-compete periods extend until 2017 globally, except in Europe, where they expire in 2012. Similarly, we are restricted from competing with General Motors in weight classes below the above mentioned thresholds for similar periods of time. Upon expiration of the non-competition periods, both Allison and General Motors will be permitted to compete with each other, but such expiration will generally not affect Allison’s rights under the Patent and Technology License Agreement to use on an exclusive basis within its respective weight classes (subject to previously mentioned exceptions) the intellectual property that is licensed to Allison on an exclusive basis.

In addition, because of our current manufacturing services agreement with General Motors in Hungary, we may be materially adversely affected by the failure of General Motors to perform as expected. This non-performance may consist of delays or failures caused by production issues. The risk of non-performance may also result from the insolvency or bankruptcy of General Motors. General Motors’ ability to provide personnel and technical resources to us is also subject to a number of risks, including destruction of our equipment or work stoppages. In addition, our failure to provide an adequate facility, or order sufficient quantities of inventory for General Motors, may increase the cost of production or may lead to General Motors refusing to provide resources to us at all. Our efforts to protect against and to minimize these risks may not always be effective.

An impairment in the carrying value of goodwill or other indefinite-lived intangible assets could negatively affect our consolidated results of operations and net worth.

Pursuant to GAAP, we are required to assess our goodwill and indefinite-lived intangible assets to determine if they are impaired on an annual basis, or more often if events or changes in circumstances indicate that impairment may have occurred. Intangible assets with finite lives are amortized over the useful life and are reviewed for impairment on triggering events such as events or changes in circumstances indicating that an impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill and the implied fair value of the goodwill or the carrying value of the intangible assets and the fair value of the intangible assets in the period the determination is made. Disruptions to our business, end market conditions, protracted economic weakness and unexpected significant declines in operating results may result in charges for goodwill and other asset impairments.

Our annual goodwill impairment test for the year ended December 31, 2010 resulted in no goodwill impairment. Although our analysis regarding the fair value of goodwill indicates that it exceeds its carrying value, materially different assumptions regarding the future performance of our business could result in goodwill impairment losses. We recorded trade name impairment charges of $190.0 million and $179.8 million in 2009 and 2008, respectively. The impairment charges were triggered principally by lower projected net sales as a result of general economic conditions in 2009 and 2008 and in 2008 an increase in the discount factor that was in effect on the measurement data. The effects of the impairments did not result in any other charges to goodwill, other intangible assets or long-lived assets. See “Notes to Consolidated Financial Statements.”

Usage of our net operating losses may be subject to limitations in the future.

As of December 31, 2010, we had $383.1 million of net operating losses for U.S. federal income tax purposes. Although these net operating losses currently are subject to a valuation allowance, if we generate taxable income in the future, we may be able to utilize these net operating losses to offset future federal income tax liabilities. In addition, our future financial performance may diminish our tax savings more rapidly than we currently anticipate. To the extent possible, we will structure our operating activities to minimize our income tax liabilities. However, there can be no assurance we will be able to reduce it to a specified level. In addition, while this offering will not result in a change of control under Section 382 of the U.S. Internal Revenue Code of 1986, any subsequent accumulations of common stock ownership leading to a change of control under that section, including through sales of stock by large stockholders after this offering, all of which are out of our control, could limit our ability to utilize our net operating losses to offset future federal income tax liabilities.

Risks Related to Our Indebtedness

To service our indebtedness, we will require a significant amount of cash and our ability to generate cash depends on many factors beyond our control.

Our ability to make cash payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate significant operating cash flow in the future. This, to a significant extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Senior Secured Credit Facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In such circumstances, we may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the Senior Secured Credit Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the Senior Secured Credit Facility to avoid being in default. If we or any of our subsidiaries breach the covenants under the Senior Secured Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the Senior Secured Credit Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur additional indebtedness, which could further exacerbate the risks associated with our substantial financial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future because the terms of our indebtedness do not fully prohibit us or our subsidiaries from doing so. Subject to covenant compliance and certain conditions our indebtedness permits additional borrowing, including total borrowing up to $400.0 million under the revolving portion of the Senior Secured Credit Facility as of December 31, 2010. If new debt is added to our current debt levels and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Risks Related to this Offering and Ownership of our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	the failure of research analysts to cover our common stock;

•	strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•

the impact on our profitability temporarily caused by the time lag between when we experience cost increases until these increases flow through cost of sales because of our method of accounting for inventory;

•	material litigations or government investigations;

•	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

•	changes in key personnel;

•	sales of common stock by us or members of our management team;

•	termination of lock-up agreements with our management team and principal stockholders;

•	the granting or exercise of employee stock options;

•	volume of trading in our common stock; and

•	the realization of any risks described under “Risk Factors.”

In addition, in the past two years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, with auditor attestation of the effectiveness of our internal controls, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2012. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of common stock could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our shares of common stock, and could adversely affect our ability to access the capital markets.

We are controlled by Carlyle and Onex, whose interests in our business may be different than yours.

As of June 30, 2011, Carlyle and Onex each owned 49.8% of our common stock and non-voting common stock and are able to control our affairs in all cases. Following this offering, Carlyle and Onex will each continue to own approximately     % of our equity (or     % if the underwriters exercise their overallotment option in full). Pursuant to an amended and restated stockholders agreement, a majority of the Board of Directors has been designated by Carlyle and Onex and is affiliated with Carlyle and Onex. See “Certain Relationships and Related Party Transactions.” As a result, Carlyle and Onex or their nominees to the Board of Directors have the ability to control the appointment of our management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions and influence amendments to our certificate of incorporation. So long as Carlyle and Onex continue to own a majority of our equity, they will have the ability to control the vote in any election of directors and will have the ability to prevent any transaction that requires stockholder approval regardless of whether others believe the transaction is in our best interests. In addition, the Company has historically paid Carlyle and Onex an annual fee for certain advisory and consulting services pursuant to a Management Agreement. See “Certain Relationships and Related Party Transactions.” The Company will pay Carlyle and Onex a fee of approximately $16 million to terminate the Management Agreement in connection with the consummation of this offering. The interests of Carlyle and Onex could conflict with yours. In addition, Carlyle and Onex may in the future own businesses that directly compete with ours.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. We generally intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. The Senior Secured Credit Facility and the indentures governing the Senior Notes also effectively limit our ability to pay dividends. Accordingly, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.

You will suffer immediate and substantial dilution.

The initial public offering price per share of our common stock is substantially higher than our net tangible book value per common share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At an offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $             per share. We also had                      shares of common stock issuable upon the exercise of options outstanding as of June 30, 2011 at a weighted average exercise price of $             per share. To the extent these options are exercised, there will be further dilution. See “Dilution.”

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, depress the trading price of our common stock.

Following this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions will:

•	authorize the issuance of blank check preferred stock that our Board of Directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•

limit the ability of stockholders to remove directors only “for cause” if the Sponsors and their respective affiliates (other than Allison Holdings) collectively cease to own more than 50% of our common stock;

•

prohibit our stockholders from calling a special meeting of stockholders if the Sponsors and their respective affiliates (other than Allison Holdings) collectively cease to own more than 50% of our common stock;

•

prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders, if the Sponsors and their respective affiliates (other than Allison Holdings) collectively cease to own more than 50% of our common stock;

•	provide that the Board of Directors is expressly authorized to adopt, or to alter or repeal our bylaws;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	establish a classified Board of Directors, with three staggered terms; and

•

require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend the bylaws and certain provisions of the certificate of incorporation if the Sponsors and their respective affiliates (other than Allison Holdings) collectively cease to own more than 50% of our common stock

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Description of Capital Stock.”

Future sales of our common stock in the public market could lower our share price, and any additional capital raised by us through the sale of equity or convertible debt securities may dilute your ownership in us and may adversely affect the market price of our common stock.

We and substantially all of our stockholders, including our existing selling stockholders, may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible debt securities to finance future acquisitions. After the consummation of this offering, we will have 1,880,000,000 shares of common stock and 20,000,000 shares of non-voting common stock authorized and              shares of common stock and                      shares of non-voting common stock outstanding. This number includes              shares of common stock that we are selling in this offering and              shares of common stock that the selling stockholders are selling in this offering, which may be resold immediately in the public market. All of the remaining shares, or approximately             , or     % of our total outstanding shares, are restricted from immediate resale under the lock-up agreements between our current stockholders, including our existing selling stockholders, and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of the representatives of the underwriters, is 180 days after the date of this prospectus, subject to compliance with the applicable requirements under Rule 144 of the Securities Act of 1933, or the Securities Act.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including sales pursuant to Carlyle and Onex’s registration rights and shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. See “Certain Relationships and Related Party Transactions” and “Shares Eligible for Future Sale.”

We are a “controlled company” within the meaning of the NYSE rules and, as a result, expect to qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following the consummation of this offering, we expect Carlyle and Onex will continue to control a majority of the voting power of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize these exemptions, if we continue to qualify as a “controlled company.” If we do utilize the exemption, we will not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact included in this prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to:

•	our participation in markets that are competitive;

•	general economic and industry conditions;

•	our ability to prepare for and respond to technological and market developments and changing customer needs;

•

failure of markets outside North America to increase adoption of fully-automatic transmissions in our markets served due to such factors as entrenched use of manual transmissions and high levels of OEM integration;

•	risk of failure of technological advances to occur at the expected pace or made redundant by alternative technologies;

•	the discovery of defects in our products;

•	the concentration of our net sales in our top five customers and the loss of any one of these;

•	risks associated with our international operations;

•	environmental risks;

•	brand and reputational risks;

•	labor strikes, work stoppages or similar labor disputes;

•	our ability to maintain cost controls;

•	risks related to our substantial indebtedness;

•	Carlyle and Onex will be able to control our common stock; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions, including industry data referenced elsewhere in this prospectus. While we believe our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings or public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect.

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $             million, based on an assumed public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate we will receive additional net proceeds of approximately $             million.

Certain of the shares of common stock offered by this prospectus are being sold by the selling stockholders. The selling stockholders in this offering are Carlyle and Onex. We will not receive any of the proceeds from the sale of shares by the selling stockholders in this offering, including from any exercise by the underwriters of their overallotment option. For information about the selling stockholders, see “Principal and Selling Stockholders.”

We intend to use the net proceeds from this offering, together with cash on hand, to repay all or a portion of the outstanding Senior Cash Pay Notes, to pay related fees, expenses and premiums and for general corporate purposes. The Senior Cash Pay Notes mature on November 1, 2015 and accrue interest at a rate of 11.00% per year, payable semi-annually in arrears. As of June 30, 2011, the aggregate principal amount outstanding of the Senior Cash Pay Notes was $425.0 million, excluding accrued and unpaid interest of $7.8 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of the Senior Notes.” Certain of our executive officers hold Senior Cash Pay Notes, and accordingly, will receive net proceeds from this offering in connection with the repayment of the Senior Cash Pay Notes. See “Certain Relationships and Related Party Transactions.”

Each $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us by approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the assumed public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

DIVIDEND POLICY

We have not paid dividends in the past and we do not intend to pay any cash dividends for the foreseeable future. We intend to retain earnings, if any, for the future operation and expansion of our business and the repayment of debt. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by the Senior Secured Credit Facility and the indentures governing the Senior Notes or applicable laws and other factors that our Board of Directors may deem relevant. Our existing indebtedness effectively limits our ability to pay dividends and make distributions to our stockholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2011 on an actual basis and as adjusted basis giving effect to (i) the issuance of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” assuming full repayment of the Senior Cash Pay Notes, based upon an assumed initial offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, (ii) our amended and restated certificate of incorporation that will, prior to the effectiveness of the registration statement of which this prospectus forms a part, provide that our authorized capital stock consist of 1,880,000,000 shares of common stock, $0.01 par value per share, 20,000,000 shares of our non-voting common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share, and (iii) the conversion of all shares of non-voting common stock to common stock, other than              shares, concurrent with the effectiveness of the registration statement of which this prospectus forms a part.

The information in this table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

	June 30, 2011
	Actual	As Adjusted (1)
		(unaudited)
	(dollars in millions, except share data)
Cash and cash equivalents	$271.8

Long-term debt, less current portion:
Senior Secured Credit Facility	$2,610.4
Senior Cash Pay Notes, fixed 11.00%, due 2015	425.0
Senior Toggle Notes, fixed 11.25%, PIK 12.00%, due 2015	19.1
New Notes, fixed 7.125%, due 2019	500.0

Total long-term debt, less current portion	3,523.5
Total stockholders’ equity:
Common stock, $0.01 par value per share: 180,000,000 shares authorized; 149,500,000 shares issued and outstanding, actual; 1,880,000,000 shares authorized, shares issued and outstanding, as adjusted	1.5
Non-voting common stock, $0.01 par value per share: 20,000,000 shares authorized; 3,579,740 shares issued and 3,559,740 shares outstanding, actual; 20,000,000 shares authorized, shares issued and outstanding, as adjusted	—
Preferred stock, $0.01 par value per share: 20,000,000 shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, as adjusted	—
Treasury stock	(0.2)
Additional paid-in capital	1,557.3
Accumulated other comprehensive income	(12.4)
Accumulated deficit	(767.1)

Total stockholders’ equity	779.1

Total capitalization	$4,302.6

(1)	A $ increase (decrease) in the assumed initial public offering price of per share, the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ . The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

The table set forth above is based on the number of shares of our common stock outstanding as of June 30, 2011, and assumes that the     -for-     stock split described herein had occurred as of that date. The actual column in the table does not reflect the conversion of our non-voting common stock to common stock described herein. The table does not reflect:

•	shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $ per share;

•	shares of common stock reserved for issuance under our 2011 Equity Incentive Award Plan, which we plan to adopt in connection with this offering; and

•	exercise of the overallotment option by the underwriters.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of June 30, 2011, we had net tangible book value of approximately $             million, or $             per share. Net tangible book value per share represents total tangible assets less total liabilities and noncontrolling interests divided by the number of shares of common stock and non-voting common stock outstanding. After giving effect to the issuance and sale of             shares of common stock in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” based upon an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2011 would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Per Share
Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2011	$
Increase in net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) our net tangible book value after this offering by approximately $             million, the net tangible book value per share after this offering by $             per share, and the dilution per common share to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of shares offered by us or would increase (decrease) our net tangible book value after this offering by approximately $             million, the net tangible book value per share after this offering by $             per share, and the dilution per common share to new investors by $             per share, assuming the public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of June 30, 2011, the total number of shares of common stock and non-voting common stock owned by existing stockholders, including the selling stockholders, and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(In thousands, other than shares and percentages)
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid

by all stockholders by $             million, $             million and $             per share, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $             per share, respectively.

If the underwriters exercise in full their option to purchase additional shares of our common stock in the offering from us and the selling stockholders, the as adjusted net tangible book value per share would be $             per share and the dilution to new investors in this offering would be $             per share.

The tables and calculations above assume no exercise of outstanding options. As of June 30, 2011, there were                      shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $             per share. To the extent that the outstanding options are exercised, there will be further dilution to new investors purchasing common stock in the offering. See “Description of Capital Stock.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth certain financial information for the five years ended December 31, 2010 and the six months ended June 30, 2011 and 2010. The following table should be read in conjunction with the information contained in our audited consolidated financial statements and unaudited interim financial statements and the notes thereto included in this prospectus. The consolidated financial statements and other data for each of the years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 have been derived from our audited consolidated financial statements that are included in this prospectus. The consolidated financial statements and other data for the period from August 7, 2007 to December 31, 2007, for the period from January 1 to August 6, 2007 and for the year ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006 and as of August 6, 2006 have been derived from audited consolidated financial statements that are not included in this prospectus. Our consolidated financial statements and other data for the six months ended June 30, 2011 and June 30, 2010 and our consolidated balance sheet data as of June 30, 2011 have been derived from our unaudited financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments consisting only of normal, recurring adjustments necessary for a fair presentation of the results for the unaudited interim period. The consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited financial statements that are not included in this prospectus. The combined financial statements of the Predecessor for the period from January 1, 2007 to August 6, 2007 and for the year ended December 31, 2006, herein present the combined operations of the Predecessor as a formerly wholly-owned business of General Motors. The historical results of operations set forth below and elsewhere may not necessarily reflect what would have occurred if the Predecessor had been a separate, stand-alone entity during the periods presented. While the results of the Successor and Predecessor are prepared on a different basis of presentation, management does believe the combined periods are meaningful for comparability.

	Six Months Ended		Successor				Predecessor
(in millions, except for share and per share data)	June 30, 2011 (unaudited)	June 30, 2010 (unaudited)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Aug. 7 to Dec. 31, 2007	Jan. 1 to Aug. 6, 2007	Dec. 31, 2006
Consolidated Statement of Operations:
Net sales	$1072.7	$983.9	$1,926.3	$1,766.7	$2,061.4	$841.1	$1,333.2	$2,374.5
Gross profit	474.5	431.9	828.2	619.8	735.9	254.9	546.2	835.5
Operating expenses:
Selling, general and administrative expenses	197.6	187.4	384.9	391.2	412.6	171.1	172.2	221.1
Engineering — research and development	58.5	49.4	101.5	89.7	88.6	30.0	46.1	66.0
Trade name impairment	—	—	—	190.0	179.8	—	—	—
Total operating expenses	256.1	236.8	486.4	670.9	681.0	201.1	218.3	287.1
Operating income (loss)	218.4	195.1	341.8	(51.1)	54.9	53.8	327.9	548.4
Other income (expense), net:
Interest income	0.4	0.6	3.5	1.4	5.1	3.1	1.7	2.5
Interest expense	(121.0)	(158.1)	(281.0)	(235.6)	(391.0)	(190.6)	(1.0)	(1.4)
Premiums and expenses on tender offer of long-term debt	(56.9)	0.0	—	—	—	—	—	—
Other income, net	2.8	3.6	19.0	2.8	40.0	0.6	(4.0)	—
Total other income (expense), net	(174.7)	(153.9)	(258.5)	(231.4)	(345.9)	(186.9)	(3.3)	1.1
Income (loss) before income taxes	43.7	41.2	83.3	(282.5)	(291.0)	(133.1)	324.6	549.5
Income tax expense	(24.0)	(29.7)	(53.7)	(41.4)	(37.1)	(31.2)	(118.8)	(202.7)
Net income (loss)	$19.7	$11.5	$29.6	$(323.9)	$(328.1)	$(164.3)	$205.8	$346.8
Earning (Loss) Per Share Data:
Basic and diluted earnings (loss) per share	$0.13	$0.08	$0.19	$(2.12)	$(2.14)	$(1.08)	N/A	N/A
Weighted-average shares outstanding (in thousands)	153,060	153,054	153,053	153,015	153,121	152,759	N/A	N/A
Consolidated Balance Sheet Data:
Cash and cash equivalents	$271.8	$130.4	$252.2	$153.1	$237.9	$231.1	$8.0	$8.7
Total assets	5,295.8	5,331.6	5,310.4	5,410.8	5,977.8	6,411.1	728.6	741.9
Total debt	3,554.5	3,709.2	3,671.1	3,874.1	3,991.3	4,201.2	7.3	11.8
Stockholder’s equity	779.1	745.2	741.7	736.6	1,015.5	1,372.6	191.0	211.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors,” “Forward-Looking Statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Financial Data.”

Overview

We design and manufacture fully-automatic transmissions for medium- and heavy-duty commercial vehicles, medium- and heavy-tactical U.S. military vehicles and hybrid-propulsion systems for transit buses. We generate our net sales primarily from the sale of transmissions, transmission parts, support equipment, military kits, engineering services and extended transmission warranty coverage to a wide array of OEMs, distributors and the U.S. government. Although approximately 82% of our net sales were generated in North America in 2010, we have a global presence, serving customers in Europe, Asia, South America and Africa. As of June 30, 2011, we have approximately 2,800 employees and 12 different transmission product lines. We serve customers through an established network of approximately 1,500 authorized independent distributors and dealers worldwide. Since the introduction of our first fully-automatic transmission over 60 years ago, our products have gained acceptance in a variety of applications, including on-highway trucks (distribution, refuse, construction, fire and emergency), buses (primarily school and transit), motorhomes, off-highway vehicles and equipment (primarily energy and mining) and military vehicles (wheeled and tracked).

Allison Transmission, which is headquartered in Speedway, Indiana, was founded in 1915 and acquired by our Sponsors in August 2007 from General Motors Corporation. The Acquisition Transaction was structured as an asset purchase for U.S. federal income tax purposes, which resulted in a step-up in the U.S. federal income tax basis of our assets that allows us to take substantial amortization deductions for U.S. federal income tax purposes. As of December 31, 2010, we had $3.6 billion of unamortized intangible assets which may be amortized over a period of approximately 11.6 years. These assets are expected to generate U.S. federal income tax deductions of approximately $313 million annually through 2021 and approximately $183 million in 2022. If we generate taxable income in the future, the amortization of these assets, together with existing U.S. net operating losses of $383.1 million as of December 31, 2010, will be used to reduce our U.S. federal cash income tax payments.

Trends impacting our business

Our net sales are driven by commercial vehicle production, which tends to be highly correlated to macroeconomic conditions. The recent global economic downturn led to a significant decline in annual commercial vehicle production volumes in North America and Western Europe. According to ACT Research, commercial truck and bus production volumes in our North American on-highway markets are projected to grow, but to remain below the 1998-2008 average production levels through 2013. According to J. D. Power and Associates, commercial vehicle production volumes in Western Europe are also projected to grow over the same period. However, we believe the anticipated increase in global commercial vehicle production, together with pent up demand in the North American market that resulted from the deferral of purchases during the economic downturn, will support our continued growth and result in increased net sales.

Sales in our core North American on-highway market represented 31% of our total sales in 2010. Our core North American on-highway market for fully-automatic transmissions includes the Class 4-5, Class 6-7 and Class 8 straight trucks, buses (school, conventional transit, shuttle and coach) and motorhomes, with 66% of our sales in this market being derived from vehicles in the Class 6-7 truck and Class 8 straight truck markets. We have minimal exposure to the more cyclical Class 8 tractor market. The North American commercial vehicle market has adopted automatic transmissions at a faster rate than the rest of the world which is still dominated by manual transmissions. According to our estimates, fully-automatic transmissions account for less than 10% of the global medium- and heavy-duty commercial vehicle transmission market. We expect adoption of fully-automatic transmissions will increase outside of North America. As it does, we will increase our net sales into these markets and these markets will constitute a greater percentage of our annual net sales in the future.

The off-highway transmission end market is composed primarily of energy, mining and heavy construction vehicles. The energy and mining industries have seen growth in the last year, driven primarily by the global economic recovery, resurgence in commodity prices and innovations in extraction techniques. These factors have led to strong demand for vehicles and capital equipment utilizing our off-highway transmissions to support these activities. We expect this trend of increasing net sales to continue as long as energy and commodity prices continue to rise or remain near the current elevated levels. To the extent that energy and commodity prices decline, we expect that demand for our products in this end market would decline.

The military market we serve consists of medium- and heavy-tactical wheeled and tracked vehicles. We are the primary supplier of fully-automatic transmissions for these types of vehicles to the U.S. military, with which we have had a long-standing relationship, dating back to 1945, when we developed our first-generation tank transmission. While demand for wheeled vehicles has been increasing over the past 10 years due to increased military activity, including the wars in Iraq and Afghanistan, we expect future defense budgets to grow at a significantly slower pace and vehicle expenditures to decline in coming years, resulting in a corresponding decrease in demand for our military products. As a result, we expect military sales will constitute a smaller percentage of our net sales in the future. To the extent military budgets were to decline at a greater rate than expected, it could result in further decreases in our military sales as a percentage of our net sales.

The global focus on conserving fuel and reducing greenhouse gas emissions is driving a rapidly evolving demand for alternative propulsion systems, technologies and products in commercial vehicles. Since 2006, we have seen growth in the business of hybrid-propulsion systems and have become the leading provider of hybrid-propulsion systems for transit buses. As a result of our leadership in the hybrid transit bus market and our well-established commercial vehicle OEM and end-user relationships, we believe we are well positioned to play a leading role as hybrid-propulsion system acceptance gains momentum in other vocations, especially in various medium- and heavy-duty truck markets. In recent years the growth of hybrid-propulsion systems has been accelerated by government subsidies. To the extent these subsidies do not continue, it could reduce our sales of these products.

The aftermarket is composed of the traditional aftermarket and support equipment. Traditional aftermarket products include branded replacement parts, remanufactured transmissions and the military transmission rebuild kits for tracked vehicles. Support equipment includes parts purchased by OEMs to install new transmission units and is dependent on new unit sales. Sales of aftermarket parts are tied to the growth in the overall population of vehicles with Allison transmissions, partially offset by improvements in product quality and durability. The aftermarket continues to be less volatile than the market for new product sales.

Key Components of our Results of Operations

Net sales

We generate our net sales primarily from the sale of transmissions, transmission parts, support equipment, military kits, engineering services and extended transmission coverage, or ETC, to a wide array of OEMs, distributors and the U.S. government. Sales are recorded net of provisions for customer allowances and other rebates. Engineering services are recorded as net sales in accordance with the terms of the contract. The associated costs are recorded in cost of sales. We also have royalty agreements with third parties that provide net sales as a result of joint efforts in developing marketable products.

Cost of sales

Our most significant components of cost of sales are purchased parts, the overhead expense related to our manufacturing operations and direct labor associated with the manufacture and assembly of transmissions and parts. For the six months ended June 30, 2011, direct material costs were approximately 68%, overhead costs were approximately 25%, and direct labor costs were approximately 7% of total cost of sales. We are subject to changes in our cost of sales caused by movements in underlying commodity prices. We seek to hedge against this risk by using forward contracts and, beginning in 2011, Long-Term Supply Agreements, or LTSAs. See “—Quantitative and Qualitative Disclosure about Market Risk—Commodity Price Risk.”

Selling, general and administrative expenses

The principal components of our selling, general and administrative expenses are salaries and benefits for our office personnel, advertising and promotional expenses, warranty expense, expenses relating to certain information technology systems and amortization of our intangibles.

Engineering — research and development

We incur costs in connection with research and development programs that are expected to contribute to future earnings. Such costs are expensed as incurred. In 2009, we were notified by the DOE that we were selected to receive matching funds from the Grant Program. All applicable costs associated with the Grant Program have been charged to engineering — research and development, or in the case of capital expenditure, as a reduction in the cost basis of the capital asset. The U.S. government’s matching reimbursement is recorded to other income, net in the Consolidated Statement of Operations.

Critical Accounting Policies and Significant Accounting Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of net sales and expenses during the applicable reporting period. Differences between actual amounts and estimates are recorded in the period identified. Management believes the accounting estimates discussed below represent those accounting estimates that require the exercise of judgment where a different set of judgments could result in changes to our reported results.

Revenue recognition

We record sales when title has transferred to the customer, there is evidence of an agreement, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. We sell ETC for which sales are deferred. ETC sales are recognized ratably over the period of the ETC, which typically ranges from three to five years. Distributor and customer sales incentives, consisting of allowances and other rebates, are estimated at the time of sale based upon our history and experience and are recorded as a reduction to net sales. Incentive programs are generally product specific or region specific. Some factors used in estimating the cost of incentives include the number of transmissions that will be affected by the incentive program and rate of acceptance of any incentive program. If the actual number of affected transmissions differs from this estimate, or if a different mix of incentives is actually paid, the impact on net sales would be recorded in the period that the change was identified.

Sales under U.S. government production contracts are recorded when the product is accepted and title has transferred to the U.S. government. Under the terms of the U.S. government contracts, there are certain price reduction clauses and provisions for potential price reductions which are estimated at the time of sale based upon our history and experience and are recorded as a reduction to net sales. Potential reductions may be attributed to a change in projected sales volumes or plant efficiencies which impact overall costs.

Inventory

We value our inventory using the first-in, first-out method, and state our inventories at the lower of cost or net realizable value. In order to determine net realizable value, we analyze our inventory on a periodic basis to determine whether it is excess or obsolete inventory. Any decline in carrying value of estimated excess or obsolete inventory is recorded as a reduction of inventory and as an expense included in cost of sales in the period it is identified.

Impairment of goodwill and other intangibles

Goodwill represents the excess of purchase price paid over the fair value of net assets acquired. In accordance with the Financial Accounting Standards Board, or FASB, authoritative accounting guidance on goodwill, we do not amortize goodwill but rather evaluate it for impairment on an annual basis, or more often if events or circumstances change that could cause goodwill to become impaired. We have elected to perform our annual impairment test on October 31 of every year. A two-step impairment test is performed on goodwill. In the first step, we compare the fair value of our reporting unit to its carrying value. We have one reporting unit which is consistent with our one operating and reportable segment. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

In the second quarter of 2009, we recorded a trade name impairment charge of $190.0 million. The impairment charge was triggered by lower projected net sales as a result of weak general economic conditions at that time. In the fourth quarter of 2008 in conjunction with our annual assessment, we recorded a trade name impairment charge of $179.8 million. The impairment was driven principally by an increase in the discount factor that was in effect on the measurement date and lower projected net sales as a result of general economic conditions.

Our 2010 annual goodwill impairment test indicated that the fair value of the reporting unit exceeded its carrying value of net assets by 40%, indicating no impairment. The fair value was determined utilizing a discounted cash flow model which includes key assumptions. Key assumptions incorporated into the analysis comprised of net sales growth derived from market information, industry reports, marketing programs and future new product introductions; operating margin improvements derived from cost reduction programs and fixed cost leverage driven by higher sales volumes; and a risk-adjusted discount rate. Events or circumstances that could unfavorably impact the key assumptions include lower net sales driven by market conditions, our inability to execute on marketing programs and/or delay in the introduction of new products; lower gross margins as a result of market conditions or failure to obtain forecasted cost reductions; or higher discount rate as a result of market conditions. While unpredictable and inherently uncertain, we believe our forecast estimates were reasonable and incorporate information that market participants would use in their estimates of fair value.

Other intangible assets have both indefinite and finite useful lives. Intangible assets with indefinite useful lives, such as our trade name, are not amortized but are tested annually for impairment. Our 2010 annual trade name impairment test indicated that the fair value of the trade name exceeded its carrying value by 13%, indicating no impairment. The fair value was determined utilizing an income approach by which the relief from royalty method was applied. Key assumptions incorporated into the analysis were net sales growth derived from market information, industry reports, marketing programs and new production introductions; and risk-adjusted discount rates. Events or circumstances that could unfavorably impact the key assumptions include lower net sales driven by market conditions, our inability to execute on marketing programs and/or delay in introduction of new products; and higher discount rate as a result of market conditions. While unpredictable and inherently uncertain, we believe its forecast estimates are reasonable and incorporate those that market participants would use in their estimates of fair value. Intangible assets with finite lives are amortized over their estimated useful lives and reviewed for impairment when circumstances change that would create a triggering event. Customer relationships are amortized over the life in which expected benefits are to be consumed. The remaining finite useful life other intangibles are amortized on a straight-line basis over their useful lives. We evaluate the remaining useful life of other intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining useful life. Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of a long-lived asset to be held and used is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value adjusted for estimated disposal costs.

Warranty

We provide reserves for costs associated with warranty claims at the time the products are sold. Warranty claims arise when a transmission fails while in service during the relevant warranty period. The warranty reserve is provided for by adjusting selling, general and administrative expenses by an amount based on our current and historical warranty claims paid and associated repair costs. These estimates are established using historical information including the nature, frequency, and average cost of warranty claims and are adjusted as actual information becomes available. Costs associated with ETC are recorded as incurred during the extended coverage period. From time to time, we may get involved in a specific field action program. As a result of the uncertainty surrounding the nature and frequency of specific field action programs, the liability for such programs is recorded when we commit to a specific field action. We review and assess the liability for these programs on a quarterly basis. We also assess our ability to recover certain costs from our suppliers and record a receivable from the supplier when we believe a recovery is probable.

Pension and post-retirement obligations

For pension and OPEB plans in which employees participate, costs are determined within the FASB’s authoritative accounting guidance set forth on employers’ defined benefit pensions including accounting for settlements and curtailments of defined benefit pension plans, termination of benefits and accounting for post-retirement benefits other than pensions. In accordance with the authoritative accounting guidance, we recognize the funded status of our defined benefit pension plans and OPEB plan in our Consolidated Balance Sheets with a corresponding adjustment to Accumulated other comprehensive income.

Post-retirement benefit costs consist of service cost, interest cost on accrued obligations and the expected return on assets (calculated using a smoothed market value of assets). Any difference between actual and expected returns on assets during a year and actuarial gains and losses on liabilities together with any prior service costs are charged (or credited) to income over the average remaining service lives of employees.

The benefit cost components shown in the Consolidated Statements of Operations are based upon certain data specific to our company, actuarial assumptions that were used for OPEB accounting disclosures, and certain allocation methodologies such as population demographics.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The future tax benefits associated with operating loss and tax credit carryforwards are recognized as deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The need to establish a valuation allowance against the deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold, in accordance with authoritative accounting guidance. Appropriate consideration is given to all positive and negative evidence related to that realization. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, experience with tax attributes expiring unused, and tax planning alternatives. The weight given to these considerations depends upon the degree to which they can be objectively verified.

Stock-based compensation

We account for all stock-based compensation awards to employees (including executive officers), consultants and members of our board of directors based upon their fair values as of the date of grant using a fair value method and recognize the fair value of each award as an expense over the requisite service period.

In accordance with FASB’s authoritative accounting guidance on stock compensation, each option grant is to be recorded at fair value. For purposes of calculating stock-based compensation, we estimate the fair value of stock options using a Black-Scholes option pricing model, which requires the use of certain subjective assumptions including expected volatility, expected dividend yield, expected term, risk-free interest rate, expected forfeitures, and the fair value of our common stock. These assumptions generally require significant judgment and may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time. See NOTE 13 of our consolidated financial statements included elsewhere in this prospectus for the principal assumptions used in applying the Black-Scholes option pricing model to determine the estimated fair value of stock options at the date of grant.

The fair value of the common stock that underlies our stock options has historically been determined by our Compensation Committee based upon information available to it at the time of grant. Stock option grants to certain key employees have been granted with staggered exercise prices equal to or greater than the fair value of our common stock underlying the options in increments of 1.5 times and 2 times, thereby creating an incentive for these employees to generate increased stockholder value. Because there has been no public market for our common stock, our Compensation Committee has determined the fair value of our common stock based on an analysis of relevant factors, including the following:

•	our historical and projected operating and financial performance;

•	observed market multiples for comparable businesses;

•	the uncertainty in our business associated with uncertain economic conditions;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company.

In October 2007, we granted equity instruments for the first time at a fair market value based upon the price paid in the Acquisition Transaction, which was an orderly transaction between a willing buyer and a willing seller. As a result of the economic turmoil of 2008 and 2009 and our decline in net sales and corresponding impairment charges during that period, the Compensation Committee determined that the fair market value of our common stock underlying option grants, derived based on historic multiples and the price paid for the

Acquisition Transaction, had either declined or not increased above the share price paid in the Acquisition Transaction. Beginning in early 2010, in order to better assess the effects of the recession and the nascent recovery on the fair market value of our common stock, the Compensation Committee directed management to engage an independent third-party valuation firm to provide a valuation of our common stock as of March 31, 2010. In performing its valuation analysis, the valuation firm engaged in discussions with management, analyzed historical and forecasted financial statements and reviewed our corporate documents. The valuation was based on several generally accepted valuation techniques, including a discounted cash flow analysis and a comparable public company analysis. Estimates used in connection with the discounted cash flow analysis were consistent with the plans and estimates that we use to manage the business although there is inherent uncertainty in these estimates. In addition, this valuation study was based on a number of assumptions, including industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation. The valuation analysis resulted in a wide range of derived values with the final value determined by our Compensation Committee being at the high end of that range and in line with the historical fair market value determinations. The completion of the initial public offering may add value to the shares due to, among other things, increased liquidity and marketability; however, the extent (if any) of such additional value cannot be measured with precision or certainty and the shares could suffer a decrease in value.

Results of Operations

The following table sets forth certain financial information for the years ended December 31, 2010, 2009, and 2008 and the six months ended June 30, 2011 and 2010, and should be read in conjunction with our historical audited and unaudited consolidated financial statements and the notes thereto. Our historical results of operations set forth below and elsewhere may not reflect what will occur in the future.

	For the six months ended June 30, (unaudited)		For the year ended December 31,
(dollars in millions)	2011	2010	2010	2009	2008
Consolidated Statement of Operations:
Net sales	$1,072.7	$983.9	$1,926.3	$1,766.7	$2,061.4
Gross profit	474.5	431.9	828.2	619.8	735.9
Operating expenses:
Selling, general and administrative expenses	197.6	187.4	384.9	391.2	412.6
Engineering — research and development	58.5	49.4	101.5	89.7	88.6
Trade name impairment	—	—	—	190.0	179.8
Total operating expenses	256.1	236.8	486.4	670.9	681.0
Operating income (loss)	218.4	195.1	341.8	(51.1)	54.9
Other income (expense), net:
Interest income	0.4	0.6	3.5	1.4	5.1
Interest expense	(121.0)	(158.1)	(281.0)	(235.6)	(391.0)
Premiums and expenses on tender offer of long-term debt	(56.9)	—	—	—	—
Other income, net	2.8	3.6	19.0	2.8	40.0
Total other income (expense), net	(174.7)	(153.9)	(258.5)	(231.4)	(345.9)
Income (Loss) before income taxes	43.7	41.2	83.3	(282.5)	(291.0)
Income tax expense	(24.0)	(29.7)	(53.7)	(41.4)	(37.1)
Net income (loss)	$19.7	$11.5	$29.6	$(323.9)	$(328.1)

Comparison of three months ended June 30, 2011 and 2010

The following table was derived from our condensed consolidated income statements for the three months ended June 30, 2011 and 2010 included elsewhere in this prospectus.

	Three months ended June 30,
(unaudited, dollars in millions)	2011	% of net sales	2010	% of net sales
Net sales	$555.7	—	$510.2	—
Gross profit	244.5	44.0%	222.6	43.6%
Operating expenses:
Selling, general and administrative expenses	96.7	17.4	95.4	18.7
Engineering — research and development	28.2	5.1	23.4	4.6
Total operating expenses	124.9	22.5	118.8	23.3

Operating income	119.6	21.5	103.8	20.3
Other income (expense), net:
Interest income	0.2	0.0	0.2	0.0
Interest expense	(71.2)	(12.8)	(85.0)	(16.7)
Premiums and expenses on tender offer of long-term debt	(56.9)	(10.2)	—	—
Other expense, net	(2.9)	(0.5)	(2.5)	(0.4)

Total other expense, net	(130.8)	(23.5)	(87.3)	(17.1)

(Loss) income before income taxes	(11.2)	(2.0)	16.5	3.2
Income tax expense	(6.0)	(1.1)	(15.4)	(3.0)

Net (loss) income	$(17.2)	(3.1)%	$1.1	0.2%

Net sales

Net sales for the quarter ended June 30, 2010 were $555.7 million compared to $510.2 million for the quarter ended June 30, 2010, an increase of 8.9%. The increase represents the impact of increased demand for global off-highway and on-highway commercial products, and price increases on certain products, partially offset by lower demand for military products and hybrid-propulsion systems for transit buses.

Gross profit

Gross profit for the quarter ended June 30, 2011 was $244.5 million compared to $222.6 million for the quarter ended June 30, 2010, an increase of 9.8%. The increase was principally driven by $21.0 million related to increased net sales, $5.0 million of price increases on certain products and $0.7 million related to a benefit plan adjustment, partially offset by $5.2 million of higher manufacturing expense commensurate with increased net sales.

Selling, general and administrative expenses

Selling, general and administrative expenses for the quarter ended June 30, 2011 were $96.7 million compared to $95.4 million for the quarter ended June 30, 2010, an increase of 1.4%. The increase was principally driven by $2.3 million of increased spending commensurate with expanded global commercial activities and $1.2 million of increased warranty expense commensurate with increased sales, partially offset by lower bad debt expense of $1.3 million driven by a reduction in the aged accounts receivable balances in North America and Europe, and $0.7 million related to a benefit plan adjustment.

Engineering—research and development

Engineering expenses for the quarter ended June 30, 2011 were $28.2 million compared to $23.4 million for the quarter ended June 30, 2010, an increase of 20.5%. The increase was principally driven by $6.2 million of higher technology-related license expense and $0.5 million of restructuring expenses related to a second quarter 2011 salaried employee headcount reduction program, partially offset by $0.6 million related to a benefit plan adjustment and lower product initiatives spending.

Interest expense, net

Interest expense, net for the quarter ended June 30, 2011 was $71.0 million compared to $84.8 million for the quarter ended June 30, 2010, a decrease of 16.3%. The decrease was principally driven by $8.9 million of lower interest expense as a result of lower interest rates, $3.7 million of lower interest expense as a result of debt repayments and purchases, and $3.4 million of lower mark-to-market expense for our interest rate derivatives, partially offset by a one-time payment of $1.8 million to eliminate certain collateral requirements for our interest rate derivatives and $0.3 million of higher financing fees written off as a result of increased financing fees as a result of debt repayment and repurchase activities.

Premiums and expenses on tender offer of long-term debt

During the quarter ended June 30, 2011, ATI completed a cash tender offer to purchase any and all of its Senior Toggle Notes. The tender offer resulted in ATI purchasing $468.1 million of $505.3 million of its outstanding Senior Toggle Notes with premiums and expenses totaling $56.9 million.

Other expense, net

Other expense, net for the quarter ended June 30, 2011 was ($2.9) million compared to ($2.5) million for the quarter ended June 30, 2010. The increase was principally driven by $7.8 million of higher premiums and expenses related to additional repurchases and repayments of long-term debt, and $1.8 million of unfavorable foreign exchange, partially offset by a $3.9 million vendor settlement, $2.7 million of lower unrealized losses on derivative contracts, $1.7 million of increased realized gains on derivative contracts, $0.6 million of increased Grant Program income and $0.3 million of increased miscellaneous income.

Income tax expense

Income tax expense for the second quarter of 2011 was $6.0 million resulting in an effective tax rate of (53.6%) versus an effective tax rate of 93.3% in the second quarter of 2010. The change in effective tax rate was primarily driven by the increase in discrete expense items of approximately $59.3 million primarily related to premiums and expenses associated with the tender and repurchase of ATI’s Senior Toggle Notes and the issuance of ATI’s New Notes, and the difference in tax and book treatment of certain indefinite life intangibles and our continuing policy of recording a full valuation allowance against our deferred tax asset. A sustained period of profitability in our operations is required before we would change our judgment regarding the need for a full valuation allowance against our net deferred tax assets. Accordingly, although we were profitable in 2010 and the first six months of 2011, we continue to record a full valuation allowance against the net deferred tax assets. Although the weight of negative evidence related to cumulative losses is decreasing, we believe that this objectively-measured negative evidence outweighs the subjectively-determined positive evidence and, as such, we have not changed our judgment regarding the need for a full valuation allowance in the second quarter of 2011. Continued improvement in our operating results, however, could lead to reversal of all of our valuation allowance as early as the second half of 2012.

Comparison of six months ended June 30, 2011 and 2010

The following table was derived from our condensed consolidated income statements for the six months ended June 30, 2011 and 2010 included elsewhere in this prospectus.

	Six months ended June 30,
(unaudited, dollars in millions)	2011	% of net sales	2010	% of net sales
Net sales	$1,072.7	—	$983.9	—
Gross profit	474.5	44.2%	431.9	43.9%
Operating expenses:
Selling, general and administrative expenses	197.6	18.4	187.4	19.1
Engineering — research and development	58.5	5.4	49.4	5.0
Total operating expenses	256.1	23.8	236.8	24.1

Operating income	218.4	20.4	195.1	19.8
Other (expense) income, net:
Interest income	0.4	0.0	0.6	0.1
Interest expense	(121.0)	(11.3)	(158.1)	(16.1)
Premiums and expenses on tender offer of long-term debt	(56.9)	(5.3)	—	—
Other income, net	2.8	0.3	3.6	0.4

Total other expense, net	(174.7)	(16.3)	(153.9)	(15.6)

Income before income taxes	43.7	4.1	41.2	4.2
Income tax expense	(24.0)	(2.3)	(29.7)	(3.0)

Net income	$19.7	1.8%	$11.5	1.2%

Net sales

Net sales for the six months ended June 30, 2011 were $1,072.7 million compared to $983.9 million for the six months ended June 30, 2010, an increase of 9.0%. The increase represents the impact of increased demand for global off-highway and on-highway commercial products, and price increases on certain products, partially offset by lower demand for military products and hybrid-propulsion systems for transit buses.

Gross profit

Gross profit for the six months ended June 30, 2011 was $474.5 million compared to $431.9 million for the six months ended June 30, 2010, an increase of 9.9%. The increase was principally driven by $42.0 million related to increased net sales, $12.0 million of price increases on certain products and $0.7 million related to a benefit plan adjustment, partially offset by $9.2 million of higher manufacturing expense commensurate with increased sales and $3.0 million of unfavorable material costs primarily associated with increased commodity prices.

Selling, general and administrative expenses

Selling, general and administrative expenses for the six months ended June 30, 2011 were $197.6 million compared to $187.4 million for the six months ended June 30, 2010, an increase of 5.4%. The increase was principally driven by $5.7 million of increased warranty expense commensurate with increased sales and a first quarter 2010 favorable warranty adjustment, $3.9 million of increased spending commensurate with expanded global commercial activities and $3.2 million of increased legal expenses primarily associated with a vendor settlement and benefit plan discrepancies, partially offset by lower bad debt expense of $1.3 million driven by a reduction in the aged accounts receivable balances in North America and Europe, and $0.7 million related to a benefit plan adjustment.

Engineering — research and development

Engineering expenses for the six months ended June 30, 2011 were $58.5 million compared to $49.4 million for the six months ended June 30, 2010, an increase of 18.4%. The increase was principally driven by $8.8 million of higher technology-related license expense, $0.5 million of restructuring expenses related to a second quarter 2011 salaried employee headcount reduction program and higher product initiatives spending, partially offset by $0.6 million related to a benefit plan adjustment.

Interest expense, net

Interest expense, net for the six months ended June 30, 2011 was $120.6 million compared to $157.5 million for the six months ended June 30, 2010, a decrease of 23.4%. The decrease was principally driven by $18.0 million of lower mark-to-market expense for our interest rate derivatives, $15.7 million of lower interest expense as a result of lower interest rates, $4.8 million of lower interest expense as a result of debt repayments and purchases, and $0.5 million of decreased financing fees, partially offset by a one-time payment of $1.8 million to eliminate certain collateral requirements for our interest rate derivatives.

Premiums and expenses on tender offer of long-term debt

During the six months ended June 30, 2011, ATI completed a cash tender offer to purchase any and all of its Senior Toggle Notes. The tender offer resulted in ATI purchasing $468.1 million of $505.3 million of its outstanding Senior Toggle Notes with premiums and expenses totaling $56.9 million.

Other income, net

Other income, net for the six months ended June 30, 2011 was $2.8 million compared to $3.6 million for the six months ended June 30, 2010. The decrease was principally driven by $11.9 million of higher premiums and expenses related to additional repurchases and repayments of long-term debt, and $1.6 million of unfavorable foreign exchange, partially offset by a $3.9 million vendor settlement, $3.7 million of lower unrealized losses on derivative contracts, $2.8 million of increased realized gains on derivative contracts, $1.5 million of increased Grant Program income and $0.8 million of increased miscellaneous income.

Income tax expense

Income tax expense for the six months ended June 30, 2011 was $24.0 million resulting in an effective tax rate of 54.9% versus an effective tax rate of 72.1% in the first six months of 2010. The change in effective tax rate was primarily driven by the increase in discrete expense items of approximately $58.6 million primarily related to premiums and expenses associated with the tender and repurchase of ATI’s Senior Toggle Notes and the issuance of ATI’s New Notes, and the difference in tax and book treatment of certain indefinite life intangibles and our continuing policy of recording a full valuation allowance against our deferred tax asset. A sustained period of profitability in our operations is required before we would change our judgment regarding the need for a full valuation allowance against our net deferred tax assets. Accordingly, although we were profitable in 2010 and the first six months of 2011, we continue to record a full valuation allowance against the net deferred tax assets. Although the weight of negative evidence related to cumulative losses is decreasing, we believe that this objectively-measured negative evidence outweighs the subjectively-determined positive evidence and, as such, we have not changed our judgment regarding the need for a full valuation allowance in the second quarter of 2011. Continued improvement in our operating results, however, could lead to reversal of all of our valuation allowance as early as the second half of 2012.

Comparison of years ended December 31, 2010 and 2009

The following table was derived from our consolidated income statements for the years ended December 31, 2010 and 2009 included elsewhere in this prospectus.

	For the year ended December 31,
	2010	% of net sales	2009	% of net sales
	(dollars in millions)
Net sales	$1,926.3	—	$1,766.7	—
Gross profit	828.2	43.0%	619.8	35.1%
Operating expenses:
Selling, general and administrative expenses	384.9	20.0	391.2	22.1
Engineering — research and development	101.5	5.3	89.7	5.1
Trade name impairment	—	—	190.0	10.8

Total operating expenses	486.4	25.3	670.9	38.0

Operating income (loss)	341.8	17.7	(51.1)	(2.9)
Other income (expense), net:
Interest income	3.5	0.2	1.4	0.1
Interest expense	(281.0)	(14.6)	(235.6)	(13.3)
Other income, net	19.0	1.0	2.8	0.1

Total other income (expense), net	(258.5)	(13.4)	(231.4)	(13.1)

Income (Loss) before income taxes	83.3	4.3	(282.5)	(16.0)
Income tax expense	(53.7)	(2.8)	(41.4)	(2.3)

Net income (loss)	$29.6	1.5%	$(323.9)	(18.3)%

Net sales

Net sales for the year ended December 31, 2010 were $1,926.3 million compared to $1,766.7 million for the year ended December 31, 2009, an increase of 9.0%. The increase represents the impact of increased demand for global on-highway and off-highway commercial, wheeled military and aftermarket products, and price increases on certain products, partially offset by a 23.0% decrease in revenue generated from hybrid-propulsion systems for transit buses, and lower demand for tracked military products. Our net sales in North America were $1,574.9 million compared to $1,483.2 million in 2009, representing an increase of 6.2%. Our non-North American net sales increased from $283.5 million in 2009 to $351.4 million in 2010, representing an increase of 24.0%.

Gross profit

Gross profit for the year ended December 31, 2010 was $828.2 million compared to $619.8 million for the year ended December 31, 2009, an increase of 33.6%. The increase in gross profit was principally driven by the increase in demand for global on-highway and off-highway commercial vehicles, wheeled military and aftermarket products of $73.0 million, price increases totaling $28.0 million on certain products, favorable material pricing of $30.1 million, lower manufacturing expense of $15.3 million, the elimination of the 2009 settlement of $36.6 million of the OPEB arrangement with GM and the elimination of 2009 restructuring costs of $29.4 million. These factors were partially offset by unfavorable foreign exchange of $4.4 million.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2010 were $384.9 million compared to $391.2 million for the year ended December 31, 2009, a decrease of 1.6%. The decrease was primarily driven by the elimination of $11.4 million of 2009 warranty expense for our portion of the DPIM special coverage program, partially offset by increased spending commensurate with expanded global commercial activities.

Engineering — research and development

Engineering — research and development expenses for the year ended December 31, 2010 were $101.5 million compared to $89.7 million for the year ended December 31, 2009, an increase of 13.2%. The increase was principally driven by $20.0 million of increased research and development expense associated with the Grant Program and other product initiatives, partially offset by $8.1 million of a technology-related license expense.

Trade Name impairment

In 2010, our annual impairment test indicated that the fair value of the trade name exceeded its carrying, or book value, and therefore was not subject to impairment. In 2009, we recorded a trade name impairment charge of $190.0 million driven by lower projected net sales as a result of weak economic conditions at that time.

Interest expense, net

Interest expense, net for the year ended December 31, 2010 was $277.5 million compared to $234.2 million for the year ended December 31, 2009, an increase of 18.5%. The increase was principally driven by higher mark-to-market expense of $58.2 million for our interest rate derivatives, partially offset by lower interest rates, the impact of debt repayments and repurchases on interest expense, lower accretion driven by reduced balances of assumed non-current assets and liabilities, and lower amortization of deferred financing costs resulting from debt repayments and repurchases.

Other income, net

Other income, net for the year ended December 31, 2010 was $19.0 million compared to $2.8 million for the year ended December 31, 2009. The increase in other income was principally driven by the elimination of the ($17.3) million 2009 unrealized loss as a result of the Employee Headcount Reduction Programs, $10.2 million increase in Grant Program matching reimbursement and $3.4 million related to the elimination of a severance liability reserve resulting from the new contract manufacturing agreement with General Motors-Powertrain-Hungary. These factors were partially offset by lower gains of $5.6 million related to the repurchases and repayments of our outstanding debt, $4.3 million of lower gains on commodity and foreign currency hedging contracts and $2.2 million increase in foreign exchange losses.

Income tax expense

Income tax expense for the year ended December 31, 2010 was $53.7 million resulting in an effective tax rate of 64.5% versus an effective tax rate of (14.7%) for the year ended 2009. Cash income taxes paid for the year ended December 31, 2010 were $2.2 million, as compared to $5.5 million for the year ended December 31, 2009. The change in effective tax rate was primarily driven by the increase in income before tax, the difference in tax and book treatment of certain indefinite life intangibles and our continuing policy of recording a full valuation allowance against our non-current deferred tax asset. We have taken a position that any non-current deferred tax asset is less than likely to be realized in future periods because of our lack of taxable income for purposes of our U.S. federal income tax payments.

Comparison of years ended December 31, 2009 and 2008

The following table was derived from our consolidated income statements for the years ended December 31, 2009 and 2008 included elsewhere in this prospectus.

	For the year ended December 31,
	2009	% of net sales	2008	% of net sales
	(dollars in millions)
Net sales	$1,766.7	—	$2,061.4	—
Gross profit	619.8	35.1%	735.9	35.7%
Operating expenses:
Selling, general and administrative expenses	391.2	22.1	412.6	20.0
Engineering — research and development	89.7	5.1	88.6	4.3
Trade name impairment	190.0	10.8	179.8	8.7

Total operating expenses	670.9	38.0	681.0	33.0

Operating (loss) income	(51.1)	(2.9)	54.9	2.7
Other income (expense), net:
Interest income	1.4	0.1	5.1	0.2
Interest expense	(235.6)	(13.3)	(391.0)	(19.0)
Other income, net	2.8	0.1	40.0	2.0

Total other income (expense), net	(231.4)	(13.1)	(345.9)	(16.8)

Loss before income taxes	(282.5)	(16.0)	(291.0)	(14.1)
Income tax expense	(41.4)	(2.3)	(37.1)	(1.8)

Net loss	$(323.9)	(18.3)%	$(328.1)	(15.9)%

Net sales

Net sales for the year ended December 31, 2009 were $1,766.7 million compared to $2,061.4 million for the year ended December 31, 2008, a decrease of 14.3%. The decrease represents the impact of lower demand for on-highway and off-highway commercial products driven by global economic conditions and decreased sales of wheeled military products primarily due to the wind down of Mine Resistant Ambush Protected, or MRAP, vehicle production programs, partially offset by higher volume, for hybrid-propulsion systems for transit buses and tracked military products, as well as price increases on certain products. Our net sales in North America were $1,483.2 million compared to $1,683.1 million in 2008, representing a decrease of 11.9%. Our non-North American net sales decreased from $378.3 million in 2008 to $283.5 million in 2009, representing a decrease of 25.1%.

Gross profit

Gross profit for the year ended December 31, 2009 was $619.8 million compared to $735.9 million for the year ended December 31, 2008, a decrease of 15.8%. The decrease in gross profit was principally driven by lower demand of $175.0 million, the settlement of $36.6 million of the OPEB arrangement with GM, restructuring costs of $29.4 million related to the Employee Headcount Reduction Programs implemented during 2009 and unfavorable foreign exchange of $4.5 million. These factors were partially offset by lower manufacturing expense of $80.0 million, primarily resulting from reduction in headcount and lower production, favorable material pricing of $23.1 million and price increases totaling $28.0 million on certain products.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2009 were $391.2 million compared to $412.6 million for the year ended December 31, 2008, a decrease of 5.2%. The decrease was primarily driven by the Employee Headcount Reduction Programs and lower transitional costs associated with our establishment as a stand-alone entity of $18.0 million, partially offset by $9.2 million of increased warranty expense for our portion of the DPIM special coverage program.

Engineering — research and development

Engineering — research and development expenses for the year ended December 31, 2009 were $89.7 million compared to $88.6 million for the year ended December 31, 2008, an increase of 1.2%. The increase was primarily driven by $8.1 million of a technology-related license expense, partially offset by lower compensation costs resulting from the Employee Headcount Reduction Programs.

Trade Name impairment

We recorded a trade name impairment charge of $190.0 million for the year ended December 31, 2009 compared to a trade name impairment charge of $179.8 million for the year ended December 31, 2008. The impairment charge in 2009 was triggered by lower projected net sales as a result of weak global economic conditions at that time. The impairment charge in 2008 was a result of our annual impairment test and was driven principally by an increase in the discount factor that was in effect on the measurement date and lower projected net sales as a result of general economic conditions.

Interest expense, net

Interest expense — net for the year ended December 31, 2009 was $234.2 million compared to $385.9 million for the year ended December 31, 2008, a decrease of 39.3%. The decrease was primarily driven by lower interest rates, increased mark-to-market gains of $89.0 million resulting from our interest rate derivatives, the impact of debt repayments and repurchases in 2008 and 2009, a realized gain of $4.9 million in 2009 due to the settlement of two interest rate derivatives and lower accretion of assumed non-current assets and liabilities.

Other income, net

Other income, net for the year ended December 31, 2009 was $2.8 million compared to $40.0 million for the year ended December 31, 2008. The decrease in other income of $37.2 million was primarily driven by a $17.3 million first quarter 2009 unrealized loss as a result of Employee Headcount Reduction Programs, elimination of the $14.6 million favorable adjustment in the fourth quarter 2008 related to change in actuarial valuations of legacy employee benefits, $12.1 million of lower gains realized on the repurchases of long-term debt and lower currency exchange gain of $4.3 million from 2008 to 2009, partially offset by unrealized commodity hedge gains of $5.8 million, a gain of $2.7 million resulting from a Cure Agreement pursuant to GM’s emergence from bankruptcy in 2009 and $1.8 million of Grant Program income matching reimbursement and $0.8 million of increased miscellaneous Income.

Income tax expense

Income tax expense for the year ended 2009 was $41.4 million resulting in an effective tax rate of (14.7%) versus an effective tax rate of (12.7%) for the year ended December 31, 2008. Cash income taxes paid for the year ended December 31, 2009 were $5.5 million, as compared to $4.3 million for the year ended December 31, 2008. The income tax expense was driven primarily by the difference in tax and book treatment of certain intangibles. In addition, we continued to record a full valuation allowance against our non-current deferred tax asset. We have taken a position that any non-current deferred tax asset is less than likely to be realized in future periods because of our lack of taxable income.

Liquidity and Capital Resources

We generate cash primarily from our operating activities. We had total available cash and cash equivalents of $271.8 million as of June 30, 2011 and $252.2 million and $153.1 million as of December 31, 2010 and 2009, respectively. Of the available cash and cash equivalents, approximately $155.9 million, $134.3 million and

$105.2 million was deposited in operating accounts while approximately $115.9 million, $117.9 million and $47.9 million was invested in U.S. government backed securities as of June 30, 2011, December 31, 2010 and 2009, respectively.

Additionally, we had $379.8 million, $307.3 million and $301.2 million available under the revolving credit facility, net of approximately $20.2 million, $10.2 million and $16.3 million in letters of credit issued and outstanding as of June 30, 2011, December 31, 2010 and 2009, respectively and net of a $82.5 million reduction in availability as a result of a Lehman bankruptcy.

In May 2011, we amended some of the terms of our revolving credit facility, including extending the term from August 2013 to August 2016 and effectively increasing the borrowing capacity from $317.5 million to $400.0 million. As of June 30, 2011, we had no outstanding borrowings against the revolving credit facility.

Our principal uses of cash are operating expenses, capital expenditures, debt service and working capital needs. The following table shows our sources and uses of funds for the years ended December 31, 2010, 2009 and 2008 and the six months ended June 30, 2011 and 2010 (in millions):

	Six months ended June 30,		Year ended December 31,
Statement of Cash Flows Data	2011	2010	2010	2009	2008
Cash flows from operating activities	$193.7	$172.0	$388.9	$168.7	$268.1
Cash flows provided by (used for) investing activities	14.5	(49.1)	(95.3)	(113.2)	(74.9)
Cash flows used for financing activities	(186.2)	(157.5)	(197.9)	(135.4)	(188.1)

Generally, cash provided by operating activities has been adequate to fund our operations. Due to fluctuations in our cash flows and the growth in our operations, it may be necessary from time to time in the future to borrow under the Senior Secured Credit Facility to meet cash demands. We anticipate cash provided by operating activities, cash and cash equivalents and borrowing capacity under the Senior Secured Credit Facility will be sufficient to meet our cash requirements for the next twelve months.

Cash provided by operating activities

Operating activities for the six months ended June 30, 2011 generated $193.7 million of cash compared to $172.0 million for the six months ended June 30, 2010. The increase was primarily driven by increased net sales, higher accounts payable commensurate with increased net sales and lower interest expense, partially offset by higher accounts receivable and inventories commensurate with increased net sales, and increased spending commensurate with expanded global commercial activities and engineering — research and development costs.

Operating activities for the year ended December 31, 2010 generated $388.9 million of cash compared to $168.7 million for the year ended December 31, 2009. The increase was primarily driven by increased net sales, higher accounts payable commensurate with increased net sales, lower accounts receivable driven by a 2009 late payment received from a significant customer in 2010, lower compensation costs resulting from the Employee Headcount Reduction Programs, improved manufacturing performance, lower warranty costs, lower interest expense, net and higher other income, net. These factors were partially offset by higher finished goods inventories commensurate with increase net sales, increased spending commensurate with expanded global commercial activities and increased engineering — research and development costs.

Operating activities for the year ended December 31, 2009 generated $168.7 million of cash compared to $268.1 million for the year ended December 31, 2008. The decrease was primarily driven by decreased net sales, higher accounts receivable due to a significant customer balance due in 2009 not received until early 2010, lower accounts payable commensurate with decreased net sales and lower other income, net. These factors were partially offset by lower compensation costs resulting from Employee Headcount Reduction Programs, lower manufacturing and material spending, favorable commodity prices, cost reduction initiatives and lower interest expense, net.

Cash used for investing activities

Investing activities for the six months ended June 30, 2011 provided $14.5 million of cash compared to using $49.1 million for the six months ended June 30, 2010. The increase was primarily driven by the change in collateral requirements related to certain of our interest rate derivatives of $72.1 million and proceeds related to the sale of property of $2.0 million, partially offset by an increase of $10.5 million in capital expenditures. The increase in capital expenditures was primarily attributable to the construction of our Hungary manufacturing facility and increased investments in productivity initiatives, partially offset by lower capital expenditures associated with the completion of our India manufacturing facility in 2010.

Investing activities for the year ended December 31, 2010 used $95.3 million of cash compared to $113.2 million for the year ended December 31, 2009. The decrease was primarily driven by a reduction of $14.4 million in capital expenditures as the construction of our India facility was completed and the 2009 purchase of a technology-related license agreement.

Investing activities for the year ended December 31, 2009 used $113.2 million of cash compared to $74.9 million for the year ended December 31, 2008. The increase was primarily driven by the requirement to post $22.0 million of collateral for our interest rate derivatives and an increase of $12.9 million in capital expenditures related to the construction of our India facility.

Cash used for financing activities

Financing activities for the six months ended June 30, 2011 used $186.2 million of cash compared to $157.5 million of cash used for the six months ended June 30, 2010. The difference was driven by the increased repurchases of ATI’s Senior Toggle Notes and ATI’s Senior Cash Pay Notes and principal payments on our Senior Secured Credit Facility, partially offset by ATI’s issuance of the New Notes in the second quarter of 2011.

In May 2011, ATI completed a cash tender offer to purchase any and all of its Senior Toggle Notes. The tender offer resulted in ATI purchasing $468.1 million of $505.3 million of its outstanding Senior Toggle Notes during May 2011, with a premium paid of $50.3 million and expenses of $6.6 million.

In May 2011, ATI completed an offering of $500.0 million of the New Notes due 2019. The proceeds from the offering, together with cash on hand, were used to repay ATI’s Senior Toggle Notes due 2015 plus accrued and unpaid interest, applicable premiums, and expenses. As a result of the offering, we recorded approximately $10.8 million as deferred financing fees in the Condensed Consolidated Balance Sheets.

In June 2011, ATI also repurchased $53.0 million of its Senior Cash Pay Notes resulting in a loss (the premium between the purchase price of the notes and the face value of such notes) of $5.8 million, net of deferred financing fees written off.

In June 2011, ATI repurchased $18.1 million of Senior Toggle Notes resulting in a loss (the premium between the purchase price of the notes and the face value of such notes) of $1.9 million, net of deferred financing fees written off, respectively.

Financing activities for the year ended December 31, 2010 used $197.9 million of cash compared to $135.4 million for the year ended December 31, 2009. The increase was primarily driven by $71.4 million of additional voluntary repurchases and principal payments on our long-term debt, partially offset by $8.9 million of 2009 repayments on Japanese Yen denominated short-term notes.

Financing activities for the year ended December 31, 2009 used $135.4 million of cash compared to $188.1 million for the year ended December 31, 2008. The decrease was primarily driven by a reduction of $62.0 million in voluntary repurchases and principal payments on our long-term debt, partially offset by $8.9 million of repayments on Japanese Yen denominated short-term notes.

Our liquidity requirements are significant, primarily due to our debt service requirements. A one-eighth percent change in assumed interest rates for the Senior Secured Credit Facility, if fully drawn, as of June 30, 2011 would have a yearly impact of $3.2 million on interest expense, which includes the partial offset of our interest rate swaps. If we elect the pay-in-kind, or PIK, option with respect to the Senior Toggle Notes, our interest expense will be 75 basis points higher for each interest period in which we elect the PIK option. We cannot elect the PIK option for interest periods ending after November 1, 2011. Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control.

In November of 2008, we entered into an amendment related to the Senior Secured Credit Facility that permits us to make discounted voluntary prepayments of our term loan in an aggregated amount not to exceed $750 million pursuant to a modified Dutch auction. This provision is available to us for so long as the term loan is outstanding. For the years ended December 31, 2010, 2009 and 2008, we repurchased $97.2 million, $58.5 million and $19.7 million of our term loan under this amendment, respectively. The repurchases of the term loan resulted in gains (the discount between the purchase price of the term loan and the face value of such term loan) for the years ended December 31, 2010, 2009 and 2008 of $4.1 million, $4.4 million and $6.8 million, net of deferred financing fees written off, respectively. For the six months ended June 30, 2011 and 2010, we repurchased $0.0 million and $97.2 million of our term loan pursuant to a modified Dutch auction, respectively. The repurchases of the term loans resulted in gains (the discount between the purchase price of the term loans and the face value of such term loans) of $0.0 million and $4.1 million, net of deferred financing fees written off, respectively.

In addition, we made principal payments of $106.0 million, $52.2 million and $73.3 million on the Senior Secured Credit Facility for the years ended December 31, 2010, 2009 and 2008, respectively. The principal payments made on the Senior Secured Credit Facility for the years ended December 31, 2010, 2009 and 2008 resulted in losses of $0.8 million, $0.3 million and $0.7 million associated with the write off of related deferred debt issuance costs, respectively. In addition, we made principal payments of $75.0 million and $65.5 million on our Senior Secured Credit Facility for the six months ended June 30, 2011 and 2010, respectively. The principal payment of $7.8 million for the first quarter of 2011 was made in April 2011 within the terms of the Senior Secured Credit Facility.

The Senior Secured Credit Facility requires us to maintain a specified maximum total senior secured leverage ratio that becomes more restrictive over the term of the loan.

	Maximum Total Senior Secured Leverage Ratio Required	Senior Secured Leverage Ratio Achieved
Quarter ending December 31, 2010	6.00x	3.95x
Quarter ending March 31, 2011	6.00x	3.71x
Quarter ending June 30, 2011	5.75x	3.60x
Quarter ending September 30, 2011	5.75x	N/A
Quarter ending December 31, 2011 and thereafter	5.50x	N/A

In addition to the maximum total secured leverage ratio, the Senior Secured Credit Facility and the indentures governing the Senior Notes include, among other things customary restrictions (subject to certain exceptions) on our ability to incur certain indebtedness or liens, make certain investments or declare or pay any dividends. As of June 30, 2011, we are in compliance with all covenants under the Senior Secured Credit Facility.

To manage interest rate risk associated with our variable rate debt, we currently have eight interest rate swap contracts as of June 30, 2011 that qualify as derivatives under authoritative accounting guidance for derivative instruments and hedging activities. We have not elected hedge accounting treatment for the interest rate swaps and, as a result, fair value adjustments are charged directly to interest expense in the Consolidated Statements of Operations. Despite the fact that we have elected a mark-to-market approach as opposed to hedge accounting treatment, the contracts are used strictly as an economic hedge and not for speculative purposes.

In the third quarter of 2010, we had an interest rate swap and collar mature. The interest rate swap agreement was with Merrill Lynch Capital Services, Inc., or MLCS, and had a notional amount of $537.0 million of the Senior Secured Credit Facility at a fixed rate of 5.05% plus the applicable margin. The interest rate collar agreement was with MLCS and had a notional amount of $268.5 million of the Senior Secured Credit Facility with an interest rate collar of 4.08% to 5.50%. Both the interest rate swap and collar matured on September 10, 2010.

In the third quarter of 2010, we entered into two interest rate swaps. The first swap is a $125.0 million interest rate swap, effective August 1, 2013 through August 1, 2014, at an all-in-rate of 2.96% and an independent collateral requirement of $1.0 million. The second swap is a $125.0 million interest rate swap, effective August 1, 2013 through August 1, 2014, at an all-in-rate of 3.05% and an independent collateral requirement of $1.0 million.

As of June 30, 2011, certain of our interest rate derivatives contain credit-risk and collateral contingent features. Certain interest rate derivatives contain provisions under which downgrades in our credit rating could require us to increase our collateral. Certain interest rate derivatives also contain provisions under which we may be required to post additional collateral if the London Interbank Offered Rate, or LIBOR, reaches certain levels. As of June 30, 2011, we have been required to post collateral of $19.0 million. The additional collateral requirements were driven by lower interest rates. Our collateral requirements are driven by changes in interest rates, and therefore we may be required to post collateral in the future with no maximum collateral requirements. During the second quarter of 2011, we amended certain of our interest rate swap agreements to eliminate the requirement for us to post collateral. This resulted in a return of $51.4 million of collateral in exchange for a one-time payment of $1.8 million and letters of credit.

Assuming all collateral contingent features remain the same, a 1% increase or decrease in the LIBOR interest rate curve as of June 30, 2011 would correspondingly reduce our collateral requirement by approximately $14.0 million or increase our collateral requirement by approximately $9.2 million, respectively.

Description of the Senior Secured Credit Facility

Our wholly owned subsidiary ATI is the borrower under the Senior Secured Credit Facility, which consists of a term loan facility and a revolving credit facility. The term loan facility has a principal amount outstanding of $2,610.4 million as of June 30, 2011. The revolving credit facility has a principal amount of $400.0 million, less an allowance for up to $50.0 million in outstanding letters of credit. As of June 30, 2011, there were no outstanding borrowings against the revolving credit facility and $20.2 million in letters of credit issued and outstanding. The revolving credit facility is available for general corporate purposes, subject to certain conditions. The ability to draw on the revolving credit facility is conditioned upon, among other things, continued compliance with covenants in the credit agreement, the ability to bring down the representations and warranties contained in the credit agreement and the absence of any default or event of default under the Senior Secured Credit Facility. As of June 30, 2011, the available amount under the revolving credit facility was $379.8 million, net of $20.2 million of issued and outstanding letters of credit.

The revolving credit facility matures in 2016, and term loan facility matures in 2014. The term loan facility amortizes in quarterly installments of 0.25%, or $7.75 million, beginning on the last business day in December 2007 until maturity, whereby the final installment of the term loan facility will be paid on the maturity date in an amount equal to the aggregate unpaid principal amount.

The obligations under the Senior Secured Credit Facility are secured and fully and unconditionally guaranteed jointly and severally by us and each of our material wholly owned restricted U.S. subsidiaries currently existing or that we may create or acquire (other than the borrower), with certain exceptions as set forth in the credit agreement, pursuant to the terms of a separate guarantee and collateral agreement.

In November of 2008, ATI entered into an amendment to the Senior Secured Credit Facility that permits it to make discounted voluntary prepayments of the term loan in an aggregated amount not to exceed $750 million pursuant to a modified Dutch auction. This provision is available to ATI for so long as the term loan is outstanding. The amounts of any future voluntary prepayments may be material.

On May 13, 2011, ATI entered into an amendment to extend the maturity of the revolving portion of the Senior Secured Credit Facility from August 7, 2013 to August 7, 2016 and to give it flexibility to extend the maturity of the term loan portion of the Senior Secured Credit Facility at a later date. The amendment also increases ATI’s ability to make foreign and general investments and resets the amount available for discounted voluntary prepayments of the term loan to $750 million.

The borrowings under the Senior Secured Credit Facility, all guarantees thereof, the obligations under specified hedging agreements and certain cash management obligations are secured by a perfected first priority security interest in: all of ATI’s capital stock and all of the capital stock or other equity interests held by us, ATI and each of our existing and future U.S. subsidiary guarantors (subject to certain limitations for equity interests of foreign subsidiaries and other exceptions as set forth in the credit agreement); and substantially all of our and ATI’s tangible and intangible assets and the tangible and intangible assets of each of the existing and future U.S. subsidiary guarantors, with certain exceptions as set forth in the credit agreement.

The borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at our option, either: a base rate determined by reference to the higher of the prime lending rate set forth on the British Banking Association Telerate Page 5 and the federal funds rate plus 0.5%; or a LIBOR rate on deposits in U.S. Dollars for one-, two-, three- or six-month periods (or nine- or twelve-month periods if, at the time of the borrowing, available from all relevant lenders). The applicable margin on loans under the Senior Secured Credit Facility is 1.75% for base rate loans and 2.75% for LIBOR rate loans. The applicable margin for both the revolving loan and the term loan is subject to change depending on our total senior secured leverage ratio. ATI also pays the lenders a commitment fee on the unused commitments under the revolving credit facility, which is payable quarterly in arrears. The commitment fee is subject to change depending on our total senior secured leverage ratio.

Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, ATI is required to prepay outstanding loans under the Senior Secured Credit Facility with the net proceeds of certain asset dispositions and casualty and condemnation events and the incurrence of certain debt (to the extent not permitted under the Senior Secured Credit Facility), and 50% of its excess cash flow, as defined, subject to reduction to 25% if certain total senior secured leverage ratios are met. ATI may voluntarily prepay loans or reduce commitments under the Senior Secured Credit Facility, in whole or in part, subject to minimum amounts. As discussed above, ATI can also voluntarily prepay term loans at a discount subject to certain covenants. As a result of voluntary payments made during 2010, we do not expect any excess cash flow payment to be made for the year ended December 31, 2010. We paid approximately $0.0 million and $21.2 million as excess cash flow for the years ended December 31, 2009 and 2008. If we prepay LIBOR rate loans other than at the end of an applicable interest period, we are required to reimburse lenders for their losses or expenses sustained as a result of breakage costs incurred by such prepayment.

The Senior Secured Credit Facility contains a maximum total senior secured leverage ratio covenant that becomes more restrictive over the term of the loan, and also includes customary negative and affirmative covenants affecting ATI and our existing and future restricted subsidiaries, with certain exceptions set forth in the credit agreement. The Senior Secured Credit Facility contains the following negative covenants and restrictions, among others: restrictions on liens, debt, dividends and other restricted payments, redemptions and stock repurchases, consolidations and mergers, acquisitions, investments, loans, advances, changes in line of business, changes in fiscal year, restrictive agreements with subsidiaries, transactions with affiliates, speculative hedging agreements, and no modification of the Senior Notes in a materially adverse manner without lender consent. The Senior Secured Credit Facility contains the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain defaults, litigation and other material events, conduct of business and existence, payment of material taxes and other governmental charges, maintenance of properties, licenses and insurance, access to books and records by the lenders, use of proceeds, compliance with applicable laws and regulations, further assurances and provision of additional collateral and guarantees. As of December 31, 2010, we believe ATI is in compliance with all covenants.

The Senior Secured Credit Facility specifies certain events of default, including, among others: failure to pay principal, interest or fees, violation of covenants, material inaccuracy of representations and warranties, cross-defaults to material indebtedness for borrowed money, certain bankruptcy and insolvency events, certain material judgments, certain Employee Retirement Income Security Act events, change of control and invalidity of guarantees or security documents.

Description of the Senior Notes

On October 16, 2007, ATI issued $550.0 million of its Senior Cash Pay Notes. On October 17, 2007, ATI issued $550.0 million of its Senior Toggle Notes. On May 6, 2011, ATI issued $500 million of its New Notes. The Senior Toggle Notes and Senior Cash Pay Notes will mature on November 1, 2015. Interest on the Senior Cash Pay Notes accrues at a rate of 11.0% per year and is payable semi-annually in arrears on May 1 and November 1 of each year. Interest on the Senior Toggle Notes accrues at a rate of 11.25% per year with respect to cash payments and 12.0% per year with respect to PIK interest payments, payable semi-annually in arrears on May 1 and November 1 of each year. For any interest period through November 1, 2011, ATI may elect to pay interest on the Senior Toggle Notes, at its option, entirely in cash, entirely with PIK interest payments, or 50% in cash and 50% with PIK interest payments. After November 1, 2011, ATI must make all interest payments in cash only. The New Notes will mature on May 15, 2019. Interest on the New Notes accrues at a rate of 7.125% per year and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2011.

The Senior Notes are unsecured and guaranteed by the subsidiaries that guarantee the Senior Secured Credit Facility and will be unconditionally guaranteed, jointly and severally, by any future domestic subsidiaries that guarantee the Senior Secured Credit Facility. We or our affiliates may from time to time seek to retire the Senior Notes through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Prior to November 1, 2011, ATI may redeem some or all of the Senior Toggle Notes and Senior Cash Pay Notes by paying the applicable “make-whole” premium. At any time on or after November 1, 2011, ATI may redeem some or all of the Senior Toggle Notes and Senior Cash Pay Notes at specified redemption prices in the indentures governing the Senior Cash Pay Notes and Senior Toggle Notes. Prior to May 15, 2015, ATI may redeem some or all of the New Notes by paying the applicable “make-whole” premium. At any time on or after May 15, 2015, ATI may redeem some or all of the New Notes at specified redemption prices in the indenture governing the New Notes. On May 12, 2011, we purchased $468.1 million in aggregate principal amount of the Senior Toggle Notes pursuant to a cash tender offer. On June 1, 2011 and June 13, 2011, we purchased $37.2 million and $15.8 million, respectively, in aggregate principal amount of the Senior Cash Pay Notes. On June 16, 2011, we purchased approximately $18.1 million in aggregate principal amount of the Senior Toggle Notes. Upon a change of control event, ATI may be required to make an offer to purchase the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In certain instances in accordance with the terms of the indentures, ATI may be required to make an offer to repurchase the Senior Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, with the excess proceeds from asset sales.

The indentures governing the Senior Notes contain negative covenants restricting or limiting ATI’s ability to, among other things: incur or guarantee additional indebtedness, incur liens; pay dividends on, redeem or repurchase our capital stock; make certain investments, permit payment or dividend restrictions on certain of our subsidiaries, sell assets, engage in certain transactions with affiliates, and consolidate or merge or sell all or substantially all of ATI’s assets. Certain of these covenants would be suspended if the Senior Notes were to reach investment grade.

Contractual Obligations, Contingent Liabilities and Commitments

The following table summarizes our contractual obligations as of December 31, 2010 (dollars in millions):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior Toggle Notes(1)	$777.7	$56.8	$113.7	$607.2	$—
Senior Cash Pay Notes(2)	729.9	52.6	105.2	572.1	—
Senior Secured Credit Facility(3)	2,972.8	112.0	221.2	2,639.6	—
Operating leases	10.4	5.5	4.3	0.5	0.1
Service fee(4)	15.0	3.0	6.0	6.0	see (4) below
Pension & OPEB liabilities(5)	73.4	13.2	30.6	29.6	see (5) below

Total(6)(7)	$4,579.2	$243.1	$481.0	$3,855.0	$0.1

(1)	Senior Toggle Notes include principal and interest payments based on a fixed interest rate of 11.25%, assuming the election to pay cash interest for all periods. If the PIK option is elected, the interest rate will increase by 75 basis points for the applicable interest period and the interest payment schedule will adjust accordingly.

(2)	Senior Cash Pay Notes include principal and interest payments based on a fixed interest rate of 11.00%. We expect to repay all or a portion of the Senior Cash Pay Notes with the proceeds of this offering. See “Use of Proceeds.”

(3)	Senior Secured Credit Facility includes principal payments and estimated interest payments excluding the effects of our interest rate swaps. A portion of the interest is at a variable rate and for the purposes of this table has been calculated using LIBOR as of December 31, 2010, plus the applicable margin of 2.75%, resulting in an applied rate of 3.03%. Actual payments will vary.

(4)	As described in Certain Relationships and Related Party Transactions in NOTE 19 of our consolidated financial statements included in this prospectus, we entered into a service agreement with the Sponsors in connection with the Acquisition Transaction. Pursuant to this agreement, subject to certain conditions, we would be obligated to pay the Sponsors an annual service fee of $3.0 million for certain advisory, consulting and other services. This service fee is excluded from the table beyond year 5, though we would expect it to continue as long as the service agreement remains in place. However, in connection with the consummation of this offering, the Company will pay Carlyle and Onex a fee of approximately $16 million to terminate this agreement.

(5)	Estimated pension funding and post-retirement benefit payments are based on a 5.3% discount rate and effective interest rate for funding purposes. Pension funding and post-retirement benefit payments are excluded from the table beyond year 5, though we expect funding and payments to continue beyond year 5. See NOTE 12 in our consolidated financial statements included in this prospectus for the funding status of our pension plans and other post-retirement plan as of December 31, 2010.

(6)	Estimated warranty obligations, sales allowance programs and military price reduction reserves, which total $128.5 million, $36.7 million and $25.1 million as of December 31, 2010, respectively, have been excluded from this table as amounts and timing of any payments are unknown.

(7)	Through June 2011, we have paid Torotrak plc, or Torotrak, approximately 11.9 million GBP (or approximately $18.0 million USD). In addition, we will pay Torotrak approximately 3.3 million GBP in March 2012, as a result of extending our agreement for another two years. We also have the right, at our option, to purchase exclusive perpetual full licenses for 10.0 million GBP. All of these payments have been excluded from the table.

The following table summarizes our contractual obligations as of December 31, 2010 (dollars in millions) after giving effect to the offering of the New Notes and the use of proceeds therefrom, the amendment to the Senior Secured Credit Facility, the repurchase of $37.2 million and $15.8 million in aggregate principal amount of the Senior Cash Pay Notes on June 1, 2011 and June 13, 2011, respectively, and the repurchase of approximately $18.1 million in aggregate principal amount of the Senior Toggle Notes on June 16, 2011:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior Toggle Notes(1)	$29.8	$2.1	$4.3	$23.4	$—
Senior Cash Pay Notes(2)	658.8	46.8	93.5	518.5	—
New Notes(3)	785.0	17.8	89.1	71.2	606.9
Senior Secured Credit Facility(4)	2,972.8	112.0	221.2	2,639.6	—
Operating leases	10.4	5.5	4.3	0.5	0.1
Service fee(5)	15.0	3.0	6.0	6.0	see (5) below
Pension & OPEB liabilities(6)	73.4	13.2	30.6	29.6	see (6) below

Total(7)(8)	$4,545.2	$200.4	$449.0	$3,288.8	$607.0

(1)	Senior Toggle Notes include principal and interest payments based on a fixed interest rate of 11.25%, assuming the election to pay cash interest for all periods. If the PIK option is elected, the interest rate will increase by 75 basis points for the applicable interest period and the interest payment schedule will adjust accordingly.

(2)	Senior Cash Pay Notes include principal and interest payments based on a fixed interest rate of 11.00%. We expect to repay all or a portion of the Senior Cash Pay Notes with the proceeds of this offering. See “Use of Proceeds.”

(3)	New Notes include principal and interest payments based on a fixed interest rate of 7.125%.

(4)	Senior Secured Credit Facility includes principal payments and estimated interest payments excluding the effects of our interest rate swaps. A portion of the interest is at a variable rate and for the purposes of this table has been calculated using LIBOR as of December 31, 2010, plus the applicable margin of 2.75%, resulting in an applied rate of 3.03%. Actual payments will vary.

(5)	As described in Certain Relationships and Related Party Transactions in NOTE 19 of our consolidated financial statements included in this prospectus, we entered into a service agreement with the Sponsors in connection with the Acquisition Transaction. Pursuant to this agreement, subject to certain conditions, we would be obligated to pay the Sponsors an annual service fee of $3.0 million for certain advisory, consulting and other services. This service fee is excluded from the table beyond year 5, though we would expect it to continue as long as the service agreement remains in place. However, in connection with the consummation of this offering, the Company will pay Carlyle and Onex a fee of approximately $16 million to terminate this agreement.

(6)	Estimated pension funding and post-retirement benefit payments are based on a 5.3% discount rate and effective interest rate for funding purposes. Pension funding and post-retirement benefit payments are excluded from the table beyond year 5, though we expect funding and payments to continue beyond year 5. See NOTE 12 in our consolidated financial statements included in this prospectus for the funding status of our pension plans and other post-retirement plan as of December 31, 2010.

(7)	Estimated warranty obligations, sales allowance programs and military price reduction reserves, which total $128.5 million, $36.7 million and $25.1 million as of December 31, 2010, respectively, have been excluded from this table as amounts and timing of any payments are unknown.

(8)	Through June 2011, we have paid Torotrak approximately 11.9 million GBP (or approximately $18.0 million USD). In addition, we will pay approximately 3.3 million GBP in March 2012, as a result of extending our agreement for another two years. We also have the right, at our option, to purchase exclusive perpetual full licenses for 10.0 million GBP. All of these payments have been excluded from the table.

Contingencies

We are a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business, including those relating to commercial transactions, product liability, safety, health, taxes, environmental and other matters. For more information, see “Business — Litigation” and NOTE 16 of our consolidated financial statements included elsewhere in this prospectus.

Sales Outside North America

Approximately 18%, 16% and 18% of our net sales from continuing operations in 2010, 2009 and 2008, respectively, were derived from sales made to customers outside of North America. Because of these sales outside North America, our business is subject to the risks of doing business abroad, including currency exchange rate fluctuations, limits on repatriation of funds, compliance with foreign laws and other economic and political uncertainties.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued authoritative accounting guidance that amended wording used to describe many of the requirements in measuring fair value and disclosing information about fair value measurements. The changes are not intended to change the application of the requirements of fair value measurement, but to clarify the application and disclosure of information. The amendments to the accounting guidance also establish a common approach with International Financial Reporting Standards, or IFRS. The guidance is to be applied prospectively for entities interim and annual reporting periods beginning after December 15, 2011. The adoption of this amendment is not expected to have a material effect on our condensed consolidated financial statements.

In June 2011, the FASB issued authoritative accounting guidance on improving comparability, consistency, and transparency of items reported in other comprehensive income. The guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires either a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The accounting guidance also establishes a common approach with IFRS. The guidance is to be applied retrospectively for interim and annual reporting periods beginning after December 15, 2011 for public entities and after December 15, 2012 for nonpublic entities. The adoption of this amendment is not expected to have a material effect on our condensed consolidated financial statements, but will require a change in the presentation of comprehensive income from the notes of our condensed consolidated financial statements, where it is currently disclosed, to the face of our condensed consolidated financial statements.

In January 2010, the FASB issued authoritative accounting guidance to require disclosure of transfers between the observable input categories and activity in the unobservable input category for fair value measurements. The guidance also requires disclosures about the inputs and valuation techniques used to measure fair value. This guidance became effective for companies interim and annual reporting periods beginning January 1, 2010. Our adoption of this accounting guidance did not have an impact on our financial condition and results of operations.

In October 2009, the FASB issued authoritative accounting guidance on multiple-deliverable arrangements to enable vendors to account for products and services (deliverables) separately rather than as a combined unit. The objective of the guidance is to address the timing of net sales recognition as it relates to the delivery of multiple products or services. It addresses how the vendor should separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. If a vendor does not have appropriate evidence for the undelivered elements in an arrangement, the net sales associated with both delivered and undelivered elements are combined into one unit of accounting. Any net sales attributable to the delivered products is then deferred and recognized as the undelivered elements are delivered by the vendor. This guidance was effective prospectively for net sales arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. Our adoption of this guidance on January 1, 2011 did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk consists of changes in interest rates, foreign currency rate fluctuations and movements in commodity prices.

Interest Rate Risk

We are subject to interest rate market risk in connection with a portion of our long-term debt. Our principal interest rate exposure relates to outstanding amounts under the Senior Secured Credit Facility. The Senior Secured Credit Facility provides for variable rate borrowings of up to $2,990.2 million including $379.8 million under our revolving credit facility, net of $20.2 million of letters of credit. Assuming the Senior Secured Credit Facility is fully drawn, each one-eighth percentage point increase or decrease in the applicable interest rates would correspondingly change our interest cost on the Senior Secured Credit Facility by approximately $3.2 million per year. This includes the partial offset of the interest rate swaps described below. As of June 30, 2011, we had no outstanding borrowings against the revolving credit facility.

In order to mitigate our exposure to LIBOR on the Senior Secured Credit Facility, we have entered into certain interest rate swap agreements. Interest Rate Swap D, with Fifth Third Bank, has a notional amount of $125.0 million of the Senior Secured Credit Facility at a fixed rate of 4.26% plus the applicable margin. Interest Rate Swap E, with Barclays Capital, has a notional amount of $150.0 million of the Senior Secured Credit Facility at a fixed rate of 2.79% plus the applicable margin. Interest Rate Swap F, with Barclays Capital, has a notional amount of $75.0 million of the Senior Secured Credit Facility at a fixed rate of 2.66% plus the applicable margin. Interest Rate Swap G, with Barclays Capital, has a notional amount of $75.0 million of the Senior Secured Credit Facility at a fixed rate of 2.99% plus the applicable margin. Interest Rate Swap H, with Barclays Capital, has a notional amount of $350.0 million of the Senior Secured Credit Facility at a fixed rate of 3.75% plus the applicable margin, effective August 2011. Interest Rate Swap I, with Deutsche Bank, has a notional amount of $350.0 million of the Senior Secured Credit Facility at a fixed rate of 3.77% plus the applicable margin, effective August 2011. Interest Rate Swap J, with UBS AG, or UBS, has a notional amount of $125.0 million of the Senior Secured Credit Facility at a fixed rate of 2.96% plus the applicable margin, effective August 2013. Interest Rate Swap K, with UBS, has a notional amount of $125.0 million of the Senior Secured Credit Facility at a fixed rate of 3.05% plus the applicable margin, effective August 2013. In certain circumstances, we and the counterparty are required to provide additional collateral under these swaps. We are exposed to loss if the counterparty defaults. Refer to NOTE F and NOTE G of our condensed consolidated financial statements included elsewhere in this report.

Exchange Rate Risk

While our net sales and costs are denominated primarily in U.S. Dollars, net sales, costs, assets and liabilities are generated in other currencies including Japanese Yen, Euro, Chinese Yuan Renminbi and Indian Rupee. The expansion of our business outside North America may further increase the risk that cash flows resulting from these activities may be adversely affected by changes in currency exchange rates. As of June 30, 2011, we hold hedging contracts in the Euro, which are intended to hedge either known or forecasted cash flow payments denominated in such currencies. We do not intend to hold financial instruments for trading or speculative purposes.

Assuming current levels of foreign currency transactions, a 10% increase or decrease in the Japanese Yen and Euro would correspondingly change our earnings by approximately $2 million and $1 million per year, respectively. This includes the partial offset of our hedging contracts described above. All other exposure to foreign currencies is considered immaterial.

Commodity Price Risk

We are subject to changes in our cost of sales caused by movements in underlying commodity prices. Approximately two-thirds of our cost of sales consists of purchased components with significant raw material content. A substantial portion of the purchased parts are made of aluminum and steel. The cost of aluminum parts include an adjustment factor on future purchases for fluctuations in aluminum prices based on accepted industry indices. In addition, a substantial amount of steel-based contracts also include an index-based component. As our costs change, we are able to pass through a portion of the charges to certain of our customers according to our long-term supply agreements. We historically have not entered into long-term purchase contracts related to the purchase of aluminum and steel. We currently hold financial forward contracts that are intended to hedge forecasted aluminum and steel purchases. Based on our forecasted demand for the remainder of 2011, as of June 30, 2011, the hedge contracts cover approximately 86% of our aluminum requirements and 7% of our steel requirements. Based on our forecasted demand for 2012, as of June 30, 2011, the hedge contracts cover approximately 26% of our aluminum requirements and 0% of our steel requirements. We do not intend to hold financial instruments for trading or speculative purposes.

Assuming current levels of commodity purchases, a 10% increase or decrease in aluminum and steel would correspondingly change our earnings by approximately $2 million and $5 million per year, respectively. This includes the partial offset of our hedging contracts described above.

Many of our recently renewed long term customer supply agreements have incorporated a cost-sharing arrangement related to future commodity price fluctuations. Our hedging policy is that we only hedge for our exposure and do not hedge any portion of the customers’ exposure. For purposes of the sensitivity analysis above, the impact of these cost sharing arrangements have not been included.

BUSINESS

Our Business

We are the world’s largest manufacturer of fully-automatic transmissions for medium- and heavy-duty commercial vehicles, medium- and heavy-tactical U.S. military vehicles and hybrid-propulsion systems for transit buses. Allison transmissions are used in a variety of applications, including on-highway trucks (distribution, refuse, construction, fire and emergency), buses (primarily school and transit), motorhomes, off-highway vehicles and equipment (primarily energy and mining) and military vehicles (wheeled and tracked). We believe the Allison brand is one of the most recognized in our industry as a result of the performance, reliability and fuel efficiency of our transmissions. We estimate that globally, in 2010, we sold approximately 60% of all fully-automatic transmissions for medium- and heavy-duty on-highway commercial vehicle applications, and we believe we are well-positioned to capitalize on attractive growth opportunities. For the years ended December 31, 2010, 2009 and 2008 we generated net sales of $1,926.3 million, $1,766.7 million and $2,061.4 million, respectively, net income (loss) of $29.6 million, $(323.9) million and $(328.1) million, respectively, Adjusted net income of $273.7 million, $49.6 million and $92.7 million, respectively, and Adjusted EBITDA of $617.0 million, $501.3 million and $544.0 million, respectively, representing a 32.0%, 28.4% and 26.4%, Adjusted EBITDA margin, respectively.

We introduced the world’s first fully-automatic transmission for commercial vehicles over 60 years ago. Since that time, we have driven the trend in North America and Western Europe towards increasing automaticity by targeting a diverse range of commercial vehicle vocations. As compared to manual transmissions and AMTs, we believe the superior performance attributes of our fully-automatic transmissions in vocations with a high degree of “start and stop” activity, as well as in urban environments, include lower maintenance costs, reduced vehicle downtime, ease of operation, increased safety and improved driver and passenger comfort. We believe our transmissions offer increased fuel efficiency and faster acceleration, resulting in lower operating costs and increased productivity when they are used in vehicles with duty cycles that require a high degree of “start and stop” activity. As a result of these attributes, our fully-automatic transmissions are the standard or exclusive transmission offered in the powertrain configuration of certain types of vehicles in North America, including school buses, fire and emergency vehicles, medium- and heavy-tactical U.S. military vehicles and certain mining trucks. In applications where our transmission is offered as an alternative to a manual transmission or an AMT, such as distribution and refuse trucks, we believe end users frequently specify an “Allison” transmission when ordering a commercial vehicle, which can create pull-through demand for our products to our OEM customers.

We believe the Allison brand is one of the most recognized and respected names in the commercial vehicle industry and is associated with high quality, reliability, durability, vocational value, technological leadership and superior customer service. We believe our brand helps us maintain our leading market position and price our products commensurate with the value provided to the end user. Allison transmissions are optimized for the unique performance requirements of end users, which typically vary by vocation. Our products are highly engineered, requiring advanced manufacturing processes, and employ complex software algorithms for our transmission controls to maximize end user performance. We have developed over 100 different models that are used in more than 2,500 different vehicle configurations and are compatible with more than 500 combinations of engine brands, models and ratings (including diesel, gasoline, compressed natural gas and other alternative fuels). In 2010, over 10,000 unique Allison developed calibrations were used with our transmission control modules. We believe our scale, experience and culture of innovation reinforce our leading market position and provide us with a competitive advantage.

Based on our market leadership, history of innovation, brand recognition and global presence, we believe we are well-positioned to capitalize on attractive growth opportunities globally. Our core North American on-highway market, which we define as Class 4-7 trucks, Class 8 straight trucks, buses (school, conventional transit, shuttle and coach) and motorhomes, is poised for recovery. According to ACT Research, on-highway commercial vehicle production in North America (excluding transit and coach bus, and motorhome) reached a 20-year low in 2009 and is anticipated to experience a CAGR of 20.8% from 2010 to 2013, although we cannot assure you that such growth rates will materialize. In addition, we believe markets outside North America represent a major growth opportunity for us, as we estimate less than 5% of the medium- and heavy-duty commercial vehicles sold outside North America in 2010 were equipped with fully-automatic transmissions, as compared to 79% in our core North American market as defined above. We intend to drive the rate of adoption of fully-automatic transmissions in commercial vehicles globally by pursuing the same vocational strategy we employ in North America, though we cannot provide assurances that our business strategies will be successful or that fully-automatic transmissions will be increasingly adopted outside North America. Our anticipated growth outside of North America will be facilitated by our established international operations and customer relationships. For example, we are the leading provider of fully-automatic transmissions for medium- and heavy-duty commercial vehicles in China with a substantial installed base of over 30,000 Allison transmissions. In addition, in response to the evolving global focus on fuel consumption, we are developing new products to improve fuel efficiency without compromising performance. Over the last three years, we have accelerated and significantly increased our investment in research and development. Examples of our key innovations include the development of a fully-automatic hybrid-propulsion system for the medium- and heavy-duty commercial truck markets and a fully-automatic transmission for a portion of the Class 8 tractor truck market, where we currently have a limited presence.

We continue to execute on a number of manufacturing and purchasing initiatives to increase efficiency, reduce operating costs and enhance our profitability and cash flow generation capabilities. For example, in 2008, we negotiated a mutually beneficial labor agreement with the UAW, which introduced a multi-tier wage and benefit structure and an annual profit-sharing incentive compensation plan for the hourly workforce tied to identical performance metrics as those used for the management team and salaried employees. As a result of our focus on improving our operating effectiveness and efficiency, we have been able to improve our Adjusted EBITDA margin by 560 basis points since 2008, despite experiencing one of the most severe economic downturns our industry has ever faced. We also established a new manufacturing facility in Chennai, India in 2010 and in Szentgotthard, Hungary in 2011, both of which will provide access to low-cost manufacturing and a geographic presence to support our growth efforts in emerging markets. As we execute our growth strategy, we believe our strong operating leverage will position us for earnings growth and cash flow generation.

Our Industry

Commercial vehicles typically employ one of three transmission types: manual, AMT or fully-automatic. According to Frost & Sullivan, manual transmissions are the most prevalent transmission type used in Class 8 tractors in North America and in medium- and heavy-duty commercial vehicles, generally, outside North America. Manual transmissions utilize a disconnect clutch causing power to be interrupted during each gear shift resulting in energy loss-related inefficiencies and less work being accomplished for a given amount of fuel consumed. In long-distance trucking, this power interruption is not a significant factor, as the manual transmission provides its highest degree of fuel economy during steady-state cruising. However, steady-state cruising is only one part of the duty cycle. When the duty cycle requires a high degree of “start and stop” activity, as is common in many vocations as well as in urban environments, we believe manual transmissions result in reduced performance, lower fuel efficiency, lower average speed for a given amount of fuel consumed and inferior ride quality. Moreover, the clutches must be replaced regularly, resulting in increased maintenance expense and vehicle downtime. Manual transmissions also require a skilled driver to operate the disconnect clutch when launching the vehicle and shifting gears. AMTs are manual transmissions that feature automated operation of the disconnect clutch. Fully-automatic transmissions utilize technology that smoothly shifts gears instead of a disconnect clutch, thereby delivering uninterrupted power to the wheels during gear shifts and requiring minimal driver input. These transmissions deliver superior acceleration, higher productivity, increased fuel efficiency, reduced operating costs, less driveline shock and smoother shifting relative to both manual transmissions and AMTs in vocations with a high degree of “start and stop” activity, as well as in urban environments.

We believe fuel efficiency, the measure of work performed for a given amount of fuel consumed, is the best method to assess fuel consumption of commercial vehicles as compared to the more commonly-used metric of fuel economy miles-per-gallon, or MPG. MPG is inadequate for commercial vehicles because it does not encompass two key elements of efficiency that we believe are important to vehicle owners and operators: payload and transport time.

For example, if more work can be completed or more payload hauled using the same amount of fuel or over a shorter period of time, then we believe the vehicle is more fuel efficient. Since fuel economy and its MPG metric only accounts for distance traveled and fuel consumed, ignoring time and work performed, it is therefore an inferior metric to fuel efficiency when it comes to assessing commercial vehicles.

Our Served Markets

We sell our transmissions globally for use in medium- and heavy-duty on-highway commercial vehicles (with limited exposure to the Class 8 tractor market), off-highway vehicles and equipment and military vehicles. In addition to the sale of transmissions, we also sell branded replacement parts, support equipment and other products necessary to service the installed base of vehicles utilizing our transmissions. The following table provides a summary of our business by end market, for the fiscal year ended December 31, 2010.

	NORTH AMERICA			OUTSIDE NORTH AMERICA	MILITARY	SERVICE PARTS , SUPPORT EQUIPMENT & OTHER
END MARKET	ON-HIGHWAY	HYBRID TRANSIT BUS	OFF-HIGHWAY
2010 NET SALES (IN MILLIONS)	$580	$156	$120	$288	$449	$333
% OF TOTAL	31%	8%	6%	15%	23%	17%
MARKET POSITION	• #1 supplier of fully-automatic transmissions	• #1 supplier of hybrid-propulsion systems	• A leading independent supplier	• #1 supplier of fully-automatic transmissions in China and India • Established presence in Western Europe	• #1 supplier of transmissions to the U.S. military	• Approximately 1,500 dealers and distributors worldwide
VOCATIONS OR END USE	• Distribution • Emergency • Refuse • Construction • Utility • School, transit, shuttle and coach buses • Motorhome	• Hybrid transit bus • Hybrid shuttle bus	• Energy • Mining • Construction • Specialty vehicle	• Transit bus • On-highway trucks • Off-highway vehicles and equipment	• Medium- and heavy-tactical wheeled platforms • Tracked combat platforms	• Parts • Support equipment • Remanufactured transmissions • Fluids

For the three months ended June 30, 2011 and 2010, respectively, net sales to each of our end markets as a percent of total net sales were: 34% and 26% for North American On-Highway; 7% and 12% for North American Hybrid Transit Bus; 13% and 5% for North American Off-Highway; 18% and 15% for Outside North America; 12% and 25% for Military; and 16% and 17% for Service Parts, Support Equipment & Other.

For the six months ended June 30, 2011 and 2010, respectively, net sales to each of our end markets as a percent of total net sales were: 34% and 29% for North American On-Highway; 7% and 9% for North American Hybrid Transit Bus; 12% and 5% for North American Off-Highway; 17% and 14% for Outside North America; 14% and 26% for Military; and 16% and 17% for Service Parts, Support Equipment & Other.

For the years ended December 31, 2010, 2009 and 2008, our top five OEM customers accounted for approximately 41%, 43% and 41% of our net sales, respectively. Our top two OEM customers, Navistar and Daimler, each accounted for approximately 10% of our net sales in 2010.

We anticipate a number of trends will impact demand for our transmissions in our industry. For example, we expect the recovery of medium- and heavy-duty commercial vehicle demand in developed markets will result in increased production volumes, which we believe is supported by pent up demand in the North American market from deferred purchases during the economic downturn. However, we cannot assure you such growth will actually materialize. In addition, we anticipate growth in commercial vehicle demand in key emerging markets supported by broad macroeconomic trends. We also expect customers to continue to adopt fully-automatic transmissions in medium- and heavy-duty commercial vehicles in both developed and emerging markets. We anticipate accelerating demand for fuel efficient technologies in response to rising fuel prices, greater demand for hybrid-propulsion systems in response to changes in global regulations and an increased focus on fuel efficiency. We also expect increased demand for capital equipment utilizing our off highway transmissions as a result of rising demand for commodities and energy.

Governments are mandating restrictions on emissions that lead to vehicle system changes. New emission standards increase overall vehicle cost relating to pollutant-reducing systems. The emission standards and resultant compliance costs create uncertainty among vehicle owners about the quality, fuel efficiency and maintenance needs of the new engines. In anticipation of an emission regulation change, commercial vehicle buyers may “pre-buy” vehicles with prior-year emissions compliant engines in the year preceding the regulation change. The act of pre-buying causes irregularity in transmission purchase patterns and creates forecasting challenges. In North America, a reduction in permitted emissions came into effect in January 2007, which resulted in a significant vehicle pre-buy in 2006. Another tightening of emission standards took place in January 2010, which resulted in a significantly smaller vehicle pre-buy in 2009. More emissions regulation is expected in 2013. Generally, the degree of pre-buy in any end market directly correlates with the weight class of the commercial vehicle because the heavier the vehicle, the greater the cost to a buyer of complying with these new emission standards. Outside North America, engine emission level compliance varies by the levels established by European Union regulations. As countries change from one emission level to the next, OEMs must change their powertrain configurations and validate the resulting combinations. OEMs have cadenced their vehicle releases and product upgrades to incorporate emissions compliant improvements as they evolve and are regionally deployed. Supply agreements with key OEMs enhance our position with those OEMs as they adjust their products to comply with new regulations.

North America

We are the largest manufacturer of fully-automatic transmissions for the on-highway medium- and heavy-duty commercial vehicle market in North America. Our core markets are those in which the value proposition of a fully-automatic transmission to end users is highest, typically where the vehicle is operated with a high degree of “start and stop” activity. We believe end user preferences for superior acceleration, higher productivity, increased fuel efficiency, reduced operating costs, less driveline shock and smoother shifting relative to both manual transmissions and AMTs results in a willingness to pay a meaningful premium for the attributes of our fully-automatic transmissions. Overall, we believe the demand for on-highway fully-automatic transmissions in our core markets is increasing in North America.

Our core North American on-highway market includes Class 4-5, Class 6-7 and Class 8 straight trucks, conventional transit, shuttle and coach buses, school buses and motorhomes. Class 8 trucks are subdivided into two markets: straight and tractor. Class 8 straight trucks are those with a unified body (e.g., refuse, construction, and dump trucks), while tractors have a vehicle chassis that is separable from the trailer they haul. We have been supplying transmissions for Class 8 straight trucks for decades and it is a core end market for us. Today, we have very limited exposure to the Class 8 tractor market because lower priced manual transmissions generally meet the needs of these vehicles which are primarily used in long distance hauling. However, we have identified a portion of the Class 8 tractor market that we call metro tractors that are used primarily in urban environments more than 60% of the time. We are currently developing a new fully-automatic transmission that meets the unique duty cycle requirements of the Class 8 metro tractor market and believe this represents a significant growth opportunity.

We sell substantially all of our transmissions in the North American on-highway market to OEMs, including Blue Bird, Daimler, Hino, Navistar, PACCAR, Spartan Motors, Inc., Volvo and many others. These OEMs, in turn, install our transmissions in vehicles in which our transmission is either the exclusive transmission available or is specifically requested by end users who are choosing between a manual transmission, an AMT or a fully-automatic transmission. OEM customers representing approximately 90% of our 2010 North American on-highway unit volume participate in long-term supply agreements with us. Generally, these supply agreements offer the OEM customer defined levels of mutual commitment with respect to growing Allison’s presence in the OEMs’ products and promotional efforts, pricing and sharing of commodity cost risk. The typical length of our customer agreements is five years. We often compete in this market against independent manufacturers of manual transmissions and AMTs, and, to a lesser extent, against OEMs in certain weight classes that use their own internally manufactured transmissions in certain vehicles. For example, Ford Motor Company, or Ford, offers its own fully-automatic transmission in its Class 4-5 vehicles in North America, though we supply Ford with our fully-automatic transmissions for their Class 6-7 trucks.

On-Highway

The following is a summary of our on-highway net sales by vehicle class in North America.

Class 4-5 Trucks.    Class 4-5 trucks are generally used in urban applications, including distribution, commercial lease and rental, as well as ambulance. The primary demand drivers impacting the purchase of these trucks are economic factors, such as gross domestic product growth, industrial activity and fuel costs, as well as government spending.

The largest Class 4-5 truck OEM is Ford, which offers its own transmission in these vehicles. Until 2009, Ford and General Motors were the largest OEMs in this end market with a combined market share of 88% in 2008, but General Motors exited the medium-duty truck market after emerging from bankruptcy. Since Ford uses its own fully-automatic transmission in this vehicle class, General Motors’ departure from this market resulted in a decline in our sales of fully-automatic transmissions for use in the Class 4-5 truck market, which we had served almost exclusively through General Motors. To partially offset the loss of General Motors’ presence in this market, we are the exclusive transmission supplier to the new Navistar Class 4-5 TerraStar truck specifically targeted at this end market. We also intend to pursue business with other OEMs, should they choose to participate in this end market.

Class 6-7 Trucks.    Class 6-7 trucks are generally used in urban applications, including larger distribution, commercial lease and rental, ambulance, rescue and fire trucks. While demand drivers for the Class 6-7 truck end market are generally similar to those of the Class 4-5 truck end market, economic and pre-buy volatility are higher in these classes. The largest OEMs in this end market are Navistar, Daimler, Ford, Hino and PACCAR. Our overall penetration of the Class 6-7 truck transmission end market was approximately 69% in 2010, and we supply virtually all of the fully-automatic transmissions sold in this end market. In this market, we compete primarily with manual transmissions and AMTs manufactured by Eaton Corp., or Eaton.

Class 8 Straight Trucks.    The most common vocations that utilize straight trucks are refuse, construction, fire and emergency. Primary drivers of Class 8 straight truck demand are general economic conditions and federal, state and municipal spending, which affect the purchases of many fire and emergency trucks, refuse vehicles and construction vehicles, and the purchases of other private refuse fleet operators. The largest Class 8 straight truck OEMs are Navistar, Daimler, PACCAR and Volvo. In 2010, our overall penetration of the Class 8 straight truck transmission end market was approximately 58%, and we supply virtually all of the fully-automatic transmissions sold in this end market. In this market, we compete primarily with manual transmissions and AMTs manufactured by Eaton.

Buses.    School buses have historically comprised approximately 75% of the North American bus market by volume. While school buses vary in weight and engine size, the majority of our transmissions are used in Class 6-7 buses. The primary demand driver for school bus purchases is municipal spending, specifically school district budgets and the capital expenditure plans of private fleet operators. School bus demand is also affected by the number of school-age children, which is driven by birth rates and immigration. The demand in this end market has generally been stable, although it does experience declines during economic downturns as municipalities defer purchases. The largest school bus OEMs are Navistar, Daimler and Blue Bird. We supply our transmissions for virtually all of the school buses produced in North America and currently face little competition from other suppliers to this end market. The bus market also encompasses non-hybrid transit and conventional coach and shuttle buses. We have the leading market share in the non-hybrid transit bus market, where we primarily compete against Voith GmbH, or Voith and ZF Friedrichshafen AG, or ZF.

Motorhomes.    We sell our transmissions for use primarily in larger motorhomes (Type A). Substantially all of the Type A motorhomes used fully-automatic transmissions in this market in 2010. The motorhome market was severely impacted by the recent economic downturn with volumes declining 60% from 2007 to 2010. We expect motorhome demand will benefit from improving economic conditions, increased availability of credit and favorable demographic trends such as the aging of “baby boomers.” We typically sell to the chassis manufacturers, such as Navistar and Daimler, that supply body manufacturers, such as Thor Industries, Winnebago Industries, Inc. and Fleetwood RV, Inc. We had approximately a 51% share of the fully-automatic transmissions used in Type A diesel and gasoline powered motorhomes and substantially all of the share of the fully-automatic transmissions sold in Type A diesel powered motorhomes. In this market, we compete primarily with Ford, who uses its own internally-produced transmission in the lighter-duty motorhomes.

Hybrid Transit Buses

The global interest in conserving fuel and reducing greenhouse gas emissions is driving demand for more fuel efficient commercial vehicles. As of December 31, 2010, we have delivered over 4,000 H 40/50 EP hybrid-propulsion transit bus systems globally to 178 cities in 9 countries, making us the world’s largest supplier of the hybrid-propulsion transit bus systems. In North America, we sold approximately 70% of all units for the hybrid transit bus market in 2010. Our customers in this end market are typically city, state and federal governmental entities, which utilize government funds to subsidize a portion of the purchase price for the transit buses containing our hybrid-propulsion system. In this market, we compete primarily with BAE.

Off-Highway

We have provided products used in vehicles and equipment that serve energy, mining and construction applications for over 50 years.

Off-highway energy applications include well-stimulation equipment, pumping equipment, and well-servicing rigs, which often use a fully-automatic transmission to propel the vehicle and drive auxiliary equipment. We maintain a leadership position in this end market, with nearly all producers of well stimulation and well servicing equipment utilizing our heavy-duty off-highway transmissions. Customers include Halliburton Company, BJ Services Company, Weatherford International Ltd., National Oilwell Varco, Inc., and Key Energy Services, Inc. For example, new methods of extracting oil and natural gas from shale formations have driven demand for oil field equipment, which utilize highly engineered heavy-duty fully-automatic transmissions. Competition in both the well stimulation and well servicing markets comes primarily from Caterpillar Inc., or Caterpillar and Twin Disc, Incorporated.

We also provide heavy-duty transmissions used in mining trucks and other specialty vehicles. Mining applications include trucks used to haul various commodities and other products, including rigid dump trucks, underground trucks and long-haul tractor trailer trucks with load capacities between 40 to 110 tons. Our major competitors in this end market are Caterpillar and Komatsu, Ltd., or Komatsu, both of which are vertically integrated and manufacture fully-automatic transmissions for their own vehicles. Specialty vehicles using our heavy-duty transmissions include airport rescue and firefighting vehicles and heavy-equipment transporters.

Outside North America

We are the largest manufacturer of fully-automatic transmissions for the commercial vehicle market outside of North America. The following is a summary of our net sales by region outside of North America.

While the use of fully-automatic transmissions in the medium- and heavy-duty commercial vehicle market has been widely accepted in North America, the markets outside North America continue to be dominated by manual transmissions. In 2010, fully-automatic transmission-equipped medium- and heavy-duty commercial vehicles represented less than 5% of the vehicles in markets outside North America and are concentrated in certain vocational end markets. In other global regions, like Western Europe, where, according to Frost & Sullivan, penetration is expected to grow to 10.9% in 2017 from 6.1% in 2010, we believe we have attractive opportunities for expansion for our fully-automatic transmissions as end users increasingly recognize the benefits that result from the use of our products. However, we cannot assure you that such growth will materialize in any of these emerging markets.

Europe, Middle East, Africa.    The Europe, Middle East, Africa region, or EMEA, is composed of several different markets, each of which differs significantly from our core North American market by the degree of market maturity, sophistication and acceptance of fully-automatic transmission technology.

Within Europe, we serve Western European developed markets, as well as Russian and Eastern European emerging markets. Our key on-highway customers in these markets are Daimler, Iveco, Scania, and Volvo. Fully-automatic transmission technology has approximately a 5% market share in European truck applications. We lead this end market with approximately a 67% share of the fully-automatic transmissions sold in 2010. Transit bus transmission sales are more evenly divided between manual and fully-automatic transmissions. However, we face strong competition from European-based bus-focused competitors in this market such as ZF and Voith. Europe is most notably characterized by a high level of vertical powertrain integration with OEMs such as Daimler, Scania and Volvo often utilizing their own manual transmissions and AMTs in their vehicles. These OEMs have not generally elected to manufacture fully-automatic commercial vehicle transmissions. We believe they have not done so due to the large initial investment required that would be amortized over a limited number of medium and heavy-duty commercial vehicles utilizing fully-automatic transmissions in their European market. The Middle East and Africa regions are generally characterized by very limited local vehicle production, with imports from the U.S., South America, Turkey, China, India and Europe accounting for the majority of vehicles.

Although we have low market penetration today, we supply transmissions to all major European OEMs. We have targeted specific vocations in EMEA that we believe benefit from our value proposition. For example, we are the exclusive transmission in refuse chassis with Daimler, Dennis Eagle and Renault SA. We also supply mining OEMs such as Atlas Copco UK Holdings Ltd., Perlini Equipment, Sandvik AB and Terex. Our major off-highway competitors are Caterpillar and Komatsu, both of which are vertically integrated manufacturers of off-highway mining vehicles, including the specific fully-automatic transmission used in their mining trucks.

Asia-Pacific.     Currently, manual transmissions are the predominant transmissions used in commercial vehicles in the Asia-Pacific region. We believe we are well-positioned to capitalize on the relatively low penetration rate of automatic transmissions because of our transmissions’ established reputation for performance and durability, as well as our distributor and dealer network presence in most of the key Asia-Pacific markets, particularly in China, where commercial truck sales continue to grow as significant investment is being made in the infrastructure.

In China, our largest growth market, we are the leading provider of fully-automatic commercial vehicle transmissions with a substantial installed base of over 30,000 Allison transmissions, including 21,000 units in transit buses, operated by 72 different bus fleets in 48 cities as of December 31, 2010. Our success in penetrating the domestic commercial vehicle OEMs combined with the value of our fully-automatic transmissions have generated a significant growth opportunity for us as Chinese OEMs have begun to export products. For example, we have grown significantly in commercial vehicles used to transport cargo at shipping ports (dock spotters) in China, increasing our share from essentially 0% in 2004 to virtually 100% in 2010. In targeted vocations such as fire and emergency, construction and specialty vehicles (e.g. crane carriers), we have increased the number of vehicle configurations in which our transmissions are available from 17 in 2008 to 53 in 2010. Specifically, in 2010, we increased our availability in heavy duty mining and construction dump trucks by 13 vehicle configurations and our transmissions are now offered by all major Chinese OEMs serving this market. In 2010, we obtained the first exclusive fully-automatic transmission vehicle configuration in a Chinese fire truck that is being aggressively promoted by FAW and Allison. Our off-highway transmissions are also used in China for energy, mining and construction, by OEM customers including 4th Petroleum and Yantai Jereh Oilfield Services Group Co., Ltd. in energy applications and Qinhuangdao Tolian Speciality Transporter Co., Ltd and Sany Group Co., Ltd and North Hauler in mining and construction applications.

In addition to China, we actively participate in several other important Asia-Pacific countries. Currently, Taiwan, Indonesia, Malaysia and Thailand are primarily importers of commercial vehicles, with limited domestic manufacturing capabilities. Australia and South Korea have a few OEMs with domestic production capabilities for which we are a supplier, including Iveco, Hyundai Motor Company and Daewoo International Corporation. The distribution of our fully-automatic transmissions throughout the broader Asia-Pacific region helps to develop end user relationships and represents an attractive growth opportunity.

The Japanese market for commercial vehicles is unique due to the country’s compact size and its transportation congestion constraints, as well as a lack of an “interstate” highway system. This generally encourages the use of smaller engines and commensurately lighter-duty commercial vehicles than those used in North America. Sales of fully-automatic transmissions for use in the domestic Japanese commercial vehicle market are expected to grow over the long-term as a result of the declining number of drivers in the active workforce who are trained to operate manual transmissions. Historically, the Japanese commercial vehicle fully-automatic transmission market has been served by local suppliers such as Aisin, who supplies its products predominantly for vehicles in the Class 4-5 equivalent and lighter weight categories, but through building our relationships with domestic Japanese vehicle OEMs, including Hino, Isuzu, Mitsubishi and Nissan, we are working to expand our commercial vehicle releases in the Japanese market. We recently secured an exclusive Mitsubishi bus chassis release for the domestic Japanese market and expect our market share in buses to grow. To date, the March 2011 Japanese earthquake and tsunami have not had a material adverse effect on our business. Opportunities for vehicles exported to Australia, Thailand and Indonesia, which are produced by Japanese OEMs, are improving with the Australia refuse, construction and distribution markets representing the most significant near-term potential.

Competition in the Asia-Pacific region includes fully-automatic transmissions from Aisin Seiki Co., Ltd., or Aisin and JATCO Ltd for lighter-duty trucks and ZF and Voith for buses. We also face competition from the captive OEM production of manual transmissions and AMTs from companies such as Mitsubishi Fuso Truck and Bus Corporation, or Mitsubishi, Hino, Isuzu and Nissan Diesel, or Nissan. Shaanxi Fast Gear Co., Ltd., or Fast Gear, has a leading market share of the manual transmissions sold for use in the Chinese truck market, while Qijiang is the leading Chinese tour-coach manual transmission supplier. Both Fast Gear and Qijiang are seeing their market shares erode as the heavy-duty commercial truck OEMs, such as Sinotruk, manufacture both engines and manual transmissions. In the off-highway market our primary competitors are Caterpillar and Danyang Winstar Auto Parts Co., Ltd., in energy applications and vertically integrated OEMs Caterpillar and Komatsu in mining applications.

India.    Currently, manual transmissions are the predominant transmissions used in commercial vehicles in India. Since 2007, we have had an established foothold in the India on-highway market, beginning with the low-floor transit bus. We have been successful in obtaining releases and generating sales in support of the desire of the Indian government to upgrade its public transportation infrastructure. Over the last few years, our presence in the bus market has grown, with Allison transmissions operating in over 15 major cities across India.

In order for us to take a more direct and proactive role in the Indian market, we opened a regional office and customization center in 2009 and a manufacturing facility in 2010. At this point, our manufacturing capabilities in India are limited to the production of certain components used in our transmissions, but we expect to have the ability to assemble finished products in India by 2012. We have also launched vehicle release programs within Indian OEMs in the truck, military and off-highway markets.

India’s commercial vehicle industry is dominated by manual transmissions. We believe our opportunity for growth is strong, especially as the various Indian vocational end markets seek to upgrade and modernize their equipment to global specifications. Competition primarily comes from the locally produced manual transmissions, as well as from ZF and Voith, which compete with us predominantly in the bus market with their fully-automatic transmissions. Allison is or is expected to be offered as an option by Indian bus and truck OEMs such as Tata, Ashok Leyland, JCBL Ltd., Asia Motor Works Limited and BEML, and we expect to continue to increase our penetration in this region.

South America.    Currently, manual transmissions are the predominant transmissions used in commercial vehicles in South America. We have a long history in South America, dating back to our initial entry into Brazil in 1975, and we continue to maintain a presence supporting OEMs such as Daimler, MAN, Navistar, Agrale S.A., Encava C.A., Scania, Iveco, Randon Veículos Ltda., Technología Avanzada en Transporte S.A. and Ford. Over the past three years, the vast majority of the net sales of our products in the region were for use in buses, while on-highway and off-highway trucks accounted for a small portion of our net sales. Off-highway vehicles and equipment represent a growth opportunity due to heavy mining activity in Chile, Brazil, Colombia and Peru. The South American region is characterized by a high level of integration, with captive manual transmission and AMT manufacturing by OEMs such as Scania and Daimler.

Military

We have a long-standing relationship with the U.S. military, dating back to 1945, when we developed our first-generation tank transmission. Today, we sell substantially all of the transmissions for medium- and heavy-tactical wheeled vehicle platforms including the Family of Medium Tactical Vehicles, Armored Security Vehicles, Heavy Expanded Mobility Tactical Trucks, Heavy Equipment Transporters, Palletized Loading Systems, M915 Series Trucks, Medium Tactical Vehicle Replacements and the Logistic Vehicle System Replacement. Additionally, we supply transmissions for the majority of MRAP Vehicles and the MRAP All Terrain Vehicle and for all three potential manufacturers of the Joint Light Tactical Vehicles, or JLTV. However, the MRAP vehicle production program is in the process of winding down. Transmissions for our wheeled vehicle platforms are typically sold to OEMs, including BAE, Daimler, General Dynamics Land Systems, Oshkosh, Navistar, Force Protection, Inc. and Textron Marine & Land Systems.

We are also the supplier on two of the three key tracked vehicle platforms, the Abrams tank and the M113 family of vehicles, which are sold directly to the U.S. military. Additionally, we sell parts kits to licensees for the production of transmissions for tracked vehicles manufactured outside North America. We have been selected as the transmission supplier for one of the prime contractors bidding for the new U.S. Army ground combat vehicle. Overall, we expect the demand for U.S. military vehicles to decrease as the funding for military vehicles declines as the Iraq and Afghanistan operations wind down. Additionally, DOD budgets and supplemental spending have allowed the military to recapitalize and reset many vehicle systems, which has reduced the average age of the fleet and the need to procure new vehicles.

Globally, we face competition for the supply of our transmissions in tracked military vehicles primarily from Renk AG, L-3 Communications Corporation and ZF. Additionally, we face limited competition from Caterpillar in certain U.S. military wheeled vehicle platforms.

Service Parts, Support, Equipment and Other (Aftermarket)

Aftermarket provides us with a relatively stable source of revenues as the installed base of vehicles utilizing our transmissions continues to grow. The need for replacement parts is driven by normal vehicle maintenance requirements and is not significantly impacted by economic cycles. Uninterrupted operation is generally critical for end users’ profitability. End users focus on getting the vehicle back in service, which in some cases results in the aftermarket purchase decision being less price-sensitive.

The sale of Allison-branded parts and fluids, remanufactured transmissions and support equipment is fundamental to our brand promise. We have assembled a worldwide network of approximately 1,500 distributor and dealer locations to sell, service and support our transmissions. As part of our brand strategy, our independent distributors and dealers are required to sell genuine Allison-branded parts. Within the aftermarket, we offer remanufactured transmissions under our ReTran brand, which provides a cost-effective alternative for transmission repairs and replacements. We also provide support equipment to our OEMs to assist in installing new Allison transmissions into vehicles, and, therefore, sales of support equipment are dependent upon sales of new transmissions.

Over the last few years, our growth in traditional aftermarket sales has been tempered by improvements in product quality and durability. While traditional aftermarket sales are expected to grow, support equipment sales fluctuate with the introduction of new transmissions. The competition for service parts and ReTran remanufactured transmissions comes from a variety of smaller-scale companies sourcing non-genuine “will-fit” parts from unauthorized manufacturers. These “will-fit” parts often do not meet our product specifications, and therefore may be of lesser quality than genuine Allison parts.

Our Product Offering

Allison transmissions are sold under the Allison Transmission brand name and remanufactured transmissions are sold under the ReTran brand name, which we believe are recognized throughout the industry for delivering the combination of quality, reliability, durability, vocational value and superior customer service. We have 12 transmission product lines with over 100 different product models. Allison transmissions are included in more than 2,500 vehicle configurations that are compatible with more than 500 combinations of engine brands, models and ratings worldwide.

On-Highway Products

Product	Applications	
1000/2000 	■ Distribution ■ Motorhome ■ Services	■ Refuse ■ School / Shuttle Bus ■ Wheeled Military ■ Speciality
3000 	■ Construction ■ Distribution ■ Fire and Emergency ■ Motorhome ■ Wheeled Military	■ Coach and Transit Bus ■ Refuse ■ Speciality ■ Services
4000 	■ Construction ■ Distribution ■ Fire and Emergency ■ Motorhome ■ Wheeled Military	■ Coach and Transit Bus ■ Refuse ■ Speciality ■ Articulated dump truck
H 40/50 EP Drive 	■ Hybrid Bus	

Off-Highway Products

Product		Applications
5000 	6000 	■ Underground mine truck ■ Rigid dump truck ■ Well service rigs
8000 	9000 	■ Rigid dump truck ■ Hydraulic fracturing equipment

In addition to our current product offerings, we have various products under development, including the H 3000 and the H 4000 hybrid-propulsion systems designed for use in medium- and heavy-duty commercial trucks and buses and the Class 8 metro truck fully-automatic transmission.

In August 2009, our success with the hybrid-propulsion systems for transit buses helped us secure a $62.8 million DOE cost-share grant award, which along with approximately $85.0 million that we expect to self-fund, will be used to develop and produce another family of hybrid-propulsion systems, including the H 3000 and the H 4000. The first of the two new products, which are hybrid variants of our current 3000 and 4000 products for use in commercial trucks, is expected to begin production in late 2012, and the second new product is expected to begin production in 2014. The objective for this family of hybrid-propulsion systems is to create an improvement in fuel efficiency of 25% to 35% for a typical vehicle, dependent upon the vocation and duty cycle. The reduction in fuel consumption, while delivering the same productive work in the same amount of time, also reduces greenhouse gas emissions and reduces other air pollutants from commercial trucks. The combustion of a lower quantity of fuel within the engine also reduces the wear on the engine and the hybrid regenerative braking captures and stores deceleration energy, thereby reducing wear on the vehicle’s service brakes, helping reduce vehicle maintenance and service costs.

The H 3000/4000 products will initially serve medium- and heavy-duty distribution vehicles, shuttle buses, refuse trucks and utility trucks. Given our 20 years of experience with hybrid vehicle technology, eight years production experience with the successful Allison hybrid-propulsion system for transit buses and decades of vocational truck expertise, we will be able to produce a hybrid-propulsion systems for the commercial truck market that we believe will provide a value proposition to end users relative to competing non-automatic hybrid transmission offerings. Demand for our hybrid-propulsion systems has historically been supported by various governmental subsidies to end users. If such subsidies were to be discontinued or if our products failed to qualify for such subsidies, sales of our hybrid-propulsion systems could be negatively impacted.

We have also developed a fully-automatic transmission for the Class 8 metro tractor market, in which we currently have a very limited presence and that accounts for approximately 30% of the Class 8 tractor market. We believe our new metro product is more fuel efficient than the incumbent manual transmissions and AMTs currently used in these vehicles, and is well suited to address end user demands in this market given the high “start and stop” frequency of the Class 8 metro tractor duty cycle.

Product Development and Engineering

We maintain an industry leading product development and engineering capability dedicated to the design, development, refinement and support of our fully-automatic transmissions and hybrid-propulsion systems. Our approximately 350 product development and engineering staff are distinguished by their depth of analytical skills and industry experience and significantly contribute to our product performance. With decades of experience, knowledge and expertise in our markets, we believe we have the skills to create, evolve and apply products to a wide variety of uses under various vocations and operating conditions. Within the product development engineering process, insights gained in one area can be leveraged across our entire portfolio.

We believe our customers expect our products to provide unparalleled performance and value defined in various ways, including delivering maximum cargo in minimum time, using the least amount of fuel possible while employing the fewest vehicles possible and experiencing maximum vehicle uptime. In response to those needs and the evolving customer focus on fuel efficiency, we provide vehicle specification guidelines, superior transmission control software and mechanical components to optimize fuel economy while delivering desired vehicle performance. Further, we are developing new technology and products to improve fuel efficiency and fuel economy by allowing engines to operate more efficiently and at lower speeds to avoid consuming fuel without compromising performance. Building on our engineering capabilities, we pioneered hybrid propulsion in commercial vehicles and are developing new hybrid variants and alternative technologies for use in our global commercial vehicle markets.

We maintain a test track on our Speedway, Indiana campus for vehicle drive, testing and calibration activities in addition to being a demonstration venue for customers. We also lease test track facilities in New Carlisle, Indiana, and Apache Junction, Arizona, and use a leased facility in Sweden as our European demonstration site. In 2010, we hosted approximately 1,000 OEM and end user representatives at these facilities. We plan to construct a test track at our location in Hungary during 2011.

Sales and Marketing Organization

Our sales and marketing effort is organized along geographic and customer lines and is comprised of marketing, sales and service professionals, supported by application engineers worldwide. In North America, selling efforts in the on-highway end market, our largest end market, are organized by distributor area responsibility, OEM sales and national accounts, for our large end users. Outside North America, we manage our sales, marketing, service and application engineering professionals through regional areas of responsibility. These regional management teams distribute OEM service and application engineering resources globally. Since 2007, we have significantly expanded our sales and marketing teams and distribution relationships in emerging markets to capitalize on growth opportunities in these regions. We manage our military products sales, marketing, service and application engineering through an Indianapolis-based group of professionals with extensive defense industry experience.

We have developed a marketing strategy to reach OEM customers as well as end users. We target our end users primarily through marketing activities by our sales staff, who directly call end users and attend local trade shows, targeting specific vocations globally and through our plant tour program, where end users may test our products on the Speedway test track. We are creating an enhanced test track experience at our new Hungary facility, to provide our global end users an opportunity to test our products.

While our marketing management uses the term “customer” interchangeably for OEMs and end users, the primary objective of our marketing strategy is to create demand for fully-automatic transmissions through:

•	OEM promotion of our products and incorporation of fully-automatic transmissions in their commercial vehicle product offerings;

•	Allison representative and/or Allison distributor contact with identified, major end users; and

•	our network of independent dealers who contact other end users.

The process is interactive, as Allison representatives, Allison distributors and OEM dealers educate customers and respond to the specific applications, requirements and needs of numerous specialty markets.

Similarly, we work with customers, dealers and OEMs to educate, improve and simplify how they specify vehicles and vehicle systems in order to optimize vehicle performance and fuel consumption. This instructional initiative is known as “Science to Sales.” Our field organization also works closely with distributors who, in turn, work with dealers to provide end users with education, parts, service and warranty support. The military marketing group follows a defined plan that identifies country, vehicle and specific OEMs and then approaches the ultimate end user through a variety of channels.

Manufacturing

Our manufacturing strategy provides for distributed capability in manufacturing and assembly of our products for the global commercial vehicle market. Our primary manufacturing facilities, located in Speedway, Indiana, consist of 3.2 million square feet of usable manufacturing space in seven plants. We also have established customization and parts distribution centers in The Netherlands, Brazil, China and India. We are further expanding our global manufacturing presence to provide access to low-cost manufacturing and a regional presence to support our emerging market growth strategy. Our facilities are designed and located globally to respond to customer orders within competitive lead times and to minimize tangible and intangible market entry costs, while taking full advantage of our global supply chain. In support of these initiatives, we recently opened a plant in Chennai, India in 2010 and a plant in Szentgotthard, Hungary in 2011. Our Chennai facility manufactures gear components for our global manufacturing operations and allows us to control the quality and durability of the gears, consistent with those produced in our U.S. facilities, at a lower cost. We expect this facility will assemble finished products by the end of 2012. Our new Hungarian facility will relocate our existing assembly and final test operations from a nearby General Motors plant, with which we have had a contract manufacturing arrangement, into a wholly-owned Allison plant. This facility will also be equipped to customize the units it produces to meet unique customer demands, a process formerly handled by our operations in The Netherlands. Our Chennai and Szentgotthard facilities will also provide us with a meaningful level of manufacturing redundancy for our high volume on-highway transmission products.

Our day-to-day manufacturing operations are sustained through the fundamentals of the Allison Transmission Global Manufacturing System, or GMS. This system supports five key principles to ensure the highest quality and reliable products for our customers: people involvement, standardization, built-in quality, short lead time, and continuous improvement. All on-highway products manufacturing plants embrace these concepts in total, while production areas of lower product volumes apply specific GMS concepts applicable to their operations. Each of these principles is supported by key elements that serve as criteria for process execution that ensure minimized waste within the production system.

Our high volume on-highway products are produced in multiple global locations while off-highway, hybrid-propulsion and military tracked products are produced in Indianapolis. The type of facility employed in a given area depends on regional product demand and delivery time requirements. Assemble-to-order is achieved through lean manufacturing processes with short lead times intended to respond to customer line sets in less than 10 days. GMS supports product-focused factories, which include lean-configured manufacturing cells and efficiently designed assembly lines that align with a specific product. We believe a comprehensive quality system and a regimented system structured around Kanban fundamentals are the foundation for the system’s dependability. Each factory is structured with its own dedicated leadership team. We have extensive in-house machining capabilities, significant technical expertise and advanced processes for component manufacturing and total product assembly. Manufacturing operations consist of the vast majority of machining processes utilized in the conversion of cast iron, steel and aluminum products into transmission components, as well as the heat treating facilities that exist in four of our plants.

Approximately 90% of the part numbers that make up our transmissions are purchased from outside suppliers. Based on thorough on-going analyses of our own manufacturing competencies in the context of supply base capabilities, the proportion of purchased parts has increased in our most recent product designs. This has enabled our valuable operations resources to be focused on the most complex, competitively differentiating, value-adding machining and assembly process elements at optimally efficient levels of capital expenditure.

Quality and Reliability

We maintain a dedicated staff of approximately 35 full-time employees reporting to the Vice President of Quality and Reliability focused on driving quality improvements in support of Allison’s products and business processes in the fulfillment of the Allison Brand Promise to deliver an unrivaled combination of quality, reliability, durability, vocational value and superior customer service. In addition to the dedicated staff there are approximately 25 salaried and 50 hourly employees dedicated to our quality system execution and reporting throughout the global Allison organization.

Suppliers and Raw Materials

During 2010, we purchased over $695.6 million of direct materials and components from outside suppliers. The largest elements of our direct spending are aluminum and steel castings and forgings that are formed by our suppliers into our larger transmission components and assemblies for use in our transmissions. However, our spending on aluminum and steel raw materials directly and indirectly through our purchase of these components constituted less than 10% of our direct material and component costs in 2010. The balance of our direct and indirect materials and components costs are primarily composed of value-added services and conversion costs. Over 80% of our supply contracts are for terms of greater than one year. Such contracts, along with an intensive supplier selection and performance monitoring process, have enabled us to establish and maintain close relationships with suppliers and have contributed to our overall operating efficiency and industry-leading quality.

Information Technology

We recognize the importance of Information Technology, or IT, in the operation of our business. We utilize several industry standard IT solutions, including a centralized SAP Enterprise Resource Planning system that supports our global business operations in an integrated fashion. In addition, we have developed many custom applications designed to address our specific business needs. These applications are supported by a strong IT infrastructure that operates in four primary data centers (internal and external), to facilitate availability of substantially all mission-critical IT components. Our IT systems and infrastructure have recently undergone a significant expansion to enable stand alone business operations following the separation from General Motors and to support global growth and new product development.

Our Information Systems & Services, or IS&S, organization is responsible for our enterprise-wide IT environment. Our IT operations and services are based largely on a multi-vendor outsourced model with IT services contracts with several “tier-one” and specialized service providers. Our IS&S organization employs processes and methodologies including metrics and status reports to evaluate IT supplier performance against contractual service-level agreements.

Intellectual Property

In conjunction with the sale of Allison by General Motors, we acquired an irrevocable, royalty-free, worldwide license of a large number of U.S. and foreign patents and patent applications, as well as certain unpatented technology and know-how, to manufacture, use and sell fully-automatic transmissions and certain hybrid-propulsion systems for use in vocational and military vehicles and off-highway products. Such licenses are subject to certain limitations. See “Risk Factors” for a complete discussion of these risks and limitations. In addition, we acquired from General Motors an irrevocable, royalty-free, worldwide license under computer software programs that we use to run our business, including product design. Allison also acquired ownership of trademarks and copyrights relating to our business, subject in some cases to a non-exclusive license back to General Motors for use in connection with its existing six-speed A1000 transmission products, but only up to the termination of production of the A1000 transmission product by General Motors.

Our products are highly engineered, requiring advanced manufacturing processes and complex software algorithms for our transmission controls to maximize end user performance. We have developed over 100 different product models that are used in more than 2,500 different vehicle configurations. Our transmissions are compatible with more than 500 combinations of engine brands, models and ratings (including diesel, gasoline, compressed natural gas and other alternative fuels). In 2010, over 10,000 unique Allison developed calibrations were used with our transmission control modules. We believe our scale, experience and culture of innovation reinforce our leading market position and provide us with a competitive advantage.

Seasonality

Overall, the demand for our products is relatively consistent over the year. However, in typical market conditions, the North American truck market experiences a higher level of production in the first half of the year due to fewer holidays and the practice of plant shutdowns in July and December. However, this pattern has not always held in recent business cycles, particularly during and following an economic downturn. Working capital levels do not fluctuate significantly in the normal course for our business.

Employees

As of June 30, 2011, we had approximately 2,800 employees, with more than 90% of those employees in the U.S. Approximately 60% of our U.S. employees are represented by the UAW and are subject to a collective bargaining agreement. At the time of Allison’s divestiture from General Motors, we agreed to assume from General Motors the existing national and local collective bargaining agreements with the UAW. Subsequently, we negotiated a new agreement that expires in November 2012. This agreement included a multi-tier wage and benefits structure and created a profit-sharing incentive compensation plan for the UAW-represented hourly employees tied to identical performance metrics as those used for the management team and salaried employees. As 60% of our represented employees are currently retirement eligible, we anticipate a significant shift toward increasing the number of second tier employees over the coming years. In addition, our UAW-represented hourly employees have received an incentive compensation plan payout for every plan year since such program was established in 2008. There have been no strikes or work stoppages due to Allison-specific issues in over 30 years.

During the fourth quarter of 2008 and the first quarter of 2009, we began implementing expense reduction programs in an effort to better align our cost structure with decreased net sales driven by global economic conditions. The restructuring charges related to these initiatives included retirement incentive and reduction in force programs that resulted in the elimination of approximately 450 hourly and 150 salaried positions. The impact of the programs resulted in restructuring charges of approximately $47.9 million and $15.7 million recorded in the Consolidated Statements of Operations for the years ended December 31, 2009 and 2008, respectively.

In 2010, we increased the size of our overall hourly and salaried workforce to respond to improved global economic conditions.

Environmental

We are subject to a variety of Federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes, and the cleanup of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution. These permits are subject to modification, renewal and revocation by issuing authorities. We believe we are in substantial compliance with all applicable material laws and regulations in the U.S. Historically, our costs of achieving and maintaining compliance with environmental, health and safety requirements have not been material to our results.

In addition, increasing efforts globally to control emissions of carbon dioxide, methane and other greenhouse gases have the potential to impact our facilities, costs, products and customers. Pursuant to the Clean Air Act, or CAA, the EPA has recently taken action to control greenhouse gases from certain stationary and mobile sources. These actions include issuance of a greenhouse gas reporting rule applicable to specified stationary sources, as well as a rule requiring limits on greenhouse gas emissions for certain sources under the

CAA New Source Review of Significant Deterioration and Title V Operating Permit programs. The U.S. Congress is also considering proposals to limit greenhouse gas emissions, and several states have taken steps, such as adoption of cap and trade programs or other regulatory systems, to address greenhouse gases. At the same time, opponents of greenhouse gas regulation have initiated litigation, as well as introduced legislation in Congress, to delay, limit or eliminate the EPA’s, and possibly states’, actions to regulate greenhouse gases. There have also been international efforts seeking legally binding reductions in emissions of greenhouse gases. These developments and further actions that may be taken in the U.S. and in other countries, states or provinces could affect our operations both positively and negatively (e.g., by affecting the demand for or suitability of some of our products). As described above, we believe increased regulation of greenhouse gases will increase demand for green technologies, including our hybrid technologies.

Also, under the Asset Purchase Agreement, General Motors agreed to indemnify us against certain environmental liabilities, including pre-acquisition offsite waste disposal from our facilities, former facilities associated with our business and any properties or facilities relating to our business that General Motors retained. General Motors also continues to perform remedial activities at our Speedway, Indiana manufacturing facilities relating to historical soil and groundwater contamination at the facilities. General Motors is performing such activities pursuant to a voluntary Corrective Action Agreement with EPA and pursuant to the Asset Purchase Agreement retained responsibility for completing all remediation activities covered by the Corrective Action Agreement. Except to the extent specifically retained by General Motors, we would be responsible for environmental liabilities that may arise at any of our properties, including with respect to contamination that may have occurred at our properties prior to the Acquisition Transaction. Additionally, there can be no assurances that General Motors will comply with its indemnity obligations or with its remedial obligations at the Speedway, Indiana facility, or that future environmental remediation obligations will not have a material adverse impact on our results.

We also may be subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act and similar state or foreign laws for contaminated properties that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. Such liability may be joint and several so that we may be liable for more than our share of contamination, and any such liability may be determined without regard to causation or knowledge of contamination. We or our predecessors have been named potentially responsible parties at contaminated sites from time to time. We do not anticipate our liabilities relating to contaminated sites will be material to our results.

Competition

We compete on the basis of product performance, quality, price, distribution capability and service in addition to other factors. We face competition from numerous manufacturers of manual transmissions, AMTs and fully-automatic transmissions for commercial vehicles. We also face competition from manufacturers in our international operations and from international manufacturers entering our domestic market. Furthermore, some of our customers are OEMs that manufacture transmissions for their own products. Despite their transmission manufacturing abilities, our existing OEM customers have chosen to purchase certain transmissions from us due to the quality, reliability and strong brand of our transmissions and in order to limit fixed costs, minimize production risks and maintain company focus on commercial vehicle design, production and marketing.

Properties

Our world headquarters, which we own, is located at 4700 West 10th Street, Indianapolis, Indiana 46222. As of December 31, 2010, we have a total of 17 manufacturing and certain other facilities in six countries. The following table sets forth certain information regarding these facilities.

Plant	Location	Approximate Size (ft2)	Owned / Leased		Description
Plant #3	Speedway	927,000	Own		Engineering, Operational Support
Plant #4	Speedway	425,900	Own		Manufacturing
Plant #6	Speedway	431,500	Own		Manufacturing
Plant #7	Speedway	391,700	Own		Operational Support
Plant #12	Indianapolis	534,900	Own		Manufacturing
Plant #14	Indianapolis	481,100	Own		Manufacturing
Plant #15	Indianapolis	126,400	Lease		Manufacturing
Plant #17	Indianapolis	389,000	Own		Parts Distribution Center
Plant #20 Tech. Center	Indianapolis	59,000	Own		Engineering & Testing
Plant #21 Tech. Center	Indianapolis	10,000	Own		Engineering & Testing
Szentgotthard	Hungary	57,900	Own	(1)	Manufacturing
Sliedrecht	The Netherlands	53,800	Lease		Customization & Distribution
Shanghai	China	70,000	Lease		Customization & Distribution
Santo Amaro	Brazil	31,400	Own		Customization & Distribution
Chennai	India	258,500	Own	(2)	Manufacturing
Chennai	India	9,500	Lease		Customization Center
Chennai	India	3,000	Lease		Parts Distribution Center

(1)	In the fourth quarter of 2010, we entered into a new manufacturing services agreement with General Motors, which requires that we provide a facility for production of our transmissions while General Motors provides resources to manufacture these transmissions. The new facility was completed in May 2011 and production and shipping commenced in June 2011.

(2)	The manufacturing facility in Chennai, India was completed in 2010.

We believe all our facilities are suitable for their intended purpose, are being efficiently utilized and provide adequate capacity to meet demand for the next several years. The table above does not include sales offices located in various countries.

Litigation

During the second quarter of 2009, we identified certain differences between benefits promised under certain benefit plans and the administration of those plans. We have amended our plan documents to correct these differences and have filed a request with the Internal Revenue Service, or the IRS, to enter into a closing agreement to correct the differences retroactively to the original adoption of our benefit plans. During the quarter ended June 30, 2011, we reached an agreement with the IRS to resolve the difference between benefits promised and the administration of those plans. As a result of the agreement, we reduced our reserve related to the potential additional benefits, penalties and fines from $2.5 million to $0.5 million.

We are subject to various other contingencies, including routine legal proceedings and claims arising out of the normal course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The outcome of these lawsuits, legal proceedings and claims cannot be predicted with certainty. Nevertheless, we believe the outcome of any of these currently existing proceedings, even if determined adversely, would not have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Management

The following table provides information regarding the executive officers and Board of Directors of Allison Holdings:

Name	Age	Position
Lawrence E. Dewey	54	Chairman, President and Chief Executive Officer

David S. Graziosi	45	Executive Vice President, Chief Financial Officer and Treasurer

Mark A. Anspach	53	Vice President, Global Procurement and Supplier Quality

Sharon L. Dean	56	Vice President, Quality and Reliability

Edward L. Dyer	61	Vice President, Military Programs

Michael G. Headly	60	Vice President, Non-NAFTA Marketing, Sales, and Service

Randall R. Kirk	55	Vice President, Product Engineering

Ryan A. Milburn	39	Vice President and Chief Information Officer

David L. Parish	60	Vice President, Operations

Robert M. Price	53	Vice President, Human Resources

Eric C. Scroggins	40	Vice President, General Counsel and Secretary

Laurie B. Tuttle	57	Vice President, Hybrid Programs

James L. Wanaselja	59	Vice President, NAFTA Marketing, Sales, and Service

Brian A. Bernasek	39	Director

Kosty Gilis	38	Director

Gregory S. Ledford	54	Director

Seth M. Mersky	52	Director

Thomas W. Rabaut	63	Director

Francis Raborn	68	Director

Richard V. Reynolds	62	Director

Lawrence Dewey

Mr. Dewey joined Allison in February 1989. Mr. Dewey currently serves as the Chairman, President and Chief Executive Officer of Allison and has served in that capacity since the sale of Allison to Carlyle and Onex in August 2007. Prior to the sale, Mr. Dewey served in various capacities at Allison, including as President of Allison, a role he assumed in 2000; worldwide Director of Marketing, Sales and Service, Managing Director of Allison Transmission Europe, B.V., based in The Netherlands; Central Region (U.S.) Sales Manager; Marketing Manager; Manager of Aftermarket Products; and Production Manager. From 2003 until 2007, concurrent with his role as President of Allison, he took on the responsibilities of Group Director of Marketing, Sales, Brand Management and Customer Support for General Motors Powertrain group. Before joining Allison, Mr. Dewey held several positions of increasing responsibility in General Motors’ Diesel Equipment Division and Rochester Products Division. He began his career in 1974 as a General Motors co-op student at General Motors Institute (now Kettering University).

The Board of Directors has concluded that Mr. Dewey should serve as a director because in addition to his demonstrated leadership skills as Chief Executive Officer and President of Allison, he brings to our Board of

Directors experience and institutional knowledge about Allison from his 22 years of experience with our company and valuable insights on the commercial vehicle industry as a result of his 37 years of experience in the industry. Mr. Dewey is a director nominee designated by Carlyle, one of our Sponsors, pursuant to the terms of the Stockholders Agreement described under “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement.”

David Graziosi

Mr. Graziosi joined Allison in November 2007 as Executive Vice President, Chief Financial Officer and Treasurer and has served in that capacity since then. Before joining Allison, between 2006 and 2007, Mr. Graziosi served as Executive Vice President and Chief Financial Officer of Covalence Specialty Materials Corporation. Prior to joining Covalence Specialty Materials Corporation, Mr. Graziosi held various positions in the industry, including as Vice President of Finance Precursors and Epoxy Resins at Hexion Specialty Chemicals, Inc. from 2005 to 2006 and Executive Vice President and Chief Financial Officer at Resolution Performance Products LLC from 2004 to 2005. Prior to that, he served as Vice President and Chief Financial Officer of General Chemical Industrial Products Inc., as Finance Director of GenTek Inc., and as Internal Audit Director and Assistant Corporate Controller at Sun Chemical Group B.V. While Mr. Graziosi served as an executive officer of General Chemical Industrial Products Inc., the company filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in December 2003 and emerged from bankruptcy proceedings in March 2004. Mr. Graziosi is also a Certified Public Accountant and a Certified Information Systems Auditor (non-practicing).

Mark Anspach

Mr. Anspach joined Allison as Vice President, Global Procurement and Supplier Quality in October 2008 and has served in that position since then. Before joining Allison, from 2005 to 2008, Mr. Anspach served as Director of Supply Chain at Raytheon Space and Airborne Systems, where his responsibilities included managing supply chain/procurement functions in the defense, telecommunications and semiconductor industries. Prior to that, he began his career with Lockheed Missiles & Space Company as a configuration engineer on ground based communications systems, joining in 1987. Mr. Anspach currently holds the rank of Colonel in the U.S. Army Reserve and serves as the Chief of Staff for the Deployment Support Command.

Sharon Dean

Ms. Dean joined Allison in June 1975. She currently serves as Vice President, Quality and Reliability, which includes responsibility for Allison Remanufacturing, and has held that position since 2007. Prior to that, from 1998 until 2007, Ms. Dean served as Director, Quality and Reliability, and from 1975 until 1998, she held various key positions in Sales/Service and Operations, including Director, Customer Support; Manager, Eastern Region (U.S.); Manager, Quality and Reliability and Manager, Product Service. Before joining Allison, Ms. Dean worked in the General Motors Assembly Division, beginning in 1973, when she joined General Motors as a General Motors Institute (now Kettering University) student, assuming full-time responsibilities after graduating in 1978.

Edward Dyer

Mr. Dyer joined Allison as Vice President, Military Programs in March 2010 and has served in that position since then. Before joining Allison, from 2001 until 2010, Mr. Dyer served as the Director of Technology at Lockheed Martin Corporation, where he managed the start up and implementation of a global defense research and engineering network, enabling real time technical collaboration and later managed a corporate Internal Research and Development program in advanced concepts. Prior to that, Mr. Dyer served on active duty in the U.S. Army for 29 years, during which time, he commanded tank and infantry units at every level from platoon to Division, including command of a tank battalion during the first Gulf War. In addition, he served on several senior staffs, including the U.S. Army Staff and Joint Chiefs of Staff where he was in charge of crisis planning and ran the National Military Command Center.

Michael Headly

Mr. Headly joined Allison in November 1988. He currently serves as Vice President, Non-NAFTA Marketing, Sales and Service, a position he has held since 2007. Prior to that, from 2003 until 2007, Mr. Headly was responsible for General Motors Powertrain’s non-allied sales/application engineering and powertrain marketing and from 2000 until 2003, he was responsible for our military programs as well as the Business Planning activity in 2003. From 1997 until 2000, Mr. Headly served as Managing Director, Allison Transmission Europe, where he assumed a broader role in management of our international business, assuming responsibility for the Asia Pacific region in 1998 and the South American region in 1999. Before that, from 1988 until 1997, Mr. Headly held a wide variety of military and commercial positions focused both on NAFTA and Non-NAFTA markets. Prior to joining Allison, Mr. Headly worked in General Motors’ Military Vehicle Operation in Detroit as the Manager of New Business Development.

Randall Kirk

Mr. Kirk joined Allison in May 1976. He currently serves as Vice President, Product Engineering, a position he has held since 2009. Prior to that, from 2007 until 2009, Mr. Kirk served as Executive Director of the Transition Program Manager Office, leading a cross-functional team with responsibilities for the separation from General Motors, and from 2001 until 2007, he served as Director of Customer Support in Marketing Sales and Service. From 1997 until 2001, Mr. Kirk assumed the responsibilities of Product Team Leader for several product lines. Prior to that, he served in a number of roles with increasing responsibility in the Operations and Quality organizations, including Supervisor, General Supervisor, Production Superintendent, Quality/Reliability Manager, a dual role as Manager of Manufacturing Engineering and Quality and Divisional Program Manager.

Ryan Milburn

Mr. Milburn joined Allison in June 1990. He currently serves as Vice President and Chief Information Officer, a position that he has held since 2007 and where he is responsible for all aspects of Allison’s Information Technology Systems, infrastructure and services. Prior to that from 2003 to 2007, Mr. Milburn served as Chief Information Officer, and from 2002 to 2003, he held the positions of Manager of Engineering & Product Development Systems. Prior to that, he served as Manager of Information & Control Systems and was part of the leadership team responsible for the launch and operations of the green-field General Motors (formerly Allison) manufacturing facility in Baltimore, Maryland. Before joining the Information Technology organization, he performed various manufacturing automation and machine controls engineering roles of increasing responsibility in the manufacturing organization.

David Parish

Mr. Parish began his career with Allison in August 1977. He currently serves as Vice President, Operations, a position that he has held since 2007 and where he is responsible for global plant operations, service parts operations, supply chain facilities, environmental, and manufacturing engineering. In his current position, Mr. Parish has facilitated the growth of Allison’s global footprint through the construction of new facilities in India and Hungary. From 2006 to 2007, Mr. Parish served as Assistant General Director of Operations and General Director of Operations, and from 1997 to 2006, he was responsible for directing the Manufacturing Engineering and Manufacturing Services organization. Prior to that, Mr. Parish held various positions at Allison, including as Director, Manufacturing Engineering and Plant Manager for the heavy-duty commercial and military products. Prior to that, he held multiple positions in manufacturing at Allison, including industrial engineering, manufacturing engineering, production management, quality, and reliability.

Robert Price

Mr. Price joined Allison in May 2000. He currently serves as Vice President, Human Resources, a position he has held since 2007. From 2004 to 2007, Mr. Price served as Personnel Director, and from 2000 until 2004, he served as Director, Labor Relations. Before joining Allison, from 1997 to 2000, Mr. Price served as Director, Contract Administration for General Motors of Canada, and from 1993 to 1997, he served as Divisional Labor Relations Administrator at the General Motors Canadian headquarters. From 1988 until 1993, Mr. Price held the position of Supervisor, Labor Relations in the HR group at General Motors, and from 1985 to 1988, he served as Labor Relations Representative in the same group. Before working in the HR group, Mr. Price worked at General Motors as a Production Supervisor, and from 1978 until 1982, Mr. Price held a variety of positions in the HR function, including employment, security, health and safety and workers compensation at the General Motors Windsor Transmission Plant.

Eric Scroggins

Mr. Scroggins joined Allison as Vice President, General Counsel and Secretary in December 2007 and has served in that position since then. He is responsible for advising the Board and leadership team on legal and business matters, managing our legal affairs and overseeing our Office of Export Compliance and Government & Community Relations. Prior to joining Allison, Mr. Scroggins served as General Counsel for Product Action International, LLC from 2006 until 2007, and was an attorney with the law firm of Ice Miller LLP from 2001 to 2006. Prior to joining Ice Miller LLP, Mr. Scroggins worked for the State of Indiana, serving in various roles with the Indiana State Personnel Department, including as Deputy Director of the Indiana State Personnel Department.

Laurie Tuttle

Ms. Tuttle joined Allison in January 1986. She currently serves as Vice President, Hybrid Programs, a position she has held since 2009. Prior to her current position, Ms. Tuttle served as Vice President, Product Engineering beginning in 2007, and from 2003 until 2007, she held the position of Engineering Director. Prior to that, Ms. Tuttle held a variety of management and executive positions of increasing responsibility in engineering, program management and product assurance engineering, including Program Director Light Commercial Transmission. Prior to joining Allison, she held positions in General Motors’ Detroit Diesel Allison Division from 1978 until 1986, including as a diesel engine test engineer, a design engineer and a Product Engineering Design Group Supervisor.

James Wanaselja

Mr. Wanaselja joined Allison in April 1995. He currently serves as Vice President, NAFTA Marketing, Sales and Service, a position he has held since 2007. Prior to that, from November 2000 until 2007, Mr. Wanaselja served as Director, NAFTA Marketing, Sales and Service and Global Business Systems, and from May 2000 until November 2000, he served as Director, NAFTA Sales. From 1998 until May 2000, Mr. Wanaselja assumed responsibility for our marketing and OEM sales, and from 1995 until 1998, he served as Manager, National Accounts. Prior to joining Allison, Mr. Wanaselja worked for Voith Transmission, Inc., where he held numerous positions, including Vice President, Product Manager On-Highway Transmissions and General Manager for the North American Voith On-Highway Products Division from 1982 through 1995. Prior to joining Voith Transmission, Inc., Mr. Wanaselja began his career with General Electric in 1974, completing the General Electric Technical Marketing Program and holding various positions there.

Brian Bernasek

Mr. Bernasek has served as a director of Allison Holdings since August 2007. He is currently a Managing Director of Carlyle, where he focuses on investment opportunities in the industrial and transportation sectors. Prior to joining Carlyle in 2000, he held positions with Investcorp International, a private equity firm, and Morgan Stanley & Co., in its Investment Banking Division. Mr. Bernasek currently serves on the Board of Directors of Hertz Global Holdings, Inc.

The Board of Directors has concluded that Mr. Bernasek should serve as a director because in addition to his demonstrated leadership skills as a Managing Director of Carlyle and his extensive experience in investment banking and private equity, he brings to our Board of Directors knowledge of complex financial and investment issues and valuable insights on the commercial vehicle industry as a result of his current and past service on boards of industrial and transportation related companies. Mr. Bernasek is a director nominee designated by Carlyle, one of our Sponsors, pursuant to the terms of the Stockholders Agreement described under “Certain Relationships and Related Party Transactions — Amended and Restated Stockholders Agreement.”

Kosty Gilis

Mr. Gilis has served as a director of Allison Holdings since August 2007. He currently serves as a Managing Director of Onex, where he focuses on investment opportunities in the industrial products and business services sectors. Prior to joining Onex in 2004, he was a Vice President at Willis Stein & Partners, a Chicago-based private equity firm, and before that, Mr. Gilis served as a management consultant at Bain & Company in their Toronto, Canada and Johannesburg, South Africa offices. Mr. Gilis currently serves on the Board of Directors of Gates Corporation and Tomkins Building Products Inc.

The Board of Directors has concluded that Mr. Gilis should serve as a director because in addition to his demonstrated leadership as a Managing Director of Onex and his extensive experience in private equity, he brings to our Board of Directors knowledge of complex financial and investment issues as well as insights on the commercial vehicle industry. As a result of serving on the Boards of Directors of Gates Corporation and Tomkins Building Products Inc., Mr. Gilis brings to our Board of Directors valuable knowledge of finance, corporate governance, and operations of other companies. Mr. Gilis is a director nominee designated by Onex, one of our Sponsors, pursuant to the terms of the Stockholders Agreement described under “Certain Relationships and Related Party Transactions — Amended and Restated Stockholders Agreement.”

Gregory Ledford

Mr. Ledford has served as a director of Allison Holdings since August 2007. He currently serves as a Managing Director of Carlyle and as head of the firm’s Industrial and Transportation practice. Since joining Carlyle in 1988, Mr. Ledford has held various positions, including serving as Chairman and Chief Executive Officer of The Reilly Corp., a former Carlyle portfolio company, from 1991 to 1997. While at Carlyle, Mr. Ledford served on the Board of Directors of Air Cargo Inc., which filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in December 2004. Prior to joining Carlyle, Mr. Ledford was Director of Capital Leasing for MCI Communications. He currently serves on the Board of Directors of Hertz Global Holdings, Inc.

The Board of Directors has concluded that Mr. Ledford should serve as a director because in addition to his demonstrated leadership and consensus building skills as Managing Director of Carlyle and his service as a director on a number of commercial vehicle industry boards, his years of experience in industrial-related positions provides our Board of Directors with valuable insights and a unique perspective on industrial and transportation related issues. Mr. Ledford is a director nominee designated by Carlyle, one of our Sponsors, pursuant to the terms of the Stockholders Agreement described under “Certain Relationships and Related Party Transactions — Amended and Restated Stockholders Agreement.”

Seth Mersky

Mr. Mersky has served as a director of Allison Holdings since August 2007. He currently serves as a Managing Director of Onex where he has worked since 1997, focusing on investment opportunities across the industrial sector. Prior to joining Onex in 1997, he served as Senior Vice President, Corporate Banking with The Bank of Nova Scotia for 13 years, and before that, Mr. Mersky worked for Exxon Corporation as a Tax Accountant. Mr. Mersky currently serves on the Board of Directors of Gates Corporation, SITEL Worldwide Corporation and Hawker Beechcraft Acquisition Company, LLC. He previously served on the Board of Directors of Spirit AeroSystems, Inc.

The Board of Directors has concluded that Mr. Mersky should serve as a director because in addition to his demonstrated leadership as a Managing Director of Onex, he has gained significant experience related to private and public company matters. As a result of his current and past board experience, Mr. Mersky brings to our

Board of Directors valuable knowledge of finance, corporate governance, compensation programs and operations of other companies. Mr. Mersky is a director nominee designated by Onex, one of our Sponsors, pursuant to the terms of the Stockholders Agreement described under “Certain Relationships and Related Party Transactions — Amended and Restated Stockholders Agreement.”

Thomas Rabaut

Mr. Rabaut has served as a director of Allison Holdings since August 2007. He currently serves as a Senior Advisor to the Aerospace, Defense and Business/Government Services Group of Carlyle and has held that position since 2007. Prior to joining Carlyle in 2007, Mr. Rabaut served as President of the Land & Armaments Operating Group of BAE, a global leader in the design, development and production of military systems from 2005 to 2007, and as President and Chief Executive Officer of United Defense Industries, Inc., a former Carlyle portfolio company that was acquired by BAE in 2005, from 1994 to 2005. Prior to his tenure at United Defense Industries, Inc., Mr. Rabaut served 17 years in various roles at FMC Corporation where he ultimately became Vice President and General Manager of the Defense Systems Group. He also served five years in the U.S. Army. He currently serves on the Board of Directors of CYTEC Industries Inc., and the KAMAN Corporation.

The Board of Directors has concluded that Mr. Rabaut should serve as a director because in addition to his extensive senior executive leadership experience in the defense industry and his current role as senior advisor with Carlyle, he brings to our Board of Directors his knowledge and insight into providing products and services to the U.S. government. Mr. Rabaut’s professional and board experience provides our Board of Directors with additional perspectives about the defense markets, international markets, commercial acquisitions as well as market and sales trends. Mr. Rabaut is a director nominee designated by Carlyle, one of our Sponsors, pursuant to the terms of the Stockholders Agreement described under “Certain Relationships and Related Party Transactions — Amended and Restated Stockholders Agreement.”

Francis Raborn

Mr. Raborn has served as a director of Allison Holdings since August 2007. Until his retirement in 2005, Mr. Raborn served as Vice President and Chief Financial Officer of United Defense Industries, Inc. from its formation in 1994, and as a director since 1997. Mr. Raborn joined FMC Corporation, the predecessor of United Defense Industries, Inc., in 1977 and held a variety of financial and accounting positions, including Controller of the Defense Systems Group from 1985 to 1993, and Controller of the Special Products Group from 1979 to 1985. Prior to his tenure at FMC Corporation, Mr. Raborn worked for Chemetron Corporation and Ford Motor Company. Mr. Raborn currently serves on the Board of Directors of Spirit AeroSystems, Inc.

The Board of Directors has concluded that Mr. Raborn should serve as a director because, as a result of his senior financial and accounting positions at FMC Corporation and United Defense Industries, Inc. and his position as the Chairman of Spirit AeroSystems, Inc.’s audit committee, he brings with him significant experience in finance, accounting, defense, production and manufacturing. Mr. Raborn also brings to our Board of Directors valuable knowledge of finance, corporate governance, compensation programs, and operations of other companies gained from his previous service on the Board of Directors of other public and private companies. Mr. Raborn is an independent director appointed pursuant to the terms of our Security Control Agreement.

Richard Reynolds

Lieutenant General (retired) Reynolds has served as a director of Allison Holdings since November 2010. He is currently the owner of The VanFleet Group LLC, an aerospace consulting company and has served in that capacity since 2005. General Reynolds also served as Senior Manager/Senior Business Advisor of Bearing Point, Inc., an international management and technology consulting firm, from 2005 to 2008. He retired from the U.S. Air Force in 2005, after 34 years of active duty, where he served as a combat ready pilot, experimental test pilot, and program manager. While on active duty, General Reynolds commanded the Aeronautical Systems Center at Wright-Patterson Air Force Base, Ohio and the Air Force Flight Test Center at Edwards Air Force Base, California. He also served as Program Executive Officer, Airlift and Trainers in the Pentagon, and was Program Director for the B-2 Spirit. He currently serves on the Board of Directors of Air Force Museum Foundation, Inc., Apogee Enterprises, Inc. (Audit Committee), Barco Federal Systems, LLC and GE Rolls-Royce Fighter Engine Team.

The Board of Directors has concluded that Mr. Reynolds should serve as a director because, as a result of his service in senior leadership positions in the U.S. Air Force, which has provided valuable business, leadership and management experience, he brings with him expertise in government contracting and procurement; science and technology; major weapon system research, development and acquisition; system test and evaluation; business and operations risk assessment and mitigation; supply chain and logistics management; information technology and leadership development. Mr. Reynolds also brings to our Board of Directors valuable knowledge of finance, corporate governance, compensation programs, and operations of other companies gained from his previous service on the Board of Directors of other public and private companies. General Reynolds is an independent director appointed pursuant to the terms of our Security Control Agreement.

Controlled Company

For purposes of the NYSE rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that Carlyle and Onex will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of our Board of Directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the NYSE rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a Nominating/Corporate Governance Committee composed entirely of independent directors, (iii) a Compensation Committee composed entirely of independent directors or (iv) an annual performance evaluation of the Nominating/Corporate Governance and Compensation Committees. Therefore, following this offering if we are able to rely on the “controlled company” exemption, we will not have a majority of independent directors, our Nominating and Corporate Governance and Compensation Committees will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations; accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable NYSE rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on the NYSE, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Board Composition

The Board of Directors of Allison Holdings currently consists of eight members. Lawrence E. Dewey, our Chief Executive Officer, is Chairman of the Board of Allison Holdings. Pursuant to our Stockholders Agreement, Carlyle has the right to appoint four members of the Board of Directors of Allison Holdings and Onex has the right to appoint two members of the Board of Directors of Allison Holdings. The Board of Directors (with the approval of the DOD) has the right to nominate two independent members of the Board of Directors of Allison Holdings. The exact number of members on our Board may be modified from time to time exclusively by resolution of our Board, subject to the terms of our Stockholders Agreement. Our Board will be divided into three classes whose members will serve three-year terms expiring in successive years.

Board Committees

Our Board directs the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the Board of Directors and four standing committees: the Audit Committee, the Executive Committee, the Compensation Committee and the Government Security Committee. Effective upon completion of this offering, our Board will dissolve the Executive Committee and form a Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consist of Messrs. Dewey, Ledford and Mersky. Upon completion of this offering, the Audit Committee will consist of Messrs. Raborn (chair), Reynolds, Gilis and Bernasek. The Board has determined that Mr. Raborn is the Audit Committee financial expert and that Messrs. Raborn and Reynolds are independent, determined using the NYSE standard, for purposes of the Audit Committee. The Executive Committee consists of Messrs. Dewey, Ledford and Mersky. The Compensation Committee consists of Messrs. Bernasek (chair) and Gilis. The Government Security Committee consists of Messrs. Dewey, Raborn and Reynolds (chair). In addition, from time to time, other committees may be established under the direction of the Board when necessary to address specific issues.

Compensation Committee Interlocks and Insider Participation

During fiscal 2010, our compensation committee consisted of Messrs. Bernasek and Gilis. Neither of the members of our compensation committee is currently one of our officers or employees. During fiscal 2010, none of our executive officers served as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee.

Code of Ethics

We have adopted a code of ethics that applies to our executive officers. A copy of the code of ethics will be available on our website and will also be provided to any person without charge. Request should be made in writing to General Counsel at Allison Transmission, Inc., 4700 West 10th Street, Indianapolis, Indiana 46222.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis provides an overview and analysis of (i) the elements of Company’s compensation program for our named executive officers identified below, (ii) the material compensation decisions made under that program and reflected in the executive compensation tables that follow this Compensation Discussion and Analysis and (iii) the material factors considered in making those decisions. We intend to provide our named executive officers with compensation that is significantly performance based. Our executive compensation program is designed to align executive pay with the performance of the Company on both short and long-term bases, link executive pay to specific, measurable results intended to create value for stockholders and utilize compensation as a tool to assist the Company in attracting and retaining the high-caliber executives that the Company believes are critical to its long-term success.

Compensation for our executive officers consists primarily of the elements, and their corresponding objectives, identified in the following table.

Compensation Element	Primary Objective
Base Salary	To recognize performance of job responsibilities and to attract and retain individuals with superior talent.

iComp (annual performance-based compensation)	To promote the Company’s near-term performance objectives across the entire workforce and reward individual contributions to the achievement of those objectives.

Discretionary long-term equity incentive awards	To emphasize the Company’s long-term performance objectives, encourage the maximization of stockholder value and retain key executives by providing an opportunity to participate in the ownership of the Company.

Severance and change in control benefits	To encourage the continued attention and dedication of key individuals and to focus the attention of key individuals when considering strategic alternatives.

Retirement savings (401(k)) and pension plans	To provide an opportunity for tax-efficient savings and long-term financial security.

Other elements of compensation and perquisites	To attract and retain talented executives in a cost-efficient manner by providing benefits with high perceived values at relatively low cost to the Company.

To serve the foregoing objectives, our overall compensation program is generally designed to be adaptive rather than purely formulaic. The compensation committee of our Board of Directors, or the Compensation Committee, has primary authority to determine and approve compensation decisions with respect to our executive officers. In alignment with the objectives set forth above, the Compensation Committee determines overall compensation, and its allocation among the elements described above, in reliance upon the judgment and general industry knowledge of its members obtained through years of service with comparably sized companies in our and similar industries.

For the year ended December 31, 2010, our named executive officers, or our NEOs, are:

•	Lawrence E. Dewey, Chairman, President and Chief Executive Officer,

•	David S. Graziosi, Executive Vice President, Chief Financial Officer and Treasurer,

•	David L. Parish, Vice President of Operations,

•	Michael G. Headly, Vice President, Non-NAFTA Marketing, Sales and Service, and

•	James L. Wanaselja, Vice President, NAFTA Marketing, Sales and Service.

In addition, we have elected to provide information in this Compensation Discussion and Analysis for Randall R. Kirk, our Vice President of Product Engineering, who is not a named executive officer for 2010 but to whom we refer for simplicity as one of our NEOs in this Compensation Discussion and Analysis. Our compensation decisions for the NEOs in 2010 are discussed below in relation to each of the above-described elements of our compensation program. The below discussion is intended to be read in conjunction with the executive compensation tables and related disclosures that follow this Compensation Discussion and Analysis.

Compensation Overview

The Company’s overall compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with the Company’s success and their contribution to that success. The Company believes compensation should be structured to ensure that a significant portion of compensation opportunity will be related to factors that directly and indirectly influence stockholder value. Accordingly, the Company sets goals designed to link each NEO’s compensation to the Company’s performance and the NEO’s own performance within the Company. Consistent with our performance-based philosophy, the Company provides a base salary to our executive officers and includes a significant incentive-based component, which includes variable awards under our annual incentive bonus program based on the financial and operational performance of the Company, as well as stock option awards and stock purchase rights granted to our NEOs at the time we became a standalone company as a result of the Acquisition Transaction or, if later, upon commencement of employment with us, which option awards and stock purchase rights are meant to align our NEOs’ interests with our long-term performance.

Total compensation for our NEOs has been allocated between cash and equity compensation, taking into consideration the balance between providing short-term incentives and long-term investment in our financial performance, to align the interests of management with the interests of stockholders. The variable annual incentive award and the equity awards are designed to ensure that total compensation reflects the overall success or failure of the Company and to motivate the NEOs to meet appropriate performance measures, thereby maximizing total return to stockholders. In anticipation of our initial public offering, we intend to adopt a new equity incentive plan, which we refer to as the “2011 Equity Incentive Plan,” or the 2011 Plan, and which is discussed in more detail under “2011 Equity Incentive Plan” below.

Determination of Compensation Awards

The Compensation Committee is provided with the primary authority to determine and approve the compensation awards available to the Company’s executive officers and is charged with reviewing executive officer compensation policies and practices to ensure (i) adherence to our compensation philosophies and (ii) that the total compensation paid to our executive officers is fair, reasonable and competitive, taking into account our position within our industry, including our comparative performance, and our named executive officers’ level of expertise and experience in their positions, as determined by the Compensation Committee based upon the judgment and industry experience of its members. The Compensation Committee is primarily responsible for (i) determining base salary and target bonus levels (representing the bonus that may be awarded expressed as a percentage of base salary or as a dollar amount for the year), (ii) assessing the performance of the Chief Executive Officer and other NEOs for each applicable performance period and (iii) determining the awards to be paid to our Chief Executive Officer and other NEOs under our annual incentive bonus program for each year. To aid the Compensation Committee in making its determinations, the CEO provides recommendations at least annually to the Compensation Committee regarding the compensation of all officers, excluding himself. The performance of our senior executive management team is reviewed at least annually by the Compensation Committee, and the Compensation Committee determines each NEO’s compensation at least annually.

In determining compensation levels for our NEOs, the Compensation Committee considers each NEO’s unique position and responsibility and relies upon the judgment and industry experience of its members, including their knowledge of competitive compensation levels in our industry. We believe that executive officer base salaries should be competitive with salaries for executive officers in similar positions and with similar responsibilities in our marketplace, based on the Compensation Committee’s general industry knowledge, and adjusted for financial and operating performance and previous work experience. In this regard, each executive officer’s current and prior compensation, including compensation paid by our predecessor or the NEO’s prior employer, is considered as a reference point against which determinations are made as to whether increases are appropriate to retain the NEO in light of competition or in order to provide continuing performance incentives.

In making compensation determinations, the Compensation Committee historically has not made regular use of benchmarking or of compensation consultants, has not directly compared compensation levels with any other companies and has not referred to any specific compensation survey or other data. The Compensation Committee did not do any of the foregoing in determining 2010 compensation levels for our NEOs. Rather, in alignment with the considerations described above, the Compensation Committee determines the total amount of compensation for our NEOs, and the allocation of total compensation among each of our three main components of compensation, in reliance upon the judgment and general industry knowledge of its members obtained through years of service with comparably sized companies in our industry and other similar industries to ensure we attract, develop and retain superior talent.

The Company currently has no formal policy with respect to requiring officers and directors to own stock of the Company. However, we historically have encouraged direct stock ownership in the Company by NEOs and other employees by granting to such NEOs and other employees at the time we became a separate company or, if later, upon commencement of employment, the right to purchase shares of stock in the Company. We believe that direct ownership in the Company provides our NEOs with a strong incentive to increase the value of the Company.

Base Compensation For 2010

The Company sets base salaries for its NEOs generally at a level it deems necessary to attract and retain individuals with superior talent. Each year the Company determines base salary increases based upon the job responsibilities and demonstrated proficiency of the executive officers as assessed by the Compensation Committee, and for executive officers other than the Chief Executive Officer, in conjunction with recommendations made by the Chief Executive Officer. No formulaic base salary increases are provided to the NEOs.

In June 2010, the Compensation Committee determined to provide base salary increases to each of our NEOs to reward their demonstrated leadership and proficiency in guiding the Company through a period of economic uncertainty and in recognition of the fact that no base salary increases had been provided to the NEOs in 2009. The amount of each NEO’s base salary increase was determined by the Compensation Committee, and for NEOs other than the Chief Executive Officer, in conjunction with recommendations made by the Chief Executive Officer, based upon the Compensation Committee’s general industry knowledge to ensure base salary compensation is fair, reasonable and competitive with executive officers in similar positions and with similar responsibilities in our marketplace. In addition, Mr. Parish’s base salary increase recognized his increased global responsibilities, including oversight of our new manufacturing operations in Chennai, India and greater materials management responsibilities with respect to our product customization centers around the world. Mr. Kirk’s base salary increase reflected his promotion from Engineering Executive Director to Vice President of Product Engineering and the associated substantial increase in his level of responsibilities.

The base salaries for our NEOs both before and after the salary increases, which took effect on June 1, 2010 are set forth in the following table:

Name and Principal Position	Base Salary Before Increase ($)	Base Salary After Increase ($)
Lawrence E. Dewey	420,000	450,000
Chairman, President and Chief Executive Officer
David S. Graziosi	365,000	390,000
Executive Vice President, Chief Financial Officer and Treasurer
David L. Parish	250,000	275,000
Vice President, Operations
Michael G. Headly	225,000	240,000
Vice President, Non-NAFTA Marketing, Sales and Service
James L. Wanaselja	225,000	240,000
Vice President, NAFTA Marketing, Sales and Service
Randall R. Kirk	210,000	230,000
Vice President, Product Engineering

Annual Performance-Based Compensation For 2010

The Company structures its compensation programs to reward executive officers based on the Company’s performance and the individual executive’s relative contribution to that performance. This allows executive officers to receive incentive bonus compensation, which we refer to as iComp, in the event certain specified corporate performance measures are achieved. The annual iComp pool and the NEOs’ initial iComp awards are determined by the Compensation Committee based upon a formula with reference to the extent of achievement of corporate-level performance goals established annually by the Compensation Committee. The Compensation Committee may make discretionary adjustments to the initial, formulaic iComp awards to reflect its subjective determination of an individual’s impact and contribution to overall corporate performance, as discussed below.

Under the terms of the iComp program, the NEOs’ formulaic iComp awards are based upon a percentage of their base salaries and currently range from 40% to 100% for target-level achievement. Maximum formulaic iComp awards vary according to each executive and are set at levels that the Company determines are necessary to maintain competitive compensation practices and properly motivate our NEOs by rewarding them for the Company’s short-term performance and their contributions to that performance. None of our NEOs receives a guaranteed annual iComp award.

Once the extent of achievement of corporate iComp targets and the formulaic iComp calculations have been determined, the Compensation Committee may adjust the amount of iComp awards paid upward or downward based upon its overall subjective assessment of each NEO’s performance, business impact, contributions, leadership and attainment of individual objectives established periodically throughout the year, as well as other related factors. In addition, iComp funding amounts may be adjusted by the Compensation Committee to account for unusual events such as extraordinary transactions, asset dispositions and purchases, and mergers and acquisitions if, and to the extent, the Compensation Committee does not consider the effect of such events indicative of Company performance.

The following chart sets forth the formulaic iComp awards for target-level achievement and the maximum formulaic iComp awards for our NEOs:

Name and Principal Position	Formulaic iComp at target-level performance (% of base salary)	Maximum formulaic iComp award (% of base salary)
Lawrence E. Dewey	100%	400%
Chairman, President and Chief Executive Officer
David S. Graziosi	75%	300%
Executive Vice President, Chief Financial Officer and Treasurer
David L. Parish	50%	162.5%
Vice President, Operations
Michael G. Headly	50%	162.5%
Vice President, Non-NAFTA Marketing, Sales and Service
James L. Wanaselja	50%	162.5%
Vice President, NAFTA Marketing, Sales and Service
Randall R. Kirk	40%	130%
Vice President, Product Engineering

For the year ended December 31, 2010, iComp performance goals were based upon Adjusted EBITDA, Gross Adjusted Free Cash Flow and Quality metrics. For this purpose, Adjusted EBITDA was defined as the Company’s consolidated earnings before interest expense or income, income tax expense or income, depreciation and amortization expenses and other adjustments as defined by the Senior Credit Facility. Adjusted Free Cash Flow was defined as net cash flow before debt repayments and repurchases, cash interest expense or income, government price reduction payments and hedging collateral change. The Quality metric was comprised of two separate components: 90 day (and under) incidents per thousand vehicles, or IPTV, claims for NAFTA markets and 90 day (and under) IPTV claims for non-NAFTA markets. The following chart sets forth the weighting of each performance metric, the threshold, target and maximum performance goals, and the actual performance achieved under our iComp program for the year ended December 31, 2010:

Performance Metric	Weighting (%)	Threshold ($ MM)	Target ($ MM)	Maximum ($ MM)	Achieved ($ MM)
Adjusted EBITDA	75	451.6	531.3	664.1	617.0
Gross Adjusted Free Cash Flow	20	374.0	440.0	550.0	561.1
NAFTA < 90 Day IPTV	2.5	13.2	11.2	7.9	11.2
Non-NAFTA < 90 Day IPTV	2.5	20.2	17.2	12.1	17.3

Based on the foregoing levels of corporate achievement, the formulaic iComp award calculations for Messrs. Dewey and Graziosi equaled 304.1% of their respective target awards (or approximately 304% of base salary for Mr. Dewey and 228% of base salary for Mr. Graziosi), and the formulaic iComp award calculations for Messrs. Headly, Kirk, Parish, and Wanaselja equaled 253.0% of their respective target awards (or approximately 126.5% of base salary for each of Messrs. Parish, Headly and Wanaselja and 101.2% of base salary for Mr. Kirk). The Compensation Committee determined to provide each NEO with discretionary iComp adjustments to reflect the committee’s subjective assessments of each NEO’s performance, business impact, contributions, and leadership, among other factors. Specifically, the Compensation Committee primarily sought to recognize the following individual achievements when determining the final 2010 iComp awards:

•	Mr. Dewey: the Company’s exceptional overall performance and his strong and sustained leadership during challenging economic times;

•	Mr. Graziosi: the implementation of initiatives to improve the Company’s financial performance and his leadership in establishing and maintaining relationships with financial institutions;

•	Mr. Parish: substantial improvements in the Company’s production and distribution operations and his leadership in bringing our Chennai, India facility online in a timely and cost efficient manner;

•	Mr. Headly: the Company’s increased presence and strategic development in targeted markets and his dedication to training and mentoring growing foreign management teams;

•	Mr. Wanaselja: the strengthened field sales organization of the Company and his leadership in developing customer relationships; and

•	Mr. Kirk: the Company’s accelerated pace of product development and his general leadership within our product engineering group.

The actual iComp awards earned by the NEOs for 2010 are set forth below in our Summary Compensation Table for 2010 under the column entitled “Non-Equity Incentive Plan Compensation.

Discretionary Long-Term Equity Incentive Awards

The Company’s NEOs, along with other key Company employees, were granted Company stock options at the time we became a separate company or, if later, at the commencement of their employment with the Company and are eligible to receive additional awards of stock options or other equity or equity-based awards under our Equity Incentive Plan at the discretion of the Compensation Committee. However, the Compensation Committee has not historically made annual or regular equity grants to our NEOs or other employees.

Equity award grants are tied to time-based vesting requirements and are designed to not only compensate but to also motivate and retain the recipients by providing an opportunity for the recipients to participate in the ownership of the Company. The equity award grants to members of the senior management team also promote the Company’s long-term compensation objectives by aligning the interests of the executives with the interests of the Company’s stockholders.

Generally, stock options granted under our equity incentive plan have vesting schedules that are designed to encourage an optionee’s continued employment and option prices that are designed to reward an optionee for Company performance. Options generally expire ten years from the date of the grant and vest in five equal annual installments following the date of grant, subject to the optionee’s continued employment on each applicable vesting date.

The Company has historically granted to key employees options with staggered exercise prices, such that the exercise price of a portion of the option is substantially greater than (in increments of 1.5 times and 2 times) the fair market value of the stock underlying the option on the date of grant, thereby creating incentives for our NEOs and other key employees to seek to generate increased stockholder value.

None of our NEOs received stock options or other equity incentive awards during the year ended December 31, 2010.

Defined Contribution Plans

The Company maintains a defined contribution plan that is tax-qualified under Section 401(k) of the Internal Revenue Code and that we refer to as the 401(k) Plan. The 401(k) Plan permits eligible salaried employees of the Company to defer receipt of portions of their eligible salaries, subject to certain limitations imposed by the Internal Revenue Code, by making contributions to the 401(k) Plan, including flexible compensation contributions, Roth contributions, catch-up contributions and after-tax contributions.

The Company provides matching contributions to the 401(k) Plan in an amount equal to one hundred percent of each participant’s pre-tax, after-tax, and Roth contributions, up to a maximum of four percent of the participant’s annual eligible salary and subject to certain other limits. The Company makes additional contributions to the 401(k) Plan on behalf of certain groups of participants, depending on the date of their commencement of service with our predecessor and whether they are eligible to participate in the Company’s defined benefit plan as described below. These contributions are in amounts of either one percent and/or four percent of eligible salary, subject to certain other limits. Rollover contributions are also permitted.

Plan participants are 100% vested in pre-tax and pre-tax catch-up contributions, flexible compensation contributions, after-tax contributions, Roth and Roth catch-up contributions, and rollover contributions. Plan participants vest in the amounts contributed by the Company on the earliest of: (i) completing three years of credited service with the Company, (ii) attaining age 65, or (iii) the participant’s death. Employees of the Company are eligible to participate in the 401(k) Plan on the first day of the first month on or after completing three months of service with the Company.

The 401(k) Plan is offered on a nondiscriminatory basis to all salaried employees of the Company, including NEOs, who meet the eligibility requirements. The Compensation Committee believes that matching and other contributions provided by the Company assist the Company in attracting and retaining talented employees and executives. The 401(k) Plan provides an opportunity for participants to save money for retirement on a tax-qualified basis and to achieve financial security, thereby promoting retention.

Defined Benefit Plans

Annual retirement benefits under the Allison Transmission Retirement Program for Salaried Employees accrue at a rate of 1.25% of base wages each year. Benefits are payable as a life annuity for the participant. If elected, joint & survivor and other payment options are available. The full retirement benefit is generally payable to participants who retire on or after attaining age 62 with 10 years of service, and a reduced early retirement benefit is generally available to participants who retire on or after age 55 with 10 years of service or who retire at any age with 30 years of service. No offsets are made for the value of any social security benefits earned.

Similar to the 401(k) Plan, this defined benefit plan is a nondiscriminatory tax-qualified retirement plan that provides eligible participants (generally, employees who commenced service with our predecessor on or before January 1, 2007) with an opportunity to earn retirement benefits and provides for financial security. Offering these benefits is an additional means for the Company to retain well-qualified executives.

Employment and Severance Arrangements

The Compensation Committee considers the maintenance of a sound management team to be essential to protecting and enhancing our best interests and the best interests of the Company. To that end, we recognize that the uncertainty that may exist among management with respect to their “at-will” employment with the Company may result in the departure or distraction of management personnel to the detriment of the Company. Accordingly, the Compensation Committee has determined that severance arrangements are appropriate to encourage the continued attention and dedication of certain members of our management and to allow them to focus on the value to stockholders of strategic alternatives without concern for the impact on their continued employment. Each of Messrs. Dewey and Graziosi has an employment agreement which provides for severance benefits upon termination of employment.

Mr. Dewey’s employment agreement, dated as of February 7, 2008, has an original five-year term and is extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods to terminate the agreement. Upon termination of Mr. Dewey’s employment either by us without cause, by Mr. Dewey for good reason or due to nonextension of the term by us or Mr. Dewey’s death or disability, subject to his timely executing a general release of claims against the Company, Mr. Dewey is entitled to receive a lump sum payment equal to 1.5 times his annual base salary plus 1.5 times his annual performance bonus (or his annual target bonus, if performance goals have not been set) for the year in which the termination occurs (calculated with reference to performance for the fiscal quarter that ended prior to the date of termination or the first quarter, if his termination occurs in the first quarter) and, at the Company’s expense, continued

coverage for 18 months under our group medical plan in which Mr. Dewey and any of his dependents were participating immediately prior to his termination. During his employment and for 18 months following termination, Mr. Dewey’s employment agreement prohibits him from competing with certain businesses of the Company or from soliciting employees, customers or suppliers of the Company to terminate their employment or arrangements with the Company.

Mr. Graziosi’s employment agreement, dated as of November 1, 2007, has an original three-year term and is extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods to terminate the agreement. Upon termination of Mr. Graziosi’s employment either by us without cause, by Mr. Graziosi for good reason or due to nonextension of the term by us or Mr. Graziosi’s death or disability, subject to his timely executing a general release of claims against the Company, Mr. Graziosi is entitled to receive a lump sum payment equal to 1.25 times his stated annual base salary plus 1.25 times his annual performance bonus (or his annual target bonus, if performance goals have not been set) for the year in which the termination occurs (calculated with reference to performance for the fiscal quarter that ended prior to the date of termination or the first quarter, if his termination occurs in the first quarter) and, at the Company’s expense, continued coverage for 15 months under our group medical plan in which Mr. Graziosi and any of his dependents were participating immediately prior to his termination. During his employment and for 15 months following termination, Mr. Graziosi’s employment agreement prohibits him from competing with certain businesses of the Company or from soliciting employees, customers or suppliers of the Company to terminate their employment or arrangements with the Company.

“Cause” is defined in Messrs. Dewey’s and Graziosi’s employment agreements to mean (i) a determination by the Board of Directors that the executive has failed to perform his duties (other than a failure resulting from his disability) that is reasonably expected to result in, or has resulted in, material economic damage to us, (ii) a determination by the Board of Directors that the executive has failed to carry out or comply with any lawful and reasonable directive of the Board of Directors that is consistent with the applicable employment agreement, (iii) the executive’s conviction, plea of no contest or imposition of unadjudicated probation for any felony or crime involving moral turpitude, (iv) the executive’s use or possession of illegal drugs on our premises or while performing his duties and responsibilities to us or (v) the executive’s commission of an act of fraud, embezzlement, misappropriation, willful misconduct or breach of fiduciary duty against us. “Good reason” is defined in Mr. Dewey’s and Mr. Graziosi’s employment agreements to mean (i) a material diminution in the executive’s authorities, duties, or responsibilities, (ii) a material relocation of the executive’s principal place of employment or (iii) a material diminution in the executive’s annual base salary or target annual bonus amount.

Other Elements of Compensation and Perquisites

We provide our executive officers, including our NEOs, with certain personal benefits and perquisites, which we do not consider to be a significant component of executive compensation but which we recognize are an important factor in attracting and retaining talented executives. Executive officers are eligible under the same plans as all other employees for medical, dental, vision and short-term disability insurance, and may participate to the same extent as all other employees in our tuition reimbursement program, which provides assistance to salaried employees who wish to pursue accredited degree programs or selected courses related to their work and their qualified dependents. We provide higher levels of long-term disability and life insurance coverages to our executive officers than is generally available to our non-executive employees. We also provide our executive officers with the personal use of Company fleet automobiles and, for certain executives, an automobile allowance. We provide these supplemental benefits to our executive officers due to the relatively low cost of such benefits and the value they provide in assisting us in attracting and retaining talented executives. None of our executive officers, including our NEOs, receive any tax gross up in connection with our provision of any perquisites or personal benefits. The value of personal benefits and perquisites we provide to each of our NEOs is set forth below in our Summary Compensation Table.

Summary Compensation Table for 2010

The following table sets forth certain information with respect to the compensation paid to our NEOs for the year ended December 31, 2010.

Name and Principal Position	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value ($)	All Other Compensation ($)		Total ($)
Lawrence E. Dewey	437,500	1,499,999	31,270	33,346	(2)	2,002,115
Chairman, President and Chief Executive Officer
David S. Graziosi	379,583	1,000,000	—	23,793	(3)	1,403,376
Executive Vice President, Chief Financial Officer and Treasurer
David L. Parish	264,583	500,000	41,659	32,329	(4)	838,571
Vice President, Operations
Michael G. Headly	233,750	350,000	41,109	29,936	(5)	654,795
Vice President, Non-NAFTA Marketing, Sales and Service
James L. Wanaselja	233,750	310,755	39,115	33,294	(6)	616,914
Vice President, NAFTA Marketing, Sales and Service
Randall R. Kirk	221,667	324,932	30,762	31,384	(7)	608,745
Vice President, Product Engineering

(1)	Represents the awards earned under the Company’s annual iComp program for the year ended December 31, 2010. For a discussion of the determination of these amounts, see “Annual Performance-Based Compensation for 2010” above.

(2)	Includes $16,200 of automobile allowance, $9,800 of employer contributions under the Company’s 401(k) plan, $4,499 of Company-paid life and disability insurance premiums, and $2,847 for the personal use of company automobiles.

(3)	Includes $22,050 of employer contributions under the Company’s 401(k) plan, $1,692 of Company-paid life and disability insurance premiums and $51 for the personal use of company automobiles.

(4)	Includes $16,200 of automobile allowance, $9,406 of employer contributions under the Company’s 401(k) plan, $4,902 of Company-paid life and disability insurance premiums, and $1,821 for the personal use of company automobiles.

(5)	Includes $16,200 of automobile allowance, $9,350 of employer contributions under the Company’s 401(k) plan and $4,386 of Company-paid life and disability insurance premiums.

(6)	Includes $16,200 of automobile allowance, $11,688 of employer contributions under the Company’s 401(k) plan, $4,386 of Company-paid life and disability insurance premiums and $1,020 for the personal use of company automobiles.

(7)	Includes $16,200 of automobile allowance, $8,867 of employer contributions under the Company’s 401(k) plan, $3,000 of tuition reimbursements, $1,573 of Company-paid life and disability insurance premiums and $1,744 for the personal use of company automobiles.

Grants of Plan-Based Awards for 2010

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Threshold ($)	Target ($)		Maximum ($)
Lawrence E. Dewey	2/26/2010	—	450,000	(1)	1,800,000
David S. Graziosi	2/26/2010	—	292,500	(2)	1,170,000
David L. Parish	2/26/2010	—	137,500	(3)	446,875
Michael G. Headly	2/26/2010	—	137,500	(4)	390,000
James L. Wanaselja	2/26/2010	—	137,500	(5)	390,000
Randall R. Kirk	2/26/2010	—	92,000	(6)	299,000

(1)	Actual award earned under our annual iComp program for 2010 was $1,499,999. See “Annual Performance-Based Compensation For 2010” above for a discussion of the calculation of this amount.

(2)	Actual award earned under our annual iComp program for 2010 was $1,000,000. See “Annual Performance-Based Compensation For 2010” above for a discussion of the calculation of this amount.

(3)	Actual award earned under our annual iComp program for 2010 was $500,000. See “Annual Performance-Based Compensation For 2010” above for a discussion of the calculation of this amount.

(4)	Actual award earned under our annual iComp program for 2010 was $350,000. See “Annual Performance-Based Compensation For 2010” above for a discussion of the calculation of this amount.

(5)	Actual award earned under our annual iComp program for 2010 was $310,755. See “Annual Performance-Based Compensation For 2010” above for a discussion of the calculation of this amount.

(6)	Actual award earned under our annual iComp program for 2010 was $324,932. See “Annual Performance-Based Compensation For 2010” above for a discussion of the calculation of this amount.

Outstanding Equity Awards at December 31, 2010

The following table provides information regarding the stock options held by the named executive officers as of December 31, 2010.

Name	Number of Securities Underlying Unexercised Options — Exercisable (#)		Number of Securities Underlying Unexercised Options — Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Lawrence E. Dewey	368,100	(1)	245,400	(2)	10.00	9/30/2017
	630,755	(1)	420,502	(2)	15.00	9/30/2017
	754,496	(1)	502,996	(2)	20.00	9/30/2017
David S. Graziosi	114,996	(3)	76,664	(4)	10.00	11/12/2017
	187,718	(3)	125,144	(4)	15.00	11/12/2017
	224,544	(3)	149,695	(4)	20.00	11/12/2017
David L. Parish	90,000	(5)	60,000	(6)	10.00	9/30/2017
	146,426	(5)	97,616	(6)	15.00	9/30/2017
	175,151	(5)	116,767	(6)	20.00	9/30/2017
Michael G. Headly	102,000	(7)	68,000	(8)	10.00	9/30/2017
	146,426	(7)	97,616	(8)	15.00	9/30/2017
	175,151	(7)	116,767	(8)	20.00	9/30/2017
James L. Wanaselja	85,500	(9)	57,000	(10)	10.00	9/30/2017
	146,426	(9)	97,616	(10)	15.00	9/30/2017
	175,151	(9)	116,767	(10)	20.00	9/30/2017
Randall R. Kirk	54,000	(11)	36,000	(12)	10.00	9/30/2017
	45,054	(11)	30,036	(12)	15.00	9/30/2017
	53,893	(11)	35,928	(12)	20.00	9/30/2017
	20,000	(13)	40,000	(14)	10.00	10/21/2019
	37,544	(13)	75,090	(14)	15.00	10/21/2019
	44,910	(13)	89,821	(14)	20.00	10/21/2019

(1)	The option became exercisable with respect to one third of the underlying shares on each of October 1, 2008, October 1, 2009 and October 1, 2010.

(2)	The option will become exercisable with respect to 50% of the underlying shares on each of October 1, 2011 and October 1, 2012, subject to Mr. Dewey’s continued employment on each such date.

(3)	The option became exercisable with respect to one third of the underlying shares on each of November 13, 2008, November 13, 2009 and November 13, 2010.

(4)	The option will become exercisable with respect to 50% of the underlying shares on each of November 13, 2011 and November 13, 2012, subject to Mr. Graziosi’s continued employment on each such date.

(5)	The option became exercisable with respect to one third of the underlying shares on each of October 1, 2008, October 1, 2009 and October 1, 2010.

(6)	The option will become exercisable with respect to 50% of the underlying shares on each of October 1, 2011 and October 1, 2012, subject to Mr. Parish’s continued employment on each such date.

(7)	The option became exercisable with respect to one third of the underlying shares on each of October 1, 2008, October 1, 2009 and October 1, 2010.

(8)	The option will become exercisable with respect to 50% of the underlying shares on each of October 1, 2011 and October 1, 2012, subject to Mr. Headly’s continued employment on each such date.

(9)	The option became exercisable with respect to one third of the underlying shares on each of October 1, 2008, October 1, 2009 and October 1, 2010.

(10)	The option will become exercisable with respect to 50% of the underlying shares on each of October 1, 2011 and October 1, 2012, subject to Mr. Wanaselja’s continued employment on each such date.

(11)	The option became exercisable with respect to one third of the underlying shares on each of October 1, 2008, October 1, 2009 and October 1, 2010.

(12)	The option will become exercisable with respect to 50% of the underlying shares on each of October 1, 2011 and October 1, 2012, subject to Mr. Kirk’s continued employment on each such date.

(13)	The option became exercisable with respect to the underlying shares on October 2, 2010.

(14)	The option will become exercisable with respect to 50% of the underlying shares on each of October 1, 2011 and October 1, 2012, subject tot Mr. Kirk’s continued employment on each such date.

Options Exercised and Stock Vested

None of our NEOs exercised options or became vested in shares of the Company’s stock during the year ended December 31, 2010.

Pension Benefits for 2010

The following table sets forth information regarding the accrued pension benefits for the NEOs for 2010 under the Company’s defined benefit plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Lawrence E. Dewey	Allison Transmission Retirement Program for Salaried Employees	3.4	78,967	0
David L. Parish	Allison Transmission Retirement Program for Salaried Employees	3.4	109,377	0
Michael G. Headly	Allison Transmission Retirement Program for Salaried Employees	3.4	106,572	0
James L. Wanaselja	Allison Transmission Retirement Program for Salaried Employees	3.4	100,257	0
Randall R. Kirk	Allison Transmission Retirement Program for Salaried Employees	3.4	70,794	0

Messrs. Dewey, Parish, Headly, Wanaselja, and Kirk participate in the Company’s defined benefit plan. Mr. Graziosi did not commence service with our predecessor prior to January 1, 2007 and is therefore not eligible to participate in the Company’s defined benefit plan. Annual retirement benefits under the plan accrue at a rate of 1.25% of base wages each year. Benefits are payable as a life annuity for the participant. If elected, joint & survivor payment options are available at reduced benefit levels. The full retirement benefit is payable to participants who retire on or after attaining age 62 with 10 years of service, and a reduced early retirement benefit is available to participants who retire on or after age 55 with 10 years of service. No offsets are made for the value of any social security benefits earned.

For information with respect to the valuation methods and material assumptions applied in quantifying the present value of the accrued benefits under the pension plan, see Note 12 to our consolidated financial statements for the year ended December 31, 2010, included elsewhere in this prospectus.

Nonqualified Deferred Compensation

Our NEOs do not participate in any nonqualified deferred compensation plans and received no nonqualified deferred compensation during the year ended December 31, 2010.

Potential Payments upon Termination or Change-in-Control

Messrs. Dewey and Graziosi each have an agreement which provides for severance benefits upon termination of employment. See “Employment and Severance Arrangements” above for a description of the employment and severance agreements we have with each of Messrs. Dewey and Graziosi. Assuming a termination of employment effective as of December 31, 2010 (i) by us without cause, (ii) due to the executive’s death or disability, (iii) due to our nonextension of the executive’s employment term or (iv) due to the executive’s resignation for good reason, each of our NEOs would have received the following severance payments and benefits:

Name	Payment Type	Termination Without Cause or Due to Death, Disability or Non-Extension of Term ($)
Lawrence E. Dewey	Salary	675,000
	Bonus	2,249,999
	Benefit continuation(1)	24,760
	Total	2,949,759
David S. Graziosi	Salary	487,500
	Bonus	1,250,000
	Benefit continuation(1)	16,580
	Total	1,754,080

(1)	Consists of continuation of group health benefits. The value of the health benefits was calculated using an estimate of the cost to the Company of such health coverage based upon past experience.

Pursuant to the stock option agreements covering each NEO’s stock options, in the event of certain transactions, which could include a change in control of the Company, generally that result in Carlyle and Onex liquidating at least 70% of their combined equity investment in the Company, the exercisability of all shares underlying the options would be accelerated. In addition, the exercisability of all shares underlying Mr. Dewey’s and Mr. Graziosi’s options would be accelerated if the applicable executive were terminated without cause or resigned for good reason within ninety days following the date the Company acquires a majority of the equity securities or assets of another company, or is acquired by another company, in a transaction the Board of Directors determines is valued at one billion or more dollars. Assuming such a change in control occurred effective December 31, 2010, based on the estimated fair market value of the Company’s common stock on that date, the NEO’s would not have received any amounts with respect to the acceleration of their unvested outstanding options.

We provide higher levels of life insurance coverage to our NEOs than is generally available to our other employees. In the event of a termination due to death on December 31, 2010, in addition to the amounts, if any, set forth in the table above, each of our NEOs (or their estates) would be entitled under their respective life insurance policies to receive payments equal to four times their then-current base salaries, which are set forth above in the section entitled “Compensation Discussion and Analysis–Base Compensation for 2010.”

Compensation Risk

Management of the Company, through the human resources, finance and legal departments, have analyzed the potential risks arising from the Company’s compensation policies and practices, and have determined that there are no such risks that are reasonably likely to have a material adverse effect on the Company.

Director Compensation For 2010

Directors who are employees of the Company (Mr. Dewey) and the Carlyle and Onex directors (Messrs. Ledford, Bernasek, Rabaut, Mersky, and Gilis) receive no additional compensation for serving on our Board of Directors or its committees. However, in consideration of the service of Mr. Rabaut on our Board of Directors, we granted to Mr. Rabaut a stock appreciation right award for 23,334 shares at a base price of $10 per share on December 13, 2007. Carlyle has agreed to be solely responsible for any payments with respect to such award, which is to be settled in cash. For his services as an independent member of our Board of Directors, Mr. Raborn receives an annual retainer of $75,000, which amount is payable 100% in fully vested options (the value of which is based upon a Black-Scholes valuation prepared by the Company prior to the date of grant) or 50% in fully vested options (valued as described above) and 50% in cash. Mr. Raborn also receives meeting fees for board meetings attended up to a maximum of $75,000 annually, which amount is payable 100% in options (valued as described above) that vest ratably over the course of the applicable year or 50% in options (valued as described above) that vest ratable over the course of the applicable year and 50% in cash. In early 2011, in recognition of Mr. Raborn’s valuable service and contributions to the Company as an independent director and in connection with an agreement to provide similar compensation to Mr. Reynolds upon his commencement of service on the Government Security Committee, the Compensation Committee determined to award Mr. Raborn an additional annual retainer fee in the amount of $10,000, payable 100% in cash.

Mr. Coats resigned as a member of our Board of Directors in early 2010. The compensation paid to Mr. Coats for his services as an independent director for 2010 is set forth in the table below.

Mr. Reynolds joined our Board of Directors as an independent director in June 2010 and receives compensation similar to that provided to Mr. Raborn, as described above. For Mr. Reynolds’ services during 2010, the Company agreed to pay Mr. Reynolds an initial retainer fee of $85,000, payable $10,000 in cash and $75,000 in fully vested options (valued as described above), and meeting fees not to exceed $75,000, payable in the same manner as the meeting fees which Mr. Raborn receives, as described above.

In 2010, we provided the following compensation to our independent directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total
Francis Raborn	85,000	—	85,000
Richard V. Reynolds	104,566	—	104,566
Daniel Coats	—	—	—

(1)	We did not grant stock options to our non-employee directors during the year ended December 31, 2010. Options intended as 2010 director compensation were granted to Messrs. Raborn and Coats on October 29, 2009 and to Mr. Reynolds on February 9, 2011. As of December 31, 2010, Mr. Raborn held fully-vested options to purchase 95,801 shares of the Company’s common stock, with an exercise price of $10 per share, and neither Mr. Coats nor Mr. Reynolds held any options or other equity or equity-based awards.

Executive Compensation Plans

The following are summaries of the short-term and long-term incentive compensation plans in which our executive officers may participate following the consummation of this offering.

2011 Equity Incentive Award Plan

Our Board of Directors has adopted and our stockholders have approved a 2011 Equity Incentive Award Plan, or the 2011 Plan, which will be effective as of the day prior to the consummation of this offering. As of the effective date of the 2011 Plan, no new awards will be granted under our prior equity incentive plan, which we sometimes refer to as the Prior Plan, but our prior equity incentive plan will continue to govern our prior equity incentive awards, as described under “Compensation Discussion and Analysis—Discretionary Long-Term Equity Incentive Awards,” outstanding as of such date.

The principal purpose of the 2011 Plan is to attract, retain and engage selected employees, consultants and directors through the granting of stock-based compensation awards. The material terms of the 2011 Plan are summarized below.

Eligibility and Administration. Employees, consultants and directors of the Company and its subsidiaries will be eligible to receive awards under the 2011 Plan. Our Compensation Committee will administer the 2011 Plan unless our Board of Directors assumes authority for administration. The Compensation Committee may delegate its duties and responsibilities as plan administrator to subcommittees comprised of our directors and/or officers, subject to certain limitations. Our full Board of Directors will administer the 2011 Plan with respect to awards to non-employee directors.

Subject to the express terms and conditions of the 2011 Plan, the plan administrator has the authority to make all determinations and interpretations under the plan, prescribe all forms for use with the plan and adopt, amend and/or rescind rules for the administration of the plan. The plan administrator also sets the terms and conditions of all awards under the plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. Initially, the aggregate number of shares of our common stock available for issuance pursuant to awards granted under the 2011 Plan will be                     . This number will be adjusted due to the following shares becoming eligible to be used or, as applicable, used again for grants under the 2011 Plan:

•

shares subject to awards or portions of awards granted under the 2011 Plan, or the Prior Plan, which are forfeited, expire or lapse for any reason, or are settled for cash without the delivery of shares, to the extent of such forfeiture, expiration, lapse or cash settlement, and

•	shares that we repurchase prior to vesting or that were granted under the Prior Plan so that such shares are returned to us.

From and after the effective date of the 2011 Plan, we will no longer issue awards under the Prior Plan.

Shares granted under the 2011 Plan may be treasury shares, authorized but unissued shares, or shares purchased in the open market. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2011 Plan.

Awards. The 2011 Plan provides for the grant of stock options (including non-qualified stock options, or NQSOs, and incentive stock options, or ISOs), restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance awards, stock appreciation rights, or SARs, and other equity-based awards, or any combination thereof. Awards under the 2011 Plan will generally be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards will generally be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•

Non-qualified Stock Options. NQSOs will provide for the right to purchase shares of our common stock at a specified price which generally, except with respect to certain substitute options granted in connection with corporate transactions, will not be less than fair market value on the date of grant. NQSOs may be granted for any term specified by the administrator that does not exceed ten years and will usually become exercisable in one or more installments after the grant date, subject to vesting conditions which may include continued employment or service with us, satisfaction of performance targets and/or other conditions, as determined by the plan administrator.

•

Incentive Stock Options. ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code, or the Code, and will be subject to specified restrictions contained in the Code. ISOs will have an exercise price of not less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute ISOs granted in connection with a corporate transaction. Only employees will be eligible to receive ISOs, and ISOs will not have a term of more than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions may apply to ISOs as determined by the plan administrator and may include continued employment with us, satisfaction of performance targets and/or other conditions.

•

Restricted Stock. Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the plan administrator. Unless the Administrator determines otherwise, restricted stock may be forfeited for no consideration or repurchased by us if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, subject to the terms of an applicable award agreement, which may provide for dividends to be placed in escrow and not released until the restrictions are removed or expire.

•

Restricted Stock Units. RSUs may be awarded to any eligible individual, typically without payment of consideration but subject to vesting conditions based upon continued employment or service with us, satisfaction of performance criteria and/or other conditions, all as determined by the administrator. Like restricted stock, RSUs generally may not be sold or otherwise transferred or hypothecated until the applicable vesting conditions are removed or expire. Unlike restricted stock, shares of stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights with respect to such shares prior to the time when the applicable vesting conditions are satisfied.

•

Dividend Equivalents. Dividend equivalents represent the per share value of the dividends, if any, paid by us, calculated with reference to the number of shares covered by an award. Dividend equivalents may be settled in cash or shares and at such times as determined by the administrator.

•

Stock Payments. Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to an employee, consultant or non-employee director.

•

Stock Appreciation Rights. SARs may be granted in connection with stock options or other awards or separately. SARs typically provide for payment to the holder based upon increases in the price of a share of our common stock over a set exercise price. The exercise price of any SAR granted under the 2011 Plan generally, except with respect to certain substitute SARs granted in connection with a corporate transaction, will be at least 100% of the fair market value of the underlying share on the date of grant. The term of a SAR may not be longer than ten years. There are no restrictions specified in the 2011 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs granted under the 2011 Plan may be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator. Vesting conditions may apply to SARs as determined by the plan administrator and may include continued employment or service with us, satisfaction of performance goals and/or other conditions.

•

Performance Awards. Performance awards may be granted by the administrator on an individual or group basis. Generally, these awards will consist of equity-based bonuses linked to the attainment of specific performance targets. Performance awards may also include “phantom” stock awards that provide for payments based upon the value of our common stock.

Certain Transactions. The plan administrator has broad discretion to equitably adjust the provisions of the 2011 Plan and the terms and conditions of existing and future awards, including with respect to the aggregate number and type of shares subject to the 2011 Plan and awards granted pursuant to the 2011 Plan, to prevent the dilution or enlargement of intended benefits and/or facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In the event of a change in control where the acquiror does not assume or replace awards granted under the 2011 Plan, such awards will be subject to accelerated vesting so that 100% of such awards will become vested and exercisable or payable, as applicable, prior to the consummation of the change in control transaction and, if not exercised or paid, will terminate upon consummation of the transaction. The administrator may also provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. A change in control is defined in the 2011 Plan to mean (i) the acquisition by a person or group of more than 50% of the total combined voting power of our outstanding securities, (ii) during any consecutive two-year period, the replacement of a majority of our incumbent directors with directors whose election was not supported by at least two-thirds of our incumbent directors, (iii) a merger, consolidation, reorganization or business combination or the sale of substantially all of our assets, in each case, other than a transaction which results in our voting securities before such transaction continuing to represent or being converted into a majority of the voting securities of the surviving entity and after which no person or group owns a majority of the combined voting power of the surviving entity or (iv) our stockholders approving a liquidation or dissolution of the Company.

Transferability, Repricing and Participant Payments. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2011 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. The price per share of a stock option or SAR may not be decreased and an underwater stock option or SAR may not be replaced or cashed out without stockholder approval. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2011 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Amendment and Termination. Our Board of Directors may terminate, amend or modify the 2011 Plan at any time and from time to time. However, we must generally obtain stockholder approval to increase the number of shares available under the 2011 Plan (other than in connection with certain corporate events, as described above) or to the extent required by applicable law, rule or regulation (including any applicable NYSE rule).

Expiration Date. The 2011 Plan will expire on, and no option or other award may be granted pursuant to the 2011 Plan after, the tenth anniversary of the date the 2011 Plan was approved by our Board of Directors in May 2011. Any award that is outstanding on the expiration date of the 2011 Plan will remain in force according to the terms of the 2011 Plan and the applicable award agreement.

Awards in connection with this offering. In connection with and shortly following the consummation of this offering, the Compensation Committee expects to grant awards under the 2011 Plan to certain key employees, including some or all of our named executive officers. The forms of such awards and the amounts to be granted to each award recipient have not yet been determined.

Incentive Plan

Our Board of Directors has adopted an incentive plan, which we refer to as the Incentive Plan, under which we will provide cash incentives to our executive officers and other key employees following the consummation of this offering. The purpose of the Incentive Plan is to enable the Company and its subsidiaries to attract, retain, motivate and reward the best qualified executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to the Company’s performance. The material terms of the Incentive Plan are summarized below.

Administration. The Incentive Plan is administered by our Compensation Committee, which may delegate its authority under the Incentive Plan to any of its duly constituted subcommittees.

Performance Criteria. The Compensation Committee may establish the performance objective or objectives that must be satisfied in order for a participant to receive an award under the Incentive Plan or may make discretionary payments from the plan. Performance objectives under the Incentive Plan may be based upon the relative or comparative achievement of performance criteria, whether in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering the performance of a number of companies, as determined by the Compensation Committee for the applicable performance period, which performance criteria may include: earnings before interest, taxes, depreciation and amortization; operating earnings; net earnings; income; earnings before interest and taxes; total shareholder return; return on the Company’s assets; increase in the Company’s earnings or earnings per share; revenue; revenue growth; share price performance; return on invested capital; operating income; pre- or post-tax income; net income; economic value added; profit margins; cash flow; improvement in or attainment of expense or capital expenditure levels; improvement in or attainment of working capital levels; return on equity; debt reduction; gross profit; market share; cost reductions; workforce satisfaction and diversity goals; workplace health and safety goals; product quality goals; employee retention; customer satisfaction; customer retention; completion of key projects and strategic plan development and/or implementation; job profit or performance against a multiplier. Performance objectives may be established on a company-wide basis or with respect to one or more business units, divisions, subsidiaries or products, or with respect to an individual. The Compensation Committee may exclude any or all extraordinary, unusual or non-recurring items and the cumulative effects of accounting changes from performance objectives for a performance period and may also adjust performance objectives in its discretion.

Payment. Payment of awards will be made as soon as practicable after the Compensation Committee certifies that one or more of the applicable performance criteria have been attained or determines the payable amount of an award. The Compensation Committee will determine whether an award will be paid in cash, stock (including restricted stock or restricted stock units) or other awards under the 2011 Plan, or in a combination of cash, stock and other awards, and may impose whatever additional conditions on such shares or other awards as it deems appropriate, including conditioning the vesting of such shares or other awards on the performance of additional service.

Maximum Award; Discretion. The maximum award amount payable to a participant in cash per fiscal year under the Incentive Plan is $5,000,000. The Compensation Committee may, in its discretion, increase, reduce or eliminate awards otherwise payable under the Incentive Plan for any reason.

Termination of Employment. Unless otherwise determined by the Compensation Committee in its discretion, any participant whose employment terminates will forfeit all rights to any and all unpaid awards under the Incentive Plan.

Forfeiture; Disgorgement. If we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, and a participant knowingly or grossly negligently engaged in the misconduct or knowingly or grossly negligently failed to prevent the misconduct, or if the participant is one of the individuals subject to automatic forfeiture under section 304 of the Sarbanes-Oxley Act of 2002, then the participant must forfeit and disgorge any awards received during the twelve months following the filing of the financial document embodying such financial reporting requirement and any other awards earned based on the materially non-complying financial reporting. In addition, any award paid to a current or former executive officer during the three-year period preceding the date on which the restatement is required, based on erroneous data, must be forfeited and disgorged to us to the extent the award is in excess of what would have been paid to the officer under the restated data. Participants must also forfeit and disgorge any awards to the extent required by applicable law or regulations in effect on or after the effective date of the plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Board expects to adopt a written statement of policy, effective upon completion of this offering, for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock and their immediate family members.

The policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest. Pursuant to this policy, our management will present to our audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Our audit committee will then:

•

review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related party’s interest in the transaction; and

•	take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics.

All related party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been pre-approved by our audit committee under the policy. These pre-approved transactions include:

•	certain employment and compensation arrangements;

•	transactions in the ordinary course of business where the related party’s interest arises only from:

(i) his or her position as a director of another entity that is party to the transaction;

(ii) an equity interest of less than 10% in another entity that is party to the transaction; or

(iii) a limited partnership interest of less than 10%, subject to certain limitations;

•

transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of equity securities in our company where all holders of such class of equity securities will receive the same benefit on a pro rata basis; and

•	transactions determined by competitive bids.

No director may participate in the approval of a related party transaction for which he or she is a related party.

Services Agreement

On August 7, 2007, the Sponsors entered into a services agreement with ATI, pursuant to which ATI pays the Sponsors an annual fee of approximately $3.0 million (shared equally by the Sponsors) for certain advisory, consulting and other services to be performed by the Sponsors, exclusive of the reimbursements for certain out-of-pocket expenses incurred in connection with the performance of such services, and additional reasonable compensation for other services provided by the Sponsors from time to time, including consulting and other services with respect to acquisitions and divestitures or sales of equity or debt instruments. For the years ended December 31, 2010, 2009 and 2008, the Sponsors did not provide any additional services beyond customary advisory services. The Company will pay Carlyle and Onex a fee of approximately $16 million to terminate the services agreement in connection with the consummation of this offering. The fee represents the estimated net present value of the payments over the estimated term of the services agreement.

Amended and Restated Stockholders Agreement

In connection with the Acquisition Transaction, on August 7, 2007, we entered into a stockholders agreement with the Sponsors and members of management who hold common stock or options to purchase common stock. Upon effectiveness of the registration statement of which this prospectus forms a part, the stockholders agreement will be amended and restated.

Pursuant to the amended and restated stockholders agreement, our Board of Directors will consist of eight members, with Carlyle having the right to designate four of the board members (one of whom must be a member of the management of the Company and be a U.S. citizen eligible to be issued the requisite DOD personnel security clearance), who we refer to as the Carlyle directors, Onex having the right to designate two of the board members, who we refer to as the Onex directors, and the Board of Directors (with the approval of the DOD) having the right to nominate the two remaining board members (both of whom must be independent of the Sponsors, satisfy the independence requirements of the Exchange Act and the NYSE rules and be U.S. citizens eligible to be issued the requisite DOD personnel security clearances).

The amended and restated stockholders agreement will contain restrictions on the sale of shares under Rule 144 under the Securities Act by the Sponsors, will contain restrictions on transfers of certain shares held by our NEOs, will provide tag-along rights to the Sponsors and will grant the Sponsors the right to cause Allison Holdings, at its own expense, to use its best efforts to register the securities held by such stockholders for public resale, in each case, subject to certain conditions and exceptions. In the event Allison Holdings registers any of its common stock following its initial public offering, these stockholders will also have the right to require Allison Holdings to use its best efforts to include the securities held by them, subject to certain limitations, including as determined by the underwriters. The amended and restated stockholders agreement will also require Allison Holdings to indemnify the stockholders party to that agreement and their affiliates in connection with any such registration of our securities.

Allison Holdings will have certain repurchase rights under the amended and restated stockholders agreement with respect to common stock and options to purchase common stock issued under Allison Holdings’ equity incentive plans and held by members of management for up to one year after the termination of any such individual’s employment with the Company, subject to extension upon the occurrence of certain events to be specified in the amended and restated stockholders agreement.

The amended and restated stockholders agreement will terminate upon the written agreement of Allison Holdings and the Sponsors.

Senior Notes Held by Executive Officers

As of June 30, 2011, Lawrence Dewey, our Chairman, President and Chief Executive Officer, David Graziosi, our Executive Vice President, Chief Financial Officer and Treasurer, and Robert M. Price, our Vice President, Human Resources, held approximately $100,000, $100,000 and $200,000, respectively, in aggregate principal amount of the Senior Cash Pay Notes and Mr. Graziosi held approximately $300,000 in aggregate principal amount of the New Notes.

PRINCIPAL AND SELLING STOCKHOLDERS

We had                      shares of common stock and non-voting common stock outstanding as of June 30, 2011, which were owned by 41 stockholders. As of June 30, 2011, certain investment funds affiliated with Carlyle owned approximately 49.8% of our common stock, and certain investment funds affiliated with Onex owned approximately 49.8% of our common stock while the remainder is owned by members of our Board of Directors, our Chairman, President and Chief Executive Officer and certain current employees of the Company.

The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2011, and as adjusted to reflect the shares of our common stock offered hereby, by:

•	each person known to own beneficially more than 5% of the capital stock, including each of our selling stockholders;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The selling stockholders may be deemed to be underwriters in connection with this offering.

The following table assumes a one-to-one conversion of shares of non-voting common stock to common stock and gives effect to the      for      stock split described elsewhere in this prospectus. Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock and the business address of each such beneficial owner is c/o Allison Transmission Holdings, Inc., 4700 West 10th Street, Indianapolis, Indiana 46222.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering		Shares Beneficially Owned After this Offering
	Number	Percent	Excluding Exercise of Option Overallotment	Including Exercise of Option Overallotment	Excluding Exercise of Option Overallotment			Including Exercise of Option Overallotment
					Number	Percent		Number	Percent
Principal Stockholders
TCG Holdings, L.L.C.(1)	76,250,000	49.8%					%			%
Onex Corporation(2)	76,250,000	49.8
Executive Officers and Directors
Lawrence E. Dewey(3)	1,827,849	1.1
David S. Graziosi(4)	565,945	*
Mark A. Anspach(5)	206,905	*
Sharon L. Dean(6)	256,756	*
Edward L. Dyer(7)	31,614	*
Michael G. Headly(8)	466,639	*
Randall R. Kirk(9)	307,257	*
Ryan A. Milburn(10)	279,643	*
David L. Parish(11)	439,409	*
Robert M. Price(12)	326,311	*
Eric C. Scroggins(13)	116,153	*
Laurie B. Tuttle(14)	495,549	*
James L. Wanaselja(15)	422,013	*
Brian A. Bernasek(16)	—	—
Kosty Gilis(17)	—	—
Gregory S. Ledford(18)	—	—
Seth M. Mersky(19)	—	—
Thomas W. Rabaut(20)	—	—
Francis Raborn(21)	102,789	*
Richard V. Reynolds(22)	21,544	*
All executive officers and directors as a group (20 persons)	7,901,447	4.9%					%			%

*	Denotes less than 1.0% of beneficial ownership.

(1)

Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. were the record holders of 73,290,058.80 and 2,959,941.20 shares of our common stock as of June 30, 2011. These entities transferred their shares to Carlyle Partners IV AT Holdings, L.P. effective as of April 26, 2011 and, as a result, Carlyle Partners IV AT Holdings, L.P. is the record holder of 76,250,000 shares of our common stock. TC Group IV Managing GP, L.L.C. is the general partner of Carlyle Partners IV AT Holdings, L.P. TC Group, L.L.C. is the managing member of TC Group IV Managing GP, L.L.C. TCG Holdings, L.L.C. is the managing member of TC Group, L.L.C. Accordingly, each of TC Group IV Managing GP, L.L.C., TC Group, L.L.C. and TCG Holdings, L.L.C. may be deemed to be beneficial owners of shares of our common stock owned of record by Carlyle Partners IV AT Holdings, L.P. TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of shares of our common stock beneficially owned by

TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. The principal address of TCG Holdings, L.L.C. is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

(2)	Includes: (i) 33,115,664.26 shares of common stock and 1,356,272.94 shares of non-voting common stock held by Onex Partners II LP; (ii) 21,036,633.97 shares of common stock and 861,568.63 shares of non-voting common stock held by Onex American Holdings II LLC; (iii) 311,252.46 shares of common stock and 12,747.54 shares of non-voting common stock held by Onex Partners II GP LP; (iv) 623,865.40 shares of common stock and 25,550.80 shares of non-voting common stock held by Onex US Principals LP; (v) 15,610,655.74 shares of common stock and 639,344.26 shares of non-voting common stock held by Onex Allison Co-Invest LP; and (vi) 1,226,799.65 shares of common stock and 50,244.35 shares of non-voting common stock held by Allison Executive Investco LLC. Onex Corporation may be deemed to beneficially own the common stock and non-voting common stock held by (a) Onex Partners II LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, the general partner of Onex Partners II LP, (b) Onex American Holdings II LLC, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, (c) Onex Partners II GP LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, (d) Onex US Principals LP, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP, (e) Onex Allison Co-Invest LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, the general partner of Onex Allison Co-Invest LP, and (f) Allison Executive Investco LLC, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns 100% of the equity of Allison Executive Investco LLC. Also includes 1,325,128.52 shares of common stock and 54,271.48 shares of non-voting common stock held by Onex Advisors III LLC, an independent entity that is controlled by Mr. Gerald W. Schwartz. Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to own beneficially all of the common stock and non-voting common stock owned beneficially by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. Mr. Schwartz has indirect voting and investment control of Onex Corporation. The address for Onex Corporation is 161 Bay Street, Toronto, ON M5J 2S1.

(3)	Includes 1,753,349 vested, but unexercised options granted to Mr. Dewey in October 2007, including 32,100 $10 Equity Match Options, 336,000 $10 options, 630,754 $15 options and 754,495 $20 options.

(4)	Includes 527,257 vested, but unexercised options granted to Mr. Graziosi in October 2007, including 15,000 $10 Equity Match Options, 99,996 $10 options, 187,717 $15 options and 224,543 $20 options.

(5)	Includes $204,880 vested, but unexercised options granted to Mr. Anspach in May 2009, including 40,000 $10 options, 75,080 $15 options and 89,800 $20 options.

(6)	Includes 230,156 vested, but unexercised options granted to Ms. Dean in October 2007, including 15,000 $10 Equity Match Options, 42,000 $10 options, 78,844 $15 options and 94,312 $20 options.

(7)	Includes 26,614 vested, but unexercised options granted to Mr. Dyer in June 2010, including 5,000 $10 options, 9,386 $15 options, 11,228 $20 options and 1,000 vested, but unexercised $10 Equity Match Options granted to Mr. Dyer in February 2011.

(8)	Includes 423,576 vested, but unexercised options granted to Mr. Headly in October 2007, including 24,000 $10 Equity Match Options, 78,000 $10 options, 146,425 $15 options and 175,151 $20 options.

(9)	Includes 152,947 vested, but unexercised options granted to Mr. Kirk in October 2007, including 30,000 $10 Equity Match Options, 24,000 $10 options, 45,054 $15 options and 53,893 $20 options, and 102,454 vested but unexercised options granted to Mr. Kirk in October 2009, including 20,000 $10 options, 37,544 $15 options and 44,910 $20 options.

(10)	Includes (i) 257,893 vested, but unexercised options granted to Mr. Milburn in October 2007, including 12,000 $10 Equity Match Options, 48,000 $10 options, 90,108 $15 options and 107,785 $20 options and (ii) 9,500 shares held in the 7,600 Shares IRA.

(11)	Includes 411,576 vested, but unexercised options granted to Mr. Parish in October 2007, including 12,000 $10 Equity Match Options, 78,000 $10 options, 146,425 $15 options and 175,151 $20 options.

(12)	Includes 303,998 vested, but unexercised options granted to Mr. Price in October 2007, including 12,000 $10 Equity Match Options, 57,000 $10 options, 107,003 $15 options and 127,995 $20 options.

(13)	Includes 109,978 vested, but unexercised options granted to Mr. Scroggins in October 2007, including 2,400 $10 Equity Match Options, 21,000 $10 options, 39,422 $15 options and 47,156 $20 options.

(14)	Includes 473,049 vested, but unexercised options granted to Ms. Tuttle in October 2007, including 12,000 $10 Equity Match Options, 90,000 $10 options, 168,952 $15 options and 202,097 $20 options.

(15)	Includes 407,076 vested, but unexercised options granted to Mr. Wanaselja in October 2007, including 7,500 $10 Equity Match Options, 78,000 $10 options, 146,425 $15 options and 175,151 $20 options.

(16)	Does not include shares of common stock held by Carlyle Partners IV AT Holdings, L.P., which is an affiliate of Carlyle. Mr. Bernasek is a director of Allison Holdings and a Managing Director of Carlyle. Mr. Bernasek disclaims beneficial ownership of the shares held by Carlyle Partners IV AT Holdings, L.P.

(17)	Does not include shares of common stock and non-voting common stock held by Onex Partners II LP, Onex American Holdings II LLC, Onex Allison Co-Invest LP, Allison Executive Investco LLC, Onex US Principals LP and Onex Partners II GP LP, collectively, the Onex Entities, each of which is an affiliate of Onex. Mr. Gilis is a director of Allison Holdings and a Managing Director of Onex. Mr. Gilis disclaims beneficial ownership of the shares held by the Onex Entities.

(18)	Does not include shares of common stock held by Carlyle Partners IV AT Holdings, L.P., which is an affiliate of Carlyle. Mr. Ledford is a director of Allison Holdings and a Managing Director of Carlyle. Mr. Ledford disclaims beneficial ownership of the shares held by Carlyle Partners IV AT Holdings, L.P.

(19)	Does not include shares of common stock and non-voting common stock held by the Onex Entities, each of which is an affiliate of Onex. Mr. Mersky is a director of Allison Holdings and a Managing Director of Onex. Mr. Mersky disclaims beneficial ownership of the shares held by the Onex Entities.

(20)	Does not include shares of common stock held by Carlyle Partners IV AT Holdings, L.P., which is an affiliate of Carlyle. Mr. Rabaut is a director of Allison Holdings and a Senior Advisor of Carlyle. Mr. Rabaut disclaims beneficial ownership of the shares held by Carlyle Partners IV AT Holdings, L.P.

(21)	Includes 102,789 vested, but unexercised $10 options granted to Mr. Raborn.

(22)	Includes 21,544 vested, but unexercised $10 options granted to Mr. Reynolds.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each is anticipated to be in effect upon the closing of this offering, and other agreements to which we and our stockholders are parties. The following is only a summary and is qualified by applicable law and by the provisions of the amended and restated certificate of incorporation and amended and restated bylaws and other agreements, copies of which are available as set forth under the caption entitled “Where You Can Find More Information.”

General

Prior to the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock consists of 180,000,000 shares of common stock, par value $0.01 per share, 20,000,000 shares of non-voting common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. Upon effectiveness of our amended and restated certificate of incorporation, our authorized capital stock will consist of 1,880,000,000 shares of common stock, par value $0.01 per share, 20,000,000 shares of non-voting common stock, par value $0.01 per share and 100,000,000 shares of preferred stock, par value $0.01 per share. The rights and privileges of holders of our common stock and non-voting common stock are subject to any series of preferred stock that we may issue in the future.

Excluding the shares offered hereby, as of June 30, 2011, prior to giving effect to the conversion of our non-voting stock to common stock as described herein,                  shares of our common stock were issued and outstanding and                      shares of our non-voting common stock were issued and              shares of our non-voting common stock were outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of the directors, and holders of less than a majority of such shares will be unable to elect any director. Under the amended and restated certificate of incorporation, subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock and non-voting common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. The Senior Secured Credit Facility and the indentures governing the Senior Notes impose restrictions on our ability to declare dividends on our common stock. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock and non-voting common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Non-voting Common Stock

Holders of our non-voting common stock are not entitled to a vote for any share held of record on any matter submitted to a vote of the stockholders, including the election of directors. Under the amended and restated certificate of incorporation, subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of non-voting common stock and common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. The Senior Secured Credit Facility and the indentures governing the Senior Notes impose restrictions on our ability to declare dividends on our non-voting common stock. The holders of non-voting common stock have no preferences or rights of exchange, pre-emption or other subscription rights;

provided that shares of non-voting stock automatically convert into voting common stock upon a sale pursuant to an effective registration statement or a resale under Rule 144. There are no redemption or sinking fund provisions applicable to the non-voting common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of non-voting common stock and common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

The preferred stock, if issued, would have priority over the common stock and non-voting common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by the NYSE, our Board of Directors will have the authority without further stockholder authorization to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock and non-voting common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Amended and Restated Stockholders Agreement

Pursuant to the amended and restated stockholders agreement, Carlyle and Onex will have certain rights to appoint directors to our Board of Directors. See “Certain Relationships and Related Party Transactions.”

Limitations on Directors’ Liability

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we entered into indemnification agreements with each of our directors which, in some cases, are broader than the specific indemnification provisions contained under Delaware law.

In addition, as permitted by Delaware law, our amended and restated certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent our directors, officers and controlling persons are indemnified under the provisions contained in our amended and restated certificate of incorporation, our amended and restated bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of blank check preferred stock that our Board of Directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•

limit the ability of stockholders to remove directors only “for cause” if the Sponsors and their respective affiliates (other than Allison Holdings) collectively cease to own more than 50% of our common stock;

•

prohibit our stockholders from calling a special meeting of stockholders if the Sponsors and their respective affiliates (other than Allison Holdings) collectively cease to own more than 50% of our common stock;

•

prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders, if the Sponsors and their respective affiliates (other than Allison Holdings) collectively cease to own more than 50% of our common stock;

•	provide that the Board of Directors is expressly authorized to adopt, alter or repeal our bylaws;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	establish a classified Board of Directors, with three classes of directors; and

•

require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend the bylaws and certain provisions of the certificate of incorporation if the Sponsors and their respective affiliates (other than Allison Holdings) collectively cease to own more than 50% of our common stock.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Subject to certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In our amended and restated certificate of incorporation, we elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Section 203 of the DGCL defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Listing

Our common stock has been authorized for listing on the NYSE under the symbol “ALSN.”

Transfer Agent and Registrar

We have appointed American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have outstanding              shares of common stock and non-voting common stock. Of these shares,              shares of common stock will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors and our existing security holders, including the selling shareholders, have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. See “Underwriting.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after consummation of this offering; or

•	the average weekly trading volume in our shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

S-8 Registration Statement

In conjunction with this offering, we expect to file a registration statement on Form S-8 under the Securities Act, which will register up to             shares of common stock underlying stock options or restricted stock awards or reserved for issuance under our equity incentive plans. That registration statement will become effective upon filing, and             shares of common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described above.

Registration Rights

Pursuant to the amended and restated stockholders agreement, we have granted Carlyle and Onex the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them and other stockholders party to that agreement or to piggyback on such registration statements in certain circumstances. See “Certain Relationships and Related Party Transactions.” These shares will represent approximately             % of our outstanding common stock after this offering, or             % if the underwriters exercise their overallotment option in full. Subject to the amended and restated stockholder agreement, these shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, or be subject to differing interpretations, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This summary is limited to non-U.S. holders that purchase our common stock issued pursuant to this offering and that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a particular non-U.S. holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership or member in such other entity generally will depend on the status of the partner or member, upon the activities of the partnership or such other entity, and upon certain determinations made at the partner or member level. Accordingly, partnerships and other pass-through entities that hold our common stock and the partners in such partnerships and the members in such other entities are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock

As described in the section entitled “Dividend Policy,” we have not paid a dividend on our common stock in the past and do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any remaining amounts will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under the section entitled “— Dispositions of our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) of the gross amount of the dividends. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty that a non-U.S. holder relies upon, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will generally be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish a properly executed IRS Form W-8ECI (or applicable successor form) to us or our paying agent prior to the payment of such dividends.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty that a non-U.S. holder relies upon, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to

U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dispositions of our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” which we refer to as a USRPHC, at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate but may be offset by U.S. source capital losses.

Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-United States real property interests, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, five percent (5%) or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for such stock. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a United States person.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder, the name and address of the recipient, and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply in certain circumstances even if no withholding was required, including in the event that the dividends were effectively connected with the holder’s conduct of a U.S. trade or business or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of our common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

An additional withholding tax will apply to certain types of payments made to “foreign financial institutions” (as defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a “non-financial foreign entity” (as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Although under the Code these rules currently apply to applicable payments made after December 31, 2012, the IRS has recently issued a notice indicating that Treasury Regulations will be issued providing that the withholding provisions described above will apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2015. Prospective investors should consult their tax advisors regarding these rules.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC .
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
KeyBanc Capital Markets Inc.
SMBC Nikko Capital Markets Limited

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Pursuant to an engagement agreement, we retained Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We agreed to pay Solebury, only upon successful completion of this offering, a fee of $800,000 and, at our sole discretion, an additional potential incentive fee of $400,000. In determining whether we elect to award any or all of the incentive fee, we will consider the level of, and our satisfaction with, the services provided by Solebury throughout the initial public offering process. We also agreed to reimburse Solebury for reasonable and documented out–of–pocket expenses up to a maximum of $25,000 and have provided indemnification of Solebury pursuant to the engagement agreement. Solebury’s services include advice with respect to selection of underwriters for this offering, deal structuring, fee and economics recommendations, distribution strategy recommendations and preparation of presentation materials. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

The expenses of the offering, including expenses incurred by the selling stockholders but not including the underwriting discount, are estimated at $             million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

We and the selling stockholders have granted an option to the underwriters to purchase up to              additional shares and              additional shares, respectively, at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

We, our executive officers and directors and our existing security holders, including the selling stockholders, have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. For officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the two immediately preceding paragraphs shall govern with respect to their purchases. The representatives of the underwriters in their sole discretion may release any of the securities subject to such lock-up agreements at any time which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Our common stock has been authorized for listing on the NYSE under the symbol “ALSN.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, the Company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future net sales,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The representatives may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on Internet web sites maintained by the representatives. Other than the prospectus in electronic format, the information on the web sites of the representatives is not part of this prospectus.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us and the selling stockholders for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us and the selling stockholders in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Certain of the underwriters and their respective affiliates are holders of the Senior Cash Pay Notes, all or a portion of which will be repaid with the proceeds of this offering, the Senior Toggle Notes and the New Notes. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

As of August 5, 2011, the underwriters, collectively, together with their respective affiliates, did not hold more than 10% of the outstanding aggregate principal amount of the Company’s notes, and no underwriter individually, together with its affiliates, held more than 5% of the outstanding aggregate principal amount of the Company’s notes. The aggregate principal amount of notes held by the underwriters and their respective affiliates may change significantly from time to time.

Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were initial purchasers in connection with our October 2007 offering of the Senior Cash Pay Notes and the Senior Toggle Notes. Citigroup Global Markets Inc., Barclays Capital Inc. and Deutsche Bank Securities Inc. acted as dealer managers in our recent tender offer for any and all of our Senior Toggle Notes and as initial purchasers in our recent private placement of the New Notes.

Affiliates of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and SMBC Nikko Capital Markets Limited are lenders and/or agents under the Senior Secured Credit Facility. As a result of the May 13, 2011 amendment to the Senior Secured Credit Facility, affiliates of J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, Goldman, Sachs & Co., Barclays Capital Inc. and Deutsche Bank Securities Inc. have made commitments under the Senior Secured Credit Facility.

In addition, we have entered into interest rate swap agreements with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Deutsche Bank Securities Inc.

SMBC Nikko Capital Markets Limited is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside of the United States and, to the extent that the offering is within the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Nikko Securities America, Inc., or SMBC Nikko-SI, as permitted under applicable law. To that end, SMBC Nikko Capital Markets Limited and SMBC Nikko-SI have entered into an agreement pursuant to which SMBC Nikko-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC Nikko-SI, SMBC Nikko Capital Markets Limited will pay to SMBC Nikko-SI a mutually agreed-fee.

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

A. to “qualified investors” as defined in the Prospectus Directive, including:

(a) (in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b) (in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B. to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Switzerland

The Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Issuer, the Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

VALIDITY OF COMMON STOCK

The validity of the shares being sold in this offering will be passed upon for us and the selling stockholders by Latham & Watkins LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, NY.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus and the financial statement schedule included in the Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 pursuant to the Securities Act of 1933, as amended, covering the common stock being offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this web site.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act pursuant to Section 13 thereof. Our filings with the SEC (other than those exhibits specifically incorporated by reference into the registration statement of which this prospectus forms a part) are not incorporated by reference into this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Allison Transmission Holdings, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and stockholders’ equity (deficit) present fairly, in all material respects, the financial position of Allison Transmission Holdings, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presented with these financial statements presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana

March 18, 2011

Allison Transmission Holdings, Inc.

Consolidated Balance Sheets

(dollars in millions, except share data)

	December 31, 2010	December 31, 2009
ASSETS
Current Assets
Cash and cash equivalents	$252.2	$153.1
Accounts receivables — net of allowance for doubtful accounts of $2.8 and $1.8, respectively	171.1	196.9
Inventories	147.9	136.7
Other current assets	74.3	26.6

Total Current Assets	645.5	513.3

Property, plant & equipment — net	595.3	621.1
Intangible assets — net	2,018.1	2,172.0
Goodwill	1,941.0	1,941.0
Other non-current assets	110.5	163.4

TOTAL ASSETS	$5,310.4	$5,410.8

LIABILITIES
Current Liabilities
Accounts payable	$138.3	$135.4
Product warranty liability	35.7	34.1
Current portion of long term debt	31.0	31.0
Notes payable	2.4	2.2
Deferred revenue	14.8	12.4
Other current liabilities	195.3	178.5

Total Current Liabilities	417.5	393.6

Product warranty liability	92.8	141.6
Deferred revenue	41.4	32.3
Long term debt	3,637.7	3,840.9
Deferred income taxes	175.3	120.9
Other non-current liabilities	204.0	144.9

TOTAL LIABILITIES	4,568.7	4,674.2
Commitments and contingencies (see NOTE 16)

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value, 180,000,000 shares authorized, 149,500,000 issued and outstanding	1.5	1.5
Non-voting common stock, $0.01 par value, 20,000,000 shares authorized, 3,579,740 issued and 3,559,740 outstanding	—	—
Preferred stock, $0.01 par value, 20,000,000 shares authorized, none issued and outstanding	—	—
Treasury stock	(0.2)	(0.2)
Paid in capital	1,553.1	1,544.6
Accumulated deficit	(786.7)	(816.3)
Accumulated other comprehensive (loss) income, net of tax	(26.0)	7.0

TOTAL STOCKHOLDERS’ EQUITY	741.7	736.6

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$5,310.4	$5,410.8

The accompanying notes are an integral part of the consolidated financial statements.

Allison Transmission Holdings, Inc.

Consolidated Statements of Operations

(dollars in millions, except share data)

	Year ended December 31,
	2010	2009	2008
Net sales	$1,926.3	$1,766.7	$2,061.4
Cost of sales	1,098.1	1,146.9	1,325.5

Gross profit	828.2	619.8	735.9
Selling, general and administrative expenses	384.9	391.2	412.6
Engineering — research and development	101.5	89.7	88.6
Trade name impairment	—	190.0	179.8

Operating income (loss)	341.8	(51.1)	54.9
Interest income	3.5	1.4	5.1
Interest expense	(281.0)	(235.6)	(391.0)
Other income, net	19.0	2.8	40.0

Income (Loss) before income taxes	83.3	(282.5)	(291.0)
Income tax expense	(53.7)	(41.4)	(37.1)

Net income (loss)	$29.6	$(323.9)	$(328.1)

Basic and diluted earnings (loss) per share attributable to common stockholders	$0.19	$(2.12)	$(2.14)

The accompanying notes are an integral part of the consolidated financial statements.

Allison Transmission Holdings, Inc.

Consolidated Statements of Cash Flows

(dollars in millions)

	Year ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$29.6	$(323.9)	$(328.1)
Add (deduct) items included in net income (loss) not using (providing) cash:
Amortization of intangible assets	154.2	155.9	156.5
Depreciation of property, plant and equipment	99.6	105.9	106.6
Deferred income taxes	51.5	37.3	30.5
Unrealized loss (gain) on derivatives	28.8	(30.3)	59.7
Amortization of deferred financing costs	11.6	12.3	12.9
Stock-based compensation	8.5	7.3	7.1
Gain on repurchases of long-term debt	(3.3)	(8.9)	(21.0)
Accretion of assumed non-current assets and liabilities	1.0	5.0	8.6
Trade name impairment	—	190.0	179.8
Loss on Old GM OPEB Receivable	—	36.6	—
Capitalized accrued interest on Senior Toggle Notes	—	28.6	—
Restructuring charges	—	12.6	—
Realized gain on interest rate derivatives	—	(4.9)	—
Pension curtailment adjustment	—	(1.3)	—
Net change in Old GM OPEB Receivable / Payable	—	—	(14.6)
Other	1.1	0.3	(0.3)

Changes in assets and liabilities:
Accounts receivable	23.7	11.8	66.1
Inventories	(11.8)	18.1	24.2
Accounts payable	3.2	(53.1)	(18.4)
Other assets and liabilities	(8.8)	(30.6)	(1.5)

Net cash provided by operating activities	388.9	168.7	268.1
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions of long-lived assets	(73.8)	(88.2)	(75.3)
Collateral for interest rate derivatives	(21.8)	(22.0)	—
Purchase of available-for-sale securities	—	(3.4)	—
Proceeds from disposal of assets	0.3	0.4	0.4

Net cash used for investing activities	(95.3)	(113.2)	(74.9)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net capital contribution	—	—	0.4
Repurchases of long-term debt	(91.9)	(74.3)	(115.2)
Payments on long-term debt	(106.0)	(52.2)	(73.3)
Payments on notes payable	—	(8.9)	—

Net cash used for financing activities	(197.9)	(135.4)	(188.1)
Effect of exchange rate changes on cash	3.4	(4.9)	1.7

Net increase (decrease) in cash and cash equivalents	99.1	(84.8)	6.8
Cash and cash equivalents at beginning of period	153.1	237.9	231.1

Cash and cash equivalents at end of period	$252.2	$153.1	$237.9

Supplemental disclosures:
Interest paid	$239.1	$242.5	$334.2
Income taxes paid	$2.2	$5.5	$4.3

The accompanying notes are an integral part of the consolidated financial statements.

Allison Transmission Holdings, Inc.

Consolidated Statements of Stockholders’ Equity

(dollars in millions)

	Common Stock	Non-voting Common Stock	Preferred Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), net of tax	Stockholders’ Equity
Balance at December 31, 2007	$1.5	$—	$—	$—	$1,529.6	$(164.3)	$5.8	$1,372.6
Additional investment	—	—	—	—	0.6	—	—	0.6
Treasury stock purchase	—	—	—	(0.2)	—	—	—	(0.2)
Stock-based compensation	—	—	—	—	7.1	—	—	7.1
Pension and OPEB liability adjustment	—	—	—	—	—	—	(36.1)	(36.1)
Foreign currency translation adjustment	—	—	—	—	—	—	(0.4)	(0.4)
Net loss	—	—	—	—	—	(328.1)	—	(328.1)

Balance at December 31, 2008	$1.5	$—	$—	$(0.2)	$1,537.3	$(492.4)	$(30.7)	$1,015.5
Stock-based compensation	—	—	—	—	7.3	—	—	7.3
Pension and OPEB liability adjustment	—	—	—	—	—	—	34.5	34.5
Foreign currency translation adjustment	—	—	—	—	—	—	1.7	1.7
Available-for-sale securities	—	—	—	—	—	—	1.5	1.5
Net loss	—	—	—	—	—	(323.9)	—	(323.9)

Balance at December 31, 2009	$1.5	$—	$—	$(0.2)	$1,544.6	$(816.3)	$7.0	$736.6
Additional investment	—	—	—	—	0.1	—	—	0.1
Stock-based compensation	—	—	—	—	8.4	—	—	8.4
Pension and OPEB liability adjustment	—	—	—	—	—	—	(31.9)	(31.9)
Foreign currency translation adjustment	—	—	—	—	—	—	0.1	0.1
Available-for-sale securities	—	—	—	—	—	—	(1.2)	(1.2)
Net income	—	—	—	—	—	29.6	—	29.6

Balance at December 31, 2010	$1.5	$—	$—	$(0.2)	$1,553.1	$(786.7)	$(26.0)	$741.7

The accompanying notes are an integral part of the consolidated financial statements.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements

NOTE 1.    OVERVIEW

Overview

Allison Transmission Holdings, Inc. and its subsidiaries (the “Company,” “Successor,” “our,” “us,” “we” or “Allison”), design and manufacture commercial and military fully-automatic transmissions.

The business was founded in 1915 and has been headquartered in Speedway, Indiana since inception. The Company has approximately 2,750 employees and 12 different transmission product lines. Although approximately 82% percent of revenues are generated in North America, the Company has a global presence by serving customers in Europe, Asia, South America and Africa. The Company serves customers through an independent network of approximately 1,500 independent distributor and dealer locations worldwide.

Since the introduction of the Company’s first fully-automatic transmission over 60 years ago, the Company’s products have gained acceptance in a variety of applications, including on-highway trucks (distribution, refuse, construction, fire and emergency), buses (primarily school and transit), motor homes, off-highway vehicles and equipment (primarily energy, mining and construction) and military vehicles (wheeled and tracked). The Company has developed over 100 different product models that are used in more than 2,500 different vehicle configurations, which are compatible with more than 500 combinations of engine brands, models and ratings. The Company also sells support equipment and Allison-branded replacement parts for the Company’s transmissions and remanufactured transmissions for use in the vehicle aftermarket.

History

The Company was formerly known as Allison Transmission (the “Predecessor”), an operating unit of General Motors Corporation, which, in the course of its bankruptcy proceeding was renamed Motors Liquidation Company (“Old GM”). On August 7, 2007 (the “Acquisition Date”), substantially all of the assets and liabilities of the Predecessor were acquired by the Company, under an Asset Purchase Agreement (the “Asset Purchase Agreement”) dated June 28, 2007 and entered into between Clutch Operating Company, Inc., a Delaware corporation owned by investment funds affiliated with The Carlyle Group and Onex Corporation (collectively the “Sponsors”), and Old GM, the direct parent of the Predecessor, pursuant to which the Company acquired certain equity interests of, and certain assets and liabilities held by, direct and indirect operating subsidiaries of Old GM (the “Acquisition Transaction”). After completion of the Acquisition Transaction, Clutch Holdings, Inc., changed its name to Allison Transmission Holdings, Inc. (“Holdings”) and Clutch Operating Company, Inc. changed its name to Allison Transmission, Inc. In addition to the Asset Purchase Agreement, the Company entered into a Transition Services Agreement (the “Transition Services Agreement”) under which Old GM provided services to the Company. The agreement covered such services as information technology, human resources, payroll, Accounts receivable, Accounts payable and some engineering, among others, and generally allowed up to 18 months of transitional services depending on the service and the Company’s ability to develop such services on its own.

On July 10, 2009, General Motors Company (“GM”) emerged from bankruptcy. On August 3, 2009, the Company and GM finalized an agreement (the “Cure Agreement”), pursuant to which GM assumed certain contracts and agreements between the Company and Old GM, including among others, the Asset Purchase Agreement, the Transition Services Agreement and certain other intellectual property and software license agreements, lease agreements, engineering services agreements, proving grounds use agreements, an employee matter agreement, a contract manufacturing agreement and a hybrid co-branding agreement. GM also assumed certain other commercial contracts, arrangements and purchase orders with the Company in connection with conducting its business.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 1.    OVERVIEW (Continued)

Recent Developments

During the fourth quarter of 2010, the Company and General Motors — Powertrain Hungary, Ltd. (“GM-PTH”) entered into an agreement to terminate a current contract manufacturing agreement related to production of its medium- and heavy-duty transmissions. The current agreement has been replaced with a new agreement that will expire in the second quarter of 2016. As part of the new agreement, the Company will provide a facility and inventory components for production of Allison transmissions while GM-PTH will provide the personnel and technical resources to manufacture the transmissions. The Company commenced construction of a new facility in Szentgotthard, Hungary in the fourth quarter of 2010 and expects to be completed with the facility by 2011. Production at the facility is expected to begin during 2011.

The termination of the original agreement resulted in the Company eliminating a severance reserve of $3.4 million that had been required under the original agreement. In addition, the Company expects to invest approximately $14.5 million to construct a new manufacturing facility in Hungary. The Company expects the operating costs incurred under the new agreement to remain approximately the same as the costs incurred under the original agreement.

During the fourth quarter of 2010, the Company committed to expand its production in its Chennai, India facility by manufacturing components for our global manufacturing operations as well as assembling transmission products for emerging markets. Production is expected to commence during the second half of 2012.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements as of December 31, 2010 and 2009 have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The information herein reflects all normal recurring material adjustments, which are, in the opinion of management, necessary for the fair presentation of the results for the periods presented. The consolidated financial statements herein consist of all wholly-owned domestic and foreign subsidiaries with all significant intercompany transactions eliminated.

These consolidated financial statements present the results of operations, financial position, cash flows and statements of equity. Certain reclassifications have been made in the consolidated financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income, total stockholders’ equity or cash flows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Significant estimates include, but are not limited to, allowance for doubtful accounts, sales allowances, fair market values and future cash flows associated with Goodwill, indefinite life intangibles, long-lived asset impairment tests, useful lives for depreciation and amortization, warranty liability, determination of discount and other assumptions for pension and other post-retirement benefit (“OPEB”) expense, income taxes and deferred tax valuation allowances, lease classification, derivative valuation, and contingencies. The Company’s accounting policies involve the application of judgments and assumptions made by management that include inherent risks and uncertainties. Actual results could differ materially from these estimates. Changes in estimates are recorded in results of operations in the period that the events or circumstances giving rise to such changes occur.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment Reporting

In accordance with the FASB’s authoritative accounting guidance on segment reporting, the Company has one operating segment and reportable segment. The Company is in one business, which is in the manufacturing and distribution of fully-automatic transmissions.

Government Grants

The Company recognizes government grants when there is reasonable assurance that the Company will comply with the conditions attached to the grant arrangement and the funds will be received. When the government grants relate to reimbursement of costs, the grant income is recognized in Other income, net in the Consolidated Statements of Operations. When the government grants relate to a reimbursement of capital expenditures, the grants are recognized as a reduction of the basis of the assets in the Consolidated Balance Sheets.

Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly-liquid investments with original maturities of 90 days or less. Under the Company’s cash management system, checks issued but not presented to banks may result in book overdraft balances for accounting purposes and are classified within Accounts payable in the Consolidated Balance Sheets. The change in book overdrafts is reported as a component of operating cash flows for Accounts payable.

Marketable Securities

The Company determines the appropriate classification of all marketable securities as “held-to-maturity,” “available-for-sale” or “trading” at the time of purchase, and re-evaluates such classifications as of each balance sheet date. As of December 31, 2010, the Company’s only marketable security was classified as available-for-sale.

Available-for-sale securities are carried at fair value with the unrealized gain or loss, net of tax, reported in Accumulated other comprehensive income (“AOCI”). Unrealized losses considered to be “other-than-temporary” are recognized in income. The fair value of the Company’s investment securities is determined by currently available market prices. See NOTE 6 for more details.

Allowance for Doubtful Accounts

The allowance for doubtful trade accounts receivable reflects estimated losses to be incurred in the collection of the receivables. Estimated losses are based on historical collection experience as well as a review by management of the current status of all receivables. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market. The Company determines cost using the first-in, first-out method. The Company analyzes inventory on a periodic basis to determine whether it is excess or obsolete inventory. Any decline in carrying value of estimated excess or obsolete inventory is recorded as a reduction of inventory and as an expense included in Cost of sales in the period it is identified.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation expense is recorded using the straight-line method over the following estimated lives:

Range in Years
Land improvements	5 – 30
Buildings and building improvements	10 – 40
Machinery and equipment	2 – 20
Software	2 – 5
Special tools	2 – 10

Software represents the costs of software developed or obtained for internal use. Software costs are amortized on a straight-line basis over their estimated useful lives. Software assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable over the remaining lives of the assets. Upgrades and enhancements are capitalized if they result in added functionality, which enables the software to perform tasks it was previously incapable of performing. Software maintenance, training, data conversion and business process reengineering costs are expensed in the period in which they are incurred.

Special tooling represents the costs to design and develop tools, dies, jigs and other items owned by the Company and used in the manufacture of components by suppliers under long-term supply agreements. Special tooling is depreciated over the tool’s expected life. Special tooling used in the development of new technology is expensed as incurred. Engineering, testing and other costs incurred in the design and development of production parts are expensed as incurred.

Impairment of Long-Lived Assets

The carrying value of long-lived assets is evaluated whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Events or circumstances that would result in an impairment review primarily include a significant change in the use of an asset, or the planned sale or disposal of an asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the assets exceeds its fair value.

Assumptions and estimates used to determine cash flows in the evaluation of impairment and the fair values used to determine the impairment are subject to a degree of judgment and complexity. Any changes to the assumptions and estimates resulting from changes in actual results or market conditions from those anticipated may affect the carrying value of long-lived assets and could result in an impairment charge.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price paid over the fair value of net assets acquired. In accordance with the Financial Accounting Standards Board (“FASB”) authoritative accounting guidance on Goodwill and Other intangibles, the Company does not amortize Goodwill but rather evaluates it for impairment on an annual basis or more often if events or circumstances change that could cause Goodwill to become impaired. The Company has elected to perform its annual impairment test on October 31 of every year.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other intangible assets have both indefinite and finite useful lives. Intangible assets with indefinite useful lives are not amortized but are tested annually on October 31 for impairment or more often if events or circumstances change that could cause impairment. The Company has one indefinite life intangible, its Trade name. Intangible assets with finite lives are amortized over their estimated useful lives and reviewed for impairment when circumstances change that would create a triggering event. Customer relationships are amortized over the life in which expected benefits are to be consumed. The remaining finite useful life intangibles are amortized on a straight-line basis over their useful lives. The Company evaluates the remaining useful life of intangible assets on a periodic basis to determine whether events or circumstances warrant a revision to the remaining useful life.

The result of the 2010 annual impairment test indicated that the fair value of Goodwill and Trade name each exceeded its carrying, or book value, and therefore the recorded Goodwill and Trade name were not subject to impairment.

In the second quarter of 2009, the Company recorded a Trade name impairment charge of $190.0 million. The impairment charge was triggered by lower projected Net sales as a result of weak general economic conditions at that time.

In the fourth quarter of 2008, the Company recorded a Trade name impairment charge of $179.8 million as a result of its annual impairment test. The impairment was driven principally by an increase in the discount factor that was in effect on the measurement date and lower projected Net sales as a result of general economic conditions at that time.

The valuation of the Trade name intangible was derived from an income approach by which the relief from royalty method was applied valuing the savings as cash flow. The relief from royalty method requires assumptions be made concerning forecasted Net sales, a discount rate, and a royalty rate. The underlying concept of the relief from royalty method is that the value of the Trade name can be estimated by determining the cost savings the Company achieves by not having to license the Trade name. Changes in projections or estimates, a deterioration of operating results and the related cash flow effect or a significant increase in the discount rate could decrease the estimated fair value and result in future impairments. NOTE 5 provides further information on Goodwill and Other intangible assets.

Deferred Financing Costs

Deferred financing costs are stated at cost as a component of other non-current assets and amortized over the life of the related debt using the effective interest method. Amortization of deferred financing costs is recorded as part of interest expense and totaled $11.6 million, $12.3 million and $12.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Financial Instruments

The Company’s cash equivalents are invested in U.S. Government backed securities and recorded at fair value in the Consolidated Balance Sheets.

The carrying values of Accounts receivable, Accounts payable and short-term debt approximate fair value due to their short-term nature.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s financial derivative instruments, including interest rate swaps, foreign currency and commodity forward contracts, are carried at fair values on the Consolidated Balance Sheets. Refer to NOTE 6 for more detail.

The Company’s long-term debt obligations are carried at historical amounts with the Company providing fair value disclosure in NOTE 7.

Insurable Liabilities

The Company records liabilities for its medical, workers’ compensation, long-term disability, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated based upon historical claims experience. In December 2008, the Company implemented an insurance-based coverage program for long-term disability, thus eliminating the requirement to record future liabilities related to long-term disability. However, employees on disability at the time of the change who remain on disability will continue to be covered under the Company’s previous program.

Revenue Recognition

The Company records sales when title has transferred to the customer, there is evidence of an agreement, the sales price is fixed and determinable, and the collection of the related accounts receivable is reasonably assured. The Company sells extended transmission coverage (“ETC”) for which sales are deferred. ETC sales are recognized ratably over the period of the ETC, which typically ranges from three to five years. Distributor and customer sales incentives, consisting of allowances and other rebates, are estimated at the time of sale based upon our history and experience and are recorded as a reduction to Net sales. Incentive programs are generally product specific or region specific. Some factors used in estimating the cost of incentives include the number of transmissions that will be affected by the incentive program and rate of acceptance of any incentive program. If the actual number of affected transmissions differs from this estimate, or if a different mix of incentives is actually paid, the impact on Net sales would be recorded in the period that the change was identified. Consideration to commercial customers recorded as a reduction of Net sales in the Consolidated Statements of Operations included $55.6 million, $61.1 million and $73.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Sales under U.S. government production contracts are recorded when the product is accepted and title has transferred to the U.S. government. Under the terms of the U.S. government contracts, there are certain price reduction clauses and provisions for potential price reductions which are estimated at the time of sale based upon our history and experience and are recorded as a reduction to net sales. Potential reductions may be attributed to a change in projected sales volumes or plant efficiencies which impact overall costs. As of December 31, 2010 and 2009, the Company had $25.1 million and $24.8 million recorded in the price reduction reserve account, respectively.

The Company classifies shipping and handling costs billed to customers in Net sales and shipping and handling costs in Cost of sales, in accordance with authoritative accounting guidance.

The Company contracts with various third parties to provide engineering services. These services are recorded as Net sales in accordance with the terms of the contract. The saleable engineering recorded was $14.4 million, $14.5 million and $19.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The associated costs are recorded in Cost of sales.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pursuant to an ancillary agreement between the Company and Old GM, assumed by GM, the parties provided engineering services to each other through 2010. The Company incurred $0.0 million, $4.7 million and $8.4 million of expense related to the engineering service agreement offset by $0.0 million, $0.5 million and $8.4 million of engineering revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

Warranty

Provisions for estimated expenses related to product warranties are made at the time products are sold. Warranty claims arise when a transmission fails while in service during the relevant warranty period. The warranty reserve is provided for by adjusting Selling, general and administrative expenses by an amount based on the Company’s current and historical warranty claims paid and associated repair costs. These estimates are established using historical information including the nature, frequency, and average cost of warranty claims and are adjusted as actual information becomes available. Costs associated with ETC programs are recorded as incurred during the extended warranty period. From time to time, the Company may get involved in a specific field action program. As a result of the uncertainty surrounding the nature and frequency of specific field action programs, the liability for such programs is recorded when the Company commits to an action. The Company reviews and assesses the liability for these programs on a quarterly basis. The Company also assesses its ability to recover certain costs from its suppliers and record a receivable from the supplier when it believes a recovery is probable.

The Company’s current product warranty liabilities as of December 31, 2010 are made up of two components. The first is identified as the liabilities arising subsequent to the Acquisition Transaction and related to the Successor. The second is identified as the liabilities existing prior to the acquisition and related to the Predecessor. All deferred revenue recorded under the ETC program by the Predecessor was retained by Old GM at the time of the Acquisition Transaction. Thus, the Company recorded all pre-existing product warranty liabilities and estimated costs for ETC policies sold prior to the Acquisition Transaction at a present value with accretion recorded as part of Interest expense in the Consolidated Statements of Operations.

Research and Development

The Company incurs costs in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged to Engineering — research and development as incurred.

Foreign Currency Translation

Most of the subsidiaries outside the United States prepare financial statements in currencies other than the U.S. dollar. The functional currency for all these subsidiaries is the local currency, except for the Company’s Hong Kong subsidiary which currently uses the U.S. dollar as its functional currency and is translated at period-end exchange rates for assets and liabilities and monthly weighted-average exchange rates for revenues and expenses. The translation gains (losses) are stated as a component of AOCI as disclosed in NOTE 15.

Derivative Instruments

In the normal course of business, the Company is exposed to fluctuations in interest rates, foreign currency exchange rates, and commodity prices. The risk is managed through the use of financial derivative instruments including interest rate swaps, and foreign currency and commodity forward contracts. Despite the fact that the Company has not elected hedge accounting treatment on nearly all of its derivative instruments, the contracts are

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

used strictly as an economic hedge and not for speculative purposes. As necessary, the Company adjusts the values of the derivative instruments for counter-party or credit risk. NOTE 8 provides further information on the accounting treatment of the Company’s derivative instruments.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The future tax benefits associated with operating loss and tax credit carryforwards are recognized as deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The need to establish a valuation allowance against the deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold, in accordance with the FASB’s authoritative accounting guidance on income taxes. Appropriate consideration is given to all positive and negative evidence related to that realization. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, experience with tax attributes expiring unused, and tax planning alternatives. The weight given to these considerations depends upon the degree to which they can be objectively verified.

Share-Based Compensation

The Company maintains a stock-based compensation plan which allows employees (including executive officers), consultants and directors to receive awards of options to purchase shares of common stock. The Company has adopted the FASB’s authoritative accounting guidance on share-based payments and recognizes the fair value of the awards under the modified prospective method of adoption. The accounting guidance also requires that forfeitures be estimated over the vesting period of an award instead of being recognized as a reduction of compensation expense when the forfeiture actually occurs.

Pension and Post-retirement Benefit Plans

For pension and OPEB plans in which employees participate, costs are determined within the FASB’s authoritative accounting guidance set forth in employers’ defined benefit pensions including accounting for settlements and curtailments of defined benefit pension plans, termination of benefits and accounting for post-retirement benefits other than pensions. In accordance with the authoritative accounting guidance, the Company recognizes the funded status of its defined benefit pension plans and OPEB plan in its Consolidated Balance Sheets with a corresponding adjustment to AOCI, net of tax.

Post-retirement benefit costs consist of service cost, interest cost on accrued obligations and the expected return on assets (calculated using a smoothed market value of assets). Any difference between actual and expected returns on assets during a year and actuarial gains and losses on liabilities together with any prior service costs are charged (or credited) to income over the average remaining service lives of employees.

The benefit cost components shown in the Consolidated Statements of Operations are based upon certain data specific to the Company, actuarial assumptions that were used for OPEB accounting disclosures, and certain allocation methodologies such as population demographics.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued authoritative accounting guidance to require disclosure of transfers between the observable input categories and activity in the unobservable input category for fair value measurements. The guidance also requires disclosures about the inputs and valuation techniques used to measure fair value. This guidance became effective for companies interim and annual reporting periods beginning January 1, 2010. The Company’s adoption of this accounting guidance did not have an impact on its financial condition and results of operations.

In October 2009, the FASB issued authoritative accounting guidance on multiple-deliverable arrangements to enable vendors to account for products and services (deliverables) separately rather than as a combined unit. The objective of the guidance is to address the timing of revenue recognition as it relates to the delivery of multiple products or services. It addresses how the vendor should separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. If a vendor does not have appropriate evidence for the undelivered elements in an arrangement, the revenue associated with both delivered and undelivered elements are combined into one unit of accounting. Any revenue attributable to the delivered products is then deferred and recognized as the undelivered elements are delivered by the vendor. This guidance was effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. The Company’s adoption of this guidance on January 1, 2011 did not have a material impact on its consolidated financial statements.

NOTE 3.    INVENTORIES

Inventories consisted of the following components (dollars in millions):

	December 31, 2010	December 31, 2009
Purchased parts and raw materials	$67.2	$74.6
Work in progress	7.1	8.0
Service parts	44.8	39.7
Finished goods	28.8	14.4

Total inventories	$147.9	$136.7

Inventory components shipped to third parties, primarily cores, parts to re-manufacturers, and contract manufacturers, in which the Company has an obligation to buyback, are included in purchased parts and raw materials, with an offsetting liability in Other current liabilities.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 4.    PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment are as follows (dollars in millions):

	December 31, 2010	December 31, 2009
Land and land improvements	$15.0	$12.7
Buildings and building improvements	212.5	205.7
Machinery and equipment	439.1	421.8
Software	79.8	74.5
Special tools	152.9	96.6
Construction in progress	38.9	55.7

Total property, plant and equipment	938.2	867.0
Accumulated depreciation and amortization	(342.9)	(245.9)

Property, plant and equipment (net)	$595.3	$621.1

Depreciation and amortization of property, plant and equipment included $99.6 million, $105.9 million and $106.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 5.    GOODWILL AND OTHER INTANGIBLE ASSETS

The following presents a summary of goodwill and other intangible assets (dollars in millions):

	Expected useful life (years)	December 31, 2010	December 31, 2009
Goodwill	Indefinite	$1,941.0	$1,941.0

Other intangible assets:
Trade name	Indefinite	$870.0	$870.0
Customer relationships — military	18.5	62.3	62.3
Customer relationships — commercial	16.5	831.8	831.8
Proprietary technology	12.5	476.3	476.3
Non-compete agreement	10.0	17.3	17.3
Patented technology — military	8.5	28.2	28.2
Tooling rights	6.0	4.5	4.2
Patented technology — commercial	5.5	260.6	260.6

Other intangible assets — gross		2,551.0	2,550.7
Less: accumulated amortization		(532.9)	(378.7)

Other intangible assets — net		$2,018.1	$2,172.0

As of December 31, 2010, the net value of our Goodwill and other intangibles was $3,959.1 million. The Company’s 2010 annual goodwill impairment test indicated that the fair value of the reporting unit exceeded its carrying value of net assets by 40%, indicating no impairment. The fair value was determined utilizing a discounted cash flow model which includes key assumptions. Key assumptions incorporated into the analysis comprised of net sales growth derived from market information, industry reports, marketing programs and future new product introductions; operating margin improvements derived from cost reduction programs and fixed cost leverage driven by higher sales volumes; and a risk-adjusted discount rate. Events or circumstances that could unfavorably impact the key assumptions include lower net sales driven by market conditions, our inability to

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 5.    GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

execute on marketing programs and/or delay in the introduction of new products; lower gross margins as a result of market conditions or failure to obtain forecasted cost reductions; or higher discount rate as a result of market conditions. While unpredictable and inherently uncertain, the Company believes its forecast estimates were reasonable and incorporate information that market participants would use in their estimates of fair value.

The Company’s 2010 annual trade name impairment test indicated that the fair value of the trade name exceeded its carrying value by 13%, indicating no impairment. The fair value was determined utilizing an income approach by which the relief from royalty method was applied. Key assumptions incorporated into the analysis were net sales growth derived from market information, industry reports, marketing programs and new production introductions; and risk-adjusted discount rates. Events or circumstances that could unfavorably impact the key assumptions include lower net sales driven by market conditions, our inability to execute on marketing programs and/or delay in introduction of new products; and higher discount rate as a result of market conditions. While unpredictable and inherently uncertain, the Company believes its forecast estimates are reasonable and incorporate those that market participants would use in their estimates of fair value.

The expected tax basis for Goodwill and Trade name deductions were $1,523.0 million and $2,256.0 million as of December 31, 2010 and $1,651.4 million and $2,450.5 million as of December 31, 2009, respectively.

Amortization expense related to Other intangible assets for the next five years and thereafter is expected to be (dollars in millions):

	2011	2012	2013	2014	2015	Thereafter
Amortization expense	$151.9	$150.0	$105.3	$98.8	$97.1	$545.0

NOTE 6.    FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the FASB’s authoritative accounting guidance on fair value measurements, fair value is the price (exit price) that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and utilizes the best available information that maximizes the use of observable inputs and minimizes the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. The accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by the relevant guidance are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and publicly traded bonds.

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors,

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 6.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to authoritative accounting guidance and includes, in Level 3, all of those whose fair value is based on significant unobservable inputs. As of December 31, 2010, the Company did not have any Level 3 financial assets or liabilities.

The Company’s assets and liabilities that are measured at fair value include cash equivalents, available-for-sale securities and derivatives. The Company’s cash equivalents consist of short-term U.S. Government backed securities. The Company’s available-for-sale securities consist of ordinary shares of Torotrak associated with a license and exclusivity agreement with Torotrak. Torotrak’s listed shares are traded on the London Stock Exchange under the ticker symbol “TRK.” The Company’s derivative instruments consist of interest rate swaps, and foreign currency and commodity forward contracts.

The Company’s valuation techniques used to fair value cash equivalents and available-for-sale securities represents a market approach in active markets for identical assets that qualifies as Level 1 in the fair value hierarchy. The Company’s valuation techniques used to calculate the fair value of derivatives represents a market approach with observable inputs that qualify as Level 2 in the fair value hierarchy.

The foreign currency contracts consist of forward rate contracts which are intended to hedge exposure of transactions denominated in certain currencies and reduce the impact of currency price volatility on the Company’s financial results. The commodity contracts consist of forward rate contracts which are intended to hedge exposure of transactions involving purchases of component parts containing aluminum and reduce the impact of aluminum price volatility on the Company’s financial results.

For its foreign currency derivatives, the Company uses independent valuations which use the current spot market data adjusted for the time value of money. The foreign currency hedges have been accounted for within the authoritative accounting guidance set forth on accounting for derivative instruments and hedging activities and have been recorded at fair value based upon quoted market rates. The fair values are included in other current or non-current assets and liabilities in the Consolidated Balance Sheets. For the foreign currency derivatives that qualify for hedge accounting, the Company recognizes the unrealized gains and losses arising from the revaluation of the contracts in AOCI, net of tax in the Consolidated Balance Sheets. For the foreign currency derivatives in which the Company has not elected hedge accounting, the unrealized gains and losses from the revaluation of the contracts are recorded in Other income, net in the Consolidated Statements of Operations. As of December 31, 2010, the Company elected not to apply hedge accounting to any of its foreign currency contracts.

For its commodity derivatives, the Company uses independent valuations which use current quoted market rates adjusted for the time value of money. The fair values are included in Other current and non-current assets in the Consolidated Balance Sheets. The Company has not elected hedge accounting treatment for these commodity contracts and, as a result, unrealized fair value adjustments and realized gains or losses will be charged directly to Other income, net in the Consolidated Statements of Operations.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 6.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

For its interest rate derivatives, the Company uses independent valuations which approximate the current economic value of the swaps and collar using prices and rates at the average of the estimated bid and offer for the respective underlying assets. The floating-to-fixed interest rate swaps and collar are based on the London Interbank Offered Rate (“LIBOR”) which is observable at commonly quoted intervals. The fair values are included in other current and non-current assets and liabilities in the Consolidated Balance Sheets. The Company has not elected hedge accounting treatment for the interest rate swaps and collar and, as a result, fair value adjustments are charged directly to Interest expense in the Consolidated Statements of Operations.

The following table summarizes the fair value of our financial assets and (liabilities) as of December 31 (dollars in millions):

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		TOTAL
	2010	2009	2010	2009	2010	2009
Cash equivalents	$117.9	$47.9	$—	$—	$117.9	$47.9
Available-for-sale securities	4.9	6.3	—	—	4.9	6.3
Derivative assets	—	—	5.8	7.1	5.8	7.1
Derivative liabilities	—	—	(70.8)	(42.9)	(70.8)	(42.9)

Total	$122.8	$54.2	$(65.0)	$(35.8)	$57.8	$18.4

NOTE 7.    DEBT

Long-term debt and maturities are as follows (dollars in millions):

	December 31, 2010	December 31, 2009
Long-term debt:
Senior Secured Credit Facility, variable, due 2014	$2,685.4	$2,888.6
Senior Cash Pay Notes, fixed 11.00%, due 2015	478.0	478.0
Senior Toggle Notes, fixed 11.25%, PIK 12.00%, due 2015	505.3	505.3

Total long-term debt	3,668.7	3,871.9
Less: current maturities of long-term debt	31.0	31.0

Total long-term debt less current portion	$3,637.7	$3,840.9

Principal payments required on long-term debt during the next five years are $31.0 million in 2011, $31.0 million in 2012, $31.0 million in 2013, $2,592.4 million in 2014, and $983.3 million in 2015.

As of December 31, 2010, the Company had $2,685.4 million of indebtedness associated with the Senior Secured Credit Facility due August 2014. The Company also had indebtedness of $478.0 million of 11.0% senior notes due November 2015 (the “Senior Cash Pay Notes”) and $505.3 million of 11.25% senior toggle notes due November 2015 (the “Senior Toggle Notes” and, together with the Senior Cash Pay Notes, the “Senior Notes”).

The fair value of the Company’s long-term debt obligations as of December 31, 2010 is $3,680.3 million. The fair value is based on quoted market yields as of December 31, 2010. The difference between the fair value and carrying value of the Company’s long-term debt is driven primarily, but not entirely, by the recent upward trend of the financial markets.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 7.    DEBT (Continued)

Senior Secured Credit Facility

In 2007, the Company entered into a Senior Secured Credit Facility having a term loan in the amount of $3,100 million with a maturity date of August 2014 with Citigroup Global Markets Inc., Lehman Brothers Inc., and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint bookrunners, Lehman Brothers Commercial Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated as syndication agents, Sumitomo Mitsui Banking Corporation as documentation agent and co-arranger, and Citicorp North America, Inc., as administrative agent (the “Senior Secured Credit Facility”). The Senior Secured Credit Facility is collateralized by a lien on substantially all assets of the Company. Interest on the term loan is variable and currently is equal to the LIBOR plus an applicable margin based on the Company’s total senior secured leverage ratio. As of December 31, 2010 this rate was approximately 3.03%. The Senior Secured Credit Facility requires minimum quarterly principal payments of $7.75 million on the term loan, which commenced December 2007, as well as prepayments from certain net cash proceeds of non-ordinary course asset sales and casualty and condemnation events and from a percentage of excess cash flow, if applicable. The remaining principal balance of the term loan is due upon maturity. In accordance with the Senior Secured Credit Facility, net cash proceeds of non-ordinary course asset sales and casualty and condemnation events will only be required to prepay the term loan if the Company does not reinvest or commit to reinvest such net cash proceeds in assets to be used in its business or to make certain other permitted investments within 15 months of the related transactions or events, subject to certain limitations. The Company must apply 50% of its excess cash flow (as defined in the Senior Secured Credit Facility) to the prepayment of the term loan. This percentage reduces to certain levels and eventually to zero upon achievement of certain total senior secured leverage ratios. For the year ended December 31, 2010, the excess cash flow percentage was 25%. As a result of voluntary payments made during 2010, the Company does not expect any excess cash flow payment to be made for the year ended December 31, 2010. The Company paid approximately $0.0 million and $21.2 million as excess cash flow for the years ended December 31, 2009 and 2008.

The Senior Secured Credit Facility also provides for $400.0 million in revolving credit borrowings, less an allowance for up to $50.0 million in outstanding letters of credit. Revolving credit borrowings bear interest at a rate equal to LIBOR plus an applicable margin based on the Company’s total senior secured leverage ratio. In addition, there is an annual commitment fee currently equal to 0.50% of the average unused revolving credit borrowings available under the Senior Secured Credit Facility which may fluctuate based on the Company’s total senior secured leverage ratio. Revolving credit borrowings are payable at the option of the Company throughout the term of the Senior Secured Credit Facility, with the balance due in August 2013. As of December 31, 2010, the Company had no revolving credit facility borrowings and $10.2 million in letters of credit issued and outstanding.

In September of 2008 Lehman Brothers Holdings, Inc. filed for bankruptcy, effectively reducing the Company’s available revolving credit facility from $400.0 million to $317.5 million. On August 11, 2009, the Company and Lehman Commercial Paper Inc. (“LCPI”) reached an agreement that eliminated LCPI’s requirement to fund their $82.5 million commitment to the revolving credit facility in exchange for eliminating LCPI’s annual commitment fee paid by the Company. At this time, LCPI’s commitment has not been assigned to or assumed by any party.

In November of 2008, the Company entered into an amendment to its Senior Secured Credit Facility that permits the Company to make discounted voluntary prepayments of its term loan in an aggregated amount not to exceed $750 million pursuant to a modified Dutch auction. This provision is available to the Company for so long as the term loan is outstanding. For the years ended December 31, 2010, 2009 and 2008, the Company repurchased $97.2 million, $58.5 million and $19.7 million of its term loan under this amendment, respectively.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 7.    DEBT (Continued)

The repurchases of the term loan resulted in gains (the discount between the purchase price of the term loan and the face value of such term loan) for the years ended December 31, 2010, 2009 and 2008 of $4.1 million, $4.4 million and $6.8 million, net of deferred financing fees written off, respectively.

In addition, the Company made principal payments of $106.0 million, $52.2 million and $73.3 million on its Senior Secured Credit Facility for the years ended December 31, 2010, 2009 and 2008, respectively. The principal payments made on the Senior Secured Credit Facility for the years ended December 31, 2010, 2009 and 2008 resulted in losses of $0.8 million, $0.3 million and $0.7 million associated with the write off of related deferred debt issuance costs, respectively.

The Senior Secured Credit Facility requires the Company to maintain a specified maximum total senior secured leverage ratio that becomes more restrictive over the term of the loan. In addition, the Senior Secured Credit Facility, among other things, includes customary restrictions (subject to certain exceptions) on the Company’s ability to incur certain indebtedness, grant certain liens, make certain investments or declare or pay any dividends. As of December 31, 2010, the Company believes it is in compliance with all covenants under its Senior Secured Credit Facility. The entire amount of our consolidated net assets are subject to these restrictions.

Senior Notes

In October of 2007, the Company issued $550.0 million of our 11.00% Senior Cash Pay Notes due November 2015 and $550.0 million of our 11.25% Senior Toggle Notes due November 2015. Interest on the Senior Cash Pay Notes accrues at a rate of 11.00% per year and is payable semi-annually in arrears on May 1 and November 1 of each year. Interest on the Senior Toggle Notes accrues at a rate of 11.25% per year with respect to cash payments and 12.00% per year with respect to pay-in-kind (“PIK”) interest payments, payable semi-annually in arrears on May 1 and November 1 of each year. For any interest period through November 1, 2011, the Company may elect to pay interest on the Senior Toggle Notes, entirely in cash, entirely with PIK interest payments, or 50% in cash and 50% with PIK interest payments. After November 1, 2011, the Company must make all interest payments in cash only. The Senior Notes are unsecured and guaranteed by the Company’s domestic subsidiaries that guarantee the Senior Secured Credit Facility and will be unconditionally guaranteed, jointly and severally, by any future domestic subsidiaries that guarantee the Senior Secured Credit Facility.

Prior to November 1, 2011, the Company may redeem some or all of the Senior Notes by paying the applicable “make-whole” premium. At any time on or after November 1, 2011, the Company may redeem some or all of the Senior Notes at specified redemption prices in the indentures governing the Senior Cash Pay Notes and Senior Toggle Notes. As of December 31, 2010, the Company had not redeemed any of the Senior Notes.

The Company may from time to time seek to retire Senior Notes through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. For the years ended December 31, 2010, 2009 and 2008 the Company repurchased $0.0 million, $26.3 million and $119.0 million (at face value) of its Senior Notes, respectively. The repurchases resulted in a gain (the discount between the purchase price of the notes and the face value of such notes) for the years ended December 31, 2010, 2009 and 2008 of $0.0 million, $4.8 million and $14.9 million, net of deferred financing fees written off.

On October 29, 2010, the Company continued to elect to pay cash interest on its Senior Toggle Notes for the interest period November 1, 2010 through April 30, 2011.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

Notes Payable

As of December 31, 2010 and 2009, the Company had Japanese Yen denominated unsecured short-term notes of 200 million Yen (approximately $2.4 million) and 200 million Yen (approximately $2.2 million), respectively. The weighted average interest rates related to the debt as of December 31, 2010 and 2009 were 1.24% and 1.36%, respectively. As of December 31, 2010, all of the outstanding Japanese Yen denominated short-term notes are payable within the next three months.

NOTE 8.    DERIVATIVES

The Company is exposed to certain financial risk from volatility in interest rates, foreign exchange rates and commodity prices. The risk is managed through the use of financial derivative instruments including interest rate swaps, and foreign currency and commodity forward contracts. Despite the fact that the Company has not elected hedge accounting treatment on all of its current derivative instruments, the contracts are used strictly as an economic hedge and not for speculative purposes. As necessary, the Company adjusts the values of the derivative instruments for counter-party or credit risk.

Interest Rate

As a result of the variable interest rate risk on the Senior Secured Credit Facility, the Company currently has nine floating-to-fixed interest rate swap contracts that qualify as derivatives under the FASB’s authoritative accounting guidance. The Company has not elected hedge accounting treatment for these derivatives and, as a result, fair value adjustments are charged directly to Interest expense in the Consolidated Statements of Operations.

The maturities of the swaps and collar outstanding as of December 31, 2010 and 2009 do not correspond with the maturity of the term loan, but are similar in all other respects. A summary of the Company’s derivatives as of December 31, 2010 and 2009 follows (dollars in millions):

	December 31, 2010		December 31, 2009
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Swap A, due 2010	$—	$—	$537.0	$(17.4)
Interest Rate Swap B, due 2011	250.0	(2.8)	250.0	(8.4)
Interest Rate Swap D, due 2013	125.0	(10.8)	125.0	(9.0)
Interest Rate Swap E, due 2013	150.0	(7.3)	150.0	(0.1)
Interest Rate Swap F, due 2013	75.0	(3.4)	75.0	0.2
Interest Rate Swap G, due 2013	75.0	(4.1)	75.0	(0.5)
Interest Rate Swap H, due 2014	350.0	(20.8)	350.0	0.5
Interest Rate Swap I, due 2014	350.0	(21.1)	350.0	0.2
Interest Rate Swap J, due 2014	125.0	(0.2)	—	—
Interest Rate Swap K, due 2014	125.0	(0.3)	—	—
Collar B, due 2010	—	—	268.5	(7.5)

	$1,625.0	$(70.8)	$2,180.5	$(42.0)

In the third quarter of 2010, the Company entered into two interest rate swaps. The first swap, Interest Rate Swap J, is a $125.0 million interest rate swap, effective August 1, 2013 through August 1, 2014, at an all-in-rate of 2.96% and an independent collateral requirement of $1.0 million. The second swap, Interest Rate Swap K, is a $125.0 million interest rate swap, effective August 1, 2013 through August 1, 2014, at an all-in-rate of 3.05% and an independent collateral requirement of $1.0 million.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 8.    DERIVATIVES (Continued)

As of December 31, 2010, certain of the Company’s interest rate derivatives contain credit-risk and collateral contingent features. Certain interest rate derivatives contain provisions under which downgrades in the Company’s credit rating could require the Company to increase its collateral. Certain interest rate derivatives also contain provisions under which the Company may be required to post additional collateral if the LIBOR interest rate curve reaches certain levels. As of December 31, 2010 and 2009, the Company recorded additional collateral of $41.9 million and $2.0 million in Other current assets in the Consolidated Balance Sheets, respectively, as the balances are subject to frequent change.

Currency Exchange

The Company’s business is subject to foreign exchange rate risk. As a result, the Company enters into various forward rate contracts that qualify as derivatives under the authoritative accounting guidance to manage certain of these exposures. Forward contracts are used to hedge forecasted transactions and known exposure of payables denominated in a foreign currency. The Company generally does not elect to apply hedge accounting under the authoritative accounting guidance and records the gains and losses associated with these contracts in Other income, net in the Consolidated Statements of Operations during the period of change.

The following table summarizes the outstanding foreign currency forward contracts as of December 31, 2010 and 2009 (amounts in millions):

	December 31, 2010		December 31, 2009
	Notional Amount	Fair Value	Notional Amount	Fair Value
Euro (EUR)	€11.2	$0.1	N/A	$—
Japanese Yen (JPY)	¥110.0	0.1	N/A	—
British Pound Sterling (GBP)	N/A	—	£3.8	0.4

		$0.2		$0.4

Commodity

As a result of the Company’s commodity price risk with component suppliers, it has chosen to manage steel and aluminum exposure by entering into forward rate contracts that qualify as derivatives under authoritative accounting guidance. The Company has not elected hedge accounting treatment for these commodity contracts and, as a result, unrealized fair value adjustments and realized gains or losses will be charged directly to Other income, net in the Consolidated Statements of Operations.

The following table summarizes the outstanding commodity forward contracts as of December 31, 2010 and 2009 (dollars in millions):

	December 31, 2010			December 31, 2009
	Notional Amount	Quantity	Fair Value	Notional Amount	Quantity	Fair Value
Steel	$1.6	2,480 short tons	$0.1	N/A	N/A	$—
Aluminum	$18.7	9,800 metric tons	5.5	$21.0	11,575 metric tons	5.8

			$5.6			$5.8

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 8.    DERIVATIVES (Continued)

The following tabular disclosures further describe the Company’s derivative instruments and their impact on the financial condition of the Company.

	December 31, 2010		December 31, 2009
(dollars in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments
Foreign currency contracts	Other current assets	$0.2	Other current assets	$0.4
Commodity contracts	Other current and non-current assets	5.6	Other current and non-current assets	5.8
Interest rate contracts	Other current and non-current liabilities	(70.8)	Other current and non-current assets and liabilities	(42.0)

Total derivatives not designated as hedging instruments		$(65.0)		$(35.8)

The fair values of the derivatives are recorded between current and non-current assets and current and non-current liabilities as appropriate in the Consolidated Balance Sheets. As of December 31, 2010, the amount recorded to Other current assets for foreign currency contracts was $0.2 million. The amounts recorded to other current and non-current assets for commodity contracts were $4.5 million and $1.1 million, respectively. The amounts recorded to current and non-current liabilities for interest rate contracts were ($18.4) million and ($52.4) million, respectively.

As of December 31, 2009, the amount recorded to Other current assets for foreign currency contracts was $0.4 million. The amounts recorded to current and non-current assets for the commodity contracts were $1.5 million and $4.3 million, respectively. The amounts recorded to non-current assets, current and non-current liabilities for the interest rate contracts as of December 31, 2009, were $0.9 million, ($28.8) million and ($14.1) million, respectively.

The following tabular disclosures further describe the Company’s derivative instruments and their impact on the results of operations of the Company.

	Year ended December 31, 2010		Year ended December 31, 2009		Year ended December 31, 2008
(dollars in millions)	Location of gain (loss) recognized on derivatives	Amount of gain (loss) recognized on derivatives	Location of gain (loss) recognized on derivatives	Amount of gain (loss) recognized on derivatives	Location of gain (loss) recognized on derivatives	Amount of gain (loss) recognized on derivatives
Derivatives not designated as hedging instruments
Foreign currency contracts	Other income, net	$0.4	Other income, net	$0.3	N/A	$—
Commodity contracts	Other income, net	1.4	Other income, net	5.8	N/A	—
Interest rate contracts	Interest expense	(28.8)	Interest expense	29.4	Interest expense	(59.7)

Total derivatives not designated as hedging instruments		$(27.0)		$35.5		$(59.7)

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 9.    PRODUCT WARRANTY LIABILITIES

Product warranty liability activities consist of the following (dollars in millions):

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Beginning balance	$175.7	$159.3	$163.9
Payments	(36.5)	(42.7)	(37.8)
Increase in liability (warranties issued during period)	21.0	60.1	47.7
Net adjustments to liability	(35.5)	(6.5)	(23.5)
Accretion (for Predecessor liabilities)	3.8	5.5	9.0

Ending balance	$128.5	$175.7	$159.3

During June 2007, Old GM recognized the estimated cost of replacing the Dual Power Inverter Module (“DPIM”) used on H 40/50 EP hybrid systems. Certain units were falling short of their expected service life and the Predecessor decided to cover repair or replacement for an extended period. The Company is responsible for the first $12.0 million of qualified cost while GM is responsible for the next $34.0 million of costs, with any amount over $46.0 million being shared one-third by the Company and two-thirds by GM for shipments through June 30, 2009.

For the years ended December 31, 2010, 2009 and 2008, newly issued DPIM warranties recorded were $0.0 million, $34.2 million and $20.6 million, respectively.

During 2010, the Company reviewed its DPIM costs associated with the extended coverage resulting in a $22.7 million adjustment to the total liability. The associated GM receivable was reduced by $20.8 million as a result of the review. The reduction in the DPIM liability was the result of additional claims data and field information becoming available. The Company will continue to review the total DPIM liability and GM receivable for any changes in estimate as data becomes available. As of December 31, 2010, the DPIM liability was $60.7 million with the associated receivable from GM of $38.9 million. To date, the Company has paid approximately $7.0 million in DPIM claims.

The remaining $12.8 million adjustment to the total liability in 2010 was the result of general changes in estimates for various products as additional claims data and field information became available.

The remainder of the reduction in product warranty liabilities for the year ended December 31, 2010, was the result of general changes in estimates for various products as additional claims data and field information became available.

Deferred revenue for ETC activity (dollars in millions):

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Beginning balance	$40.3	$26.4	$9.5
Increases	24.2	17.4	17.9
Revenue earned	(8.3)	(3.5)	(1.0)

Ending balance	$56.2	$40.3	$26.4

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 9.    PRODUCT WARRANTY LIABILITIES (Continued)

As of December 31, 2010, the current and non-current liabilities were $14.8 million and $41.4 million, respectively. As of December 31, 2009, the current and non-current liabilities were $12.4 million and $32.3 million, respectively. As of December 31, 2008, the current and non-current liabilities were $9.0 million and $24.9 million, respectively. The activity above excludes deferred revenue related to military contracts of $0.0 million, $4.4 million and $7.5 million as of December 31, 2010, 2009 and 2008, respectively.

NOTE 10.    OTHER INCOME, NET

Other income, net consists of the following (dollars in millions):

	Year ended December 31,
	2010	2009	2008
Grant Program income	$12.0	$1.8	$—
Reduction of supply contract liability	3.4	—	—
Gain on repurchases of long-term debt	3.3	8.9	21.0
(Loss) gain on foreign exchange	(2.3)	(0.1)	4.2
Realized gain on derivative contracts	1.9	0.3	—
Unrealized (loss) gain on derivative contracts	(0.1)	5.8	—
Net change in Old GM OPEB Receivable / Payable	—	(17.3)	14.6
Settlement gains related to the Cure Agreement	—	2.7	—
Other	0.8	0.7	0.2

Total	$19.0	$2.8	$40.0

In 2009, the Company was notified by the U.S. Department of Energy that it was selected to receive up to $62.8 million of matching funds from a cost-share grant program funded by the American Recovery and Reinvestment Act for the development of Hybrid manufacturing capacity in the U.S. (the “Grant Program”). All applicable costs associated with the Grant Program have been charged to Engineering — research and development while the Government’s matching reimbursement is recorded to Other income, net in the Consolidated Statements of Operations.

For the years ended December 31, 2010 and 2009, the Company recorded $12.0 million and $1.8 million of reimbursement of allowable expense to Other income, net under the Grant Program in the Consolidated Statements of Operations, respectively. Since inception of the Grant Program, the Company has recorded

$13.8 million of reimbursable expenses to Other income, net in the Consolidated Statements of Operations. For the years ended December 31, 2010 and 2009, the Company also recorded $2.2 million and $0.0 million, respectively as a reduction of the basis of capital assets purchased under the Grant Program; however, no depreciation has been recorded as these assets have not yet been placed in service.

In 2010, the Company recorded $3.4 million as a reduction to a GM supply contract liability as a result of a new agreement with GM-PTH. The Company and GM-PTH entered into an agreement to terminate a current contract manufacturing agreement related to production of the Company’s medium and heavy duty transmissions. The current agreement is effectively terminated and replaced with a new agreement that will expire in the second quarter of 2016. The terms of the original agreement held the Company responsible for all severance payments regardless of which party terminated the agreement. The terms of the new agreement only require the Company to make severance payments if the Company terminates the new agreement.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 11.    OTHER CURRENT LIABILITIES

The Other current liabilities consist of the following (dollars in millions):

	As of December 31, 2010	As of December 31, 2009
Payroll and related costs	$56.3	$32.5
Sales allowances	36.7	42.1
Accrued interest payable	29.5	31.6
Vendor buyback obligation	19.4	11.3
Accrued derivative payable	18.4	28.8
Military price reduction reserve	13.5	5.5
Taxes payable	10.4	9.1
Research and development payable	—	6.1
Other accruals	11.1	11.5

Total	$195.3	$178.5

NOTE 12.    EMPLOYEE BENEFIT PLANS

The Company’s hourly defined benefit pension plan generally provides benefits of negotiated, stated amounts for each year of service as well as significant supplemental benefits for employees who retire with 30 years of service before normal retirement age. On May 1, 2008, the Company and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) Local 933 reached an agreement on a labor contract covering approximately 2,200 hourly employees that replaced the hourly defined benefit pension plan with a defined contribution pension plan effective for all new hires from May 19, 2008 through November 14, 2012. The agreement also eliminated retiree healthcare for those hired after May 18, 2008. The charge to expense for the hourly defined contribution pension plan was $0.5 million, $0.2 million and $0.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In accordance with the Asset Purchase Agreement, the Company’s hourly employees who retire prior to October 2, 2011 (the “Cutoff Date”) will have their pension and OPEB paid by GM. The Company is required, pursuant to the Asset Purchase Agreement, to transfer pension assets to GM’s pension plan to cover the Company’s portion of its pension liability related to the employees who retire prior to the Cutoff Date. Currently, the amount of this payment is being negotiated between the Company and GM. Employees that retire subsequent to the Cutoff Date will have their Allison pension and OPEB paid by the Company and their GM pension benefit paid by GM.

The Company’s salaried defined benefit plan covering salaried employees with a service date prior to January 1, 2001 is generally based on years of service and compensation history. The salaried defined contribution retirement savings plan requires the Company to match employee contributions up to certain predefined limits based upon eligible base salary. In addition to the matching contribution, the Company is required to make a contribution equal to 1% of eligible base salary for salaried employees with a service date on or after January 1, 1993 to cover certain benefits in retirement that are different from salaried employees with a service date prior to January 1, 1993. In addition, for salaried employees with a service date on or after January 1, 2001, the Company is required to contribute to its defined contribution retirement savings plan an amount equal to 4% of eligible base salary under the program. The charge to expense for the salaried defined contribution retirement savings plan was $4.4 million, $3.3 million and $4.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 12.    EMPLOYEE BENEFIT PLANS (Continued)

The Company is also responsible for OPEB costs (medical, dental, vision, and life insurance) for hourly employees hired prior to May 19, 2008. Post-retirement benefit costs consist of service cost, interest cost on accrued obligations and the expected return on assets (calculated using a smoothed market value of assets). Any difference between actual and expected returns on assets during a year and actuarial gains and losses on liabilities together with any prior service costs are charged (or credited) to income over the average remaining service lives of employees. The benefit cost components shown in the Consolidated Statements of Operations are based upon certain data specific to the Company, actuarial assumptions that were used for OPEB accounting disclosures, and certain allocation methodologies such as population demographics. The plan is unfunded and any future payments will be funded by the Company’s operating cash flows. As of December 31, 2010 and 2009, the Company has an estimated OPEB liability for hourly employees hired prior to May 19, 2008 of $127.0 million and $96.5 million.

GM retained all responsibility for OPEB costs for salaried employees who were eligible to retire at the time of the Acquisition Transaction. As a result, the Company has not recorded any liabilities for these salaried employees’ post-retirement benefits going forward.

In addition, in accordance with the Asset Purchase Agreement, GM is responsible for OPEB liabilities for hourly employees who retire prior to the expiration of the current collective bargaining agreement between the UAW and GM that expires in September 2011. Employees who retire after the expiration of the current agreement and were not eligible for retirement as of the date of the Acquisition Transaction, will be covered by the Company’s OPEB plan. At this time, it is unknown how many employees will retire prior to expiration of the agreement between the UAW and GM. Currently, there are approximately three hundred hourly employees who would be eligible to retire prior to the expiration of the agreement between the UAW and GM. For valuation purposes, the Company has assumed that none of those employees will retire prior to expiration of the agreement between the UAW and GM.

As part of the Health Care Reform Act issued in 2010, the Company has evaluated the impact on “High-cost Health Plans” in which employers offering health plan coverage exceeding certain thresholds must pay an excise tax equal to 40% of the value of the plan that exceeds the threshold amount. Although the excise tax does not come into effect until 2018, the Company has recorded $2.9 million in its OPEB liability as of December 31, 2010 with a corresponding adjustment to AOCI, net of tax.

The Company provides contributions to certain international benefit plans; however, these contributions are not material for all periods presented.

For all pension and OPEB plans in which employees participate, costs are determined within the FASB’s authoritative accounting guidance set forth on employers’ defined benefit pensions including accounting for settlements and curtailments of defined benefit pension plans, termination of benefits and accounting for post-retirement benefits other than pensions. In accordance with the authoritative accounting guidance, the Company recognizes the funded status of its defined benefit pension plans and OPEB plan in its Consolidated Balance Sheets with a corresponding adjustment to AOCI, net of tax.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 12.    EMPLOYEE BENEFIT PLANS (Continued)

Information about the net periodic benefit cost for the pension and post-retirement benefit plans is as follows (dollars in millions):

	Pension Plans			Post-retirement Benefits
	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Net Periodic Benefit Cost:
Service cost	$13.9	$14.7	$17.7	$2.8	$4.7	$4.4
Interest cost	2.9	1.9	0.4	5.9	8.9	8.2
Expected return on assets	(3.4)	(2.3)	(1.0)	—	—	—
Prior service cost	0.1	0.1	0.1	—	—	—
Loss (gain)	0.4	0.1	—	(2.4)	0.5	(0.0)

Net Periodic Benefit Cost	$13.9	$14.5	$17.2	$6.3	$14.1	$12.6

The table below provides the weighted-average actuarial assumptions used to determine the net periodic benefit cost.

	Pension Plans			Post-retirement Benefits
	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Discount rate	6.10%	6.00%	6.70%	6.10%	6.00%/7.25%[1]	6.70%
Rate of compensation increase (salaried)	4.00%	4.00%	4.00%	N/A	N/A	4.00%
Expected return on assets	7.00%	7.00%	7.00%	N/A	N/A	N/A

[1]	As a result of the first quarter 2009 re-measurement, 6.00% was used from January 1, 2009 to March 31, 2009 and 7.25% was used from April 1, 2009 to December 31, 2009.

The table below provides the weighted-average actuarial assumptions used to determine the benefit obligations of our plans.

	Pension Plans		Post-retirement Benefits
	As of December 31,
	2010	2009	2010	2009
Discount rate	5.60%	6.10%	5.60%	6.10%
Rate of compensation increase (salaried)	4.00%	4.00%	N/A	N/A

The Company’s pension and OPEB costs are calculated using various actuarial assumptions and methodologies as prescribed by authoritative accounting guidance. These assumptions include discount rates, expected return on plan assets, health care cost trend rates, inflation, rate of compensation increases, mortality rates, and other factors. The Company reviews all actuarial assumptions on an annual basis.

The discount rate is used to determine the present value of the Company’s future benefit obligations. The Company’s discount rate is determined by matching the plans projected cash flows to a yield curve based on long-term, fixed income debt instruments available as of the measurement date of December 31, 2010.

The overall expected rate of return on plan assets is based upon historical and expected future returns consistent with the expected benefit duration of the plan for each asset group adjusted for investment and administrative fees.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 12.    EMPLOYEE BENEFIT PLANS (Continued)

Health care cost trends are used to project future post-retirement benefits payable from the Company’s plans. For the Company’s December 31, 2010 obligations, future post-retirement medical care costs were forecasted assuming an initial annual increase of 7.73%, decreasing to 4.50% by the year 2028. Future post-retirement prescription drug costs were forecasted assuming an initial annual increase of 8.79%, decreasing to 4.50% by the year 2028.

As health care costs trends have a significant effect on the amounts reported, the following effects of an increase and decrease of one-percentage-point would have the following effects in the year ended December 31, 2010 (dollars in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost	$1.7	$(1.3)
Effect on post-retirement benefit obligation	$26.1	$(20.4)

The following table provides a reconciliation of the changes in the net benefit obligations and fair value of plan assets for the years ended December 31, 2010, 2009 and 2008 (dollars in millions):

	Pension Plans			Post-retirement Benefits
	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Benefit Obligations:
Net benefit obligation at beginning of year	$48.5	$27.0	$6.2	$96.5	$170.5	$123.3
Service cost	13.9	14.7	17.7	2.8	4.7	4.4
Interest cost	2.9	1.9	0.4	5.9	8.9	8.2
Plan Amendments	—	—	0.6	—	(23.7)	(1.0)
Curtailments	—	3.4	0.1	—	—	(0.2)
Benefits paid	(0.2)	(0.2)	(0.0)	—	—	—
Actuarial loss (gain)	6.3	1.7	2.0	21.8	(63.9)	35.8

Net benefit obligation at end of year	$71.4	$48.5	$27.0	$127.0	$96.5	$170.5

Fair Value of Plan Assets:
Fair value of plan assets at beginning of year	$39.5	$24.8	$7.2	$—	$—	$—
Actual return on plan assets	1.9	(0.1)	0.0	—	—	—
Employer contributions	13.7	15.0	17.6	—	—	—
Benefits paid	(0.2)	(0.2)	(0.0)	—

Fair value of plan assets at end of year	$54.9	$39.5	$24.8	$—	$—	$—

Net Funded Status	$(16.5)	$(9.0)	$(2.2)	$(127.0)	$(96.5)	$(170.5)

The Company’s pension plan assets consist of money market funds, mutual funds, listed equities and publicly traded bonds. The Company’s valuation techniques used to fair value pension plan assets represents a market approach in active markets for identical assets that qualifies as Level 1 in the fair value hierarchy.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 12.    EMPLOYEE BENEFIT PLANS (Continued)

The fair values of plan assets for the Company’s pension plans as of December 31, 2010 and 2009 are as follows (dollars in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)
	2010		2009
Asset Category	Fair Value	%	Fair Value	%
Cash and cash equivalents	$8.1	15%	$39.5	100%
Diversified equity securities	11.4	21%	—	—
Diversified debt securities	35.4	64%	—	—

Total	$54.9	100%	$39.5	100%

The Company’s investment strategy with respect to pension plan assets is to invest the assets in accordance with laws and regulations. The long-term primary objectives for our pension assets are to provide results that meet or exceed the plans’ actuarially assumed long-term rate of return without subjecting the funds to undue risk. To achieve these objectives the Company has established the following targets:

Asset Category	Target
Cash and cash equivalents	3%
Diversified equity securities	51%
Diversified debt securities	46%

Total	100%

The following table discloses the amounts recognized in the balance sheet and in AOCI at December 31, 2010 and 2009, on a pre-tax basis (dollars in millions):

	Pension Plans		Post-retirement Benefits
	As of December 31,
	2010	2009	2010	2009
Amounts Recognized in Balance Sheet:
Current liabilities	$—	$—	$(0.6)	$(0.3)
Noncurrent liabilities	(16.5)	(9.0)	(126.4)	(96.2)

Total liability	$(16.5)	$(9.0)	$(127.0)	$(96.5)

Accumulated Other Comprehensive Income:
Unrecognized prior service cost	$(0.6)	$(0.7)	$—	$—
Unrecognized actuarial (loss) gain	(15.3)	(7.9)	9.1	33.3

Total	$(15.9)	$(8.6)	$9.1	$33.3

The amounts in AOCI expected to be amortized and recognized as a component of net periodic benefit cost in 2011 are as follows (dollars in millions):

	2011
	Pension Plans	Post-retirement Benefits
Prior service cost	$(0.1)	$—
Actuarial loss	(1.0)	—

Total	$(1.1)	$—

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 12.    EMPLOYEE BENEFIT PLANS (Continued)

The accumulated benefit obligation for the Company’s pension plans as of December 31, 2010 and 2009 was $69.3 million and $46.4 million, respectively.

As of December 31, 2010 and 2009, the projected benefit obligation, the accumulated benefit obligation, and the fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets and for pension plans with an accumulated benefit obligation in excess of plan assets were as follows (dollars in millions):

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets
	As of December 31,
	2010	2009	2010	2009
Pension Benefits:
Projected benefit obligation	$71.4	$48.5	$71.4	$48.5
Accumulated benefit obligation	—	—	69.3	46.4
Fair value of plan assets	54.9	39.5	54.9	39.5

Information about expected cash flows for the Company’s pension and post-retirement benefit plans is as follows (dollars in millions):

	Pension Plans	Post-retirement Benefits
Employer Contributions:
2011 expected contributions	$11.2	$0.6
Expected Benefit Payments:
2011	$2.1	$0.6
2012	2.7	1.2
2013	3.3	2.0
2014	4.0	2.8
2015	4.7	3.8
2016-2020	33.2	33.5

Expected benefit payments for pension and post-retirement benefits will be paid from plan trusts or corporate assets. Our funding policy is to contribute amounts annually that are at least equal to the amounts required by applicable laws and regulations or to directly fund payments to plan participants. Additional discretionary contributions will be made when deemed appropriate to meet the Company’s long-term obligation to the plans.

As discussed above, that Company is required, in accordance with the Asset Purchase Agreement, to transfer pension assets to GM’s pension plan to cover the Company’s portion of its pension liability related to the employees who retire prior to the Cutoff Date. As the amount of this payment is currently being negotiated between the Company and GM, it has not been included in the expected cash flows table above. The expected cash flows table does, however, assume that the Company would pay pension benefits directly to all of its retired employees, which we believe represents the amount of assets required to meet our pension obligations for all of our hourly employees.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 13.    STOCK-BASED COMPENSATION

The Company has an equity plan under which certain employees (including executive officers), consultants and directors are eligible to receive awards of options to purchase shares of common stock. The aggregate number of shares issuable pursuant to the grants under the plan is approximately 8.9% of the fully diluted equity of the Company, or 14.9 million authorized shares, based on the Company’s equity capitalization immediately after the consummation of the Acquisition Transaction.

The employee options will vest upon the continued performance of services by the option holder over time, with 20% of the award vesting on each anniversary of the grant date over five years. The consultant and director options will vest in full within one year from grant date. Options granted after the completion of the Acquisition Transaction have a per share exercise price based on the fair market value of the Company at the date of grant and expire 10 years after the grant dates. Upon termination of employment for reasons other than cause, death or disability, the options shall cease to be exercisable ninety days following the date of the optionees’ termination of service. Upon termination of employment for cause, the options shall not be exercisable on the date of such termination. Upon termination of employment for death or disability, the options shall cease to be exercisable twelve months following such date.

In accordance with the FASB’s authoritative accounting guidance on stock compensation, each option grant is to be recorded at fair value. The Company uses a Black-Scholes option pricing model to calculate the fair value of each option award using the assumptions noted in the following table.

	2010	2009
Expected volatility	101%	72%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	3.6	6.0
Expected forfeitures	0%	0%
Risk-free rate	0.6% – 1.7%	1.6% – 3.2%

Expected volatility is based on “the average volatilities of otherwise similar public entities” as defined by authoritative accounting guidance. The Company does not currently pay and does not anticipate paying a dividend. The expected term is derived from the average of the weighted vesting life and the contractual term. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company has assumed no forfeitures primarily because of a history of retaining senior executives.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 13.    STOCK-BASED COMPENSATION (Continued)

A summary of option activity under the equity plan as of December 31, 2010 and 2009, and changes during the period then ended is presented below:

	Options (in 000’s)	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2008	11,562	$15.87	8.77 years
Exercisable at December 31, 2008	2,361	$15.71	8.79 years
Granted	1,031	$16.02
Exercised	—	—
Forfeited or expired	(205)	$16.22
Outstanding at December 31, 2009	12,388	$15.88	7.90 years
Exercisable at December 31, 2009	4,671	$15.77	7.80 years
Granted	169	$16.22
Exercised	—	—
Forfeited or expired	(57)	$12.78
Outstanding at December 31, 2010	12,500	$15.90	6.94 years
Exercisable at December 31, 2010	7,128	$15.86	6.84 years

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010 and 2009 was $5.59 and $4.77, respectively. The total fair value of shares vested during the years ended December 31, 2010 and 2009 was $7.6 million and $7.1 million, respectively.

A summary of the status of the Company’s non-vested shares as of December 31, 2010 and 2009, and changes during the period ended December 31, 2010 and 2009 is presented below:

Non-vested Shares:	Options (in 000’s)	Weighted-Average Grant-Date Fair Value
Non-vested at December 31, 2008	9,201	$2.93
Granted	1,031	4.77
Vested	(2,310)	3.07
Forfeited	(205)	4.07
Non-vested at December 31, 2009	7,717	$3.07
Granted	169	5.59
Vested	(2,457)	3.10
Forfeited	(57)	3.92
Non-vested at December 31, 2010	5,372	$3.10

As of December 31, 2010 and 2009, there was $16.7 million and $23.7 million, respectively, of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the equity plan. This cost is expected to be recognized, on a straight line basis, over a period of approximately 2 years. Stock-based incentive compensation expense recorded was $8.5 million, $7.3 million and $7.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 14.    INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The future tax benefits associated with operating loss and tax credit carryforwards are recognized as deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The need to establish a valuation allowance against the deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold, in accordance with authoritative accounting guidance. Appropriate consideration is given to all positive and negative evidence related to that realization. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, experience with tax attributes expiring unused, and tax planning alternatives. The weight given to these considerations depends upon the degree to which they can be objectively verified.

Income (loss) before income taxes included the following (dollars in millions):

	Year ended December 31,
	2010	2009	2008
U.S. income (loss)	$75.3	$(296.0)	$(302.7)
Foreign income	8.0	13.5	11.7

Total	$83.3	$(282.5)	$(291.0)

The provision for income tax expense was estimated as follows (dollars in millions):

	Year ended December 31,
	2010	2009	2008
Estimated current income taxes:
U.S. federal	$—	$—	$—
Foreign	1.6	2.5	4.5
U.S. state and local	0.6	1.6	2.1

Total Current	$2.2	$4.1	$6.6
Deferred income tax expense (credit), net:
U.S. federal	$45.7	$33.5	$28.7
Foreign	1.1	0.7	(1.0)
U.S. state and local	4.7	3.1	2.8

Total Deferred	$51.5	$37.3	$30.5

Total income tax expense	$53.7	$41.4	$37.1

Cash paid for income taxes for the years ended December 31, 2010, 2009 and 2008 was $2.2 million, $5.5 million and $4.3 million, respectively.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 14.    INCOME TAXES (Continued)

A reconciliation of the provision for income taxes compared with the amounts at the U.S. federal statutory rate is as follows (dollars in millions):

	Year ended December 31,
	2010	2009	2008
Tax at U.S. statutory income tax rate	$29.2	$(98.9)	$(101.9)
Foreign rate differential	(0.5)	(1.6)	(1.0)
Non-deductible expenses	4.5	5.0	(0.1)
Valuation allowance	24.1	140.9	148.3
State tax expense	3.5	(5.4)	(9.4)
Adjustment to deferred	(4.2)	—	—
Branch income taxes-not creditable	0.1	0.0	(0.5)
Other adjustments	(3.0)	1.4	1.7

Total income tax expense	$53.7	$41.4	$37.1

Deferred income tax assets and liabilities for 2010 and 2009 reflect the effect of temporary differences between amounts of assets, liabilities, and equity for financial reporting purposes and the bases of such assets, liabilities, and equity as measured by tax laws, as well as tax loss and tax credit carry forwards. The Company has not recognized any deferred tax liabilities associated with investments and earnings in foreign subsidiaries as they are intended to be permanent in duration. Such amounts may become taxable upon an actual or deemed repatriation in the future. Management believes it is not practicable to estimate any unrecognized deferred tax liability.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 14.    INCOME TAXES (Continued)

Temporary differences and carryforwards that gave rise to deferred tax assets and liabilities included the following (dollars in millions):

	As of December 31, 2010	As of December 31, 2009
Deferred tax assets:
Deferred interest	$13.3	$13.3
Inventories	3.7	3.6
Warranty accrual	41.2	28.9
Sales allowances and rebates	11.7	14.2
Deferred revenue	21.7	17.1
Post-retirement health care	7.3	3.0
Intangibles	85.0	68.1
Other accrued liabilities	27.5	21.1
Unrealized loss on interest rate derivatives	25.1	13.9
Trade name	33.7	65.1
Operating loss carryforwards	158.3	141.2
Stock based compensation	9.2	6.1
Other comprehensive income	6.6	—
Other	8.1	11.1

Total Deferred tax assets	452.4	406.7

Valuation allowances	(401.9)	(366.5)

Deferred tax liabilities:
Property, plant and equipment	(29.8)	(26.3)
Loan fees	(0.8)	(1.5)
Goodwill	(171.2)	(120.9)
Post-retirement benefits	(13.9)	—
Other comprehensive income	(5.6)	(10.6)
Other liabilities	(0.2)	(0.4)

Total Deferred tax liabilities	(221.5)	(159.7)

Net Deferred tax liability	$(171.0)	$(119.5)

The following deferred tax balances are included in the Consolidated Balance Sheets (dollars in millions):

	As of December 31, 2010	As of December 31, 2009
Current deferred tax assets	$4.3	$1.4
Non-current deferred tax liabilities	(175.3)	(120.9)

Net Deferred tax liability	$(171.0)	$(119.5)

Of the estimated net operating loss carryforwards as of December 31, 2010, approximately 87% relates to U.S. federal net operating loss carryforwards and approximately 13% relates to the U.S. state net operating loss carryforwards. Both U.S. Federal and State operating loss carryforwards will not expire until 2027-2030.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 14.    INCOME TAXES (Continued)

The valuation allowances that the Company has recognized relate to certain U.S. federal and state jurisdictions net deferred tax assets. In determining the amount of the valuation allowance necessary, $171.2 million of the deferred tax liabilities related to indefinite life intangibles have been excluded from the calculation. The change in the valuation allowance and related considerations are as follows (dollars in millions):

December 31, 2007	$89.7
Additions	135.9

December 31, 2008	$225.6
Additions	140.9

December 31, 2009	$366.5
Additions	35.4

December 31, 2010	$401.9

No uncertain tax positions were identified for the years ended December 31, 2010, 2009 and 2008. All of the returns (when filed) will remain subject to examination by the various taxing authorities for the duration of the applicable statute of limitations (generally three years from the earlier of the date of filing or the due date of the return).

From the years ended December 31, 2010, 2009 and 2008, the Company recognized no interest and penalties in the Consolidated Statements of Operations because no uncertain tax positions were identified. The Company follows a policy of recording any interest or penalties in Income tax expense.

NOTE 15.    COMPREHENSIVE INCOME (LOSS)

The Company’s comprehensive income (loss) consists of unrealized net gains and losses on the translation of the assets and liabilities of its foreign operations, derivative instruments that qualify for hedge accounting, available-for-sale securities, and pension and OPEB liability adjustments. The following table reconciles net income (loss) to comprehensive income (loss) with the related tax effects (dollars in millions):

Comprehensive Income (Loss)
	Before Tax	Tax Expense	After Tax
Year ended December 31, 2008
Net loss	$(291.0)	$(37.1)	$(328.1)
Foreign currency translation	(0.5)	—	(0.5)
Pension and OPEB liability adjustment	(36.1)	—	(36.1)

Total comprehensive loss	$(327.6)	$(37.1)	$(364.7)

Year ended December 31, 2009
Net loss	$(282.5)	$(41.4)	$(323.9)
Foreign currency translation	1.7	—	1.7
Pension and OPEB liability adjustment	57.2	(22.7)	34.5
Available-for-sale securities	2.5	(1.0)	1.5

Total comprehensive loss	$(221.1)	$(65.1)	$(286.2)

Year ended December 31, 2010
Net income	$83.3	$(53.7)	$29.6
Foreign currency translation	0.1	—	0.1
Pension and OPEB liability adjustment	(31.8)	(0.1)	(31.9)
Available-for-sale securities	(1.2)	—	(1.2)

Total comprehensive income (loss)	$50.4	$(53.8)	$(3.4)

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 16.    COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain facilities under various operating leases. Rent expense under the non-cancelable operating leases was $8.2 million, $9.6 million, and $9.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Certain leases contain renewal options.

As of December 31, 2010, future payments under non-cancelable operating leases with a remaining term greater than one year are as follows over each of the next five years and thereafter (dollars in millions):

2011	$5.5
2012	2.9
2013	1.4
2014	0.3
2015	0.2
Thereafter	0.1

Total	$10.4

Claims, Disputes, and Litigation

The Company is party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The Company believes that the ultimate liability, if any, in excess of amounts already provided for in the consolidated financial statements or covered by insurance on the disposition of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

During the second quarter of 2009, the Company identified certain differences between benefits promised under certain benefit plans and the administration of those plans. The Company amended its plan documents to correct these differences and has filed a request with the Internal Revenue Service (“IRS”) to enter into a closing agreement to correct the differences retroactively to the original adoption of the Company’s benefit plans. The Company expects the IRS to grant this request; however, if the IRS does not grant the Company this request, then the Company would be required to accrue for and eventually pay these benefits. The Company estimates the cost of these benefits at approximately $10.0 million. As of December 31, 2010, the Company’s expected liability remains approximately $2.5 million, including potential penalties and fines.

NOTE 17.    CONCENTRATION OF RISK

As of December 31, 2010 and 2009, the Company employed approximately 2,750 employees with more than 90% of those employees in the U.S. Approximately 60% of the Company’s U.S. employees were represented by unions and subject to a collective bargaining agreement as of December 31, 2010 and 2009, respectively. In addition, many of the hourly employees outside the U.S. are represented by various unions. The Company is currently operating under a collective bargaining agreement with the UAW Local 933 that expires in November 2012.

Two customers accounted for greater than 10% of net sales within the last three years presented.

	Year ended December 31,
% of Net sales	2010	2009	2008
Navistar, Inc.	11%	12%	14%
Daimler AG	10%	9%	11%

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 17.    CONCENTRATION OF RISK (Continued)

No other customers accounted for more than 10% of net sales of the Company during the years ended December 31, 2010, 2009 and 2008.

Three customers accounted for greater than 10% of outstanding Accounts receivable within the last two years presented.

% of Accounts receivable	As of December 31, 2010	As of December 31, 2009
Navistar, Inc.	10%	10%
Daimler AG	10%	6%
BAE Systems plc	1%	15%

No other customers accounted for more than 10% of the outstanding Accounts receivable as of December 31, 2010 or December 31, 2009.

One supplier accounted for greater than 10% of materials purchased for the periods presented:

	Year ended December 31,
% of material purchased	2010	2009	2008
Linamar Corporation Inc.	13%	13%	15%

No other supplier accounted for more than 10% of material purchases during the years ended December 31, 2010, 2009 and 2008.

NOTE 18.    RESTRUCTURING CHARGES

During the fourth quarter of 2008 and the first quarter of 2009, the Company began implementing expense reduction programs in an effort to better align its cost structure with decreased sales driven by general economic conditions. The restructuring charges related to these initiatives included retirement incentive and reduction in force programs, which are included in the Consolidated Statements of Operations. The result of the programs was the elimination of approximately 450 hourly and 150 salary positions in the Company. These reductions resulted in curtailment of pension benefits during the first quarter of 2009, resulting in the recognition of a loss related to an increase in the Company’s projected benefit obligation and unrecognized prior service costs. The effect of the curtailment on the Company’s earnings was a loss of $2.5 million.

By the end of 2009, the expense reduction programs were completed. The following table summarizes the restructuring reserves and charges associated with the programs during the year ended December 31, 2009 (dollars in millions):

		Total
Restructuring reserve at December 31, 2008(1)		$15.7
Restructuring charges:
Severance expense(2)	$35.3
Pension curtailment loss(3)	2.5
OPEB related pro-rata share adjustment(4)	(7.2)
Net change in Old GM OPEB Receivable / Payable(5)	17.3

Total restructuring charges		$47.9
Payments against reserve(6)	$(51.0)
Adjustments to pension and OPEB liabilities(7)	(12.6)

Total		$(63.6)

Restructuring reserve at December 31, 2009		$—

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 18.    RESTRUCTURING CHARGES (Continued)

(1)	Represents the Company’s known liabilities of existing programs as of December 31, 2008.

(2)	Represents lump sum payments and benefit continuation payments.

(3)	Represents the one-time curtailment charge (non-cash) related to the defined benefit pension plan for U.S. hourly employees.

(4)	Represents the Company’s reduced OPEB obligation (non-cash) due to the change in its pro-rata share with Old GM.

(5)	Represents the Company’s increased contractual obligations (non-cash) with Old GM, incurred in 2009, as it relates to OPEB for hourly employees driven by the re-measurement of the OPEB plan.

(6)	Represents lump sum payments and benefit continuation payments made in 2009.

(7)	Represents (non-cash) adjustments to pension and OPEB liability accounts as they relate to items (3), (4) and (5) above.

For the years ended December 31, 2010, 2009 and 2008, total restructuring charges were $0.0 million, $47.9 million and $15.7 million, respectively.

NOTE 19.    CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company pays the Sponsors an annual fee of approximately $3.0 million (shared equally by the Sponsors) for certain services to be performed by the Sponsors, including certain out-of-pocket expenses incurred in connection with the performance of such services; and additional reasonable compensation for other services provided by the Sponsors from time to time, including advisory and other services with respect to acquisitions and divestitures or sales of equity or debt instruments. For the years ended December 31, 2010, 2009 and 2008, the Sponsors did not provide any additional services beyond the customary services.

NOTE 20.    EARNINGS (LOSS) PER SHARE

The Company presents both basic and diluted earnings per share (“EPS”) amounts. Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is calculated by dividing net income (loss) by the weighted average number of common shares and common equivalent shares outstanding during the reporting period that are calculated using the treasury stock method for stock options. The treasury stock method assumes that the Company uses the proceeds from the exercise of awards to repurchase common stock at the average market price during the period. The assumed proceeds under the treasury stock method include the purchase price that the grantee will pay in the future, compensation cost for future service that the Company has not yet recognized and any tax benefits that would be credited to additional paid-in-capital when the award generates a tax deduction. If there would be a shortfall resulting in a charge to additional paid-in-capital, such an amount would be a reduction of the proceeds. For the years ended December 31, 2010, 2009 and 2008, outstanding stock options were not included in the diluted EPS computation because they were anti-dilutive.

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 20.    EARNINGS (LOSS) PER SHARE (Continued)

The following table reconciles the numerators and denominators used to calculate basic EPS and diluted EPS (in millions, except per share data):

	Year ended December 31,
	2010	2009	2008
Net income (loss)	$29.6	$(323.9)	$(328.1)

Weighted average shares of common stock outstanding	153.1	153.0	153.1
Dilutive effect stock-based awards	—	—	—

Diluted weighted average shares of common stock outstanding	153.1	153.0	153.1

Basic earnings (loss) per share attributable to common stockholders	0.19	(2.12)	(2.14)

Diluted earnings (loss) per share attributable to common stockholders	$0.19	$(2.12)	$(2.14)

NOTE 21.    GEOGRAPHIC INFORMATION

The Company had the following Net sales by country as follows (dollars in millions):

	Year ended December 31,
	2010	2009	2008
United States	$1,411.0	$1,303.1	$1,504.3
Canada	133.1	145.2	134.3
China	67.3	42.4	52.4
United Kingdom	49.0	52.7	80.0
Germany	33.9	29.3	41.4
Japan	33.7	29.6	26.0
India	24.6	25.7	5.6
Other	173.7	138.7	217.4

Total	$1,926.3	$1,766.7	$2,061.4

The Company had net long-lived assets by country as follows (dollars in millions):

	Year ended December 31,
	2010	2009	2008
United States	$523.1	$564.1	$624.9
India	54.0	42.5	—
Netherlands	7.1	8.0	9.2
Hungary	4.2	—	—
Others	6.9	6.5	3.8

Total	$595.3	$621.1	$637.9

Allison Transmission Holdings, Inc.

Notes to Consolidated Financial Statements — (Continued)

NOTE 22.    QUARTERLY FINANCIAL INFORMATION

The following is a summary of the unaudited quarterly results of operations. The Company believes that all adjustments considered necessary for a fair presentation in accordance with GAAP have been included (in millions).

	Quarter ended,
	March 31	June 30	September 30	December 31
2010
Net sales	$473.7	$510.2	$482.0	$460.4
Gross profit	209.3	222.6	202.1	194.2
Operating income	91.3	103.8	80.8	65.9
Income before income taxes	24.7	16.5	7.1	35.0
Net income (loss)	10.4	1.1	(6.0)	24.1

2009
Net sales	$443.7	$433.4	$419.8	$469.8
Gross profit	144.3	128.9	153.4	193.2
Operating income (loss)	14.3	(178.0)	44.9	67.7
(Loss) income before income taxes	(64.1)	(229.5)	(17.5)	28.6
Net (loss) income	(81.3)	(241.1)	(44.3)	42.8

The Company’s 2009 quarterly results were affected by certain nonrecurring charges. In the quarter ended March 31, 2009, the Company recorded $42.5 million of restructuring charges as discussed in NOTE 18 “Restructuring Charges.” In the quarter ended June 30, 2009, the Company recorded a $190.0 million impairment charge as discussed in NOTE 5 “Goodwill and Other Intangibles,” a $36.6 million loss on Old GM OPEB receivable as discussed in NOTE 12 “Benefit Plans,” and $5.5 million of restructuring charges as discussed in NOTE 18 “Restructuring Charges.”

NOTE 23.    SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 18, 2011, which is the date the financial statements were issued, and no material subsequent events have been identified.

UNAUDITED

On April 15, 2011, the Company commenced a cash tender offer to purchase any and all of its outstanding 11.25% Senior Toggle Notes due 2015. The tender offer expired at midnight, New York City time, on May 12, 2011. The Company repurchased $468.1 million of the Senior Toggle Notes through the tender offer.

On April 26, 2011, the Company commenced an offering of $500.0 million of its 7.125% Senior Notes due 2019 (the “7.125% Senior Notes”). On May 6, 2011, ATI issued $500 million of the 7.125% Senior Notes. The 7.125% Senior Notes will mature on May 15, 2019. Interest on the 7.125% Senior Notes accrues at a rate of 7.125% per year and is payable semi-annually in arrears on May 15 and November 15 of each year.

Allison Transmission Holdings, Inc.

Schedule I—Parent Company only Balance Sheets

(In Millions)	December 31, 2010	December 31, 2009
ASSETS
Current Assets:
Cash	$0.0	$0.0

Total Current Assets	0.0	0.0
Investments in and advances to/from subsidiaries	741.7	736.6

Total Assets	$741.7	$736.6

LIABILITIES and STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$0.0	$0.0

Total Current Liabilities	0.0	0.0
Capital stock	1.5	1.5
Additional paid-in-capital	1,553.1	1,544.6
Treasury stock	(0.2)	(0.2)
Accumulated deficit	(786.7)	(816.3)
Accumulated other comprehensive (loss) income, net of tax	(26.0)	7.0

Total Liabilities and Stockholders’ Equity	$741.7	$736.6

The accompanying note is an integral part of the financial statements.

Allison Transmission Holdings, Inc.

Schedule I—Parent Company only Statement of Operations

	Year ended December 31,
(In Millions)	2010	2009	2008
Net sales	$0.0	$0.0	$0.0

General and administrative fees	0.0	0.0	0.0

Total Operating Expense (Income)	0.0	0.0	0.0

Other (Expense) Income
Equity earnings of consolidated subsidiary	29.6	(323.9)	(328.1)

Earnings (loss) before income taxes	29.6	(323.9)	(328.1)
Income tax expense (benefit)	0.0	0.0	0.0

Net earnings (loss)	$29.6	($323.9)	($328.1)

The accompanying note is an integral part of the financial statements.

Allison Transmission Holdings, Inc.

Schedule I—Parent Company only Statements of Cash Flows

	Year ended December 31,
(In Millions)	2010	2009	2008
Cash Flows from Operating Activities
Net income (loss)	$29.6	($323.9)	($328.1)
Add (deduct) items included in net income (loss) not using (providing) cash:
Equity in earnings in consolidated subsidiary	($29.6)	$323.9	$328.1

Net cash provided by operating activities	0.0	0.0	0.0

Cash Flows from Investing Activities
Investments from (in) subsidiaries	($0.1)	—	($0.4)

Net cash provided by (used in) investing activities	(0.1)	0.0	(0.4)

Cash Flows from Financing Activities
Capital contributions	$0.1	—	$0.6
Repurchase of common stock	—	—	($0.2)

Net cash provided by (used in) in financing activities	0.1	0.0	0.4

Cash and Cash Equivalents
Net increase (decrease) during period	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	0.0	0.0	0.0

Cash and cash equivalents at end of period	$0.0	$0.0	$0.0

The accompanying note is an integral part of the financial statements.

Allison Transmission Holdings, Inc.

Schedule I—Parent Company only Footnote

NOTE 1—BASIS OF PRESENTATION

Allison Transmission Holdings, Inc. (the “Parent Company”) is a holding company that conducts all of its business operations through its subsidiaries. There are restrictions on the Parent Company’s ability to obtain funds from its subsidiaries through dividends (refer to Note 7 to our Consolidated Financial Statements entitled “DEBT”). The entire amount of our consolidated net assets was subject to restrictions on payment of dividends at the end of December 31, 2010 and 2009. Accordingly, these financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Parent Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with Allison Transmission Holdings, Inc.’s audited Consolidated Financial Statements included elsewhere herein.

Allison Transmission Holdings, Inc.

Condensed Consolidated Balance Sheets

(unaudited, dollars in millions, except share data)

	June 30, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	$271.8	$252.2
Accounts receivables — net of allowance for doubtful accounts of $1.5 and $2.8, respectively	238.9	171.1
Inventories	171.3	147.9
Other current assets	43.1	74.3

Total Current Assets	725.1	645.5
Property, plant & equipment — net	570.0	595.3
Intangible assets — net	1,942.0	2,018.1
Goodwill	1,941.0	1,941.0
Other non-current assets	117.7	110.5

TOTAL ASSETS	$5,295.8	$5,310.4

LIABILITIES
Current Liabilities
Accounts payable	$189.2	$138.3
Product warranty liability	32.4	35.7
Current portion of long term debt	31.0	31.0
Notes payable	2.5	2.4
Deferred revenue	17.7	14.8
Other current liabilities	178.3	195.3

Total Current Liabilities	451.1	417.5
Product warranty liability	88.4	92.8
Deferred revenue	41.5	41.4
Long term debt	3,523.5	3,637.7
Deferred income taxes	195.4	175.3
Other non-current liabilities	216.8	204.0

TOTAL LIABILITIES	4,516.7	4,568.7
Commitments and contingencies (see NOTE N)

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value, 180,000,000 shares authorized, 149,500,000 issued and outstanding	1.5	1.5
Non-voting common stock, $0.01 par value, 20,000,000 shares authorized, 3,579,740 issued and 3,559,740 outstanding	—	—
Preferred stock, $0.01 par value, 20,000,000 shares authorized, none issued and outstanding	—	—
Treasury stock	(0.2)	(0.2)
Paid in capital	1,557.3	1,553.1
Accumulated deficit	(767.1)	(786.7)
Accumulated other comprehensive loss, net of tax	(12.4)	(26.0)

TOTAL STOCKHOLDERS’ EQUITY	779.1	741.7

TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	$5,295.8	$5,310.4

The accompanying notes are an integral part of the condensed consolidated financial statements.

Allison Transmission Holdings, Inc.

Condensed Consolidated Statements of Operations

(unaudited, dollars in millions, except share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net sales	$555.7	$510.2	$1,072.7	$983.9
Cost of sales	311.2	287.6	598.2	552.0

Gross profit	244.5	222.6	474.5	431.9
Selling, general and administrative expenses	96.7	95.4	197.6	187.4
Engineering — research and development	28.2	23.4	58.5	49.4

Operating income	119.6	103.8	218.4	195.1
Interest income	0.2	0.2	0.4	0.6
Interest expense	(71.2)	(85.0)	(121.0)	(158.1)
Premiums and expenses on tender offer of long-term debt	(56.9)	—	(56.9)	—
Other (expense) income, net	(2.9)	(2.5)	2.8	3.6

(Loss) income before income taxes	(11.2)	16.5	43.7	41.2
Income tax expense	(6.0)	(15.4)	(24.0)	(29.7)

Net (loss) income	$(17.2)	$1.1	$19.7	$11.5

Basic and diluted (loss) earnings per share attributable to common stockholders	$(0.11)	$0.01	$0.13	$0.08

The accompanying notes are an integral part of the condensed consolidated financial statements.

Allison Transmission Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited, dollars in millions)

	Six months ended June 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19.7	$11.5
Add (deduct) items included in net income not using (providing) cash:
Amortization of intangible assets	76.0	77.1
Premiums and expenses on tender offer of long-term debt	56.9	—
Depreciation of property, plant and equipment	51.5	47.6
Deferred income taxes	20.1	25.3
Loss (gain) on repurchases of long-term debt	8.3	(3.6)
Unrealized loss on derivatives	11.1	32.8
Amortization of deferred financing costs	6.6	5.8
Stock-based compensation	4.3	4.1
Other	(1.0)	1.5
Changes in assets and liabilities:
Accounts receivable	(65.6)	(30.4)
Inventories	(22.8)	(16.5)
Accounts payable	50.8	32.9
Other assets and liabilities	(22.2)	(16.1)

Net cash provided by operating activities	193.7	172.0
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions of long-lived assets	(27.6)	(17.1)
Collateral for interest rate derivatives	39.9	(32.2)
Proceeds from disposal of assets	2.2	0.2

Net cash provided by (used for) investing activities	14.5	(49.1)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt	500.0	—
Debt issuance costs	(15.0)	—
Repurchases of long-term debt	(596.2)	(92.0)
Principal payments on long-term debt	(75.0)	(65.5)

Net cash used for financing activities	(186.2)	(157.5)
Effect of exchange rate changes on cash	(2.4)	11.9

Net increase (decrease) in cash and cash equivalents	19.6	(22.7)
Cash and cash equivalents at beginning of period	252.2	153.1

Cash and cash equivalents at end of period	$271.8	$130.4

Supplemental disclosures:
Interest paid	$114.8	$125.7
Income taxes paid	$3.7	$2.1

The accompanying notes are an integral part of the condensed consolidated financial statements.

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

NOTE A.    OVERVIEW

Overview

Allison Transmission Holdings, Inc. and its subsidiaries (the “Company,” “Successor,” “our,” “us,” “we” or “Allison”), design and manufacture commercial and military fully-automatic transmissions.

The business was founded in 1915 and has been headquartered in Speedway, Indiana since inception. The Company has approximately 2,800 employees and 12 different transmission product lines. Although approximately 82% percent of revenues are generated in North America, the Company has a global presence by serving customers in Europe, Asia, South America and Africa. The Company serves customers through an independent network of approximately 1,500 independent distributor and dealer locations worldwide.

Since the introduction of the Company’s first fully-automatic transmission over 60 years ago, the Company’s products have gained acceptance in a variety of applications, including on-highway trucks (distribution, refuse, construction, fire and emergency), buses (primarily school and transit), motor homes, off-highway vehicles and equipment (primarily energy, mining and construction) and military vehicles (wheeled and tracked). The Company has developed over 100 different product models that are used in more than 2,500 different vehicle configurations, which are compatible with more than 500 combinations of engine brands, models and ratings. The Company also sells support equipment and Allison-branded replacement parts for the Company’s transmissions and remanufactured transmissions for use in the vehicle aftermarket.

NOTE B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2011 and 2010 have been prepared in accordance with accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited condensed consolidated financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. The information herein reflects all normal recurring material adjustments, which are, in the opinion of management, necessary for the fair presentation of the results for the periods presented. The condensed consolidated financial statements herein consist of all wholly-owned domestic and foreign subsidiaries with all significant intercompany transactions eliminated.

These condensed consolidated financial statements present the results of operations, financial position and cash flows of the Company. Certain reclassifications have been made in the consolidated financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income, total stockholders’ equity or cash flows.

The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 included in the Company’s Form S-1/A. The interim period financial results for the three and six month periods presented are not necessarily indicative of results to be expected for any other interim period or for the entire year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Significant estimates include, but are not limited to,

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

allowance for doubtful accounts, sales allowances, fair market values and future cash flows associated with goodwill, indefinite life intangibles, long-lived asset impairment tests, useful lives for depreciation and amortization, warranty liability, determination of discount and other assumptions for pension and other post-retirement benefit (“OPEB”) expense, income taxes and deferred tax valuation allowances, lease classification, derivative valuation, and contingencies. The Company’s accounting policies involve the application of judgments and assumptions made by management that include inherent risks and uncertainties. Actual results could differ materially from these estimates. Changes in estimates are recorded in results of operations in the period that the events or circumstances giving rise to such changes occur.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued authoritative accounting guidance that amended wording used to describe many of the requirements in measuring fair value and disclosing information about fair value measurements. The changes are not intended to change the application of the requirements of fair value measurement, but to clarify the application and disclosure of information. The amendments to the accounting guidance also establish a common approach with International Financial Reporting Standards (“IFRS”). The guidance is to be applied prospectively for entities interim and annual reporting periods beginning after December 15, 2011. The adoption of this amendment is not expected to have a material effect on our condensed consolidated financial statements.

In June 2011, the FASB issued authoritative accounting guidance on improving comparability, consistency, and transparency of items reported in other comprehensive income. The guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and requires either a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The accounting guidance also establishes a common approach with IFRS. The guidance is to be applied retrospectively for interim and annual reporting periods beginning after December 15, 2011 for public entities and after December 15, 2012 for nonpublic entities. The adoption of this amendment is not expected to have a material effect on our condensed consolidated financial statements, but will require a change in the presentation of comprehensive income from the notes of our condensed consolidated financial statements, where it is currently disclosed, to the face of our condensed consolidated financial statements.

NOTE C.    INVENTORIES

Inventories consisted of the following components (dollars in millions):

	June 30, 2011	December 31, 2010
Purchased parts and raw materials	$71.5	$67.2
Work in progress	10.7	7.1
Service parts	47.6	44.8
Finished goods	41.5	28.8

Total inventories	$171.3	$147.9

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE C.    INVENTORIES (Continued)

Inventory components shipped to third parties, primarily cores, parts to re-manufacturers, and contract manufacturers, in which the Company has an obligation to buyback, are included in purchased parts and raw materials, with an offsetting liability in Other current liabilities.

NOTE D.    GOODWILL AND OTHER INTANGIBLE ASSETS

The following presents a summary of goodwill and other intangible assets (dollars in millions):

	Expected useful life (years)	June 30, 2011	December 31, 2010
Goodwill	Indefinite	$1,941.0	$1,941.0

Other intangible assets:
Trade name	Indefinite	$870.0	$870.0
Customer relationships — military	18.5	62.3	62.3
Customer relationships — commercial	16.5	831.8	831.8
Proprietary technology	12.5	476.3	476.3
Non-compete agreement	10.0	17.3	17.3
Patented technology — military	8.5	28.2	28.2
Tooling rights	6.0	4.5	4.5
Patented technology — commercial	5.5	260.6	260.6

Other intangible assets — gross		2,551.0	2,551.0
Less: accumulated amortization		(609.0)	(532.9)

Other intangible assets — net		$1,942.0	$2,018.1

As of June 30, 2011 and December 31, 2010, the net carrying value of our Goodwill and Other intangibles was $3,883.0 million and $3,959.1 million, respectively.

NOTE E.    FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the FASB’s authoritative accounting guidance on fair value measurements, fair value is the price (exit price) that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and utilizes the best available information that maximizes the use of observable inputs and minimizes the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. The accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by the relevant guidance are as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed equities and publicly traded bonds.

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE E.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to authoritative accounting guidance and includes, in Level 3, all of those whose fair value is based on significant unobservable inputs. As of June 30, 2011, the Company did not have any Level 3 financial assets or liabilities.

The Company’s assets and liabilities that are measured at fair value include cash equivalents, available-for-sale securities and derivatives. The Company’s cash equivalents consist of short-term U.S. Government backed securities. The Company’s available-for-sale securities consist of ordinary shares of Torotrak Plc (“Torotrak”) associated with a license and exclusivity agreement with Torotrak. Torotrak’s listed shares are traded on the London Stock Exchange under the ticker symbol “TRK.” The Company’s derivative instruments consist of interest rate swaps, and foreign currency and commodity forward contracts.

The Company’s valuation techniques used to fair value cash equivalents and available-for-sale securities represents a market approach in active markets for identical assets that qualifies as Level 1 in the fair value hierarchy. The Company’s valuation techniques used to calculate the fair value of derivatives represents a market approach with observable inputs that qualify as Level 2 in the fair value hierarchy.

The foreign currency contracts consist of forward rate contracts which are intended to hedge exposure of transactions denominated in certain currencies and reduce the impact of currency price volatility on the Company’s financial results. The commodity contracts consist of forward rate contracts which are intended to hedge exposure of transactions involving purchases of component parts containing aluminum and reduce the impact of aluminum price volatility on the Company’s financial results.

For its foreign currency derivatives, the Company uses independent valuations which use the current spot market data adjusted for the time value of money. The foreign currency hedges have been accounted for within the authoritative accounting guidance set forth on accounting for derivative instruments and hedging activities and have been recorded at fair value based upon quoted market rates. The fair values are included in other current or non-current assets and liabilities in the Condensed Consolidated Balance Sheets. As of June 30, 2011, the Company elected not to apply hedge accounting to any of its foreign currency contracts, therefore all unrealized gains and losses from the revaluation of the contracts are recorded in Other (expense) income, net in the Condensed Consolidated Statements of Operations.

For its commodity derivatives, the Company uses independent valuations which use current quoted market rates adjusted for the time value of money. The fair values are included in Other current and non-current assets in the Condensed Consolidated Balance Sheets. The Company has not elected hedge accounting treatment for these commodity contracts and, as a result, unrealized fair value adjustments and realized gains or losses will be charged directly to Other (expense) income, net in the Condensed Consolidated Statements of Operations.

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE E.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

For its interest rate derivatives, the Company uses independent valuations which approximate the current economic value of the swaps using prices and rates at the average of the estimated bid and offer for the respective underlying assets. The floating-to-fixed interest rate swaps are based on the London Interbank Offered Rate (“LIBOR”) which is observable at commonly quoted intervals. The fair values are included in other current and non-current assets and liabilities in the Condensed Consolidated Balance Sheets. The Company has not elected hedge accounting treatment for the interest rate swaps and, as a result, fair value adjustments are charged directly to Interest expense in the Condensed Consolidated Statements of Operations.

The following table summarizes the fair value of our financial assets and (liabilities) as of June 30, 2011 and December 31, 2010 (dollars in millions):

	Fair Value Measurements Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		TOTAL
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Cash equivalents	$115.9	$117.9	$—	$—	$115.9	$117.9
Available-for-sale securities	12.4	4.9	—	—	12.4	4.9
Derivative assets	—	—	4.7	5.8	4.7	5.8
Derivative liabilities	—	—	(80.8)	(70.8)	(80.8)	(70.8)

Total	$128.3	$122.8	$(76.1)	$(65.0)	$52.2	$57.8

NOTE F.    DEBT

Long-term debt and maturities are as follows (dollars in millions):

	June 30, 2011	December 31, 2010
Long-term debt:
Senior Secured Credit Facility, variable, due 2014	$2,610.4	$2,685.4
Senior Notes, fixed 7.125%, due 2019	500.0	—
Senior Cash Pay Notes, fixed 11.00%, due 2015	425.0	478.0
Senior Toggle Notes, fixed 11.25%, due 2015	19.1	505.3

Total long-term debt	3,554.5	3,668.7
Less: current maturities of long-term debt	31.0	31.0

Total long-term debt less current portion	$3,523.5	$3,637.7

As of June 30, 2011, the Company had $2,610.4 million of indebtedness associated with the Senior Secured Credit Facility due August 2014. The Company also had indebtedness of $500.0 million of 7.125% senior notes due May 2019 (the “7.125% Senior Notes”), $425.0 million of 11.00% senior cash pay notes due November 2015 (the “Senior Cash Pay 11.00% Notes”) and $19.1 million of 11.25% senior toggle notes due November 2015 (the “Senior Toggle 11.25% Notes”), (together the 7.125% Senior Notes, Senior Cash Pay 11.00% Notes and Senior Toggle 11.25% Notes, the “Senior Notes”).

The fair value of the Company’s long-term debt obligations as of June 30, 2011 is $3,518.5 million. The fair value is based on quoted market yields as of June 30, 2011. The difference between the fair value and carrying value of the Company’s long-term debt is driven primarily, but not entirely, by the recent upward trend of the financial markets.

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE F.    DEBT (Continued)

Senior Secured Credit Facility

The Senior Secured Credit Facility provides for $400.0 million in revolving credit borrowings, net of an allowance for up to $50.0 million in outstanding letter of credit commitments. As of June 30, 2011 and December 31, 2010, the Company had no revolving credit facility borrowings and $20.2 million and $10.2 million in letters of credit issued and outstanding, respectively.

In May 2011, the Company amended some of the terms of its revolving credit facility, including extending the term from August 2013 to August 2016 and effectively increasing the borrowing capacity from $317.5 million to $400.0 million. As a result, the Company recorded an additional $4.2 million as deferred financing fees in the Condensed Consolidated Balance Sheets and $0.9 million as deferred financing fees expensed in the Condensed Consolidated Income Statements. All deferred financing fees associated with the credit facility will be amortized to interest expense on a straight-line basis over the term of the facility. As of June 30, 2011, the Company had no outstanding borrowings against the revolving credit facility.

For the six months ended June 30, 2011 and 2010, the Company repurchased $0.0 million and $97.2 million of its term loan pursuant to a modified Dutch auction, respectively. The repurchases of the term loans resulted in gains (the discount between the purchase price of the term loans and the face value of such term loans) of $0.0 million and $4.1 million, net of deferred financing fees written off, respectively.

In addition, the Company made principal payments of $75.0 million and $65.5 million on its Senior Secured Credit Facility for the six months ended June 30, 2011 and 2010.

The Senior Secured Credit Facility requires the Company to maintain a specified maximum total senior secured leverage ratio that becomes more restrictive over the term of the loan. As of June 30, 2011, we were in compliance with the maximum total senior secured leverage ratio achieving a 3.60x ratio versus a 5.75x requirement threshold. In addition, the Senior Secured Credit Facility, among other things, includes customary restrictions (subject to certain exceptions) on the Company’s ability to incur certain indebtedness, grant certain liens, make certain investments or declare or pay any dividends. As of June 30, 2011, the Company is in compliance with all covenants under its Senior Secured Credit Facility.

Senior Notes

In May 2011, the Company completed a cash tender offer to purchase any and all of its Senior Toggle 11.25% Notes. The tender offer resulted in the Company purchasing $468.1 million of $505.3 million of its outstanding Senior Toggle 11.25% Notes during May 2011, with a premium paid of $50.3 million and expenses of $6.6 million. All unamortized deferred issuance costs related to the Senior Toggle 11.25% Notes were expensed to Other (expense) income, net in the Condensed Consolidated Statements of Operations.

In May 2011, the Company completed an offering of $500.0 million of 7.125% Senior Notes due 2019. The proceeds from the offering, together with cash on hand, were used to repay the Company’s Senior Toggle 11.25% Notes due 2015 plus accrued and unpaid interest, applicable premiums, and expenses. As a result of the offering, the Company recorded approximately $10.8 million as deferred financing fees in the Condensed Consolidated Balance Sheets.

In June 2011, the Company also repurchased $53.0 million of its Senior Cash Pay 11.00% Notes resulting in a loss (the premium between the purchase price of the notes and the face value of such notes) of $5.8 million, net of deferred financing fees written off.

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE F.    DEBT (Continued)

In June 2011, the Company repurchased $18.1 million of Senior Toggle 11.25% Notes resulting in a loss (the premium between the purchase price of the notes and the face value of such notes) of $1.9 million, net of deferred financing fees written off, respectively.

Prior to November 1, 2011, the Company may redeem some or all of the Senior Cash Pay 11.00% Notes or Senior Toggle 11.25% Notes by paying the applicable “make-whole” premium. At any time on or after November 1, 2011, the Company may redeem some or all of the Senior Cash Pay 11.00% Notes or Senior Toggle 11.25% Notes at specified redemption prices in the governing indentures.

Prior to May 15, 2015, the Company may redeem some or all of the 7.125% Senior Notes by paying the applicable “make-whole” premium. At any time on or after May 15, 2015, the Company may redeem some or all of the 7.125% Senior Notes at specified redemption prices in the governing indenture.

As of June 30, 2011, the Company had not redeemed any of the Senior Notes.

On April 30, 2011, the Company continued to elect to pay cash interest on its Senior Toggle 11.25% Notes for the interest period May 1, 2011 through November 30, 2011.

Notes Payable

As of June 30, 2011 and December 31, 2010, the Company had Japanese Yen denominated unsecured short-term notes of 200 million Yen (approximately $2.5 million) and 200 million Yen (approximately $2.4 million), respectively. The weighted average interest rate related to the debt as of June 30, 2011 and December 31, 2010 was 1.24%. As of June 30, 2011, all of the outstanding Japanese Yen denominated short-term notes are payable within the next three months.

NOTE G.    DERIVATIVES

Interest Rate

The maturities of the swaps outstanding as of June 30, 2011 and December 31, 2010 do not correspond with the maturity of the term loan, but are similar in all other respects. A summary of the Company’s derivatives as of June 30, 2011 and December 31, 2010 follows (dollars in millions):

	June 30, 2011		December 31, 2010
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest Rate Swap B, due 2011	$—	$—	$250.0	$(2.8)
Interest Rate Swap D, due 2013	125.0	(9.6)	125.0	(10.8)
Interest Rate Swap E, due 2013	150.0	(7.1)	150.0	(7.3)
Interest Rate Swap F, due 2013	75.0	(3.3)	75.0	(3.4)
Interest Rate Swap G, due 2013	75.0	(3.9)	75.0	(4.1)
Interest Rate Swap H, due 2014	350.0	(27.2)	350.0	(20.8)
Interest Rate Swap I, due 2014	350.0	(27.4)	350.0	(21.1)
Interest Rate Swap J, due 2014	125.0	(1.1)	125.0	(0.2)
Interest Rate Swap K, due 2014	125.0	(1.2)	125.0	(0.3)

	$1,375.0	$(80.8)	$1,625.0	$(70.8)

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE G.    DERIVATIVES (Continued)

Certain of the Company’s interest rate derivatives contain credit-risk and collateral contingent features under which downgrades in the Company’s credit rating could require the Company to increase its collateral. Certain interest rate derivatives also contain provisions under which the Company may be required to post additional collateral if the LIBOR interest rate curve reaches certain levels. During the second quarter of 2011, the Company amended its agreements associated with Interest Rate Swap E, F, G and H to eliminate the requirement for the Company to post collateral. This resulted in a return of $51.4 million of collateral, including a $2.0 million independent collateral requirement, in exchange for a one-time payment of $1.8 million and letters of credit. The Company recorded the $1.8 million as interest expense in the second quarter of 2011.

As of June 30, 2011 and December 31, 2010, the Company had recorded collateral of $4.0 million and $41.9 million in Other current assets in the Condensed Consolidated Balance Sheets, respectively, as the balances are subject to frequent change.

Currency Exchange

The following table summarizes the outstanding foreign currency forward contracts as of June 30, 2011 and December 31, 2010 (amounts in millions):

	June 30, 2011		December 31, 2010
	Notional Amount	Fair Value	Notional Amount	Fair Value
Euro (EUR)	€3.4	$0.5	€11.2	$0.1
Japanese Yen (JPY)	N/A	—	¥110.0	0.1

		$0.5		$0.2

Commodity

The following table summarizes the outstanding commodity forward contracts as of June 30, 2011 and December 31, 2010 (dollars in millions):

	June 30, 2011			December 31, 2010
	Notional Amount	Quantity	Fair Value	Notional Amount	Quantity	Fair Value
Steel	$0.9	1,380 short tons	$0.1	$1.6	2,480 short tons	$0.1
Aluminum	$13.5	6,950 metric tons	4.1	$18.7	9,800 metric tons	5.5

			$4.2			$5.6

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE G.    DERIVATIVES (Continued)

The following tabular disclosures further describe the Company’s derivative instruments and their impact on the financial condition of the Company.

	June 30, 2011		December 31, 2010
(dollars in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments
Foreign currency contracts	Other current assets	$0.5	Other current assets	$0.2
Commodity contracts	Other current and non-current assets	4.2	Other current and non-current assets	5.6
Interest rate contracts	Other current and non-current liabilities	(80.8)	Other current and non-current liabilities	(70.8)

Total derivatives not designated as hedging instruments		$(76.1)		$(65.0)

The fair values of the derivatives are recorded between current and non-current assets and current and non-current liabilities as appropriate in the Condensed Consolidated Balance Sheets. As of June 30, 2011, the amount recorded to Other current assets for foreign currency contracts was $0.5 million. The amounts recorded to other current and non-current assets for commodity contracts were $3.5 million and $0.7 million, respectively. The amounts recorded to current and non-current liabilities for interest rate contracts were ($28.0) million and ($52.8) million, respectively.

As of December 31, 2010, the amount recorded to Other current assets for foreign currency contracts was $0.2 million. The amounts recorded to other current and non-current assets for commodity contracts were $4.5 million and $1.1 million, respectively. The amounts recorded to current and non-current liabilities for interest rate contracts were ($18.4) million and ($52.4) million, respectively.

The following tabular disclosures further describe the Company’s derivative instruments and their impact on the results of operations of the Company.

	Three months ended June 30, 2011		Three months ended June 30, 2010
(dollars in millions)	Location of gain (loss) recognized on derivatives	Amount of gain (loss) recognized on derivatives	Location of loss recognized on derivatives	Amount of loss recognized on derivatives
Derivatives not designated as hedging instruments
Foreign currency contracts	Other (expense) income, net	$0.2	Other (expense) income, net	$(0.8)
Commodity contracts	Other (expense) income, net	(1.1)	Other (expense) income, net	(4.1)
Interest rate contracts	Interest expense	(16.6)	Interest expense	(20.0)

Total derivatives not designated as hedging instruments		$(17.5)		$(24.9)

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE G.    DERIVATIVES (Continued)

	Six months ended June 30, 2011		Six months ended June 30, 2010
(dollars in millions)	Location of gain (loss) recognized on derivatives	Amount of gain (loss) recognized on derivatives	Location of loss recognized on derivatives	Amount of loss recognized on derivatives
Derivatives not designated as hedging instruments
Foreign currency contracts	Other (expense) income, net	$1.2	Other (expense) income, net	$(1.2)
Commodity contracts	Other (expense) income, net	0.8	Other (expense) income, net	(3.3)
Interest rate contracts	Interest expense	(10.1)	Interest expense	(28.1)

Total derivatives not designated as hedging instruments		$(8.1)		$(32.6)

NOTE H.    PRODUCT WARRANTY LIABILITIES

Product warranty liability activities consist of the following (dollars in millions):

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Beginning balance	$125.0	$167.9	$128.5	$175.7
Payments	(6.9)	(9.1)	(17.2)	(19.6)
Increase in liability (warranty issued during period)	7.0	6.5	13.3	11.3
Net adjustment to liability	(4.6)	(12.4)	(4.3)	(15.2)
Accretion (for Predecessor liabilities)	0.3	0.5	0.5	1.2

Ending balance	$120.8	$153.4	$120.8	$153.4

As of June 30, 2011, the current and non-current liabilities were $32.4 million and $88.4 million, respectively. As of June 30, 2010, the current and non-current liabilities were $35.6 million and $117.8 million, respectively.

Deferred revenue for ETC activity (dollars in millions):

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Beginning balance	$57.1	$46.3	$56.2	$44.7
Increases	5.6	6.4	9.7	12.3
Revenue earned	(3.5)	(3.3)	(6.7)	(7.6)

Ending balance	$59.2	$49.4	$59.2	$49.4

As of June 30, 2011, the current and non-current liabilities were $17.7 million and $41.5 million, respectively. As of June 30, 2010, the current and non-current liabilities were $11.4 million and $38.0 million, respectively.

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE I.    OTHER (EXPENSE) INCOME, NET

Other (expense) income, net consists of the following (dollars in millions):

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
(Loss) gain on repurchases of long-term debt	$(8.3)	$(0.5)	$(8.3)	$3.6
Vendor settlement	3.9	—	3.9	—
Grant Program income	3.1	2.5	6.8	5.3
Unrealized loss on derivative contracts	(2.6)	(5.3)	(1.0)	(4.7)
Realized gain on derivative contracts	1.7	0.0	3.0	0.2
(Loss) gain on foreign exchange	(1.0)	0.8	(2.3)	(0.7)
Other	0.3	—	0.7	(0.1)

Total	$(2.9)	$(2.5)	$2.8	$3.6

In the second quarter 2011, the Company repurchased $53.0 million of its Senior Cash Pay 11.00%, $18.1 million of Senior Toggle 11.25% Notes, and made principal payments of $75.0 million on its Senior Secured Credit Facility, resulting in losses (the premium between the purchase price of the notes and the face value of such notes) of $5.8 million, $1.9 million and $0.6 million, net of deferred financing fees written off, respectively.

In 2009, the Company was notified by the U.S. Department of Energy (“DOE”) that it was selected to receive up to $62.8 million of matching funds from a cost-share grant program funded by the American Recovery and Reinvestment Act for the development of hybrid-propulsion system manufacturing capacity in the U.S. (the “Grant Program”). All applicable costs associated with the Grant Program have been charged to Engineering — research and development while the Government’s matching reimbursement is recorded to Other (expense) income, net in the Condensed Consolidated Statements of Operations. Since inception of the Grant Program, the Company has recorded $20.6 million of reimbursable expenses to Other (expense) income, net in the Condensed Consolidated Statements of Operations.

For the three months ended June 30, 2011 and 2010, the Company has recorded $0.1 million and $0.4 million, respectively, as a reduction of the basis of capital assets purchased under the Grant Program. For the six months ended June 30, 2011 and 2010, the Company has recorded $1.0 million and $0.4 million, respectively as a reduction of the basis of capital assets purchased under the Grant Program. As of June 30, 2011, the Company has placed approximately $1.5 million of assets in service under the Grant Program, resulting in related depreciation of $0.0 million for the six months ended June 30, 2011.

NOTE J.    OTHER CURRENT LIABILITIES

The Other current liabilities consist of the following (dollars in millions):

	As of June 30, 2011	As of December 31, 2010
Payroll and related costs	$44.0	$56.3
Sales allowances	32.0	36.7
Accrued derivative payable	28.0	18.4
Accrued interest payable	18.6	29.5
Vendor buyback obligation	14.6	19.4
Military price reduction reserve	14.1	13.5
Taxes payable	11.1	10.4
Research and development payable	5.3	—
Other accruals	10.6	11.1

Total	$178.3	$195.3

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE K.    EMPLOYEE BENEFIT PLANS

Components of net periodic benefit expense consist of the following (dollars in millions):

	Pension Plans		Post-retirement Benefits
	Three months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
Net periodic benefit expense:
Service cost	$3.7	$3.5	$0.9	$0.7
Interest cost	1.0	0.7	1.8	1.5
Expected return on assets	(1.1)	(0.9)	—	—
Prior service cost	0.1	0.1	—	—
Loss (gain)	0.2	0.1	—	(0.6)

Net periodic benefit expense	$3.9	$3.5	$2.7	$1.6

	Pension Plans		Post-retirement Benefits
	Six months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net periodic benefit expense:
Service cost	$7.4	$7.0	$1.8	$1.4
Interest cost	2.0	1.4	3.6	3.0
Expected return on assets	(2.2)	(1.8)	—	—
Prior service cost	0.2	0.2	—	—
Loss (gain)	0.4	0.2	—	(1.2)

Net periodic benefit expense	$7.8	$7.0	$5.4	$3.2

NOTE L.    INCOME TAXES

The Effective Tax Rate (“ETR”) for the three and six months ended June 30, 2011 was (53.6%) and 54.9%, respectively. The Company continues to record a full valuation allowance related to its net deferred tax asset with the exception of the deferred tax liability associated with its indefinite lived intangibles. Adjustments to the tax basis of these indefinite lived intangibles resulting from tax amortization of the intangible assets or changes in the fair value of the Company’s assumed liabilities continues to give rise to deferred tax expense. For the three and six months ended June 30, 2011, the Company recorded total tax expense of $6.0 million and $24.0 million, respectively. The pretax income recorded the six month period ended June 30, 2011 includes $0.7 million of income from the sale of land, $2.0 million of income related to a benefit plan adjustment, $3.9 million of income from a vendor settlement, and ($65.2) million of expense for the retirement of debt repurchased at a premium.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Because the timing of the reversal of the amortizable goodwill and trade name intangible are indefinite, these deferred tax liabilities are not considered in evaluating the reversal of the temporary differences. As a result, a valuation allowance has been established against the deferred tax assets net of deferred tax liabilities having a definite life.

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE L.    INCOME TAXES (Continued)

A sustained period of profitability in our operations is required before we would change our judgment regarding the need for a full valuation allowance against our net deferred tax assets. Accordingly, although we were profitable in 2010 and the first six months of 2011, we continue to record a full valuation allowance against the net deferred tax assets. Although the weight of negative evidence related to cumulative losses is decreasing, we believe that this objectively-measured negative evidence outweighs the subjectively-determined positive evidence and, as such, we have not changed our judgment regarding the need for a full valuation allowance in the second quarter of 2011.

Continued improvement in our operating results, however, could lead to reversal of all of our valuation allowance as early as the second half of 2012.

In accordance with the FASB’s authoritative guidance on accounting for uncertainty in income taxes, the Company had no liability for unrecognized tax benefits as of June 30, 2011 and December 31, 2010. The accounting guidance prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For the year ended December 31, 2010, the return will remain subject to examination by the various taxing authorities for the duration of the applicable statute of limitations (generally three years from the later of the date of filing or the due date of the return).

NOTE M.    COMPREHENSIVE (LOSS) INCOME

The Company’s comprehensive (loss) income consists of unrealized net gains and losses on available-for-sale securities and the translation of the assets and liabilities of its foreign operations. The following table reconciles net (loss) income to comprehensive (loss) income with the related tax effects (dollars in millions):

Comprehensive (loss) income
	Before Tax	Tax Expense	After Tax
Three months ended June 30, 2011
Net loss	$(11.2)	$(6.0)	$(17.2)
Foreign currency translation	0.5	—	0.5
Available-for-sale securities	3.0	—	3.0

Total comprehensive loss	$(7.7)	$(6.0)	$(13.7)

Three months ended June 30, 2010
Net income	$16.5	$(15.4)	$1.1
Foreign currency translation	(5.5)	—	(5.5)
Available-for-sale securities	(0.7)	—	(0.7)

Total comprehensive income (loss)	$10.3	$(15.4)	$(5.1)

Six months ended June 30, 2011
Net income	$43.7	$(24.0)	$19.7
Foreign currency translation	6.1	—	6.1
Available-for-sale securities	7.4	—	7.4

Total comprehensive income	$57.2	$(24.0)	$33.2

Six months ended June 30, 2010
Net income	$41.2	$(29.7)	$11.5
Foreign currency translation	(5.2)	—	(5.2)
Available-for-sale securities	(1.7)	—	(1.7)

Total comprehensive income	$34.3	$(29.7)	$4.6

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE N.    COMMITMENTS AND CONTINGENCIES

Claims, Disputes, and Litigation

The Company is party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. These proceedings primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. The Company believes that the ultimate liability, if any, in excess of amounts already provided for in the consolidated financial statements or covered by insurance on the disposition of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

During the second quarter of 2009, the Company identified certain differences between benefits promised under certain benefit plans and the administration of those plans. The Company has amended its plan documents to correct these differences and has filed a request with the Internal Revenue Service (“IRS”) to enter into a closing agreement to correct the differences retroactively to the original adoption of the Company’s benefit plans. During the quarter ended June 30, 2011, the Company and the IRS reached an agreement to resolve the difference between benefits promised and the administration of those plans. As a result of the agreement, the Company reduced its reserve related to the potential additional benefits, penalties and fines from $2.5 million to $0.5 million.

NOTE O.    (LOSS) EARNINGS PER SHARE

The Company presents both basic and diluted (loss) earnings per share (“EPS”) amounts. Basic EPS is calculated by dividing net (loss) income by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is calculated by dividing net (loss) income by the weighted average number of common shares and common equivalent shares outstanding during the reporting period that are calculated using the treasury stock method for stock options. The treasury stock method assumes that the Company uses the proceeds from the exercise of awards to repurchase common stock at the average market price during the period. The assumed proceeds under the treasury stock method include the purchase price that the grantee will pay in the future, compensation cost for future service that the Company has not yet recognized and any tax benefits that would be credited to additional paid-in-capital when the award generates a tax deduction. If there would be a shortfall resulting in a charge to additional paid-in-capital, such an amount would be a reduction of the proceeds. For the three and six months ended June 30, 2011 and 2010, outstanding stock options were not included in the diluted EPS computation because they were anti-dilutive.

The following table reconciles the numerators and denominators used to calculate basic EPS and diluted EPS (in millions, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
Net (loss) income	$(17.2)	$1.1	$19.7	$11.5

Weighted average shares of common stock outstanding	153.1	153.1	153.1	153.1
Dilutive effect stock-based awards	—	—	—	—

Diluted weighted average shares of common stock outstanding	153.1	153.1	153.1	153.1

Basic (loss) earnings per share attributable to common stockholders	$(0.11)	$0.01	$0.13	$0.08

Diluted (loss) earnings per share attributable to common stockholders	$(0.11)	$0.01	$0.13	$0.08

Allison Transmission Holdings, Inc.

Notes to Condensed Consolidated Financial Statements — (Continued)

NOTE P.    GEOGRAPHIC INFORMATION

The Company had the following net sales by country as follows (dollars in millions):

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
United States	$388.5	$361.2	$753.6	$716.9
Canada	43.3	44.3	90.1	78.9
China	25.8	18.3	50.3	29.4
United Kingdom	15.5	14.2	27.7	23.8
Japan	10.2	9.1	16.0	14.9
Germany	9.8	8.9	18.9	17.1
Turkey	6.3	3.4	13.6	7.0
Other	56.3	50.8	102.5	95.9

Total	$555.7	$510.2	$1,072.7	$983.9

The Company had net long-lived assets by country as follows (dollars in millions):

	As of June 30, 2011	As of December 31, 2010
United States	$490.3	$523.1
India	52.2	54.0
Hungary	18.6	4.2
Netherlands	1.8	7.1
Others	7.1	6.9

Total	$570.0	$595.3

NOTE Q.    SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through August 10, 2011, which is the date the financial statements were issued, and no material subsequent events have been identified.

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Allison Transmission Holdings, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch	Citigroup	J.P. Morgan

Credit Suisse	Morgan Stanley	Goldman, Sachs & Co.

Barclays Capital	Deutsche Bank Securities

Baird

KeyBanc Capital Markets	SMBC Nikko

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee		$87,075
FINRA Filing Fee		75,500
Printing and Engraving Expense
Legal Fees
Accounting Fees
NYSE Listing Fees
Transfer Agent Fee

Total	$

Item 14. Indemnification of Directors and Officers

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the Company’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated certificate of incorporation filed as Exhibit 3.1 to this registration statement provides that our directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breach of their fiduciary duties. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws provides for indemnification of the officers and directors to the full extent permitted by applicable law.

In addition, we entered into agreements to indemnify our directors and executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The form of such indemnification agreement is filed as Exhibit 10.9 to this Registration Statement.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

The information presented in this Item 15 does not give effect to the         -for-         stock split being executed concurrently with the effectiveness of this registration statement. Since June 30, 2008, we have granted to our directors, officers and employees options to purchase an aggregate of 1,302,969 shares of our common stock with per share exercise prices equal to $10.00, $15.00 or $20.00 under our equity incentive plan, which we refer to as the existing equity incentive plan.

Since June 30, 2008, none of our directors, officers and employees have exercised options granted under our existing equity incentive plan.

Since June 30, 2008, we have issued to certain of our officers and employees an aggregate of 6,000 shares of our common stock for aggregate consideration of $60,000 pursuant to stock purchase rights that were granted under our existing equity incentive plan.

Since June 30, 2008, we have issued to certain of our officers and employees an aggregate of 62,240 shares of our common stock as partial payment of annual incentive bonus compensation in consideration of services performed in 2008 and 2009.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased stock as described above represented their intention to acquire the stock for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(A)    Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Allison Transmission Holdings, Inc.

3.2**	Form of Amended and Restated Bylaws of Allison Transmission Holdings, Inc.

4.1**	Form of Stock Certificate

4.2**	Indenture governing the 11.0% Senior Notes due 2015, among Allison Transmission, Inc. as Issuer, the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, dated October 16, 2007

4.3**	Form of 11.0% Senior Note due 2015 (included in Exhibit 4.2)

4.4**	Indenture governing the 11.25% Senior Toggle Notes due 2015, among Allison Transmission, Inc. as Issuer, the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, dated October 17, 2007

4.5**	Form of 11.25% Senior Toggle Note due 2015 (included in Exhibit 4.4)

4.6**	Indenture governing the 7.125% Senior Notes due 2019, among Allison Transmission, Inc. as Issuer, the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, dated May 6, 2011

4.7**	Form of 7.125% Senior Note due 2019 (included in Exhibit 4.6)

5.1**	Form of Opinion of Latham & Watkins LLP

10.1**	Credit Agreement among Allison Transmission Holdings, Inc., Allison Transmission, Inc., as Borrower, the Several Lenders from time to time parties thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Brothers Commercial Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agents, Sumitomo Mitsui Banking Corporation, as Documentation Agent and Co-Arranger and Citigroup Global Markets Inc., Lehman Brothers Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, As Joint Lead Arrangers And Joint Bookrunners, dated as of August 7, 2007

10.2**	First Amendment to the Credit Agreement among Allison Transmission Holdings, Inc., Allison Transmission, Inc., as Borrower, the Several Lenders from time to time parties thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Brothers Commercial Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agents, Sumitomo Mitsui Banking Corporation, as Documentation Agent and Co-Arranger and Citigroup Global Markets Inc., Lehman Brothers Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, As Joint Lead Arrangers And Joint Bookrunners, dated as of November 21, 2008

10.3**	Guarantee And Collateral Agreement made by Allison Transmission Holdings, Inc. Allison Transmission, Inc. as Borrower, and the Subsidiary Guarantors party hereto in favor of Citicorp North America, Inc., as Administrative Agent, dated as of August 7, 2007

10.4**	Trademark Security Agreement made by Allison Transmission, Inc. in favor of Citicorp North America, Inc., as Administrative Agent, dated as of August 7, 2007

10.5**	Copyright Security Agreement made by Allison Transmission, Inc. in favor of Citicorp North America, Inc., as Administrative Agent, dated as of August 7, 2007

10.6**	Form of Amended and Restated Stockholders Agreement

10.7**	Employment and Severance Agreement, between Allison Transmission, Inc. and Lawrence E. Dewey, dated as of February 7, 2008

10.8**	Employment and Severance Agreement, between Allison Transmission, Inc. and David S. Graziosi, dated as of November 1, 2007

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
10.9**	Form of Allison Transmission Holdings, Inc. Indemnification Agreement

10.10**	Allison Transmission Holdings, Inc. 2011 Equity Incentive Award Plan

10.11**	Form of 2011 Equity Incentive Award Plan Restricted Stock Agreement

10.12**	Form of 2011 Equity Incentive Award Plan Restricted Stock Unit Agreement

10.13**	Form of 2011 Equity Incentive Award Plan Stock Option Agreement

10.14**	Equity Incentive Plan of Allison Transmission Holdings, Inc.

10.15**	Form of Employee Stock Option Agreement under Equity Incentive Plan of Allison Transmission Holdings, Inc.

10.16**	Form of Independent Director Stock Option Agreement under Equity Incentive Plan of Allison Transmission Holdings, Inc.

10.17**

Second Amendment to the Credit Agreement among Allison Transmission Holdings, Inc., Allison Transmission, Inc., as Borrower, the several banks and other financial institutions or entities from time to time parties thereto as Lenders, Citicorp North America, Inc., as Administrative Agent and Collateral Agent, Lehman Brothers Commercial Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agents, Sumitomo Mitsui Banking Corporation, as Documentation Agent and Co-Arranger, and Citigroup Global Markets Inc., Lehman Brothers Inc., and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners, dated as of May 13, 2011

10.18**	Services Agreement among Allison Transmission, Inc., TC Group IV L.L.C. and Onex Partners Manager LP, dated August 7, 2007

21.1**	List of Subsidiaries

23.1**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

24.1**	Powers of Attorney (included in the signature pages to this registration statement)

**	Previously filed.

(B)    Financial Statement Schedules

Schedule I

Parent Company only Financial Statements required to be filed under this item are set forth in Item 8 of this Registration Statement.

Schedule II — Valuation and Qualifying Accounts

Certain information required in Schedule II, Valuation and Qualifying Accounts, has been omitted because equivalent information has been included in the financial statements included in this Registration Statement.

Other financial statement schedules have been omitted because they either are not required, are immaterial or are not applicable.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Indianapolis, state of Indiana, on August 10, 2011.

ALLISON TRANSMISSION HOLDINGS, INC.

By:	/s/ Lawrence E. Dewey
Lawrence E. Dewey
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ Lawrence E. Dewey Lawrence E. Dewey	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	August 10, 2011

/s/ David S. Graziosi David S. Graziosi	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	August 10, 2011

* Brian A. Bernasek	Director	August 10, 2011

* Kosty Gilis	Director	August 10, 2011

* Gregory S. Ledford	Director	August 10, 2011

* Seth M. Mersky	Director	August 10, 2011

* Thomas W. Rabaut	Director	August 10, 2011

* Francis Raborn	Director	August 10, 2011

* Richard V. Reynolds	Director	August 10, 2011

*By:	/s/ David S. Graziosi
David S. Graziosi Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1**	Form of Underwriting Agreement

3.1**	Form of Amended and Restated Certificate of Incorporation of Allison Transmission Holdings, Inc.

3.2**	Form of Amended and Restated Bylaws of Allison Transmission Holdings, Inc.

4.1**	Form of Stock Certificate

4.2**	Indenture governing the 11.0% Senior Notes due 2015, among Allison Transmission, Inc. as Issuer, the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, dated October 16, 2007

4.3**	Form of 11.0% Senior Note due 2015 (included in Exhibit 4.2)

4.4**	Indenture governing the 11.25% Senior Toggle Notes due 2015, among Allison Transmission, Inc. as Issuer, the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, dated October 17, 2007

4.5**	Form of 11.25% Senior Toggle Note due 2015 (included in Exhibit 4.4)

4.6**	Indenture governing the 7.125% Senior Notes due 2019, among Allison Transmission, Inc. as Issuer, the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee, dated May 6, 2011

4.7**	Form of 7.125% Senior Note due 2019 (included in Exhibit 4.6)

5.1**	Form of Opinion of Latham & Watkins LLP

10.1**	Credit Agreement among Allison Transmission Holdings, Inc., Allison Transmission, Inc., as Borrower, the Several Lenders from time to time parties thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Brothers Commercial Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agents, Sumitomo Mitsui Banking Corporation, as Documentation Agent and Co-Arranger and Citigroup Global Markets Inc., Lehman Brothers Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, As Joint Lead Arrangers And Joint Bookrunners, dated as of August 7, 2007

10.2**	First Amendment to the Credit Agreement among Allison Transmission Holdings, Inc., Allison Transmission, Inc., as Borrower, the Several Lenders from time to time parties thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Brothers Commercial Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agents, Sumitomo Mitsui Banking Corporation, as Documentation Agent and Co-Arranger and Citigroup Global Markets Inc., Lehman Brothers Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, As Joint Lead Arrangers And Joint Bookrunners, dated as of November 21, 2008

10.3**	Guarantee And Collateral Agreement made by Allison Transmission Holdings, Inc. Allison Transmission, Inc. as Borrower, and the Subsidiary Guarantors party hereto in favor of Citicorp North America, Inc., as Administrative Agent, dated as of August 7, 2007

10.4**	Trademark Security Agreement made by Allison Transmission, Inc. in favor of Citicorp North America, Inc., as Administrative Agent, dated as of August 7, 2007

10.5**	Copyright Security Agreement made by Allison Transmission, Inc. in favor of Citicorp North America, Inc., as Administrative Agent, dated as of August 7, 2007

10.6**	Form of Amended and Restated Stockholders Agreement

10.7**	Employment and Severance Agreement, between Allison Transmission, Inc. and Lawrence E. Dewey, dated as of February 7, 2008
10.8**	Employment and Severance Agreement, between Allison Transmission, Inc. and David S. Graziosi, dated as of November 1, 2007

10.9**	Form of Allison Transmission Holdings, Inc. Indemnification Agreement

10.10**	Allison Transmission Holdings, Inc. 2011 Equity Incentive Award Plan

10.11**	Form of 2011 Equity Incentive Award Plan Restricted Stock Agreement

10.12**	Form of 2011 Equity Incentive Award Plan Restricted Stock Unit Agreement

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

10.13**	Form of 2011 Equity Incentive Award Plan Stock Option Agreement

10.14**	Equity Incentive Plan of Allison Transmission Holdings, Inc.

10.15**	Form of Employee Stock Option Agreement under Equity Incentive Plan of Allison Transmission Holdings, Inc.

10.16**	Form of Independent Director Stock Option Agreement under Equity Incentive Plan of Allison Transmission Holdings, Inc.

10.17**

Second Amendment to the Credit Agreement among Allison Transmission Holdings, Inc., Allison Transmission, Inc., as Borrower, the several banks and other financial institutions or entities from time to time parties thereto as Lenders, Citicorp North America, Inc., as Administrative Agent and Collateral Agent, Lehman Brothers Commercial Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agents, Sumitomo Mitsui Banking Corporation, as Documentation Agent and Co-Arranger, and Citigroup Global Markets Inc., Lehman Brothers Inc., and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Joint Bookrunners, dated as of May 13, 2011

10.18**	Services Agreement among Allison Transmission, Inc., TC Group IV, L.L.C. and Onex Partners Manager LP, dated August 7, 2007

21.1**	List of Subsidiaries

23.1**	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of PricewaterhouseCoopers LLP

24.1**	Powers of Attorney (included in the signature pages to this registration statement)

**	Previously filed.